Exhibit (a)(2)

PRELIMINARY—SUBJECT TO COMPLETION—DATED SEPTEMBER 15, 2016

This Supplemental Information Statement is being provided to shareholders of
Cnova N.V. in order to comply with applicable U.S. securities laws

Supplemental Information Statement Relating to the
Reorganization of the Brazilian Activities of Cnova N.V.
within Via Varejo S.A.

The information in this supplemental information statement is subject to completion or amendment. You should review the final version of this supplemental information statement, which will be filed by Cnova N.V. with the U.S. Securities and Exchange
Commission and made available on Cnova N.V.’s webpage, when it is available.

The date of the supplemental information statement is [   ], 2016

GENERAL INFORMATION

This supplemental information statement supplements the disclosures set forth in Cnova’s shareholders’ circular, dated September 15, 2016 (which we refer to as the “Cnova Shareholders’ Circular”), for purposes of the compliance by the Filing Parties (as defined herein) with their disclosure requirements pursuant to Rule 13e-3 under the Exchange Act. You should read this supplemental information statement together with the Cnova Shareholders’ Circular, because this supplemental information statement does not contain all the information that may be important to you.

Cnova has filed with the SEC a transaction statement on Schedule 13E-3 relating to the Transactions, which we refer to as the “Transaction Statement.” This supplemental information statement has been filed as Exhibit (a)(2) to the Transaction Statement and does not contain all of the information in the Transaction Statement. Whenever a reference is made in this supplemental information statement to an agreement or other document, please be aware that the reference is not complete and that you should refer to the exhibits that are part of the Transaction Statement for a copy of that agreement or other document. See “Where You Can Find Additional Information.”

In this supplemental information statement:

•	“Casino” refers to Casino, Guichard-Perrachon S.A., a French public limited company (société anonyme);
•	“Casino Group” refers to Casino and its subsidiaries and, where appropriate, the controlling holding companies of Casino;
•	“CBD” refers to Companhia Brasileira de Distribuição, a Brazilian corporation (sociedade anônima);
•	“Cnova” refers to Cnova N.V., a Netherlands public limited liability company (naamloze vennootschap);
•	“Via Varejo” refers to Via Varejo S.A., a Brazilian corporation (sociedade anônima);
•	“Filing Parties” refers to Casino, CBD, Cnova and Via Varejo;
•	“Cnova Brazil” refers to Cnova Comércio Eletrônico S.A., a Brazilian private corporation (sociedade anônima);
•	The “Reorganization Agreement” refers to the Reorganization Agreement among Via Varejo, Cnova Brazil and Cnova, dated as of August 8, 2016, and included as Exhibit (d)(1) to the Transaction Statement;
•	The “Reorganization” refers to the reorganization of Cnova Brazil within Via Varejo as contemplated by the Reorganization Agreement; and
•	The “Offers” refers to the potential concurrent tender offers in the United States and France for any and all Cnova ordinary shares, par value €0.05, that will be launched by Casino following completion of the Reorganization, subject to satisfaction of certain conditions precedent; and
•	The “Transactions” refers to the Reorganization and the Offers, collectively.

Certain other terms are defined in other sections of this supplemental information statement.

Neither the U.S. Securities and Exchange Commission nor any other securities commission has approved or disapproved of the transactions described in this supplemental information statement; passed upon the merits or fairness of the transactions described in this supplemental information statement; or passed upon the adequacy or accuracy of the disclosure in this supplemental information statement. Any representation to the contrary is a criminal offense.

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WHERE YOU CAN FIND ADDITIONAL INFORMATION

Cnova is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act,” and files reports, including annual reports on Form 20-F, and furnishes reports on Form 6-K and other information with or to the U.S. Securities and Exchange Commission, which we refer to as the “SEC,” pursuant to the rules and regulations of the SEC that apply to foreign private issuers. These may be read without charge and copied, upon payment of prescribed rates, at the public reference facility maintained by the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. To obtain information on the operation of the public reference facility, you can call the SEC at 1-800-SEC-0330. Any SEC filings may also be accessed by visiting the SEC’s website at www.sec.gov.

The SEC allows Cnova to “incorporate by reference” the information that Cnova files with the SEC (other than information that is deemed “furnished” to the SEC), which means that Cnova can disclose important information to you by referring to those documents. Cnova incorporates by reference the documents listed below:

•	Annual Report on Form 20-F for the year ended December 31, 2015, filed on July 22, 2016; and
•	Reports on Form 6-K, furnished on July 22, 2016, July 26, 2016, August 3, 2016 and August 9, 2016.

Cnova will provide without charge to each person, including any beneficial owner, to whom this supplemental information statement is delivered, upon his or her written or oral request, a copy of any or all of the reports or documents referred to above that have been incorporated by reference into this supplemental information statement, other than exhibits to those documents unless they are specifically incorporated by reference into those documents. You can request those documents from Cnova, WTC Schiphol Airport, Tower D, 7th Floor, Schiphol Boulevard 273, 1118 BH Schiphol, The Netherlands, Tel.: +31 20 795 0671, or you may obtain them from Cnova’s corporate website at www.cnova.com. Except for the documents specifically incorporated by reference into this supplemental information statement, information contained on Cnova’s website or that can be accessed through its website does not constitute a part of this supplemental information statement. Cnova has included its website address only as an inactive textual reference and does not intend it to be an active link to its website.

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CAUTIONARY STATEMENTS

This supplemental information statement contains forward-looking statements. Such forward-looking statements may generally be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. Examples of forward-looking statements include, but are not limited to, statements made herein regarding the possibility, timing and other terms and conditions of the proposed transactions described herein and the related offers by Casino for the outstanding shares of Cnova. The forward-looking statements contained in this supplemental information statement are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others:

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the Reorganization Agreement;
•	the failure to obtain the required vote of Cnova’s shareholders to approve the Reorganization or the failure to satisfy any of the other closing conditions to the Reorganization, and any delay in connection with the foregoing;
•	risks related to disruption of management’s attention from Cnova’s ongoing business operations due to the pendency of the Reorganization;
•	the effect of the announcement of the Reorganization on the ability of Cnova to retain and hire key personnel, maintain relationships with its customers and suppliers, and maintain its operating results and business generally;
•	the outcome of any legal proceedings that may be instituted against Cnova and others relating to the Reorganization Agreement; and
•	other factors discussed under the heading “Risk Factors” in Cnova’s Annual Report on the Form 20-F for the year ended December 31, 2015 filed with the U.S. Securities and Exchange Commission on July 22, 2016 and other documents filed with or furnished to the SEC.

Any forward-looking statements made in this supplemental information statement speak only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

This supplemental information statement is neither an offer to purchase nor a solicitation of an offer to sell securities. Investors are advised to read Casino’s tender offer statement when it becomes available because it will contain important information.

The Offers described in this supplemental information statement, in the section entitled “The Transactions—Overview of the Transactions—The Offers by Casino” and elsewhere in this supplemental information statement, have not commenced and Casino’s agreement to commence the Offers is conditioned on the completion of the Reorganization. If and when the Offers are commenced (a) with respect to the U.S. Offer, Casino will file a tender offer statement on Schedule TO with the SEC and Cnova will timely file a solicitation/recommendation statement on Schedule 14D-9 with the SEC and (b) with respect to the French Offer, Casino will file a draft tender offer memorandum (projet de note d’information) with the French Autorité des marchés financiers (which we refer to as the “AMF”) and Cnova will timely file a draft memorandum in response (projet de note d'information en réponse), including the recommendation of Cnova’s board of directors with respect to the French Offer. Any tender offer document and any document containing a recommendation with respect to the offer statement (including any offer to purchase, any related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to any Offer. Those materials, as amended from time to time, will be made available to Cnova’s shareholders at no expense to them at www.cnova.com.

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SUMMARY TERM SHEET

This summary term sheet discusses the material information contained in this supplemental information statement, including with respect to the Reorganization Agreement, the Reorganization, the Offers and the other agreements entered into in connection with the Transactions. We encourage you to read carefully this entire supplemental information statement, including its annexes and the documents referred to or incorporated by reference in this supplemental information statement, as this summary term sheet may not contain all of the information that may be important to you. The items in this summary term sheet include page references directing you to a more complete description of that topic in this supplemental information statement.

The Parties to the Transactions (page 77)

Cnova N.V. (“Cnova”)

Cnova is a Netherlands public limited liability company (naamloze vennootschap) formed on May 30, 2014 under Dutch law. Cnova serves 14 million active customers via state-of-the-art websites: Cdiscount in France, Brazil and Ivory Coast; and Extra.com.br, Pontofrio.com and Casasbahia.com.br in Brazil. Cnova’s product offering of nearly 37 million items (including items sold through its marketplace platforms) provides its clients with a variety of competitively priced goods, several fast and customer-convenient delivery options as well as practical payment solutions. See “Important Information Regarding Cnova—Company Background.”

Additional information about Cnova is contained in its public filings, which are incorporated by reference herein. See “Where You Can Find Additional Information.”

Casino, Guichard-Perrachon S.A. (“Casino”)

Casino, a French public limited company (société anonyme), is a major food retailer in France and abroad. As a multi-format, multi-channel group, it had 14,572 stores under management as of December 31, 2014. See “The Parties to the Transactions” and “Important Information Regarding Casino.”

Companhia Brasileira de Distribuição (“CBD”)

CBD, a Brazilian corporation (sociedade anônima), is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale as well as electronic channels. See “The Parties to the Transactions” and “Important Information Regarding CBD.”

Via Varejo S.A.

Via Varejo, a Brazilian corporation (sociedade anônima), has more than 60 years of history and tradition in the electronics, home appliances and furniture market. Via Varejo has over approximately 975 stores and is present in nearly 340 cities across 19 Brazilian states, in addition to the Federal District. See “The Parties to the Transactions” and “Important Information Regarding Via Varejo.”

The Filing Parties and Their Controlling Affiliates

Each of the filing parties is a member of the Casino group of companies (which we refer to as the “Casino Group”) and is ultimately controlled by Casino (and its controlling affiliates). For information regarding the ownership of the Filing Parties and their respective controlling affiliates, see “Important Information Regarding the Filing Parties and Their Controlling Affiliates” and “Important Information Regarding Cnova—Security Ownership of Certain Beneficial Owners.”

The Transactions (page 80)

On August 8, 2016, Cnova, Cnova Brazil and Via Varejo entered into the Reorganization Agreement, which provides for, among other things, the terms of the Reorganization. In connection with the Reorganization, Casino executed a letter addressed to the Cnova transaction committee, which we refer to as the “Casino-Cnova Undertakings Letter,” pursuant to which Casino agreed to launch the Offers upon completion of the Reorganization. We refer to such commitment by Casino as the “Offers commitment.”

Pursuant to the Reorganization Agreement, Cnova Brazil will be reorganized within Via Varejo pursuant to a series of transactions. As a result of the series of transactions, Via Varejo will become the owner of substantially all of the assets and liabilities of Cnova Brazil and cease to hold any Cnova ordinary shares. For a description of the principal economic terms of the Reorganization Agreement and the series of transactions pursuant to which the Reorganization will be implemented, see “The Transactions—Overview of the Transactions—The Cnova Brazil Reorganization” and “The Transactions—Overview of the Transactions—Implementation of the Reorganization.”

Casino expects the tender offer to which it committed pursuant to the Casino-Cnova Undertakings Letter to be made through two separate offers that will, unless otherwise required by applicable laws, close simultaneously:

•	a U.S. offer open to holders of Cnova ordinary shares who are located in the United States, we refer to such persons as “U.S. Holders” and to such offer as the “U.S. Offer”; and
•	a French offer open to holders of Cnova ordinary shares who are located in France and to holders of Cnova ordinary shares located anywhere outside of the United States and France if, pursuant to the local laws and regulations applicable to those holders, they are permitted to participate in the French offer without any further document or release being required from Casino or Cnova, we refer to such offer as the “French Offer,” and together the U.S. Offer and the French Offer comprise the “Offers.”

If the Reorganization is completed, the Offers will be made for all then issued and outstanding Cnova ordinary shares, it being understood that the shares held, directly or indirectly, by Casino or CBD will not be tendered for purchase in the Offers. All offers to purchase and purchases made pursuant to the French Offer will be made outside of the United States. Casino expects that the Offers will be made on substantially the same economic terms. See “The Transactions—Overview of the Transactions—The Offers by Casino.”

For information regarding the conditions precedent to Casino launching the Offers, see “The Transaction Agreements—The Casino-Cnova Undertakings Letter.”

Special Factors (page 13)

Background of the Transactions (page 13)

A description of the background of the Transactions, including a discussion of the negotiations between the Filing Parties that ultimately led to the signing of the Reorganization Agreement and the other agreements entered into in connection with the Transactions is included in the section entitled “Special Factors—Background of the Transactions.”

Purposes and Reasons of the Cnova Transaction Committee and the Cnova Board of Directors for the Transactions (page 21)

Not all members of the Cnova board of directors evaluated and negotiated the Transactions due to the affiliation of certain directors with Casino, CBD or Via Varejo, as more fully described in the discussion of the March 3, 2016 telephonic meeting of the Cnova board of directors in the section entitled “Special Factors—Background of the Transactions.” At this meeting, each of the following members of the Cnova board of directors indicated to the board that he had a conflict of interest: Peter Estermann, Didier Lévêque, Ronaldo Iabrudi do Santos Pereira, Eleazar de Carvalho Filho, Yves Desjacques, Antoine Giscard d’Estaing and Arnaud Strasser. The Cnova board of directors (in each case excluding the director concerned) subsequently determined that each of the foregoing directors would be considered to have a conflict of interest with respect to the Transactions and such director recused himself from participating in any further deliberations and decision-making in connection with the Transactions. Subsequently, the Cnova board of directors approved the formation of the Cnova transaction committee consisting of Silvio J. Genesini, Bernard Oppetit and Cnova’s chief executive officer, Emmanuel Grenier for purposes of evaluating, negotiating and entering into agreements in connection with the Transactions, who we refer to as the “non-conflicted members of the Cnova board of directors.” Under Dutch law and pursuant to the resolutions approving the creation of and empowering the Cnova transaction committee, the actions taken by the non-conflicted members of the Cnova board of directors in connection with the Transactions (including any deliberations, decision-making and any resolutions passed by it) are attributable to, and are considered to be actions of, the full Cnova board of directors. Additionally, the Cnova board of directors (represented by the Cnova transaction committee), in its subsequent meeting held on August 8, 2016, authorized and empowered each of the members of the Cnova transaction committee to perform any and all acts and things necessary for, ancillary to, or conducive to, the Transactions on behalf of the Company.

Unless stated otherwise, any action taken by the Cnova board of directors described in this supplemental information statement was taken by the non-conflicted members of the Cnova board of directors.

The Cnova transaction committee and the Cnova board of directors believe that the Transactions are in the best interest of Cnova and its stakeholders, including its minority shareholders and employees. One of the Cnova transaction committee’s and the Cnova board of directors’ purposes for engaging in the Transactions is that it believes it obtains a fair value for Cnova Brazil and to achieve governance, operational, and fiscal efficiencies at Cnova, thereby maximizing value for Cnova’s shareholders and furthering the interests of its other stakeholders. Another relevant consideration for the Cnova transaction committee and the Cnova board of directors for engaging in the Transactions is the fact that Cnova is currently incurring significant losses on a monthly basis, which losses are predominantly attributable to the current organizational structure of Cnova and its interest in Cnova Brazil. The Cnova transaction committee and the Cnova board of directors believe that it would be difficult and time-consuming for Cnova to address Cnova Brazil’s operational challenges and the difficulties it faces in the Brazilian market on a stand-alone basis and that the Reorganization is the best option to facilitate a turn-around of the Brazilian business.

Purposes and Reasons of Casino for the Transactions (page 22)

As a significant shareholder of both Cnova and Via Varejo, Casino’s primary purpose in committing to launch the Offers pursuant to the Casino-Cnova Undertakings Letter, and thereby engaging in the Transactions, is to maximize the value of its direct and indirect investment in both Cnova and Via Varejo. Casino believes that the Reorganization will generate operational and financial efficiencies at both Cnova and Via Varejo that will put each company in stronger operational and competitive positions. In addition, Casino believes that in launching the Offers, it will offer liquidity to Cnova’s minority shareholders at an attractive premium.

Purposes and Reasons of CBD for the Transactions (page 23)

CBD’s primary purpose for agreeing not to tender into the Offers is to maximize the value of its investment in Cnova and Via Varejo. In agreeing not to tender, CBD analyzed the Transactions from the perspective of a future significant minority shareholder of Cnova and controlling shareholder of Via Varejo and concluded that, based on such analysis and the terms outlined in the Reorganization Agreement, agreeing not to tender, and thereby allowing the transaction to proceed, was in its best interest and in the best interest of its shareholders.

Purposes and Reasons of Via Varejo for the Reorganization (page 23)

Via Varejo’s primary purpose for engaging in the Reorganization is to obtain 100% ownership of Cnova Brazil. Via Varejo believes that it is uniquely positioned to unlock previously unrealized value from Cnova Brazil’s operations due to its substantial existing Brazilian brick and mortar retail footprint and more than 60 years of local operating know-how. Further, given that Via Varejo will no longer hold any interest in Cnova following the Reorganization, the Via Varejo special committee and board of directors limited their evaluation to the Reorganization and did not analyze, opine on or otherwise evaluate the Offers.

Certain Effects of the Transactions (page 24)

General. Upon completion of the Reorganization, Cnova Brazil will be 100% owned by Via Varejo (and may be subsequently merged into Via Varejo). Further, Via Varejo will have no continuing equity or other direct or indirect ownership in Cnova and Cnova will have no continuing equity or other ownership interests in Cnova Brazil. As consideration for the Reorganization of Cnova Brazil within Via Varejo, Cnova will receive (i) all of the Cnova ordinary shares currently held by Via Varejo Holding S.à.r.l. (approximately 21.9% of Cnova’s share capital as of the date of this supplemental information statement) and (ii) cash in the amount of approximately R$16.5 million (which we refer to as the “balancing payment”), subject to adjustment (as described in “The Transaction Agreements—The Reorganization Agreement—Balancing Payment Adjustment”). Additionally, the Reorganization will trigger the acceleration of existing loan agreements between Cnova Brazil and Cnova and Cnova Finança, which Via Varejo will cause Cnova Brazil to repay, together with all interest and any other accrued amounts up to the date of repayment, in connection with the completion of the Reorganization. As of July 31, 2016, the aggregate principal amount and accrued interest owed under such loan agreements was approximately R$511.0 million.

Potential Involuntary Stock Exchange Delistings. If the Transactions are completed, Casino will promptly launch the Offers for any and all outstanding Cnova ordinary shares, as more fully described in the section entitled “The Transactions—Overview of the Transactions—The Offers.” Depending on the number of Cnova ordinary shares tendered into the Offers, the corresponding reduction in Cnova’s public float may result in Cnova failing to meet continuing listing requirements of NASDAQ and/or Euronext Paris and Cnova could be delisted from one or both exchanges, in which case the liquidity of Cnova ordinary shares would be materially adversely affected.

Potential Rights to Institute Buy-out Proceedings under Dutch Law. If Casino and its group companies own 95% or more of the issued and outstanding ordinary share capital of Cnova after completion of the Offers, Casino and its affiliates would have the right, but not the obligation, to initiate a buy-out procedure in order to acquire the remaining Cnova ordinary shares not tendered and not held by Casino and its affiliates against a fair price to be determined by the competent Dutch court. Casino makes no commitment to institute such proceedings, but expressly reserves its right to do so. Similarly, if Casino and its group companies own 95% or more of the issued and outstanding ordinary share capital of Cnova and 95% or more of the voting interests in Cnova after completion of the Offers, each minority shareholder would have the right, but not the obligation, to institute reverse buy-out proceedings to require Casino to purchase its shares against a fair price to be determined by the competent Dutch court. A minority shareholder would have to file such claim with the competent Dutch court within three months after the end of the acceptance period of the Offers.

Potential Suspension or Termination of Registration under the Exchange Act. Cnova ordinary shares are currently registered under the Securities Exchange Act of 1934, which we refer to as the “Exchange Act.” Such registration may be suspended and subsequently terminated by Cnova upon application to the SEC if the shares are no longer listed on a U.S. national securities exchange and if there are fewer than 300 holders of record of Cnova ordinary shares following completion of the Offers.

Plans for Cnova following the Transactions (page 25)

Following the Transactions, Cnova will continue to operate its core French e-commerce business, Cdiscount. Cnova does not have any present plans to engage in any merger, further reorganizations, liquidations or sales or transfers of a significant portion of its assets upon completion of the Transactions.

Cnova has not reached a determination as to whether it will voluntarily delist its ordinary shares from NASDAQ or Euronext Paris following the completion of the Transactions, but will continue to evaluate the merits and consequences of voluntarily delisting in connection with future developments and depending on the outcome of the Offers. As described in the section entitled “Special Factors—Certain Effects of the Transactions,” depending on the results of the Offers to be launched upon completion of the Transactions, Cnova’s ordinary shares could be involuntarily delisted from NASDAQ and possibly Euronext Paris. Casino is currently evaluating whether to, jointly with one or more companies within the Casino group, institute Dutch buy-out proceedings to acquire the remaining Cnova ordinary shares not tendered in the Offers (to the extent instituting such proceedings is possible following completion of the Offers), as described in the section entitled “Special Factors—Certain Effects of the Transactions.” Casino and Cnova will continue to evaluate the merits and consequences of a voluntary delisting and/or Dutch buy-out proceedings and expect to determine whether to voluntarily delist and/or commence Dutch buy-out proceedings prior to launching the Offers.

Recommendation of the Cnova Transaction Committee and the Cnova Board of Directors; Fairness of the Transactions (page 26)

At its meeting on August 8, 2016, the Cnova transaction committee and the Cnova board of directors, after numerous discussions and consultations with their legal and financial advisers, and having thoroughly considered the merits, advantages and potential disadvantages of the Transactions, (i) determined that the Transactions are in the best interests of Cnova, its shareholders and all other stakeholders, (ii) determined that the Transactions are fair, advisable and in the best interests of unaffiliated Cnova shareholders, (iii) resolved to enter into the Transactions and (iv) resolved to recommend that the holders of Cnova ordinary shares approve the Reorganization and directed that the Reorganization be submitted to Cnova’s general meeting for its approval. The Cnova transaction committee and the Cnova board of directors, each believe that the Transactions are both procedurally and substantively fair to Cnova’s “unaffiliated security holders,” as defined under Rule 13e-3 of the Exchange Act. The Cnova transaction committee’s belief as to the procedural and substantive fairness of the

Transactions is based on the factors discussed in the section entitled “Special Factors—Positions of the Filing Parties as to Fairness of the Transactions—Recommendation of the Cnova Transaction Committee and the Cnova Board of Directors; Fairness of the Transactions.”

Position of Casino as to Fairness of the Transactions (page 30)

Casino believes that the Transactions are both substantively and procedurally fair to the unaffiliated Cnova shareholders. However, Casino did not perform, nor engage a financial advisor to perform, an analysis targeted at assessing the fairness of the Transactions. Casino’s belief as to the procedural and substantive fairness of the Transactions is based on the factors discussed in the section entitled “Special Factors—Positions of the Filing Parties as to Fairness of the Transactions—Position of Casino as to Fairness of the Transactions.”

Position of CBD as to Fairness of the Transactions (page 33)

CBD believes that the Transactions are both substantively and procedurally fair to the unaffiliated Cnova shareholders. However, CBD did not perform, nor engage a financial advisor to perform, an analysis targeted at assessing the fairness of the Transactions to the unaffiliated Cnova shareholders. CBD’s belief as to the procedural and substantive fairness of the Transactions is based on the factors discussed in the section entitled “Special Factors—Positions of the Filing Parties as to Fairness of the Transactions—Position of CBD as to Fairness of the Transactions.”

Position of Via Varejo as to Fairness of the Reorganization (page 34)

Via Varejo believes that the Reorganization is both substantively and procedurally fair to unaffiliated Cnova shareholders. Via Varejo, however, did not perform, or engage a financial advisor to perform, an analysis targeted at assessing the fairness of the Transactions to the unaffiliated Cnova shareholders. Although Via Varejo did not participate in the deliberation process of the Cnova transaction committee in relation to the Transactions, Via Varejo finds persuasive the conclusions of the Cnova transaction committee as to the substantive and procedural fairness of the Transactions to the unaffiliated Cnova shareholders. Via Varejo’s belief as to the procedural and substantive fairness of the Transactions is based on the factors discussed in the section entitled “Special Factors—Positions of the Filing Parties as to Fairness of the Transactions—Position of Via Varejo as to Fairness of the Reorganization.”

Cnova Financial Advisor Materials (page 39)

Opinion of Eight Advisory as to Fairness of the Reorganization

In connection with the Reorganization, Cnova’s independent financial advisor, Eight Advisory France S.A.S., which we refer to as “Eight Advisory,” delivered a valuation report, dated August 8, 2016, to the Cnova transaction committee, which included the written opinion of Eight Advisory as to the fairness, from a financial point of view and as of the date of the opinion, of the consideration to be received by Cnova pursuant to the Reorganization Agreement. The full text of Eight Advisory’s valuation report and opinion, dated August 8, 2016, to the Cnova transaction committee, which describes the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, is included as Exhibit (c)(1) to the Transaction Statement and should be read carefully in its entirety. The description of Eight Advisory’s valuation report and opinion set forth in the section entitled “Special Factors—Cnova Financial Advisor Materials—Opinion of Eight Advisory as to Fairness of the Reorganization” is qualified in its entirety by reference to the full text of Eight Advisory’s opinion. Eight Advisory’s valuation report and opinion were provided for the information of the members of the Cnova transaction committee (in their capacity as such) in connection with their evaluation of the consideration to be received by Cnova pursuant to the Reorganization Agreement from a financial point of view and did not address any other terms, aspects or implications of the Reorganization. Additionally, Eight Advisory did not opine on and expresses no opinion or position with respect to the Offers, the evaluation of which was outside the scope of its engagement for purposes of its opinion. Eight Advisory expressed no view as to, and its opinion did not address, the underlying business decision of Cnova to effect the Reorganization or enter into the Reorganization Agreement, the relative merits of the Reorganization as compared to any alternative business strategies that might exist for Cnova or the effect of any other transaction in which Cnova might engage or consider. Eight Advisory's opinion is not intended to be and does not constitute a recommendation to the Cnova transaction committee or to any other person in connection with the Transactions, including as to how any holder of Cnova ordinary shares should vote or act in respect of the Transactions, see “Special Factors—Cnova Financial Advisor Materials—Opinion of Eight Advisory as to Fairness of the Reorganization.”

Valuation Report of BNP Paribas

In connection with the Reorganization, Cnova’s financial advisor, BNP Paribas Corporate Finance, which we refer to as “BNP Paribas,” presented the results of its valuation analysis of Cnova and its subsidiaries, dated August 8, 2016, which we refer to as the “BNP Paribas valuation report,” to certain members of the management of Cnova, as well as, the Cnova transaction committee, certain representatives of Eight Advisory, and certain representatives of Casino. The full text of the BNP Paribas valuation report, dated August 8, 2016, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is included as Exhibit (c)(2) to the Transaction Statement with the permission of BNP Paribas and is incorporated herein by reference. Cnova shareholders are urged to read the BNP Paribas valuation report carefully. The summary of the BNP Paribas valuation report set forth in the section entitled “Special Factors—Cnova Financial Advisor Materials—Valuation Report of BNP Paribas” is qualified in its entirety by reference to the full text of the BNP Paribas valuation report. The BNP Paribas valuation report was provided to the Cnova transaction committee for informative purposes only, in connection with the consideration and evaluation of the potential transaction (as referenced in the section entitled “Special Factors—Cnova Financial Advisor Materials—Valuation Report of BNP Paribas”) and addressed only the valuation of Cnova and its subsidiaries, as of the date of the BNP Paribas valuation report. The BNP Paribas valuation report did not address any other matter, including any term or aspect of the Transactions, or any term or aspect of any other transaction, agreement or instrument contemplated by the Reorganization Agreement to be entered into or amended in connection with the Transactions. The BNP Paribas valuation report does not constitute a recommendation to the Cnova transaction committee or to any other person in connection with the Transactions, including as to how any holder of ordinary shares of Cnova should vote or act in respect of the Transactions. None of the presentations by BNP Paribas, alone or together, including the BNP Paribas valuation report, constitute, or form the basis of an opinion of, or recommendation by, BNP Paribas with respect to the Transactions, the consideration to be received by Cnova in the Reorganization or potentially to be received by Cnova shareholders pursuant to the Offers, or otherwise. The BNP Paribas valuation report, and any other report or presentation provided by BNP Paribas in connection with Cnova, does not constitute, cannot and will in no event be considered or used as, a fairness opinion, and/or an opinion to be rendered by a suitably qualified and independent third party, by virtue of application of any laws or regulation and in particular as provided for in Art. 261-1 and seq. of the Règlement général de l’Autorité des marché financiers. The BNP Paribas valuation report, and other reports and presentations provided by BNP Paribas in connection with Cnova, were prepared by BNP Paribas for Cnova exclusively and for information purposes, and BNP Paribas addressed and provided the BNP Paribas valuation report, and other reports and presentations provided by BNP Paribas in connection with Cnova, solely to Cnova. BNP Paribas has informed Cnova that the BNP Paribas valuation report, and other reports and presentations provided by BNP Paribas in connection with Cnova, shall not confer any rights or remedies upon or may not be, in whole or in part, used or relied upon by any third party without the prior written consent of BNP Paribas. For a further discussion of the BNP Paribas valuation report, see “Special Factors—Cnova Financial Advisor Materials—Valuation Report of BNP Paribas.”

Casino Financial Advisor Materials (page 60)

Valuation Report of the Casino Financial Advisors

Casino retained Credit Agricole Corporate & Investment Bank, which we refer to as “CACIB,” and Rothschild & Cie, which we refer to as “Rothschild” and, together with CACIB, as the “Casino financial advisors,” to act as financial advisors to Casino in connection with the Reorganization. The Casino financial advisors have delivered to Casino, at its request, a report on the valuation of Cnova on a stand-alone basis before giving effect to the Reorganization and a valuation of Cnova Brazil and Cnova giving effect to the Reorganization. The valuation report, which we refer to as the “Casino financial advisors valuation report,” was presented to the Casino board of directors on May 11, 2016. The Casino financial advisors’ valuation report was prepared for the purpose of assessing the value of the entities involved in the Reorganization. It does not constitute a fairness opinion, as that term is defined by the Autorité des marchés financiers, which we refer to as the “AMF,” or otherwise. The Casino financial advisors valuation report, a copy of which has been filed with the SEC as Exhibit (c)(3) to the Transaction Statement, and is incorporated herein by reference, is subject to the assumptions, limitations, qualifications and conditions described therein. The Casino financial advisors valuation report only addresses valuation and makes no comment on whether or not the Reorganization is fair to any shareholder or other stakeholder of Cnova or Casino, either from a financial point of view or otherwise. Evaluating the fairness of the Reorganization was not part of the scope of work of the Casino financial advisors. The Casino financial advisors did not perform such work and hold no view on the fairness of the Reorganization to Cnova’s or Casino’s shareholders or other stakeholders. Cnova shareholders are urged to read the Casino financial advisors’ valuation report carefully. The summary of the Casino financial advisors’ valuation report set forth in the section entitled “Special Factors—Casino Financial Advisor Materials—Valuation Report of the Casino Financial Advisors” is qualified in its entirety by reference to the full text of the Casino financial advisors’ valuation report. The Casino financial advisors prepared their report for the sole use by and benefit of the Casino board of directors. The Casino financial advisors have advised Casino that they do not believe any person other than the Casino board of directors has the legal right to rely on the report. For further discussion of the Casino financial advisors’ valuation report, see “Special Factors—Casino Financial Advisor Materials—Valuation Report of the Casino Financial Advisors.”

Report of MMA

The board of directors of Casino retained Messier Maris & Associés, which we refer to as “MMA,” as its financial advisor in connection with the Reorganization. In connection with this engagement, MMA provided a report on the valuation of Cnova and Cnova Brazil prepared by the Casino financial advisors. MMA’s report, which we refer to as the “MMA report,” was delivered to the audit committee of the Casino board of directors on May 10, 2016 and to the Casino board of directors on May 11, 2016, and stated that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations described in the MMA report, the analysis and the results presented by the Casino financial advisors in the Casino financial advisors valuation report were consistent with the analysis performed by MMA and that the analysis of the Casino financial advisors was conducted in accordance with methods upon which MMA has no comments other than those summarized in the MMA report. The MMA report was prepared with the purpose of assessing the Casino financial advisors valuation report prepared by the Casino financial advisors. It does not constitute a fairness opinion, as that term is defined by the AMF or otherwise. The MMA report, a copy of which has been filed with the SEC as Exhibit (c)(4) to the Transaction Statement, and is incorporated herein by reference, is subject to the assumptions, limitations, qualifications and conditions described therein. The MMA report makes no comment on whether or not the Reorganization is fair to any shareholder or other stakeholder of Cnova or Casino, either from a financial point of view or otherwise. Evaluating the fairness of the Reorganization was not part of the scope of work of MMA. MMA did not perform such work and holds no view on the fairness of the Reorganization to Cnova’s or Casino’s shareholders or other stakeholders. Cnova shareholders are urged to read the MMA valuation report carefully. The summary of the MMA report set forth in the section entitled “Special Factors—Casino Financial Advisor Materials—Report of MMA” is qualified in its entirety by reference to the full text of the MMA report. MMA prepared their report for the sole use by and benefit of the Casino board of directors and its audit committee. MMA have advised Casino that they do not believe any person other than the Casino board of directors and its audit committee has the legal right to rely on the report. For further discussion of the MMA report, see “Special Factors—Casino Financial Advisor Materials—Report of MMA.”

Via Varejo Financial Advisor Materials (page 69)

Santander Valuation Report

In connection with the Reorganization, Banco Santander (Brasil) S.A. (which we refer to as “Santander”) was engaged to assist the special committee of the Via Varejo board of directors (which we refer to as the “Via Varejo special committee”), a committee established to comply with the guidelines of CVM Staff Bulletin (Parecer de Orientação da Comissão de Valores Mobiliários) No. 35, exclusively in connection with the Reorganization. Santander delivered a financial analysis report (which we refer to as the “Santander valuation report”) consolidating the analysis performed to assist the Via Varejo special committee and indicating, based on such analysis, a valuation range for Cnova’s shares and a valuation range for Cnova Brazil’s capital stock.

The summary of the Santander valuation report set forth in the section entitled “Special Factors—Via Varejo Financial Advisor Materials—Santander Valuation Report” is qualified in its entirety by reference to the full text of the report. A free translation of the complete copy of the Santander valuation report, dated August 5, 2016, which sets forth, among other things, the factors considered, procedures followed, assumptions made and qualifications and limitations on the scope of review undertaken in preparing the Santander valuation report, has been filed with the SEC as Exhibit (c)(5) to the Transaction Statement, and is incorporated herein by reference. You are urged to read the Santander valuation report carefully and in its entirety. The Santander valuation report was addressed to, and provided for the information and benefit of, the Via Varejo special committee in connection with their evaluation of the Reorganization. The Santander valuation report is not, and was not intended to be, a fairness opinion or appraisal report (laudo de avaliação) and does not purport to indicate whether the Reorganization is fair, from a financial point of view, to any party and, except as expressly discussed therein, did not address any other aspects or implications of the Reorganization. The Santander valuation report does not constitute a recommendation or opinion, express or implied, to the Via Varejo special committee or to any other persons in respect of the Reorganization or any other transaction. For a further discussion of the Santander valuation report, see “Special Factors—Via Varejo Financial Advisor Materials—Santander Valuation Report.”

Additional Information About the Transactions

Intent to Vote in Favor of the Reorganization (page 82)

Casino has informed Cnova that it, and each of its affiliates (including the respective directors and management of Casino and its affiliates) intend to vote all of the Cnova ordinary and special voting shares owned directly by them, directly or indirectly, in favor of the approval of the Reorganization. The record date for the Cnova extraordinary general meeting is September 29, 2016. As of the date of this supplemental information statement, Casino and its affiliates (including the respective directors and management of Casino and affiliates) owned directly, in the aggregate, 408,227,914 Cnova ordinary shares and 405,727,914 Cnova special voting shares entitled to vote at the Cnova extraordinary general meeting, or collectively approximately 95.4% of the aggregate voting power entitled to vote at the Cnova extraordinary general meeting. As a result, the Reorganization is expected to be approved at the Cnova extraordinary general meeting, whether or not the unaffiliated Cnova shareholders support the Transactions.

Different Terms (page 83)

All Cnova shareholders will be treated as described in the section entitled “The Transactions—Overview of the Transactions.”

Provisions for Unaffiliated Cnova Shareholders (page 83)

No provision has been made to grant unaffiliated Cnova shareholders access to corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filings Persons.

Appraisal Rights (page 83)

Under Dutch law, Cnova shareholders are not entitled to any appraisal rights or other similar rights in connection with the proposed Reorganization.

Material U.S. Federal Income Tax Consequences of the Transactions (page 83)

The sale of Cnova ordinary shares pursuant to the U.S. Offer generally will be a taxable transaction for U.S. federal income tax purposes. See “The Transactions—Material U.S. Federal Income Tax Consequences of the Transactions.”

Anticipated Accounting Treatment of the Reorganization (page 85)

The Reorganization is expected to constitute a significant disposition to be reported as a discontinued activity in accordance with International Financial Reporting Standards 5, which we refer to as “IFRS 5.”

Persons/Assets, Retained, Employed, Compensated or Used (page 85)

Cnova does not intend to engage any third party to assist in the solicitation of proxies for the Cnova extraordinary general meeting.

Fees and Expenses (page 85)

Whether or not the Transactions are completed, in general, all fees and expenses incurred in connection with the Transactions will be paid by the party incurring those fees and expenses. In the aggregate, Cnova expects to incur approximately US$9.7 million in fees and expenses incurred in connection with the Transactions. See “The Transactions— Fees and Expenses” for disclosure of the expected components of this aggregate amount. Additionally, Casino expects to incur approximately US$15.0 million in fees and expenses in connection with the Offers.

Financing for the Transactions (page 86)

Casino estimates that it will require approximately US$195.6 million to purchase pursuant to the Offers the approximately 35.6 million outstanding Cnova ordinary shares that the Filing Parties do not already directly or indirectly beneficially own. This estimate (a) assumes that CBD will not tender the Cnova ordinary shares it directly or indirectly owns into the Offers and (b) gives effect to the cancellation of Cnova ordinary shares currently held indirectly by Via Varejo in connection with the Reorganization. See “The Transactions—Overview of the Transactions—Implementation of the Reorganization” and “The Transaction Agreements—The Casino and CBD Letters.”

Casino will finance its purchases pursuant to the Offers with available cash on hand. Consequently, financing for the Offers is not subject to any conditions and the Filing Parties do not believe that the financial condition of Casino is material to the decision of a Cnova shareholder to tender his or her shares into the Offers. See “Financing for the Transactions.”

The Transaction Agreements (page 87)

The Reorganization Agreement (page 87)

The terms and conditions of the Reorganization are contained in the Reorganization Agreement, which is included as Exhibit (d)(1) to the Transaction Statement. Cnova encourages its shareholders to read the Reorganization Agreement carefully and in its entirety, as it is the legal document that governs the Reorganization.

Economic Basis of the Reorganization. As a result of the Reorganization, Cnova will receive:

•	all of the ordinary shares of Cnova currently held by Via Varejo (representing approximately 21.9% of Cnova’s ordinary shares as of the date of this supplemental information statement);
•	the balancing payment of approximately R$16.5 million, subject to adjustment as described in the section entitled “The Transaction Agreements—The Reorganization Agreement—Balancing Payment Adjustment”; and
•	the special voting shares underlying the special voting depository receipts that are currently held by a wholly owned subsidiary of Via Varejo.

Additionally, no later than five business days following closing of the Reorganization, Via Varejo has agreed to cause Cnova Brazil to repay the outstanding loan obligations which Cnova Brazil currently owes to Cnova and Cnova Finança, together with all interest and any other accrued amounts up to the date of repayment. As of July 31, 2016, the aggregate principal amount and accrued interest owed under such loan agreements was approximately R$511.0 million.

Balancing Payment Adjustment. The balancing payment is subject to adjustment based on the difference between Cnova Brazil’s working capital and net debt as of closing; we refer to the amount of such adjustment as the “adjustment amount.” If the difference between Cnova Brazil’s working capital minus its net debt as of closing exceeds or is less than a specified target amount (which we refer to as the “target amount”) by more than 5%, the balancing payment will be adjusted upward or downward by the amount of such excess or deficit, as applicable. The target amount depends on the date of the closing, and is based on agreed projections of Cnova Brazil’s working capital and net debt. See “The Transaction Agreements—The Reorganization Agreement—Balancing Payment Adjustment.”

Conditions Precedent to the Reorganization. Among other things, the respective obligations of each of Cnova and Via Varejo to complete the Reorganization are subject to the fulfillment or waiver (to the extent permitted under applicable law) of the following conditions:

•	approval of the Reorganization by each of Via Varejo’s meeting of shareholders (which approval was received on September 12, 2016) and Cnova’s meeting of shareholders;
•	delivery by Cnova to Via Varejo of certain audited and unaudited financial statements for Cnova Brazil; and
•	the absence of any governmental order or subsequently enacted law or regulation preventing the Reorganization.

Among other things, the obligations of Via Varejo to consummate the Reorganization are subject to the satisfaction (or waiver by Via Varejo, if permissible under applicable law) of each of the following additional conditions precedent:

•	compliance by Cnova and Cnova Brazil in all material respects with the covenants and agreements contained in the Reorganization Agreement;
•	completion of the Cnova Finança restructuring;
•	receipt of a certificate from Cnova as of the closing date stating that the previous two conditions have been satisfied;
•	absence of a Material Adverse Effect (as defined in the Reorganization Agreement) prior to the closing date; and
•	receipt of a copy of the escrow agreement, duly executed by Cnova and the escrow agent.

Among other things, the obligations of each of Cnova and Cnova Brazil to consummate the Reorganization are subject to the satisfaction (or waiver by Cnova, if permissible under applicable law) of each of the following additional conditions precedent:

•	compliance by Via Varejo in all material respects with the covenants and agreements contained in the Reorganization Agreement;
•	receipt of a certificate from Via Varejo as of the closing date stating that the above condition has been satisfied; and
•	receipt of a copy of the escrow agreement, duly executed by Via Varejo and the escrow agent.

Implementation of the Reorganization Steps. Each of Cnova, Cnova Brazil and Via Varejo has agreed to carry out, or cause to be carried out, the reorganization steps at the times and on the conditions set forth in the Reorganization Agreement.

Regulatory Approvals. Each of Cnova, Cnova Brazil and Via Varejo has agreed to cooperate and do whatever is necessary to obtain any regulatory authorization to implement the Reorganization.

Cnova Finança Restructuring. Prior to the closing date, Cnova has agreed to cause Cnova Brazil to sell and transfer to Cnova all shares of Cnova Finança held by Cnova Brazil so that following the completion of such sale and transfer, Cnova Brazil will no longer have any interest in Cnova Finança. We refer to this pre-closing transfer as the “Cnova Finança restructuring.”

Indemnification by Cnova. Subject to certain limitations, Cnova has agreed to indemnify and hold harmless Via Varejo, its affiliates, Cnova Brazil and any of their successors and assigns, which we collectively refer to as the Via Varejo indemnified parties, from all losses incurred by Via Varejo indemnified parties resulting from:

•	breaches or inaccuracies of Cnova’s representations and warranties;

•	breaches of the covenants contained in the Reorganization Agreement by Cnova and, prior to the closing date, Cnova Brazil;
•	actions, suits, investigations or any proceedings by third persons arising in connection with or related to the accounting practices and employee misconduct relating thereto of Cnova Brazil that were identified by the investigation described in Item 15 of Cnova’s Annual Report on Form 20-F filed with the SEC on July 22, 2016, which we refer to as the “Cnova accounting investigation”;
•	the consolidated federal securities lawsuit styled In re Cnova N.V. Securities Litigation, No. 16-cv-444 (LTS) (S.D.N.Y. filed Jan. 20, 2016), as it may be amended from time to time, which we refer to as the “Cnova shareholder lawsuit”;
•	the Cnova Finança restructuring;
•	certain Cnova Brazil consumer claims;
•	certain Cnova Brazil labor claims; and
•	specified tax matters.

Cnova will not be required to indemnify the Via Varejo indemnified parties in connection with the Cnova accounting investigation or the Cnova shareholder lawsuit if, and only to the extent, that the applicable loss is determined by a governmental entity to arise out of or result from a Via Varejo Indemnified Party’s former status as a Cnova shareholder.

Cnova’s indemnification obligations are subject to the following limitations:

•	General Deductible. No indemnification for breaches of representations and warranties (other than specified “fundamental representations”) or for tax matters unless (and then only to the extent) the aggregate amount of all losses arising from such claims exceeds approximately R$25.3 million;
•	Consumer Claims Deductible. No indemnification for Cnova Brazil consumer claims unless (and then only to the extent) the aggregate amount of all losses arising from such claims exceeds approximately R$20.5 million;
•	Labor Claims Deductible. No indemnification for Cnova Brazil labor claims unless (and then only to the extent) the aggregate amount of all losses arising from such claims exceeds approximately R$22,300;
•	Cap. Cnova’s indemnification obligations are capped at approximately R$189.9 million, except with respect to the following matters:
–	losses arising from breaches of “fundamental representations” and covenants;
–	losses arising from taxes indemnifiable in connection with the Cnova accounting investigation;
–	losses relating to the Cnova shareholder lawsuit; and
–	losses arising from the Cnova Finança restructuring.
•	De Minimis Threshold. Via Varejo is not entitled to indemnification for breach of a representation or warranty unless the resulting loss exceeds approximately R$158,300 (or approximately R$15,800, in the case of a fundamental representation).

Indemnification by Via Varejo. Subject to certain limitations, Via Varejo also agreed to indemnify and hold harmless Cnova and its affiliates (other than Via Varejo and its subsidiaries, including Cnova Brazil from and after the closing) for all losses resulting from:

•	breaches or inaccuracies of Via Varejo’s representations and warranties; and
•	breaches of the covenants contained in the Reorganization Agreement by Via Varejo and, after the closing date, Cnova Brazil;

Termination. The Reorganization Agreement may be terminated at any time prior to the date of completion of the Reorganization:

•	by mutual written consent of the Parties;
•	by either Cnova or Via Varejo, if either party’s shareholders fail to approve the Reorganization;
•	by either Cnova or Via Varejo, if the closing of the Reorganization has not occurred on or before February 1, 2017;
•	by Via Varejo, if a Material Adverse Effect (as defined in the Reorganization Agreement) has occurred since August 8, 2016; or
•	by Via Varejo, if during the period between the date of the Via Varejo shareholders meeting (or, if later, any adjournment or postponement thereof) and the earlier of (i) 90 calendar days after the date of the Via Varejo Shareholders Meeting (or, if later, any adjournment or postponement thereof) and (ii) the closing date, the shareholders of Via Varejo resolve, by a majority vote, to terminate the Reorganization Agreement.

Operational Agreement. In connection with the execution of the Reorganization Agreement, CBD and Via Varejo entered into a new operational agreement, to be effective upon completion of the Reorganization, establishing the terms and conditions for the commercial and strategic alignment of their retail and e-commerce activities, in particular with respect to joint acquisitions of common products and e-commerce activities under the brand “Extra.” Also effective upon completion of the Reorganization, the existing operational agreement among CBD, Via Varejo, Cnova Brazil and Cnova will be terminated. The existing operational agreement among CBD, Via Varejo, Cnova Brazil and Cnova is described under Item 7.B. of Cnova’s Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on July 22, 2016.

For a more detailed description of the foregoing and additional terms of the Reorganization Agreement, see the section entitled “The Transaction Agreements—The Reorganization Agreement.”

The Casino-Cnova Undertakings Letter (page 94)

In connection with the Reorganization, Casino and the Cnova transaction committee entered into the Casino-Cnova Undertakings Letter, pursuant to which Casino agreed to launch the Offers promptly following the completion of the Reorganization.

Casino Undertakings. Subject to (i) the completion of the Reorganization and (ii) the Cnova board of directors and/or Cnova transaction committee supporting the Offers and rendering, on or prior to the execution of the Reorganization Agreement, a positive opinion and position statement with respect to the Offers, to be confirmed prior to the Offers, Casino agreed to, among other things:

•	vote in favor of the approval of the Reorganization at Cnova’s general meeting of shareholders;
•	launch the Offers promptly upon completion of the Reorganization; and
•	support the adjustment of certain stock appreciation rights issued by Casino in November 2014 and owned by employees of Cnova Brazil as proposed by the Cnova board of directors.

See “The Transaction Agreements—The Casino-Cnova Undertakings Letter.”

The Casino and CBD Letters (page 94)

In connection with the Reorganization, Casino and CBD made certain undertakings to each other pursuant to a letter agreement from CBD to Casino, dated August 8, 2016, which we refer to as the “CBD support letter,” and a letter agreement from Casino addressed to the CBD independent committee and executed by Casino and CBD, dated August 8, 2016, which we refer to as the “Casino-CBD commitment letter.” The CBD support letter and the Casino-CBD commitment letter are intended to govern the parties’ ongoing relationship to each other in their capacity as shareholders of Cnova following completion of the Reorganization and the Offers. For a description of the material terms of the Casino and CBD Letters, see “The Transaction Agreements—The Casino and CBD Letters.”

SPECIAL FACTORS

Background of the Transactions

Cnova was incorporated on May 30, 2014, as a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands. In July 2014, Cnova completed the reorganization of the eCommerce businesses of Casino and its affiliated entities in France and Brazil, including CBD and Via Varejo, under the common control and ownership of Cnova. Following the completion of this initial reorganization, Cnova owned, directly or indirectly, substantially all of the assets that were used in the non-food eCommerce businesses of Casino, CBD and Via Varejo. On November 24, 2014, Cnova completed the initial public offering of its ordinary shares, which began trading on NASDAQ on that date. On January 25, 2015, the Cnova ordinary shares began trading on Euronext Paris.

The senior management and the boards of directors of Casino and Cnova actively monitor and assess developments in the online retail industry, as well as economic and business trends in Brazil and France, which are the primary markets in which Cnova competes. In addition, the senior management of Via Varejo and its board of directors actively monitor and assess developments in the Brazilian brick-and-mortar retail industry, as well as overall economic and business trends in Brazil. Casino, as the controlling shareholder of the Casino Group, periodically reviews the performance of the affiliated entities within the Casino Group, including Cnova and Via Varejo, and regularly assesses opportunities to improve the competitive position and business strategy of the Casino Group, as well as to maximize operating synergies among the Casino Group companies.

Throughout late December of 2015 and January and February of 2016, representatives of Casino, including Jean-Yves Haagen, Group General Counsel and Luis Enrique Devis, Director of Corporate Development and Holdings – Latam, and representatives of Cnova, including Stéphane Brunel (then Deputy Chief Financial Officer of Cnova, at present Chief Financial Officer of Cnova), and Steven Geers, General Counsel of Cnova, evaluated potential transaction structures that would permit the combination of Cnova’s Brazilian eCommerce business with Via Varejo. To assist in the legal aspects of this review, Casino and Cnova engaged Darrois Villey Maillot Brochier, which we refer to as “Darrois,” NautaDutilh N.V., which we refer to as “NautaDutilh,” Trindade Sociedade de Advogados, which we refer to as “Trindade,” Lefosse Advogados, which we refer to as “Lefosse,” and Wachtell, Lipton, Rosen & Katz, which we refer to as “Wachtell Lipton,” as legal advisors.

On March 3, 2016, the Cnova board of directors met telephonically, discussed a broad outline of the proposed transactions, and met telephonically with members of Cnova’s management and representatives of BNP Paribas, financial advisors to Cnova, and a representative of Eight Advisory France S.A.S., which we refer to as “Eight Advisory.” During this meeting, Cnova’s board of directors determined that, in light of the relationships between Cnova, CBD, Via Varejo and their controlling shareholder, Casino, each of the following members of the Cnova board of directors recused themselves from participating in any further deliberations and decision making in connection with the Transactions: Peter Estermann, Didier Lévêque, Ronaldo Iabrudi do Santos Pereira, Eleazar de Carvalho Filho, Yves Desjacques, Antoine Giscard d’Estaing and Arnaud Strasser. The Cnova board of directors then approved the formation of a transaction committee for purposes of evaluating, negotiating and entering into agreements in connection with the Transactions, which we refer to as the “Cnova transaction committee,” consisting of Silvio J. Genesini, Bernard Oppetit and Cnova’s chief executive officer, Emmanuel Grenier. The other members of the Cnova board of directors then left the meeting.

The Cnova transaction committee subsequently discussed with representatives of management and BNP Paribas, the strategic rationale of a series of transactions that would combine the business of Via Varejo and Cnova Brazil, including, among other things, the operational difficulties experienced by Cnova Brazil and refocusing Cnova on the Cdiscount business in France, where Cdiscount has a market-leading position and a demonstrated capacity for expanding market share. The Cnova transaction committee retained Freshfields Bruckhaus Deringer LLP, which we refer to as “Freshfields,” as independent counsel to the Cnova transaction committee, and Eight Advisory as independent valuation expert to the Cnova transaction committee in connection with its evaluation of the proposed transactions. In addition to representatives of the aforementioned financial advisors, representatives of Darrois, Lefosse, Nauta, Trindade and Wachtell Lipton, were also present in the meeting. At the conclusion of this meeting, the Cnova transaction committee directed Cnova’s management to explore further the proposed transactions and to develop a review of any other strategic alternatives available to Cnova, to be presented to the Cnova transaction committee.

On March 9, 2016 and March 15, 2016, the Cnova transaction committee met telephonically with members of Cnova’s management and representatives of BNP Paribas. Representatives of Freshfields also participated in the calls. During these meetings, Stéphane Brunel, deputy chief financial officer of Cnova, presented a number of strategic alternatives to the Cnova transaction committee, including (a) the possibility of a sale of Cnova Brazil to an unaffiliated third party, (b) the possibility of an exchange offer by Via Varejo in connection with Via Varejo’s acquisition of Cnova Brazil, (c) the sale of Cnova Brazil to Via Varejo for cash, together with a possible share buyback by Cnova or a special dividend of the cash proceeds of the transaction, (d) a tender offer by Casino for Cnova’s ordinary shares followed by an indirect merger of Cnova Brazil into Via Varejo and the cancellation of Via Varejo’s interest in Cnova and (e) the indirect merger of Cnova Brazil into Via Varejo, followed by a tender offer by Casino for Cnova’s ordinary shares and a cancellation of Via Varejo’s interest in Cnova.

During these meetings, the Cnova transaction committee discussed the advantages and disadvantages of each of these potential strategic alternatives. The Cnova transaction committee eliminated the possibility of a sale to a third party outside the CBD Group because of the loss of brands and other intellectual property licensed from CBD and Via Varejo would be likely to destroy value in the business. The Cnova transaction committee also eliminated the possibility of an exchange offer by Via Varejo in consideration of its acquisition of Cnova Brazil because of the timing implications and legal complexities involved in conducting an exchange offer in the United States, which Via Varejo would be required to register under the Securities Act of 1933, as amended, and which would result in Via Varejo having ongoing reporting obligations under the Exchange Act of 1934, as amended. The Cnova transaction committee determined not to pursue a cash sale of Cnova Brazil to Via Varejo because it was informed by Cnova’s management that Via Varejo would be unable to fund adequate cash consideration. After extensive discussion, the Cnova transaction committee ultimately determined that the possibility of a reorganization of the Cnova Brazil business within Via Varejo, by means of an indirect merger, followed by a cancellation of Via Varejo’s interest in Cnova, together with a tender offer by Casino for Cnova’s ordinary shares, would be the best available strategic alternative for Cnova and Cnova Brazil. The Cnova transaction committee preferred this alternative because of the significant operational synergies between Cnova Brazil and Via Varejo, the simplification of the Cnova holding structure, which would focus entirely on Cdiscount following the completion of the transaction, and the relatively expeditious timeline for completing such a transaction.

In determining to require that Casino undertakes a tender offer for Cnova’s ordinary shares, conditioned only on completion of the proposed reorganization, the Cnova transaction committee noted that, as a result of the completion of the proposed reorganization, the business profile of Cnova would be significantly altered and investors may prefer to receive a fixed cash payment for their Cnova ordinary shares, rather than retaining an interest in Cnova. The Cnova transaction committee also noted its expectation that the liquidity of Cnova ordinary shares on NASDAQ and Euronext Paris would be significantly reduced if the Offers were successful. The Cnova transaction committee stated its expectation that the price to be offered by Casino in the Offers would reflect full and fair value for the Cnova ordinary shares. Finally, in connection with the potential transaction, BNP Paribas discussed historical trading prices per share for Cnova ordinary shares and target prices for Cnova ordinary shares based on publicly available equity research estimates.

On March 25, 2016, the Cnova transaction committee met telephonically with members of Cnova’s management, representatives of BNP Paribas. Representatives of Freshfields also participated in the call, together with representatives of Darrois and NautaDutilh. The meeting participants were provided with a preliminary draft of the valuation report of BNP Paribas, which report included preliminary valuations of Cnova Brazil, Cdiscount and Cnova on a consolidated basis (as more fully described under “Special Factors—Cnova Financial Advisor Materials—Valuation Report of BNP Paribas”). After reviewing these preliminary valuations, the members of the Cnova transaction committee indicated their belief that, based on the Cnova business plan and the financial advisors’ extrapolation period projections, the valuation of Cnova on a per share basis should reflect a very significant premium to the market price of Cnova’s ordinary shares.

On March 27, 2016, representatives of Casino and Cnova sent a draft of a non-binding memorandum of understanding with respect to the proposed reorganization to members of Via Varejo’s management and Via Varejo’s legal advisors. The draft memorandum of understanding provided for Cnova Brazil to be reorganized within Via Varejo through a series of corporate transactions, pursuant to which Via Varejo’s approximately 22% indirect interest in Cnova would be cancelled. The draft memorandum of understanding provided for indemnification obligations of Cnova, the amount of which, if payable, would be reduced by 22% in respect of the portion of any loss corresponding to Via Varejo’s level of ownership in Cnova prior to the completion of the transaction. The draft memorandum of understanding also provided that Cnova would not have any liability for indemnification in respect of conduct occurring prior to October 17, 2013, the date on which the Casino Group initially acquired control of Cnova Brazil from Via Varejo.

On March 31, 2016 and April 1, 2016, a representative of Via Varejo met with Mr. Devis, Rafael Russowsky and Mr. Brunel, together with representatives of Darrois, Lefosse, NautaDutilh, Trindade and Wachtell Lipton, to discuss the draft memorandum of understanding. The parties discussed the draft memorandum of understanding and, in particular, the approach to indemnification set forth therein. The parties discussed whether the limitation on Cnova’s indemnification obligations in respect of Via Varejo’s pre-transaction ownership might be acceptable to Via Varejo. The parties also discussed that Via Varejo would not likely accept a limitation of Cnova’s indemnification obligations in respect of the period prior to Casino Group obtaining control of the operations of the Cnova Brazil business.

On April 13, 2016, the Cnova transaction committee met with members of Cnova’s management, representatives of BNP Paribas and representatives of Eight Advisory at BNP Paribas’s office in London. A representative of Freshfields also participated in the meeting, together with representatives of Darrois and NautaDutilh. Mr. Brunel explained that, based on discussions in prior meetings and updated market data, BNP Paribas had revised its draft valuation report to reflect revised preliminary valuations of Cnova Brazil, Cdiscount and Cnova on a consolidated basis (as more fully described under “Special Factors—Cnova Financial Advisor Materials—Valuation Report of BNP Paribas”). At the meeting, BNP Paribas discussed these preliminary valuations, including the ranges of equity value per share that such preliminary valuations implied.

On April 18, 2016, representatives of Casino and Cnova sent a revised draft of the memorandum of understanding with respect to the proposed reorganization to members of Via Varejo’s management and Via Varejo’s legal advisors, reflecting Casino and Cnova’s positions with respect to the proposed transaction.

On April 28, 2016, in response to speculation in the press related to a potential transaction involving Via Varejo and Cnova Brazil, Via Varejo and Cnova confirmed that the companies were reviewing, together with certain of their affiliates, the viability of and interest in a potential reorganization in which Cnova Brazil would be reorganized within Via Varejo.

On May 3, 2016, the Cnova transaction committee met in Paris, joined by representatives from Cnova management, representatives of Casino, BNP Paribas, Eight Advisory and Freshfields, with representatives of Darrois and NautaDutilh joining by telephone. During this meeting, the members of the Cnova transaction committee reiterated their support for the further exploration of the proposed transactions and determined that the Cnova transaction committee would require that the price offered by Casino in the Offers be US$5.50 per ordinary share in order for the Cnova transaction committee to be able to support the proposed Reorganization.

On May 5, 2016, in response to continued rumors in the press relating to a potential transaction, at the instruction of Via Varejo’s management and the Cnova transaction committee, Cnova’s and Via Varejo’s respective legal advisors discussed a short-form version of the draft memorandum of understanding with respect to the proposed reorganization, which would set forth the economic terms of the proposed reorganization and an agreed-upon valuation range for Cnova Brazil for purposes of the proposed reorganization, and would defer negotiation of other provisions of a definitive reorganization agreement, including the content of the representations and warranties, interim operating covenants and indemnification provisions, to a later date. Via Varejo and the Cnova transaction committee instructed their advisors to proceed with the negotiation of such a short-form non-binding memorandum of understanding.

On May 10, 2016, the audit committee of the Casino board of directors, which we refer to as the “Casino audit committee” and the “Casino board,” respectively, met with members of Casino’s management, representatives of Rothschild & Co Banque, which we refer to as “Rothschild,” and CACIB, financial advisors to Casino, as well as representatives of Messier Maris & Associés, which we refer to as “MMA,” special financial advisor to the Casino audit committee, to review the terms of the proposed Reorganization and the Offers. Representatives of Darrois, legal advisor to Casino and Cnova, also attended the meeting. Representatives of Casino’s management and of Darrois gave the members of the Casino audit committee an overview of the proposed transactions, of the proposed non-binding memorandum of understanding and of the commitment letter whereby Casino would undertake to Cnova that, should the proposed reorganization be completed, Casino would launch tender offers in the United States and outside of the United States, with an offer price of US$5.50 per share Cnova ordinary share. Representatives of Rothschild and CACIB presented their conclusions, as set forth in their preliminary joint valuation report, reflecting valuations of Cnova Brazil, Cdiscount and Cnova on a consolidated basis. See “Special Factors—Casino Financial Advisor Materials—Valuation Report of the Casino Financial Advisors.” A representative of MMA then stated that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations described in the MMA valuation report, the analysis and the results presented by the Casino financial advisors in the Casino financial advisors valuation report were consistent with the analysis performed by MMA and that Casino financial advisors’ analysis had been conducted in accordance with the methods upon which MMA has no comments other than those summarized in the MMA report. See “Special Factors—Casino Financial Advisor Materials—Report of MMA.” On this basis, the Casino audit committee determined to recommend the terms of the proposed transactions, including the terms of the proposed reorganization set forth in the non-binding memorandum of understanding, and the tender offers to the full Casino Board.

On May 11, 2016, Via Varejo’s board of directors, which we refer to as the “Via Varejo board,” met and determined, in accordance with Via Varejo’s policy for related party transactions, to create a special committee composed of a majority of independent directors, in order to analyze the terms and conditions of the proposed reorganization, to negotiate the final reorganization agreement and to issue a recommendation to the Via Varejo board regarding the proposed reorganization and the new operational agreement to be entered into between CBD and Via Varejo in connection with the proposed reorganization. The Via Varejo board appointed Alberto Guth, Renato Carvalho do Nascimento and Christophe Hidalgo to the newly formed Via Varejo special committee, which we refer to as the “Via Varejo special committee.”

Also on May 11, 2016, pursuant to the shareholders agreement in place among the shareholders of Via Varejo, the representatives of CBD and of the CB Group (a group of shareholders of Via Varejo that is unaffiliated with the Filing Parties, consisting of Mr. Michael Klein and the companies EK VV Limited, Bahia VV RK Limited, Bahia VV NK Limited, Altara RK Investments Limited and Altara NK Investments Limited, collectively holding approximately 27.3% of the outstanding share capital of Via Varejo as of the date of this supplemental information statement) approved a shareholders’ resolution. Pursuant to the shareholders’ resolution: (i) CBD committed to not exercise its voting rights at the meeting of Via Varejo’s shareholders in connection with the proposed reorganization, in order to enhance the independence of the approval of the Via Varejo shareholders by effectively granting Via Varejo’s minority shareholders the power to approve or reject the proposed reorganization; and (ii) the CB Group committed to vote in favor of the proposed reorganization at such meeting, provided that the Via Varejo special committee unanimously recommends such a vote.

Also on May 11, 2016, CBD’s board of directors met and decided, in compliance with CBD’s policy for related party transactions, to create a special committee composed of a majority of independent directors, in order to analyze the terms and conditions of the proposed transactions and issue a recommendation to CBD’s board of directors regarding (i) the vote to be cast by CBD at the meeting of Cnova’s shareholders in connection with the proposed reorganization; (ii) whether or not CBD would agree not to tender its Cnova ordinary shares into the Offers; and (iii) the terms and conditions of the new operational agreement to be entered into between CBD and Via Varejo in connection with the completion of the proposed reorganization. The CBD board of directors named board members Eleazar de Carvalho Filho, Maria Helena S. F. Santana and Luiz Aranha Corrêa do Lago as the members of the CBD special committee (the “CBD special committee”).

Also on May 11, 2016, the Cnova transaction committee met telephonically with members of Cnova’s management, representatives of BNP Paribas and representatives of Eight Advisory. Representatives of Freshfields also participated in the call, together with representatives of Darrois and NautaDutilh. A representative of BNP Paribas presented a revised draft valuation report based on current market information (as more fully described under “Special Factors—Cnova Financial Advisor Materials—Valuation Report of BNP Paribas”). The representative of BNP Paribas discussed with the Cnova transaction committee these updated preliminary valuations, including the ranges of equity value per share that such updated preliminary valuations implied. Further, Eight Advisory also presented its preliminary valuation report, reflecting valuations for Cnova Brazil, Cdiscount and Cnova on an unconsolidated basis (after taking account of overhead and other operational holding costs). See “Special Factors—Cnova Financial Advisor Materials—Opinion of Eight Advisory as to Fairness of the Reorganization.” The representatives of Casino also confirmed that Casino had agreed to launch a tender offer at a price of US$5.50 per Cnova ordinary share should the proposed reorganization be completed, as set forth in a draft commitment letter from Casino to the Cnova transaction committee. The Cnova transaction committee thereafter resolved to authorize Cnova’s management to execute the non-binding memorandum of understanding and to enter into negotiations with respect to definitive transaction documentation on the basis of the memorandum of understanding.

Later on May 11, 2016, after the meetings of the Via Varejo board of directors and the Cnova transaction committee, Casino delivered a commitment letter to Cnova regarding the tender offer to be undertaken following completion of the proposed reorganization and Cnova and Via Varejo executed the non-binding memorandum of understanding regarding the proposed reorganization. Following the execution of these agreements, Via Varejo, Cnova and Casino issued press releases disclosing the proposed transactions and the execution of the non-binding memorandum of understanding.

On May 20, 2016, the Via Varejo special committee held a conference call to discuss the scope of work that would be carried out by the Via Varejo special committee in connection with the evaluation of the proposed reorganization and the engagement of independent external financial and legal advisors. They were joined by Peter Estermann, chief executive officer of Via Varejo, and André Rizk, general counsel of Via Varejo.

The Via Varejo special committee later engaged Santander as its external and independent financial advisor and Yazbek Advogados, which we refer to as “Yazbek,” and Campos Mello Advogados, which we refer to as “Campos Mello,” as independent legal advisors.

On June 8, 2016, the Cnova transaction committee met in São Paulo, Brazil, and was joined in person by Steven Geers, general counsel of Cnova, Messrs. Devis and Russowsky, representatives of Casino, and representatives of Trindade. Mr. Brunel and representatives of BNP Paribas and Freshfields attended the meeting by telephone. During this meeting, the Cnova transaction committee received an update on the ongoing negotiations with the Via Varejo special committee and its advisors.

On June 20, 2016, the Via Varejo special committee met by videoconference, together with a representative of Campos Mello. At this meeting, the Via Varejo special committee determined the scope of due diligence to be undertaken in connection with the proposed reorganization; (i) the engagement of a consultant to carry out financial and accounting due diligence with respect to Cnova Brazil; and (ii) the engagement of Davis Polk & Wardwell LLP, which we refer to as “Davis Polk,” as special counsel for matters of U.S. law, in particular with respect to certain litigation then-pending against Cnova and in connection with the negotiation and drafting of a definitive reorganization agreement.

On June 21, 2016, the Via Varejo special committee and its legal advisors met in São Paulo, and were joined by André Rizk, then-general counsel of Via Varejo, Messrs. Devis and Russowsky and representatives of Trindade and Lefosse. During this meeting, the Via Varejo special committee received an update with respect to the ongoing investigation of certain accounting matters with respect to Cnova Brazil and related litigation.

On June 23, 2016, the Via Varejo special committee, Campos Mello and Yazbek met in São Paulo, and were joined by Messrs. Devis and Russowsky and by representatives of Trindade and Lefosse, to discuss the terms of the draft reorganization agreement, particularly the proposed limitations on Cnova’s indemnification obligations. The members of the Via Varejo special committee expressed their continued view that Cnova should indemnify Via Varejo with respect to conduct arising prior to the Casino Group obtaining control over the operations of the Cnova Brazil business. The members of the Via Varejo special committee and the representatives of Casino also discussed whether or not Cnova’s indemnification obligations under the reorganization agreement would be subject to a cap. The members of the Via Varejo special committee indicated that the concept of a cap would be acceptable, subject to specified exceptions and if the cap was of a large enough amount.

On July 6, 2016, legal advisors to Via Varejo’s special committee provided Casino’s and Cnova’s legal advisors with a revised draft of the reorganization agreement. Among other provisions, the draft provided that Casino would be a party to the reorganization agreement as a guarantor of Cnova’s obligations thereunder, removed limitations on indemnification and expanded the representations and warranties to be made by Cnova in respect of Cnova Brazil’s business. The revised draft also provided for an adjustment to the balancing payment based on a full reconciliation of the balance sheet of Cnova Brazil at the completion of the Reorganization.

On July 12, 2016, the Via Varejo special committee and its legal advisors met in São Paulo with Mr. Devis and representatives of Trindade and Lefosse. The parties discussed the status of the negotiation of the draft reorganization agreement and the schedule for the finalization of Cnova’s restated financial statements. The parties further discussed the terms of the draft reorganization agreement that remained under negotiation. In particular, the parties discussed whether Casino would be a party to the Reorganization Agreement; whether the reorganization agreement would include a balancing payment adjustment; whether Cnova would be responsible to Via Varejo for indemnification with respect to conduct that occurred prior to Casino Group obtaining control over the business of Cnova Brail; and whether other indemnification limitations should be included in the reorganization agreement. These positions were discussed among Mr. Devis, the members of the Via Varejo special committee and their respective advisors. The status of Via Varejo’s due diligence and the draft operational agreement were also discussed.

On July 15, 2016, the Cnova transaction committee met by telephone, together with members of Cnova’s and Casino’s management, the legal advisors to Cnova and Casino and representatives of Freshfields, the legal advisor to the Cnova transaction committee. A representative of Trindade updated the members of the Cnova transaction committee on the key issues raised by Via Varejo’s most recent draft of the reorganization agreement as well as the key points of disagreement discussed during the July 12, 2016 meeting between Cnova’s legal advisors and the legal advisors to the Via Varejo special committee. In particular, the members of the Cnova transaction committee were informed that the Via Varejo special committee was unlikely to accept an exclusion from indemnification for items occurring prior to the Casino Group gaining control over the business of Cnova Brazil in October 2013. Mr. Brunel discussed with the members of the Cnova transaction committee the challenges posed by Via Varejo’s request for a balancing payment adjustment and the various methods of making such an adjustment. The Cnova transaction committee requested that Cnova’s financial advisors undertake a review of possible balancing payment adjustment methodologies in order to make a recommendation on a methodology that would be fair to both Cnova and Via Varejo. The members of the Cnova transaction committee and the advisors also discussed alternative approaches that might allow the proposed reorganization to proceed without a balancing payment adjustment, including the possibility of adopting a locked box mechanism.

During the morning of July 25, 2016, the members of the Cnova transaction committee met telephonically, together with representatives of Freshfields, representatives of Cnova’s and Casino’s management, representatives of Eight Advisory, representatives of BNP Paribas and representatives of Cnova’s and Casino’s legal advisors, including Darrois, Lefosse, NautaDutilh, Trindade and Wachtell Lipton. A representative of BNP Paribas presented an overview of possible balancing payment adjustment methodologies, noting the advantages and disadvantages of the various methodologies to Cnova. After a detailed discussion of these alternatives, the Cnova transaction committee instructed management and the advisors to negotiate a balancing payment adjustment based on differences in the working capital and net debt positions of Cnova Brazil as compared to forecasted targets as of the applicable closing date.

During the afternoon of July 25, 2016, Messrs. Genesini, Devis and Russowsky, together with representatives of Darrois, Lefosse, Trindade, NautaDutilh and Wachtell Lipton met with the Via Varejo special committee, together with representatives of Campos Mello, Yazbek and Davis Polk to discuss the principal open terms of the draft reorganization agreement. The discussions included the possibility of an adjustment to the cash portion of the consideration to be paid by Via Varejo to Cnova in the proposed reorganization, which adjustment would be based on Cnova Brazil’s working capital and net debt, and the limitations on Cnova’s indemnification obligations under the draft reorganization agreement. Later on July 25, 2016, following this meeting, Cnova’s legal advisors delivered a marked-up draft of the draft reorganization agreement to Via Varejo’s legal advisors, reflecting the negotiating positions that had been described to the Via Varejo special committee and its legal advisors earlier that day.

Also on July 25, 2016, the Via Varejo special committee engaged the law firm De Brauw Blackstone Westbroek, for support in connection with the proposed reorganization with respect to matters of Dutch law.

On July 26, 2016, Messrs. Devis, Russowsky and Brunel, representatives of Via Varejo, representatives of BNP Paribas, and representatives of Santander spoke by telephone and discussed possible approaches to adjusting the amount of the cash consideration to be paid by Via Varejo to Cnova in the proposed reorganization, including the economic basis of the target net debt and working capital against which any such adjustment would be measured. The representatives of Santander indicated that, subject to review and confirmation by Santander and the members of the Via Varejo special committee of the projections of Cnova Brazil’s working capital and net debt position through the likely closing date, the concept of a working capital and net debt adjustment would be acceptable to Via Varejo.

On July 27, 2016, the Casino audit committee met to discuss, among other things, the request of the Via Varejo special committee that Casino execute the draft reorganization agreement, for the purpose of guaranteeing Cnova’s obligations thereunder. Representatives of Casino’s management and representatives of Darrois were present by phone. After discussing the matter with members of Casino’s management and Casino’s legal advisors, the Casino audit committee agreed with management’s recommendation, but that Casino offer to support Cnova’s indemnification obligations through the provision of a separate limited guarantee, up to a maximum amount of US$60 million, instead of Casino being a party to the Reorganization Agreement.

On July 28, 2016, the Via Varejo special committee met with Campos Mello and Yazbek in order to discuss the pending issues concerning the Reorganization Agreement, including the guarantee sought from Casino and the balancing payment adjustment mechanism and indemnity provision.

On July 28, 2016, the members of the Cnova transaction committee, together with Messrs. Devis and Russowsky and representatives of Darrois, Lefosse, NautaDutilh, Trindade and Wachtell Lipton, held a call with representatives of the Via Varejo special committee and their legal advisors from Campos Mello and Yazbek. Casino and Cnova’s legal advisors explained that Casino preferred not to be a party to the draft reorganization agreement, as well as the view of Casino and Cnova that, in light of the substantial assets and continuing business of Cnova following the completion of the proposed transaction, no guarantee from Casino should be necessary because Cnova would have adequate assets to support its obligations following closing. The parties also discussed the scope of Cnova’s indemnification obligations and the balancing payment adjustment mechanism. The Via Varejo special committee agreed to review the latest draft of the Reorganization Agreement provided by Cnova. The representatives of Casino indicated that, in light of the importance of the guarantee to the Via Varejo special committee, Casino’s board would discuss the matter.

On July 29, 2016, the Casino board discussed Via Varejo’s request for a guarantee and approved, among other things, the provision to Cnova of a separate limited guarantee (or, if so determined, a letter of credit from an internationally recognized banking institution), up to a maximum amount of US$60 million, in support of Cnova’s indemnification obligations under the draft reorganization agreement. The Casino Board also received updated information about the progress of the negotiations and the different contracts to which Casino would be a party as part of the transactions.

On July 30, 2016, the Cnova transaction committee held a meeting by telephone joined by representatives of Eight Advisory and the committee’s legal advisers, and also attended by representatives of BNP Paribas, during which BNP Paribas and Eight Advisory provided their respective updated preliminary analyses on the valuation of Cnova, Cnova Brazil and Cdiscount. The committee reviewed and discussed the updated preliminary analyses and provided feedback.

Also on July 30, 2016, the Via Varejo special committee and its legal advisors held a conference call in order to resolve on the proposals received from Cnova, in light of the discussions held on the previous days. The Via Varejo special committee concluded that such proposals were, in concept, consistent with the interests of Via Varejo’s shareholders and, therefore, resolved to accept the concept of a balancing payment adjustment and Cnova’s proposal that, instead of Casino being party to the proposed reorganization, Casino would provide support for Cnova’s indemnification obligations through alternate means including a guarantee. The Via Varejo special committee then discussed the pending issues concerning the indemnity provision contained in the draft reorganization agreement, including the scope of the limitations thereon.

On August 3, 2016, the Via Varejo special committee held a conference call with their legal advisors in order to discuss their additional comments to the draft reorganization agreement. On the same date, representatives of Davis Polk delivered a marked-up draft of the reorganization agreement to representatives of Wachtell Lipton, reflecting the outcome of the parties’ conversation on July 28, 2016.

On August 4, 2016, the Via Varejo special committee met with representatives of Santander, Campos Mello and Yazbek, in order to analyze the draft financial analysis report prepared by Santander and the adjustments made in view of Cnova’s recent restatement of its financial statements following the conclusion of its internal investigation into certain accounting concerns at Cnova Brazil, and the revised business plans of Cnova and Cnova Brazil. The Via Varejo special committee posed several questions to Santander, including with respect to synergies and the adjustments made due to the results of the Cnova Brazil accounting investigation.

Also on August 4, 2016, representatives of Davis Polk, Campos Mello and Yazbek met with Mr. Geers, general counsel of Cnova, and representatives of Darrois, Lefosse, NautaDutilh, Trindade and Wachtell Lipton to negotiate the legal terms of the draft reorganization agreement. The members of the Via Varejo special committee and Messrs. Devis and Russowsky also joined the meeting by telephone. During this meeting, the parties agreed that Cnova would agree to indemnify Via Varejo for certain liabilities of Cnova Brazil related to consumer claims and labor matters, as more specifically set forth in the Reorganization Agreement. See “The Transaction Agreements—The Reorganization Agreement—Indemnification.” The parties also agreed on which components of Cnova’s indemnification obligations would be subject to the aggregate cap on liability and that Cnova would place a portion of the cash to be received at the completion of the proposed reorganization into escrow, in support of Cnova’s indemnification obligations to Via Varejo under the draft reorganization agreement. Following this meeting, Wachtell Lipton circulated a revised draft of the reorganization agreement to the Via Varejo special committee’s legal advisors.

On August 5, 2016, Mr. Devis and the members of the Via Varejo special committee engaged in a discussion of the financial terms of the proposed reorganization. They agreed that the proposed reorganization would assume an equity value of Cnova equal to approximately US$2.2 billion and an equity value of Cnova Brazil equal to approximately US$489.0 million. Based on these valuations and on the outstanding principal and interest on the Cnova Brazil Shareholder Loan equal to approximately US$156.0 million, the parties agreed that Via Varejo would make a cash payment to Cnova in the amount of approximately R$16.5 million. These amounts were within the valuation ranges set forth in the non-binding memorandum of understanding and were agreed on the basis of an exchange rate of 3.2763 R$/US$, as set forth in the Reorganization Agreement.

Over the course of August 5, 6 and 7, 2016, the parties and their legal advisors finalized the remaining terms of the draft reorganization agreement, including the remaining open points with respect to Cnova’s indemnification obligations and the limitations on such obligations pursuant to the reorganization agreement. See “The Reorganization Agreement—Indemnification.”

During the morning of August 8, 2016, CBD’s board of directors met, and the CBD special committee submitted its considerations and conclusions to the CBD board, including its unanimous recommendation in favor of (i) CBD’s vote in favor of approval of the Reorganization at the Cnova EGM; and (ii) CBD agreement not to tender its Cnova ordinary shares in the Offers. In light of the favorable recommendation of CBD’s special committee, and considering that Casino submitted a commitment letter to CBD, pursuant to which Casino has granted CBD certain governance and liquidity rights in relation to the interest held by CBD in Cnova, CBD’s board of directors resolved that CBD shall vote in favor of approval of the Reorganization at the Cnova EGM and that CBD shall not tender its Cnova ordinary shares in the Offers. CBD’s board of directors also confirmed its prior resolution that CBD shall not exercise its voting rights with respect to the Reorganization at the extraordinary general meeting of the Via Varejo shareholders.

Also during the morning of August 8, 2016, a meeting of Via Varejo’s Board of Directors was held at which representatives of Santander, Campos Mello and Yazbek were present, in which the Via Varejo special committee submitted its considerations and conclusions to Via Varejo’s Board of Directors, as well as its unanimous recommendation in favor of the implementation of the proposed reorganization and the execution of the proposed reorganization agreement. In light of Via Varejo’s special committee’s favorable recommendation, Via Varejo’s Board of Directors resolved to approve (i) the execution of the draft reorganization agreement with Cnova Brazil and Cnova NV, as well as (ii) the convening of an extraordinary general shareholders meeting in order to submit the proposed reorganization to the approval of, holders of Via Varejo’s common and preferred shares. Via Varejo’s Board of Directors further approved the submission of Via Varejo’s new stock option compensation plan to Via Varejo’s shareholders for approval. Via Varejo’s Board of Directors also approved, following the recommendation of the Via Varejo special committee, the execution of the new operational agreement between CBD and Via Varejo. Following this meeting, CBD and Via Varejo executed the new operational agreement.

Later on August 8, 2016, after Casino had executed the Casino-Cnova Undertakings Letter, the Cnova transaction committee met by telephone, together with members of Cnova’s management and representatives of BNP Paribas, Eight Advisory, Freshfields, Darrois, Lefosse, NautaDutilh, Trindade and Wachtell Lipton, to discuss and review the negotiated terms of the proposed reorganization transaction. Mr. Brunel presented an overview of recent negotiations with the Via Varejo transaction committee. A representative of Wachtell Lipton reviewed the terms of the draft reorganization agreement that had been negotiated with the Via Varejo transaction committee and its counsel, including the indemnification terms, the terms of the escrow arrangements and the mechanics of the working capital and net debt adjustment. See “The Transaction Agreements—The Reorganization Agreement.” A representative of Lefosse described certain of the termination provisions contained in the draft reorganization agreement. A representative of BNP Paribas made a presentation concerning its revised valuation of Cnova, Cnova Brazil and Cdiscount (as more fully described under “Special Factors—Cnova Financial Advisor Materials—Valuation Report of BNP Paribas”). Following the presentation by BNP Paribas, a representative of Eight Advisory made a financial presentation concerning the proposed reorganization and delivered its independent expert report on the financial terms of the proposed reorganization, including its opinion that, as of August 8, 2016 and based upon, and subject to, the factors and assumptions set forth therein, the consideration to be received by Cnova pursuant to the Reorganization Agreement was fair, from a financial point of view, to Cnova and to the unaffiliated Cnova shareholders (as more fully described under “Special Factors—Cnova Financial Advisor Materials—Opinion of Eight Advisory as to the Fairness of the Reorganization”). A representative of Freshfields then reviewed with the directors the legal standards applicable to their decisions and actions with respect to the proposed reorganization. Following discussions and deliberations, including a determination that the Cnova transaction committee had made a thorough assessment of the Reorganization as compared to other strategic alternatives and having thoroughly considered the merits, advantages and potential disadvantages of the Transactions, and considering the interests of Cnova and its stakeholders, including Cnova's minority shareholders, the Cnova transaction committee, representing the Cnova board of directors, unanimously (i) determined that the Transactions are in the best interests of Cnova, its shareholders and all other stakeholders, (ii) determined that the Transactions are fair, advisable and in the best interests of unaffiliated Cnova shareholders, (iii) resolved to enter into the Transactions and (iv) resolved to recommend that the holders of Cnova ordinary shares approve the Reorganization and directed that the Reorganization be submitted to Cnova's general meeting of shareholders for its approval.

Following the meeting of the Cnova transaction committee, (i) Cnova, Cnova Brazil and Via Varejo executed the Reorganization Agreement, (ii) Cnova released its signature to the Casino-Cnova Undertakings Letter, (iii) Casino and CBD executed the Cnova Shareholder Letter and (iv) CBD executed the CBD support letter, the terms of which are more fully described below under “The Transaction Agreements.”

Following the close of trading on the NASDAQ of August 8, 2016, Casino, Cnova, Via Varejo and CBD issued press releases announcing the execution of the Reorganization Agreement and the Reorganization and Casino’s agreement, subject to the completion of the Reorganization, to undertake the Offers.

On August 11, 2016, Via Varejo published the notice of an extraordinary general meeting of the Via Varejo shareholders, at which Via Varejo’s shareholders would be asked to approve, among other matters, the Reorganization. On the same date, Via Varejo also published the proposal of Via Varejo’s management with respect to the Reorganization for consideration at the extraordinary general meeting of the Via Varejo shareholders.

On September 12, 2016, Via Varejo’s shareholders (other than CBD) voted to approve the Reorganization at Via Varejo’s extraordinary general meeting of shareholders, with approximately 93.6% of the Via Varejo shareholders in attendance, in person or by proxy, voting in favor of the Reorganization.

Purposes and Reasons for the Transactions

The discussion in this supplemental information statement of the information and factors that the relevant governing bodies (or committees thereof, as applicable) of Cnova, Casino, Via Varejo and CBD considered in reaching their respective decisions with respect to the Reorganization and the Offers, as applicable, is not intended to be exhaustive but includes all material factors considered by such governing bodies.

Purposes and Reasons of the Cnova Transaction Committee and the Cnova Board of Directors for the Transactions

Not all members of the Cnova board of directors evaluated and negotiated the Transactions due to the affiliation of certain directors with Casino, CBD or Via Varejo, as more fully described in the discussion of the March 3, 2016 telephonic meeting of the Cnova board of directors in the section entitled “Special Factors—Background of the Transactions.” At this meeting, each of the following members of the Cnova board of directors indicated to the board that he had a conflict of interest: Peter Estermann, Didier Lévêque, Ronaldo Iabrudi do Santos Pereira, Eleazar de Carvalho Filho, Yves Desjacques, Antoine Giscard d’Estaing and Arnaud Strasser. The Cnova board of directors (in each case excluding the director concerned) subsequently determined that each of the foregoing directors would be considered to have a conflict of interest with respect to the Transactions and such director recused himself from participating in any further deliberations and decision-making in connection with the Transactions. Subsequently, the Cnova board of directors approved the formation of the Cnova transaction committee consisting of Silvio J. Genesini, Bernard Oppetit and Cnova’s chief executive officer, Emmanuel Grenier for purposes of evaluating, negotiating and entering into agreements in connection with the Transactions, who we refer to as the “non-conflicted members of the Cnova board of directors.” Under Dutch law and pursuant to the resolutions approving the creation of and empowering the Cnova transaction committee, the actions taken by the non-conflicted members of the Cnova board of directors in connection with the Transactions (including any deliberations, decision-making and any resolutions passed by it) are attributable to, and are considered to be actions of, the full Cnova board of directors. Additionally, the Cnova board of directors (represented by the Cnova transaction committee), in its subsequent meeting held on August 8, 2016, authorized and empowered each of the members of the Cnova transaction committee to perform any and all acts and things necessary for, ancillary to, or conducive to, the Transactions on behalf of the Company. Unless stated otherwise, any action taken by the Cnova board of directors described in this supplemental information statement was taken by the non-conflicted members of the Cnova board of directors.

The Cnova transaction committee and the Cnova board of directors each believes that the Transactions are in the best interest of Cnova and its stakeholders, including its minority shareholders and employees. The Cnova transaction committee’s and the Cnova board of directors’ purposes for engaging in the Transactions are described below:

•	the Cnova transaction committee and the Cnova board of directors each believes the Reorganization obtains a fair value for Cnova Brazil and the Reorganization is expected to achieve governance, operational, and fiscal efficiencies at Cnova, thereby maximizing value for Cnova’s shareholders and furthering the interests of its other stakeholders;
•	the fact that Cnova is currently incurring significant losses on a monthly basis, which losses are predominantly attributable to the current organizational structure of Cnova and its interest in Cnova Brazil, and that the Cnova transaction committee and the Cnova board of directors each believes that it would be difficult and time-consuming for Cnova to address Cnova Brazil’s operational challenges and the difficulties it faces in the Brazilian market on a stand-alone basis and that the Reorganization is the best option to facilitate a turnaround of the Brazilian business;
•	the Cnova transaction committee and the Cnova board of directors expects the Reorganization to generate governance efficiencies by simplifying the organizational structure of Cnova and reducing related administrative burdens;
•	the Cnova transaction committee and the Cnova board of directors believe that Cnova’s management and employees will be afforded more time to focus on business development opportunities in Cnova’s core French e-commerce business;
•	the Cnova transaction committee and the Cnova board of directors believe that the Reorganization will create financial efficiencies by eliminating cross-border currency risk, decreasing Cnova’s current operating leverage and eliminating its exposure to the macroeconomic effects associated with deteriorating Brazilian economic conditions and the risks associated with the ongoing turnaround of Cnova Brazil’s operational difficulties; and
•	the Cnova transaction committee and the Cnova board of directors believe that, compared to the stand-alone scenario, the Reorganization will offer new prospects and opportunities, both to remaining Cnova and Cdiscount employees and to employees of Cnova Brazil.

Considering these purposes and reasons, the Cnova transaction committee and the Cnova board of directors believe that the Reorganization is the best available option to address Cnova Brazil’s operational challenges and the difficulties Cnova faces in the depressed Brazilian market.

Purposes and Reasons of Casino for the Transactions

Under the SEC rules governing “going-private” transactions, Casino is an affiliate of Cnova that is engaged in the “going-private” transaction and, therefore, is required to express its purposes and reasons for the Transactions to Cnova’s “unaffiliated security holders,” as defined under Rule 13e-3 of the Securities Exchange

Act of 1934, as amended (which we refer to as the “Exchange Act”). Casino is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

As a significant shareholder of both Cnova and Via Varejo, Casino’s primary purpose in supporting the Transactions as a shareholder of Cnova, and in committing to launch the Offers pursuant to the Casino-Cnova Undertakings Letter, is to maximize the value of its investment in both Cnova and Via Varejo and to offer an opportunity for liquidity to Cnova’s minority shareholders at a price that would be considered fair by the Cnova transaction committee. See the section entitled “Special Factors—Positions of the Filing Parties as to Fairness of the Transactions—Position of Casino as to Fairness of the Transactions.” Casino believes that the Reorganization will generate operational and financial efficiencies at both Cnova and Via Varejo that will put each company, by combining their respective resources, in stronger operational and competitive positions.

Casino believes that the Transactions will increase the value of its investment in Cnova by, among other things, allowing Cnova to focus on the better performing French market, simplifying Cnova’s governance structure and reducing related administrative burdens, and increasing the ability of Cnova’s management to execute effectively its future strategic plans. Casino believes that the Transactions will maximize the value of its investment in Via Varejo by, among other things, enabling Via Varejo to realize greater economies of scale, increasing Via Varejo’s purchasing and negotiating power with respect to third-party suppliers and contractors, generating operational synergies from the integration of Cnova’s e-commerce retail and delivery operations into Via Varejo’s existing and expansive Brazilian operating footprint, generating omnichannel advertising and marketing opportunities and permitting Via Varejo to market its existing products on Cnova Brazil’s e-commerce platform on more favorable terms.

Purposes and Reasons of CBD for the Transactions

Under the SEC rules governing “going-private” transactions, CBD is an affiliate of Cnova that may be deemed to be engaged in the “going-private” transaction and, therefore, is required to express its purposes and reasons for the Transactions to Cnova’s “unaffiliated security holders,” as defined under Rule 13e-3 of the Exchange Act. CBD is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

CBD’s primary purpose for agreeing pursuant to the CBD support letter not to tender into the Offers and thereby engaging in the Transactions is to maximize the value of its investment in Cnova and in Via Varejo. In agreeing not to tender, CBD analyzed the Transactions from the perspective of a future significant minority shareholder of Cnova and controlling shareholder of Via Varejo and concluded that, based on such analysis and the terms outlined in the Reorganization Agreement, agreeing not to tender and thus allowing the transaction to go forward was in its best interest and in the best interest of its shareholders. Although CBD believes that there will be significant opportunities associated with its investment in Cnova after completion of the Transactions, it also realizes that there are substantial risks (including the risks and uncertainties relating to the future prospects of a quantitatively smaller and qualitatively different Cnova and those associated with holding a minority interest in Cnova indefinitely) and that such opportunities may never be fully realized.

Purposes and Reasons of Via Varejo for the Reorganization

Under the SEC rules governing “going-private” transactions, Via Varejo is an affiliate of Cnova that may be deemed to be engaged in the “going-private” transaction and, therefore, is required to express its purposes and reasons for the Reorganization to Cnova’s “unaffiliated security holders,” as defined under Rule 13e-3 of the Exchange Act. Via Varejo is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

Via Varejo’s primary purpose for engaging in the Reorganization is to obtain 100% ownership of Cnova Brazil. Via Varejo believes that it is uniquely positioned to unlock previously unrealized value from Cnova Brazil’s operations due to its substantial existing Brazilian brick and mortar retail footprint and more than 60 years of local operating know-how. Via Varejo believes that obtaining operational control of Cnova Brazil has the potential to increase its operating margin through realization of greater economies of scale, increases to its purchasing and negotiating power with respect to third-party suppliers and contractors, among others, and through synergies that may be created by integrating Cnova Brazil’s e-commerce retail and delivery operations into Via Varejo’s existing and expansive Brazilian operating footprint. Via Varejo also believes that obtaining operational control of Cnova Brazil will generate omnichannel advertising and marketing opportunities (including through the mutualization of advertising strategies with the same advertising expenditures), as well as the opportunity to market its existing products through the Cnova Brazil e-commerce platform on more favorable terms, both of which will significantly benefit Via Varejo’s existing brick and mortar Brazilian retail operations.

Certain Effects of the Transactions

General

Upon completion of the Reorganization, Cnova Brazil will be 100% owned by Via Varejo (and is expected to be subsequently merged into Via Varejo), Via Varejo will have no continuing equity or other direct or indirect ownership in Cnova and Cnova will have no continuing equity or other ownership interests in Cnova Brazil. As consideration for the Reorganization of Cnova Brazil within Via Varejo, Cnova will receive (i) all of the Cnova ordinary shares currently held by Via Varejo Holding S.à.r.l. (approximately 21.9% of Cnova’s ordinary shares as of the date of this supplemental information statement) and (ii) the balancing payment of approximately R$16.5 million, subject to adjustment (as described in “The Transaction Agreements—The Reorganization Agreement—Balancing Payment Adjustment”), which amount corresponds to the difference between the value of Via Varejo’s 21.9% interest in Cnova and the value of Cnova Brazil. Additionally, Via Varejo has agreed to cause Cnova Brazil to repay the outstanding loan obligations which Cnova Brazil currently owes to Cnova and Cnova Finança, together with all interest and any other accrued amounts up to the date of repayment, no later than five business days following closing of the Reorganization. As of July 31, 2016, the aggregate principal amount and accrued interest owed under such loan agreements was approximately R$511.0 million. Because the unaffiliated Cnova shareholders will retain their Cnova ordinary shares after completion of the Transactions and Via Varejo’s approximately 21.9% interest in Cnova will be cancelled in connection with the Transactions, the economic ownership interest of each holder of Cnova ordinary shares upon completion of the Transactions, including its unaffiliated shareholders, will be equal to approximately 128% of each such shareholder’s economic ownership interest in Cnova prior to the completion of the Reorganization.

Excluding amounts previously contributed to Cnova’s net earnings by Cnova Brazil and the value the assets to be transferred to Via Varejo in the Reorganization, it is estimated Casino’s direct and indirect interest in the net book value and net earnings of Cnova after completion of the Transactions, which prior to the Transactions were €194.75 million and (€5.49) million or 91.94% and 91.94%, respectively, will be €189.96 million and (€5.35) million or 89.69% and 89.69%. Calculated in the same manner, it is estimated CBD’s direct and indirect interest in the net book value and net earnings of Cnova after completion of the Transactions, which prior to the Transactions were €102.76 million and (€2.894) million or 48.51% and 48.51%, respectively, will be €72.13 million and (€2.03) million or 34.05% and 34.05%. See the section entitled “Important Information Regarding Cnova—Security Ownership of Certain Beneficial Owners.”

Potential Involuntary Stock Exchange Delistings

If the Reorganization is completed, Casino will promptly launch the Offers for any and all outstanding Cnova ordinary shares, as more fully described in the section entitled “The Transactions—Overview of the Transactions—The Offers.” Depending on the number of Cnova ordinary shares tendered into the Offers, the corresponding reduction in Cnova’s public float may result in Cnova failing to meet continuing listing requirements of NASDAQ and/or Euronext Paris and Cnova could be delisted from one or both exchanges, in which case the liquidity of Cnova ordinary shares would be materially adversely affected.

In order to remain listed on NASDAQ after the Offers, Cnova must, among other things, meet one of two alternative continued listing eligibility tests. Accordingly, to remain listed, Cnova must continue to have (i) at least 1.1 million publicly held ordinary shares, (ii) a market value of its publicly held shares in excess of US$15 million, (iii) a bid price for Cnova ordinary shares greater than US$1.00, (iv) at least 400 distinct beneficial owners of Cnova ordinary shares; and (v) either (x) a market capitalization in excess of US$50 million or (y) total assets and total revenue, in each case, of at least US$50 million in any two of the last three years. Alternatively, Cnova can continue its Nasdaq listing if, among other things, (i) it has at least 750,000 publicly held ordinary shares, (ii) the aggregate market value of publicly held Cnova ordinary shares exceed US$5 million, (iii) the bid price for Cnova ordinary shares is greater than US$1.00, (iv) there are at least 400 distinct beneficial owners of Cnova ordinary shares and (v) its stockholders equity is at least US$10 million. Pursuant to NASDAQ’s rules, all shares held by Casino or any of its affiliates or held by a director or officer of Cnova would be excluded from the calculation of the number of publicly held Cnova ordinary shares.

In order to avoid the potential involuntary delisting from Euronext Paris after the Offers, at least 25% of Cnova’s share capital must be publicly held or, alternatively, at least 5% of its share capital must be publicly held so long as the market value of such public float is at least €5 million. For purposes of this calculation, publicly held shares do not include shares held by (i) officers or directors or (ii) an owner (or affiliates of an owner) of more than 5% percent of a company’s total shares outstanding or voting rights.

Potential Rights to Institute Buy-out Proceedings under Dutch Law

If, following the completion of the Offers, Casino and its group companies own 95% or more of the issued and outstanding ordinary share capital (geplaatst en uitstaand gewoon kapitaal) of Cnova, then Casino, acting on its own or with its group companies, would have the right, but not the obligation, to initiate a buy-out procedure (uitkoopprocedure) in accordance with Article 2:92a or 2:201a of the Dutch Civil Code (which we refer to as a “statutory buy-out”) and/or a takeover buy-out procedure in accordance with Article 2:359c of the Dutch Civil Code (which we refer to as a “takeover buy-out” and, together with the statutory buy-out, as a “buy out”) in order to acquire the remaining Cnova ordinary shares not tendered in the Offers and not held by Casino and its group companies or Cnova. In such procedure, the competent Dutch court will determine the fair price to be paid for the shares of any remaining minority shareholders of Cnova. This fair price per share will typically be equal to the consideration per share offered in the Offers unless there would be financial, business or other developments or circumstances that would justify a different price (including a reduction resulting from the payment of dividends) in accordance with, respectively, Article 2:92a, paragraph 5 or 2:201a, paragraph 5 or Article 2:359c, paragraph 6 of the Dutch Civil Code. Similarly, if, following the completion of the Offers, Casino and its group companies own 95% or more of the issued and outstanding ordinary share capital (geplaatst en uitstaand gewoon kapitaal) of Cnova and 95% or more of the voting interests in Cnova, a minority shareholder would have the right, but not the obligation, to institute a court procedure pursuant to Article 2:359d of the Dutch Civil Code to require Casino to purchase its shares against a fair price to be determined by the competent Dutch court, as described above. A minority shareholder would have to file such claim with the competent Dutch court within three months after the end of the acceptance period of the Offers.

Potential Suspension or Termination of Registration under the Exchange Act

Cnova ordinary shares are currently registered under the Exchange Act. Such registration may be suspended and subsequently terminated by Cnova upon application to the SEC if the shares are no longer listed on a U.S. national securities exchange and if there are fewer than 300 holders of record of the shares. Suspension or termination of registration of Cnova’s ordinary shares under the Exchange Act would significantly reduce or eliminate entirely the information required to be furnished by Cnova to its shareholders and to the SEC and would make certain provisions of the Exchange Act and the related requirement to furnish an annual report to shareholders no longer applicable to Cnova. Furthermore, the ability of “affiliates” of Cnova and persons holding “restricted securities” of Cnova to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated.

Plans for Cnova Following the Transactions

Following the Transactions, Cnova will continue to operate Cdiscount, its core French e-commerce business. Cnova will thus narrow its strategic focus primarily to Cdiscount’s operations and will endeavor to improve upon its already market leading e-commerce position in France. Cnova also expects to continue to evaluate and explore any business opportunities that may arise and that it believes to be potentially beneficial to its shareholders and complementary to its operation of Cdiscount. Cnova does not have any present plans to engage in any merger, further reorganizations, liquidations or sales or transfers of a significant portion of its assets upon completion of the Transactions.

Cnova has not reached a determination as to whether it will voluntarily delist its ordinary shares from NASDAQ or Euronext Paris following the completion of the Transactions, but will continue to evaluate the merits and consequences of voluntarily delisting in connection with future developments and depending on the outcome of the Offers. As described in the section entitled “Special Factors—Certain Effects of the Transactions,” depending on the results of the Offers to be launched upon completion of the Transactions, Cnova’s ordinary shares could be involuntarily delisted from NASDAQ and possibly Euronext Paris. Casino is also currently evaluating whether to, jointly with one or more companies within the Casino group, institute Dutch buy-out proceedings to acquire the remaining Cnova ordinary shares not tendered in the Offers (to the extent instituting such proceedings is possible following completion of the Offers). Casino and Cnova will continue to evaluate the merits and consequences of a voluntary delisting and/or Dutch buy-out proceedings and expect to determine whether to voluntarily delist and/or commence Dutch buy-out proceedings prior to launching the Offers. See the section entitled “Special Factors—Certain Effects of the Transactions.”

Positions of the Filing Parties as to the Fairness of the Transactions

Recommendation of the Cnova Transaction Committee and the Cnova Board of Directors; Fairness of the Transactions

Not all members of the Cnova board of directors evaluated and negotiated the Transactions due to the affiliation of certain directors with Casino, CBD or Via Varejo, as more fully described in the discussion of the March 3, 2016 telephonic meeting of the Cnova board of directors in the section entitled “Special Factors—Background of the Transactions.” At this meeting, each of the following members of the Cnova board of directors indicated to the board that he had a conflict of interest: Peter Estermann, Didier Lévêque, Ronaldo Iabrudi do Santos Pereira, Eleazar de Carvalho Filho, Yves Desjacques, Antoine Giscard d’Estaing and Arnaud Strasser. The Cnova board of directors (in each case excluding the director concerned) subsequently determined that each of the foregoing directors would be considered to have a conflict of interest with respect to the Transactions and such director recused himself from participating in any further deliberations and decision-making in connection with the Transactions. Subsequently, the Cnova board of directors approved the formation of the Cnova transaction committee consisting of Silvio J. Genesini, Bernard Oppetit and Cnova’s chief executive officer, Emmanuel Grenier for purposes of evaluating, negotiating and entering into agreements in connection with the Transactions, who we refer to as the “non-conflicted members of the Cnova board of directors.” Under Dutch law and pursuant to the resolutions approving the creation of and empowering the Cnova transaction committee, the actions taken by the non-conflicted members of the Cnova board of directors in connection with the Transactions (including any deliberations, decision-making and any resolutions passed by it) are attributable to, and are considered to be actions of, the full Cnova board of directors. Additionally, the Cnova board of directors (represented by the Cnova transaction committee), in its subsequent meeting held on August 8, 2016, authorized and empowered each of the members of the Cnova transaction committee to perform any and all acts and things necessary for, ancillary to, or conducive to, the Transactions on behalf of the Company. Unless stated otherwise, any action taken by the Cnova board of directors described in this supplemental information statement was taken by the non-conflicted members of the Cnova board of directors.

At its meeting on August 8, 2016, the Cnova transaction committee and the Cnova board of directors, after numerous discussions and consultations with their legal and financial advisers, and having thoroughly considered the merits, advantages and potential disadvantages of the Transactions, (i) determined that the Transactions are in the best interests of Cnova, its shareholders and all other stakeholders, (ii) determined that the Transactions are fair, advisable and in the best interests of unaffiliated Cnova shareholders, (iii) resolved to enter into the Transactions and (iv) resolved to recommend that the holders of Cnova ordinary shares approve the Reorganization and directed that the Reorganization be submitted to Cnova’s general meeting for its approval. The Cnova transaction committee and the Cnova board of directors, each believe that the Transactions are both procedurally and substantively fair to Cnova’s “unaffiliated security holders,” as defined under Rule 13e-3 of the Exchange Act.

In reaching its decision to approve the Reorganization Agreement and the Transactions, the Cnova transaction committee and the Cnova board of directors consulted with their legal and financial advisors and considered a number of factors, including, but not limited to the following:

•	their knowledge of Cnova’s business, financial condition, results of operation, industry, competitors and prospects;
•	Brazilian macro-economic conditions, which have deteriorated in an unexpectedly rapid and adverse way since Cnova’s initial public offering in 2014;
•	their belief that the price of Cnova’s ordinary shares reflected these challenges, which had been disclosed previously in connection with Cnova’s prior earnings announcements;

•	the financial terms of the Transactions, including that:
•	the price to be offered by Casino in the Offers implies a premium of 82% over the closing price for Cnova ordinary shares on NASDAQ on April 27, 2016 of $3.03, the trading day immediately prior to first public reports of the potential offer, which we refer to as the “unaffected Cnova share price”;
•	the price to be offered by Casino in the Offers implies a premium of 60% over the closing price for Cnova ordinary shares on NASDAQ on May 11, 2016, the day immediately preceding the announcement of entry into a non-binding memorandum of understanding with respect to the Transactions;
•	the price to be offered by Casino in the Offers implies a premium of 105% over the average closing price for Cnova ordinary shares on NASDAQ on trading days for the 6-month period ended May 11, 2016;
•	the price to be offered by Casino in the Offers implies a premium of 50% over the average closing price for Cnova ordinary shares on NASDAQ on trading days for the 12-month period ended May 11, 2016; and
•	the price to be offered by Casino in the Offers implies a premium of 20% over the average closing price for Cnova ordinary shares on NASDAQ on trading days since November 11, 2014, the first trading day for Cnova ordinary shares on NASDAQ.
•	the fact that Cnova is currently incurring significant losses on a monthly basis, which losses are predominantly attributable to the current organizational structure of Cnova and its interest in Cnova Brazil, and that the Cnova transaction committee believes that it would be difficult and time-consuming for Cnova to address Cnova Brazil’s operational challenges and the difficulties it faces in the Brazilian market on a stand-alone basis and that the Reorganization is the best option to facilitate a turn-around of the Brazilian business;
•	their belief that, taking into account the relative risk and potential upside, the Reorganization would provide an attractive alternative to Cnova’s stakeholders, including its shareholders given other reasonable alternatives available to Cnova, including the possibility that Cnova could retain its interest in Cnova Brazil and continue to operate it, which the Cnova transaction committee believed would ultimately result in less value being created for Cnova’s shareholders than the consideration in the proposed Transactions;
•	the ability of unaffiliated Cnova shareholders to either elect to retain their interests in Cnova following the completion of the Reorganization or, instead, to tender their Cnova ordinary shares in the Offers and thereby receive a cash payment at an attractive premium;
•	the valuation report of Eight Advisory delivered to the Cnova transaction committee setting forth the opinion of Eight Advisory that, as of August 8, 2016, and based upon, and subject to, the factors and assumptions set forth therein, the consideration to be received by Cnova pursuant to the Reorganization Agreement was fair, from a financial point of view, to Cnova and unaffiliated Cnova shareholders;
•	the fact that the respective ranges of valuations for Cnova and Cnova Brazil as set forth in the valuation report of Cnova’s financial advisor BNP Paribas—which was provided to the Cnova transaction committee for information purposes only—were consistent with the respective valuations of Cnova and Cnova Brazil that Cnova and Via Varejo ultimately agreed would serve as the economic basis of the Reorganization, as more fully described in the section entitled “Special Factors—Cnova Financial Advisor Materials—Valuation Report of BNP Paribas”;
•	their belief that, based on the terms and conditions of the Transactions, the Transactions present a higher likelihood of being completed as compared to other alternatives reviewed by the Cnova transaction committee; and
•	the other terms and conditions of the Reorganization Agreement, the Casino-Cnova Undertakings Letter and the CBD support letter.

In addition, the Cnova transaction committee and the Cnova board of directors also considered a number of factors relating to the procedural safeguards involved in the negotiation of the Transactions, including those discussed below, each of which they believed supported their respective decisions and provided assurance of the fairness of the Transactions to the unaffiliated holders of Cnova ordinary shares:

•	the creation of the Cnova transaction committee, which is composed of a majority of directors not affiliated with Casino, CBD or Via Varejo, and the process followed by the Cnova transaction committee;
•	the fact that the Cnova transaction committee obtained legal advice regarding the Transactions from Freshfields Bruckhaus Deringer LLP, engaged as the independent legal adviser to the Cnova transaction committee;
•	the fact that the Transactions will be submitted to a vote at Cnova’s general meeting of shareholders, allowing all shareholders to discuss and ask questions about the Transactions before deciding whether to vote in favor of approving the Transactions;
•	the fact that the Cnova transaction committee was advised by Eight Advisory as an independent expert and received its valuation report with respect to the Transactions;
•	the fact that the Cnova transaction committee made its evaluation of the Reorganization Agreement and the Transactions based upon the factors discussed in this supplemental information statement, independent of management and the Casino Parties, and with knowledge of the interests of the Casino Parties in the Transactions;
•	the fact that the Cnova transaction committee met numerous times during the course of negotiations with Via Varejo and Casino, to review the terms of the proposed Transactions and to consider the options reasonably available to Cnova;
•	the fact that the Cnova transaction committee, representing the Cnova board of directors and consisting of directors unaffiliated with Casino, was aware of the existing relationships among Cnova, Via Varejo and Casino and could take such relationships into account in considering whether to approve the Transactions and recommend them on the contemplated terms, or at all;
•	the unanimous support for the Transactions of all members of the Cnova transaction committee; and
•	the fact that the Transactions will be submitted to a vote at Cnova’s general meeting of shareholders, allowing all shareholders to discuss and ask questions about the Transactions before deciding whether to vote in favor of approving the Transactions.

The Cnova transaction committee and Cnova board of directors also considered a variety of risks and other potentially negative factors concerning the Reorganization Agreement and the Transactions, including the following:

•	the possibility that the balancing payment adjustment mechanism provided in the Reorganization Agreement (discussed more fully in “The Transaction Agreements—The Reorganization Agreement—Balancing Payment Adjustment”) may result in less value being created for Cnova upon completion of the Reorganization than currently anticipated;
•	the possibility that the Transactions may not be completed, or that completion may be unduly delayed, for reasons beyond the control of Cnova;
•	the risks and costs to Cnova if the Transactions are not completed, including the potential effect on the trading price of Cnova’s ordinary shares, the potential diversion of management attention and the potential effect on Cnova’s business and existing relationships;
•	the fact that Cnova’s directors and executive officers may have interests in the Transactions that may be different from, or in addition to, those of Cnova’s other shareholders;
•	Casino’s voting control of Cnova, the fact that Casino and its affiliates control the outcome of the vote of Cnova’s shareholders with respect to the Reorganization and the fact that the Transactions are not structured to require the approval of at least a majority of Cnova’s unaffiliated shareholders;

•	Cnova’s obligation under the Reorganization Agreement to indemnify Via Varejo for certain potential liabilities (see “The Transaction Agreements—The Reorganization Agreement—Indemnification Obligations”);
•	the management relationship between Cnova and Casino, including the substantial involvement of Casino in Cnova’s strategic decision-making processes, including with respect to the Transactions;
•	the fact that the exchange of Cnova ordinary shares for cash pursuant to either Offer generally will be a taxable transaction for U.S. federal income tax purposes, and may also be a taxable transaction under the laws of other jurisdictions; and
•	the risk of not realizing the anticipated benefits of the Reorganization.

In the course of reaching their respective decisions to approve the terms of the Transactions and enter into the Transactions, the Cnova transaction committee and the Cnova board of directors, did not consider the liquidation value of Cnova because (i) they considered Cnova to be a viable, going concern, (ii) they believe that liquidation sales generally result in proceeds substantially less than sales of going concerns, (iii) they considered determining a liquidation value to be impracticable given the significant execution risk that would be involved in any breakup of Cnova and (iv) Cnova will continue to operate a substantial part of its core e-commerce business following the Transactions. For the foregoing reasons, the Cnova transaction committee and the Cnova board of directors did not consider liquidation value to be a relevant methodology. Further, the Cnova transaction committee and the Cnova board of directors did not consider net book value, which is an accounting concept, as a factor because they believed that net book value is not a material indicator of the value of Cnova as a going concern but rather is indicative of historical costs, which will be substantially different from actual costs on a going forward basis at Cnova following completion of the Transactions. The Cnova transaction committee and Cnova board of directors did not seek to determine a pre-Transaction going concern value for Cnova’s ordinary shares to determine the fairness of the Transactions to the unaffiliated Cnova shareholders. The Cnova transaction committee and the Cnova board of directors each believe that the trading price of Cnova ordinary shares at any given time represents the best available indicator of Cnova’s going concern value at that time, so long as the trading price at that time is not impacted by speculation regarding the likelihood of a potential transaction and other factors which may impact the value of Cnova ordinary shares in a temporary manner.

In the course of reaching their respective decisions to approve the terms of and enter into the Transactions, the Cnova transaction committee and the Cnova board of directors did not consider the price to be paid by Casino pursuant to the Offers or the value to be received in the Reorganization by Cnova, on the one hand, as compared to the price paid for purchases of Cnova ordinary shares by any of the Filing Parties and their Controlling Affiliates in transactions during the prior two years, on the other hand, because the Cnova transaction committee and the Cnova board of directors were not aware of any such transactions. The Cnova transaction committee and the Cnova board of directors were not aware of any firm offer for a merger, sale of all or a substantial part of Cnova’s assets, or a purchase of a controlling amount of Cnova securities having been received by Cnova from anyone in the two years preceding the signing of the Reorganization Agreement. The Cnova transaction committee and the Cnova board of directors considered the opinion and related financial analyses of Eight Advisory, and considered the financial analyses of BNP Paribas, among other factors considered, in the course of its evaluation of the Transactions.

The foregoing discussion is not exhaustive, but is intended to summarize the material information and factors considered by the Cnova transaction committee and the Cnova board of directors in their consideration of the Transactions. The Cnova transaction committee and the Cnova board of directors reached the unanimous decision to enter into the Reorganization Agreement and recommend the approval of the Reorganization to Cnova’s shareholders in light of the factors described above and other factors that each member of the Cnova transaction committee and the Cnova board of directors believed were appropriate to consider in the interest of Cnova and its stakeholders. In view of the variety of factors and the quality and amount of information considered, the Cnova transaction committee did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching their determinations. In addition, each member of the Cnova transaction committee and each non-conflicted member of the Cnova board of directors may have given different weight to different factors. The Cnova transaction committee and the Cnova board of directors conducted an overall review of the factors described above, including through discussions with Cnova’s management and legal and financial advisors, and considered the factors overall to be favorable to, and to support, their respective determinations.

Position of Casino as to Fairness of the Transactions

The rules of the SEC require Casino to express its belief as to the fairness of the Transactions to the unaffiliated shareholders of Cnova. Casino is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The views of Casino should not be construed as a recommendation to any Cnova shareholder regarding whether to vote in favor of the Transactions or tender shares into the Offers.

Casino believes that the Transactions are fair to the unaffiliated Cnova shareholders on the basis of the factors described in the section entitled “Special Factors—Purpose and Reasons of Casino for the Transactions” and the additional factors described below.

In the course of its evaluation of the Transactions, Casino consulted with the Casino Financial Advisors and with MMA and considered each of their respective financial analyses. Casino’s agreement to make the Offers commitment, including its agreement to the offer price, was based on Casino’s desire for the Reorganization to occur and its recognition that presenting a cash exit opportunity to the unaffiliated Cnova shareholders, at conditions which would be considered acceptable both by Casino, as the party bearing the cost of the Offers, and by the Cnova transaction committee, would make the Cnova transaction committee more likely to agree to enter into the Reorganization Agreement. The Cnova transaction committee, in its evaluation of the fairness of the transactions to the unaffiliated Cnova shareholders, conveyed to Casino through its representatives and advisors that the Offers commitment would be a condition to Cnova’s entry into the Reorganization Agreement (on the terms then-being considered).

Consequently, Casino intended the Offers commitment to induce the Cnova transaction committee to enter into the Reorganization Agreement and recommend the approval of the Reorganization to its shareholders, which Casino believes to be in its own best interest as a fellow Cnova shareholder. Casino did not participate in the deliberation process of the Cnova transaction committee nor in the conclusions of the Cnova transaction committee that the Transactions were fair to the unaffiliated Cnova shareholders. Similarly, Casino did not undertake any independent evaluation of the fairness of the Transactions nor hire a financial advisor to act with the interests of unaffiliated Cnova shareholders in mind in consideration and negotiation of the terms of the Offers commitment. Casino did not receive advice from the Cnova transaction committee or its legal or financial advisors regarding substantive or procedural fairness of the proposed Transactions.

Casino’s belief as to the fairness of the Transactions is based on, among other things, the following material factors, each of which, in its view, supports its belief that the Transactions are substantively and procedurally fair to such shareholders and which are not presented in any relative order of importance:

•	the financial terms of the Transactions, including that:
•	the price to be offered by Casino in the Offers implies a premium of 82% over the closing price for Cnova ordinary shares on NASDAQ on April 27, 2016 of $3.03, the trading day immediately prior to first public reports of the potential offer, which we refer to as the “unaffected Cnova share price”;
•	the price to be offered by Casino in the Offers implies a premium of 60% over the closing price for Cnova ordinary shares on NASDAQ on May 11, 2016, the day immediately preceding the announcement of entry into a non-binding memorandum of understanding with respect to the Transactions;
•	the price to be offered by Casino in the Offers implies a premium of 105% over the average closing price for Cnova ordinary shares on NASDAQ on trading days for the 6-month period ended May 11, 2016;
•	the price to be offered by Casino in the Offers implies a premium of 50% over the average closing price for Cnova ordinary shares on NASDAQ on trading days for the 12-month period ended May 11, 2016; and

•	the price to be offered by Casino in the Offers implies a premium of 20% over the average closing price for Cnova ordinary shares on NASDAQ on trading days since November 11, 2014, the first trading day for Cnova ordinary shares on NASDAQ.
•	although the Casino board of directors had not seen the BNP Paribas valuation report at the time the Transactions were being negotiated, the fact that the respective ranges of valuations for Cnova and Cnova Brazil as set forth in the BNP Paribas valuation report—which was provided to the Cnova transaction committee for information purposes only—were consistent with the respective valuations of Cnova and Cnova Brazil that Cnova and Via Varejo ultimately agreed would serve as the economic basis of the Reorganization, as more fully described in the section entitled “Special Factors—Cnova Financial Advisor Materials—Valuation Report of BNP Paribas”;
•	although the Casino board of directors had not seen Eight Advisory’s opinion as to fairness of the Reorganization at the time the Transactions were being negotiated and Casino is not entitled to rely on such opinion as an indication that the Transactions are fair to the unaffiliated Cnova shareholders, the fact that Eight Advisory delivered such an opinion, dated August 8, 2016, to the Cnova transaction committee indicating that the consideration to be received by Cnova in the Reorganization was fair, from a financial point of view to Cnova and the unaffiliated Cnova shareholders, which opinion was based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, as more fully described under “Special Factors—Cnova Financial Advisor Materials—Opinion of Eight Advisory as to Fairness of the Reorganization”;
•	the report delivered to Casino by CACIB and Rothschild with respect to the valuation of Cnova on a stand-alone basis before giving effect to the Reorganization and the valuation of Cnova Brazil and Cnova giving effect to the Reorganization, subject to the assumptions, limitations, qualifications and conditions described therein, as more fully described under “Special Factors—Casino Financial Advisor Materials—Valuation Report of the Casino Financial Advisors”;
•	the report delivered to the Casino board of directors by MMA on May 10, 2016, which stated that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations described in the MMA report, that the analysis and the results presented by the Casino financial advisors in the Casino financial advisors valuation report were consistent with the analysis performed by MMA and that Casino financial advisors’ analysis had been conducted in accordance with the methods upon which MMA has no comments other than those summarized in the MMA report, as more fully described under “Special Factors—Casino Financial Advisor Materials—Report of MMA”;
•	the ability of unaffiliated Cnova shareholders to either elect to retain their interests in Cnova following the completion of the Reorganization or, instead, to tender their Cnova ordinary shares in the Offers and thereby receive a cash payment at an attractive premium;
•	the absence of any conditions to consummation of the Offers once they are commenced, thereby providing an option to the unaffiliated Cnova shareholders to exit their investment at an attractive premium rather than remain a minority shareholder in a quantitatively smaller and qualitatively different Cnova after completion of the Transactions; and
•	Casino’s expectation, in its capacity as an informed shareholder of Cnova, that the Transactions will benefit the future operations of Cnova by, among other things, (i) focusing Cnova on the better performing French market and allowing Cnova to obtain full value for its Brazilian activities, (ii) simplifying Cnova’s governance structure and (iii) enabling Cnova’s management and employees to better execute on Cnova’s future strategic plans.

In addition, Casino considered a number of factors related to the procedural safeguards afforded to the unaffiliated Cnova shareholders by creation of the Cnova transaction committee and the procedures followed by the Cnova transaction committee, each of which, in Casino’s view, supports its belief that the Transactions are procedurally fair to such shareholders and provides further assurance that the Transactions are substantively fair to the unaffiliated Cnova shareholders. Such factors included, among others, the following, which are not presented in any relative order of importance:

•	the creation of a transaction committee of the Cnova board of directors composed of directors not affiliated with Casino, CBD or Via Varejo, and the process followed by the Cnova transaction committee;
•	the fact that the terms of the Reorganization Agreement were extensively reviewed and discussed with the Cnova transaction committee and approved by the Cnova transaction committee prior to execution;
•	the fact that the Cnova transaction committee made its evaluation of the Reorganization Agreement and the Transactions based upon the factors discussed in this supplemental information statement, independent of management and the Casino Parties, and with knowledge of the interests of the Casino Parties in the Transactions;
•	the fact that the Cnova transaction committee met numerous times during the course of negotiations with Via Varejo and Casino, with the support of its own financial and legal advisors, to review the terms of the proposed Transactions and to consider the options reasonably available to Cnova; and
•	the fact that the Cnova transaction committee, consisting of directors unaffiliated with Casino, representing the Cnova board of directors was aware of the existing relationships among Cnova, Via Varejo, CBD and Casino and could take such relationships into account in considering whether to approve the Transactions and recommend them on the contemplated terms, or at all.

Casino also considered a variety of risks and other potentially negative factors concerning the Reorganization Agreement and the Transactions, including the following:

•	the fact that Cnova completed its initial public offering less than three years ago;
•	the fact that Casino and its affiliates control the outcome of the vote of Cnova’s shareholders with respect to the Reorganization and the fact that the Transactions are not structured to require the approval of at least a majority of Cnova’s unaffiliated shareholders;
•	the fact that the price of the Offers is less than the price at which Cnova ordinary shares were initially offered to the public; and
•	the potential loss of multiple expansion from the change in Cnova’s business profile.

In its consideration of the fairness of the Transactions, Casino did not find it practicable to, and did not, appraise the assets of Cnova to determine the liquidation value for unaffiliated Cnova shareholders (i) because of the impracticability of determining a liquidation value given the significant execution risk involved in any breakup, (ii) because Casino considers Cnova to be a viable going concern and (iii) because Cnova will continue to operate a substantial part of its core e-commerce business following the Transactions. Casino did not consider net book value, which is an accounting concept, for purposes of determining the fairness of the Transactions to Cnova’s unaffiliated stockholders because, in Casino’s view, net book value is neither indicative of Cnova’s market value nor its value as a going concern, but rather is an indicator of historical costs, which will be substantially different from actual costs on a going-forward basis following completion of the Transactions. Casino did not seek to establish a pre-Transactions going-concern value for Cnova’s ordinary shares to determine the fairness of the Transactions to the unaffiliated Cnova shareholders because following the Transactions, Cnova will have a different capital structure, cost profile and operating strategy, among other things. However, to the extent that the unaffected Cnova share price represented the per share going concern value of Cnova, the price to be offered by Casino in the Offers implies a premium of approximately 82% to the going concern value of Cnova. In its consideration of the fairness of the Transactions, Casino did not consider the price to be paid by Casino pursuant to the Offers or the value to be received in the Reorganization by Cnova, on the one hand, as compared to the price paid for purchases of Cnova ordinary shares by any of the Filing Parties and their Controlling Affiliates in transactions during the prior two years, on the other hand, because Casino was not aware of any such transactions. Further, Casino was not aware of any firm offer for a merger, sale of all or a substantial part of Cnova’s assets, or a purchase of a controlling amount of Cnova securities having been received by Cnova from anyone in the two years preceding the signing of the Reorganization Agreement.

The foregoing discussion of the information and factors considered by Casino in connection with its evaluation of the fairness to the unaffiliated Cnova shareholders of the Transactions is not intended to be exhaustive but is believed to include all material factors considered. Casino did not find it practicable to assign, nor did it assign, relative weight to the individual factors considered in reaching its conclusions as to fairness. Casino believes that these factors provide a reasonable basis for its belief that the proposed Transactions are fair to the unaffiliated Cnova shareholders. This belief should not, however, be construed as a recommendation to any of Cnova’s shareholders to approve the Transactions or the Reorganization Agreement or to tender her or his shares into the Offers. Casino does not make any recommendation as to how shareholders should vote their shares on the Transactions or the Reorganization Agreement or as to whether they should tender shares into the Offers.

Position of CBD as to Fairness of the Transactions

The rules of the SEC require CBD to express its belief as to the fairness of the Transactions to the unaffiliated shareholders of Cnova. CBD is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The views of CBD should not be construed as a recommendation to any Cnova shareholder regarding whether to vote in favor of the Transactions or tender shares into the Offers.

CBD believes that the Transactions are fair to the unaffiliated Cnova shareholders on the basis of the factors described in the section entitled “Special Factors—Purpose and Reasons of CBD for the Transactions” and the additional factors described below.

CBD was not involved in the negotiation of the terms of the Reorganization Agreement or the Transactions except for the negotiation of its commitment not to tender as memorialized in the CBD support letter and the negotiation of certain undertakings from Casino in exchange for its commitment not to tender its Cnova ordinary shares into the Offers as memorialized in the CBD support letter. After the Cnova transaction committee expressed to Casino that its commitment to launch the Offers upon completion of the Reorganization would be a condition to its recommendation in favor of the Transactions, Casino expressed that a commitment from CBD not to tender its Cnova ordinary shares in the Offers would be a necessary condition for its agreement to launch the Offers in the first instance.

Consequently, CBD formed a special committee of its board of directors, comprised exclusively of directors not affiliated with the Casino Group, for purposes of negotiating its commitment not to tender and certain other related terms of the Casino and CBD Letters that will govern its rights as against Casino as a continuing minority shareholder of Cnova after completion of the Transactions. However, the CBD special committee was not formed to consider the fairness of the Transactions to the unaffiliated Cnova shareholders. Instead, the CBD transaction committee was formed to consider the fairness of the Transactions to its own shareholders that are not affiliated with the Casino Parties, including whether it was in the best interests of CBD and such CBD shareholders to, among other things, agree not to tender its Cnova ordinary shares into the Offers, agree to vote its Cnova ordinary shares in favor of the Reorganization at Cnova’s extraordinary general meeting and enter into certain agreements related to implementing the Reorganization.

CBD’s agreement not to tender was not based on consideration of the fairness of the Transactions to Cnova’s unaffiliated shareholders. Rather, CBD intended its commitment not to tender to induce Casino to make the Offers commitment, thereby inducing Cnova and Via Varejo to enter into the Reorganization, which CBD believes to be in its own best interests as a Cnova and Via Varejo shareholder, as well as the best interests of its own shareholders that are not affiliated with the Casino Parties. Said differently, CBD did not negotiate the terms of its agreement not to tender into the Offers with the goal of obtaining terms that were fair to the unaffiliated Cnova shareholders. CBD did not participate in the deliberation process of the Cnova transaction committee nor in the conclusions of the Cnova transaction committee that the Transactions were fair to the unaffiliated Cnova shareholders. Similarly, CBD did not undertake any independent evaluation of the fairness of the Transactions nor hire a financial advisor to make such an evaluation. CBD did not receive advice from the Cnova transaction committee or its legal or financial advisors regarding substantive or procedural fairness of the proposed Transactions.

CBD’s belief as to the fairness of the Transactions to the unaffiliated Cnova shareholders is based on, among other things, the same material factors and considerations outlined in bullet point format in the section entitled “Special Factors—Position of Casino as to Fairness of the Transactions” and such material factors and considerations are incorporated herein by reference. CBD expressly adopts the discussion and analysis of such material factors and consideration as its own.

In its consideration of the fairness of the Transactions, CBD did not find it practicable to, and did not, appraise the assets of Cnova to determine the liquidation value for unaffiliated Cnova shareholders (i) because of the impracticability of determining a liquidation value given the significant execution risk involved in any breakup, (ii) because CBD considers Cnova to be a viable going concern and (iii) because Cnova will continue to operate a substantial part of its core e-commerce business following the Transactions. CBD did not consider net book value, which is an accounting concept, for purposes of determining the fairness of the Transactions to Cnova’s unaffiliated stockholders because, in CBD’s view, net book value is neither indicative of Cnova’s market value nor its value as a going concern, but rather is an indicator of historical costs, which will be substantially different from actual costs on a going-forward basis following completion of the Transactions. CBD did not seek to establish a pre-Transactions going concern value for Cnova’s ordinary shares to determine the fairness of the Transactions to the unaffiliated Cnova shareholders because following the Transactions, Cnova will have a different capital structure, cost profile and operating strategy, among other things. However, to the extent that the unaffected Cnova share price represented the per share going concern value of Cnova, the price to be offered by Casino in the Offers implies a premium of approximately 82% to the going concern value of Cnova. In its consideration of the fairness of the Transactions, CBD did not consider the price to be paid by Casino pursuant to the Offers or the value to be received in the Reorganization by Cnova, on the one hand, as compared to the price paid for purchases of Cnova ordinary shares by any of the Filing Parties and their Controlling Affiliates in transactions during the prior two years, on the other hand, because CBD was not aware of any such transactions. Further, CBD was not aware of any firm offer for a merger, sale of all or a substantial part of Cnova’s assets, or a purchase of a controlling amount of Cnova securities having been received by Cnova from anyone in the two years preceding the signing of the Reorganization Agreement.

The foregoing discussion of the information and factors considered by CBD in connection with its evaluation of the fairness to the unaffiliated Cnova shareholders of the Transactions is not intended to be exhaustive but is believed to include all material factors considered. CBD did not find it practicable to assign, nor did it assign, relative weight to the individual factors considered in reaching its conclusions as to fairness. CBD believes that these factors provide a reasonable basis for its belief that the proposed Transactions are fair to the unaffiliated Cnova shareholders. This belief should not, however, be construed as a recommendation to any of Cnova’s shareholders to approve the Transactions or the Reorganization Agreement or to tender her or his shares into the Offers. CBD does not make any recommendation as to how shareholders should vote their shares on the Transactions or Reorganization Agreement or as to whether they should tender into the Offers.

Position of Via Varejo as to Fairness of the Reorganization

The rules of the SEC require Via Varejo to express its belief as to the fairness of the Transactions to the unaffiliated Cnova shareholders. Via Varejo is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The views of Via Varejo should not be construed as a recommendation to any Cnova shareholder regarding whether to vote in favor of the Transactions or tender her or his shares into the Offers.

Via Varejo believes that the Reorganization is both substantively and procedurally fair to unaffiliated Cnova shareholders. Via Varejo, however, did not perform, or engage a financial advisor to perform, an analysis targeted at assessing the fairness of the Transactions to the unaffiliated Cnova shareholders. However, Via Varejo considered the financial analyses of Santander, its financial advisor, among other factors considered, in the course of its evaluation of the Reorganization.

Although Via Varejo did not undertake any independent evaluation of the fairness of the Transactions to the unaffiliated Cnova shareholders nor participate in the deliberation processes of the Cnova Transaction Committee in relation to the Transactions, Via Varejo finds persuasive the conclusions of the Cnova Transaction Committee as to the substantive and procedural fairness of the Transactions to the unaffiliated Cnova shareholders based on, among other things, the same material factors and considerations outlined in bullet point format in the section entitled “Special Factors—Position of Casino as to Fairness of the Transactions” (except for the bullet points related to the reports by CACIB, Rothschild and MMA) and the additional factors described below. Via Varejo expressly adopts the discussion and analysis of such specified material factors and considerations of Casino as its own and such specified material factors and considerations are incorporated by reference herein.

Via Varejo attempted to negotiate the Reorganization Agreement on terms that would be most favorable to Via Varejo and its shareholders and obtaining terms that were fair to Cnova and its shareholders was not a goal of Via Varejo or the Via Varejo special committee, as with any counterparty in arms-length bargaining. Via Varejo did not participate in the deliberation process of the Cnova transaction committee and also did not participate in the conclusions of the Cnova transaction committee that the Transactions are fair to the unaffiliated Cnova shareholders. Via Varejo did not undertake any independent evaluation of the fairness of the Transactions to the unaffiliated Cnova shareholders nor did it engage a financial advisor for these purposes. Via Varejo did not receive any advice from the Cnova transaction committee or its legal and financial advisors as to the substantive or procedural fairness of the Transactions.

In its evaluation of the Reorganization, Via Varejo did not find it practicable to, and did not, appraise the assets of Cnova to determine the liquidation value for unaffiliated Cnova shareholders because Via Varejo will have no continuing interests in Cnova following completion of the Reorganization. Similarly, Via Varejo did not consider net book value, which is an accounting concept, for purposes of determining the fairness of the Reorganization to Cnova’s unaffiliated shareholders because Via Varejo will have no continuing interest in Cnova following completion of the Reorganization. While Via Varejo considered the pre-Transaction going concern value of its Cnova ordinary shares in connection with its valuation of Cnova Brazil, it did not do so with an eye towards determining the fairness of the Transactions to the unaffiliated Cnova shareholders. Instead, such analysis was conducted only as part of a broader financial analysis of the Reorganization aimed at assuring that the benefits of the Reorganization to Via Varejo and its shareholders, as well as the consideration received by Via Varejo in the Reorganization, were in the best interests of and fair to Via Varejo and its shareholders. This analysis was necessarily comparative of the consideration to be given by Via Varejo to Cnova in connection with the Reorganization and, thus, is not indicative of whether the Reorganization is fair to Cnova and its unaffiliated shareholders. However, to the extent that the unaffected Cnova share price represented the per share going concern value of Cnova, the price to be offered by Casino in the Offers implies a premium of approximately 82% to the going concern value of Cnova. In its evaluation of the Reorganization, Via Varejo did not consider the price to be paid by Casino pursuant to the Offers or the value to be received in the Reorganization by Cnova, on the one hand, as compared to the price paid for purchases of Cnova ordinary shares by any of the Filing Parties and their Controlling Affiliates in transactions during the prior two years, on the other hand, because Via Varejo was not aware of any such transactions. Further, Via Varejo was not aware of any firm offer for a merger, sale of all or a substantial part of Cnova’s assets, or a purchase of a controlling amount of Cnova securities having been received by Cnova from anyone in the two years preceding the signing of the Reorganization Agreement.

The foregoing discussion of the information and factors considered by Via Varejo in connection with its evaluation of the Reorganization is not intended to be exhaustive but is believed to include all material factors considered. Via Varejo did not find it practicable to assign, nor did it assign, relative weight to the individual factors considered in reaching its conclusions as to fairness. Via Varejo believes that the factors described above provide a reasonable basis for its belief that the Reorganization is fair to the unaffiliated Cnova shareholders. This belief should not, however, be construed as a recommendation to any of Cnova’s shareholders to approve the Transactions or the Reorganization Agreement or to tender her or his shares into the Offers. Via Varejo does not make any recommendation as to how shareholders should vote their shares on the Transactions or Reorganization Agreement or as to whether they should tender into the Offers.

Certain Cnova Unaudited Financial Projections

Cnova does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year given the unpredictability of underlying assumptions and estimates. However, Cnova’s management created internal non-public three-year financial forecasts, from 2016 to 2018, regarding Cnova’s anticipated future operations (which we refer to as the “Cnova business plan”), which were approved by Cnova's board of directors in February 2016 and, with respect to Cnova Brazil's financial projections, amended in July 2016 and approved by the Cnova board of directors, and were given to the Cnova transaction committee in connection with its evaluation of the Transactions and to BNP Paribas and Eight Advisory for their use and reliance in connection with their respective financial analyses and reports as described in the section entitled “Special Factors—Cnova Financial Advisor Materials.” Additionally, based on a third party strategic advisor analysis Cnova management provided estimated transaction synergies to the Cnova transaction committee, BNP Paribas and Eight Advisory for the aforementioned purposes as well, which we refer to as the “Cnova estimated synergies.” We collectively refer to the Cnova business plan and the Cnova estimated transaction synergies as the “projections.” Additionally, the projections were provided to the Via Varejo special committee during the course of its due diligence in connection with the Reorganization and to Santander for its use and reliance in connection with its financial analyses and report. The projections also were provided to Casino, the Casino Financial Advisors and MMA, as well as to CBD and its advisors, for purposes of evaluating the Reorganization, specifically in connection with the Casino Undertakings Letter, Casino-CBD commitment letter and CBD support letter, as applicable.

The projections were prepared by and are the responsibility of Cnova’s management. The projections were not prepared with a view toward public disclosure but rather for the purpose of evaluating the Reorganization. Accordingly, the projections do not comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, U.S. Generally Accepted Accounting Principles, the guidelines established by the International Financial Reporting Standards Board or International Financial Reporting Standards. Ernst & Young Audit, Cnova’s independent registered public accounting firm, has not audited, reviewed, compiled or performed any procedures with respect to the projections and does not express an opinion or any form of assurance related to the projections. Cnova included a summary of the projections in this section of the supplemental information statement for the benefit of its shareholders because Cnova provided such non-public information to its board of directors and financial advisors, Via Varejo and its financial advisors, CBD and its advisors and Casino and the Casino Financial Advisors. However, the summary of the projections included in this supplemental information statement is not intended to influence a Cnova shareholder’s decision of whether to vote its shares in favor of approval of the Reorganization and Reorganization Agreement.

The projections were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of Cnova. Additionally, the projections are inherently forward looking and span multiple years. Consequently, the projections, as with all forward-looking information, become subject to greater unpredictability and uncertainty with each successive year, particularly in the eCommerce industry, which offers low visibility. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict or estimate and most of which are beyond Cnova’s control. The projections also reflect assumptions regarding the continuing nature of certain business decisions that, in reality, would be subject to change. Important factors that may affect actual results or the achievability of the projections include, but are not limited to, failure to implement Cnova’s business strategy; failure to capitalize on Cnova’s expected market opportunities; regulatory developments in key markets for Cnova’s operations products; failure to protect Cnova’s intellectual property; decreased demand for Cnova’s services or the products it sells; product liability claims exposure; failure to otherwise comply with laws and regulations; changes in general economic and business conditions, including those in Brazil; changes in currency exchange rates and interest rates; and other risks and uncertainties described in Cnova’s annual report on Form 20-F for the fiscal year ended December 31, 2015 filed with the SEC on July 22, 2016 and subsequent reports on Form 6-K. In addition, the realization of the results contemplated by the projections may be affected by Cnova’s ability to achieve strategic goals, objectives and targets over the applicable period. This information constitutes “forward-looking statements” and actual results may differ materially and adversely from those projected. See “Cautionary Statement Regarding Forward-Looking Statements.”

Accordingly, there can be no assurance that the projections will be realized and actual results may vary materially from those projected. The inclusion of a summary of the projections in this supplemental information statement should not be regarded as an indication that Cnova or any of its affiliates, officers, directors, advisors or other representatives considered or consider the projections to be necessarily predictive of actual future events or results of Cnova’s operations, and, consequently, the projections should not be relied on in such a manner. Neither Cnova, Via Varejo nor any of their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from the projections, and neither Cnova, Via Varejo, nor any of their respective affiliates undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing or developments and events occurring after the date of the projections or that may occur in the future, even in the event that any or all of the assumptions underlying the projections are shown to be in error (even in the near term). Cnova does not intend to make available publicly any update or other revision to the projections, except as otherwise required by law. None of Cnova nor any of its affiliates, officers, directors, advisors or other representatives has made or makes any representation to any Cnova shareholder or other person regarding the ultimate performance of Cnova compared to the information contained in the projections or that the projections will be achieved. Cnova has not made any representations to Via Varejo, CBD, Casino or any of their respective financial advisors in the Reorganization Agreement or otherwise, concerning the projections.

In light of the foregoing factors and the uncertainties inherent in the projections, Cnova’s shareholders are cautioned not to place undue, if any, reliance on the information presented in the summary of the projections.

Summary of Cnova Projections

Summary of Cnova Business Plan

Key assumptions underlying the Cnova Business Plan include, with respect to Cnova Brazil:

•	significant improvement in the macroeconomic environment in Brazil in 2017 (consistent with International Monetary Fund forecasts), including consumer consumption;
•	a reduction in customer claims and logistics costs as a percentage of net sales, resulting from improved customer delivery time and inventory management;
•	an increasing share of marketplace gross merchandise volume, reaching 27% of total gross merchandise volume in 2018;
•	a decrease in marketing costs and an increase in spending on technology and content and in payment costs, in each case as a percentage of net sales; and
•	stable capital expenditures as a percentage of net sales.

Key assumptions with respect to Cdiscount France include the following:

•	continued growth in market share, reaching 43% of total gross merchandise volume by 2018;
•	gross margin improvement of more than 100 basis points by 2018 excluding marketplace sales;
•	a moderate increase in selling, general and administrative expenses as a percentage of net sales, mainly driven by rising technology and payment costs; and
•	stable capital expenditures as a percentage of net sales.
	Cdiscount France			Cdiscount France(4)
	2016E	2017E	2018E	2016E	2017E	2018E
	(in € millions; all amounts are approximations)			(US$ equivalent in millions)
Gross Merchandise Volume	3,077	3,471	3,992	3,395	3,830	4,405
Net Sales	1,818	1,968	2,133	2,006	2,172	2,354
Operating EBITDA(1)	30	63	102	33	70	113
Depreciation and Amortization	(24)	(29)	(30)	(26)	(32)	(33)
Capex(2)	(41)	(46)	(50)	(45)	(51)	(55)
Free Cash Flow(3)	21	31	72	23	34	79
	Cnova Brazil			Cnova Brazil(5)
	2016E	2017E	2018E	2016E	2017E	2018E
	(in R$ millions; all amounts are approximations)			(US$ equivalent in millions)
Gross Merchandise Volume	7,343	10,064	12,827	2,239	3,068	3,910
Net Sales	4,920	6,287	7,773	1,500	1,917	2,370
Operating EBITDA(1)	(369)	121	372	(112)	37	113
Depreciation and Amortization	(67)	(56)	(61)	(20)	(17)	(19)
Capex(2)	(90)	(112)	(135)	(27)	(34)	(41)
Free Cash Flow(3)	(1,510)	(118)	57	(460)	(36)	17
Note:	Cnova Holding costs and Cdiscount remaining international operations are not presented here.
(1)	Defined as net earnings before interest expense, income taxes, depreciation, amortization and certain non-recurring income and expenses. For purposes of the balancing payment adjustment described in the Reorganization Agreement, Cnova also projected Cnova Brazil’s monthly EBITDA for 2H 2016: July-16 (R$61); Aug-16 (R$34); Sept-16 (R$19); Oct-16 (R$4); Nov-16 (R$15); and Dec-16 R$5.

(2)	Defined as capital expenditures (purchase of property and equipment and intangible assets).
(3)	Defined as net cash from/(used in) operating activities as presented in our cash flow statement less capital expenditures (purchase of property and equipment and intangible assets) and less factoring costs. For purposes of the balancing payment adjustment described in the Reorganization Agreement, Cnova also projected Cnova Brazil’s monthly free cash flows, defined as EBITDA minus restructuring charges, taxes paid, net financial expense and capex, for 2H 2016 (in millions): July-16 (R$123); Aug-16 (R$99); Sept-16 (R$68); Oct-16 (R$53); Nov-16 (R$44); and Dec-16 (R$56).
(4)	Equivalent in US$ calculated based on exchange rate of 1.1035 dollars per euro as of 5:00 p.m. Eastern Standard Time on July 15, 2016, the closest trading day to July 16, 2016, the date of the Cnova business plan.
(5)	Equivalent in US$ calculated based on exchange rate of 3.2802 Brazilian real per dollar as of 5:00 p.m. Eastern Standard Time on July 15, 2016, the closest trading day to July 16, 2016, the date of the Cnova business plan.

Summary of Cnova Estimated Synergies

The Cnova estimated synergies, which were determined with the assistance of a third-party strategic advisor, reflect an estimate of all synergies between Via Varejo and Cnova Brazil that are achievable within three years following consummation of the Reorganization. The Cnova estimated synergies reflect both potential cost decreases resulting from integration and consolidation of operations and sales increases resulting from the implementation of a full omnichannel strategy.

Estimated cost synergies consist primarily of:

•	estimated logistic integration synergies;
•	estimated decreased costs relating to ordinary course claims by Cnova customers in Brazil, primarily related to defaults in delivery and product warranty claims; and
•	estimated headquarter rationalization synergies.

Estimated cost synergies also include estimated de-synergies in connection with the Reorganization stemming from, among other things, the separation of Brazilian and French e-commerce operations.

Estimated sales synergies primarily consist of estimates of the effects of:

•	the growth of Cnova Brazil sales in Via Varejo’s stores (with the introduction of kiosks) and growth of in-store delivery for internet purchases;
•	inventory pooling between Cnova Brazil and Via Varejo for stock-keeping units (or SKUs) already stored in the same warehouses, reducing the amount of products that are out of stock; and
•	unification of online and offline advertising strategies.
	2016E	2017E	2018E	2016E	2017E	2018E
	(in R$ millions; all amounts are approximations)			(US$ equivalent in millions)(4)
Estimated Cost Synergies(1)	46	113	142	14	33	42
Estimated Sales Synergies(2)	14	38	62	4	11	18
Estimated Total Synergies(3)	60	151	204	18	45	60
Synergies Ramp	29%	74%	100%	29%	74%	100%
(1)	Represents estimated cost decreases resulting from integration and consolidation of operations, primarily consisting of (i) estimated logistic integration synergies, (ii) estimated decreased customer claims costs; and (iii) estimated headquarter rationalization synergies. Estimated cost synergies amounts also include estimated de-synergies in connection with the Reorganization stemming from, among other things, the separation of Brazilian and French e-commerce operations.
(2)	Represents estimated sales increases resulting from, among other things, omnichannel strategy implementation.
(3)	Represent cumulative estimated synergies per year.
(4)	Equivalent in US$ calculated based on exchange rate of 3.3777 Brazilian real per dollar as of 5:00 p.m. Eastern Standard Time on June 22, 2016, the date on which Cnova management prepared the Cnova Estimated Synergies.

Cnova Financial Advisor Materials

Opinion of Eight Advisory as to Fairness of the Reorganization

The following describes the material information included in reports, opinions, appraisals or other similar documents, which we collectively refer to as “financial advisor materials,” that are materially related to the Transactions and that were provided by Eight Advisory to the Cnova transaction committee. The summaries are qualified in their entirety by reference to the relevant financial advisor materials which is included as Exhibit (c)(1) to the Transaction Statement and incorporated herein by reference. Such descriptions do not purport to be complete. Cnova shareholders are encouraged to read carefully the relevant financial advisor materials in their entirety before making any decisions.

Eight Advisory has delivered to the Cnova transaction committee a valuation report including its opinion that, as of August 8, 2016 and based upon, and subject to, the factors and assumptions set forth therein, the consideration to be received by Cnova pursuant to the Reorganization Agreement was fair, from a financial point of view, to Cnova and to the unaffiliated Cnova shareholders.

A copy of Eight Advisory’s valuation report, dated August 8, 2016 (which is referred to as the “August 8 final valuation report”), which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of review undertaken in connection with the opinion, has been filed with the SEC as Exhibit (c)(1) to the Transaction Statement, and is incorporated herein by reference. Eight Advisory provided its opinion for the information and assistance of the Cnova transaction committee in connection with its consideration of the transactions contemplated by the Reorganization Agreement. The Eight Advisory opinion did not constitute a recommendation as to whether the Cnova transaction committee, representing the full Cnova board of directors, should authorize or approve the transactions contemplated by the Reorganization Agreement or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Eight Advisory reviewed or relied upon, among other things:

•	the Reorganization Agreement; Annual Reports on Form 20-F of Cnova for the fiscal years ended December 31, 2014 and December 31, 2015;
•	half-year financial statements for Cnova and its subsidiaries for the six months ended June 30, 2016;
•	certain historical financial information for Cnova and its subsidiaries and the industries in which they operate;
•	the BNP valuation report; and
•	the Cnova business plan and Cnova estimated synergies, each as provided by Cnova management and which comprise the projections, as discussed in the section entitled “Special Factors—Certain Cnova Unaudited Financial Projections.”

Eight Advisory also held discussions with members of the senior management of Cnova regarding their assessment of the past and current business operations, financial condition and future prospects of Cnova and its subsidiaries; reviewed the reported price and trading activity for Cnova ordinary shares; compared certain financial and stock market information for Cnova with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the ecommerce industry and in other industries; and performed such other studies and analyses (including review of certain publicly available market studies and broker reports), and considered such other factors, as Eight Advisory deemed appropriate.

For purposes of rendering the opinion described above, Eight Advisory, with the consent of Cnova, relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Eight Advisory and it does not assume any responsibility for any such information. In that regard, Eight Advisory assumed with the consent of Cnova that the financial projections were reasonably prepared on a basis reflecting the best then-currently available estimates and judgments of the management of Cnova. Eight Advisory did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Cnova or any of its subsidiaries. Eight Advisory assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction contemplated by the Reorganization Agreement will be obtained without any adverse effect on the expected benefits of the transaction in any way meaningful to its analysis. Eight Advisory also assumed that the Reorganization will be consummated on the terms set forth in the Reorganization Agreement, without the waiver or modification of any term or condition the effect of which would be material to its analysis.

Eight Advisory’s opinion does not address the underlying business decision of Cnova to engage in the transactions contemplated by the Reorganization Agreement or the relative merits of the Reorganization as compared to any strategic alternatives that may be available to Cnova, nor does it address any legal, regulatory, tax or accounting matters. Eight Advisory’s opinion addresses only the fairness, from a financial point of view, to Cnova and to the unaffiliated Cnova shareholders, as of the date of its opinion and based upon, and subject to, the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of review undertaken by Eight Advisory, of consideration to be received by Cnova pursuant to the Reorganization Agreement. Eight Advisory did not express any view on, and its opinion does not address, any other term or aspect of the Reorganization Agreement or any term or aspect of any other agreement or instrument contemplated by the Reorganization Agreement or entered into or amended in connection with the Reorganization, including the fairness of the Reorganization to, or any consideration received in connection therewith by, any affiliated shareholders, creditors or other constituencies of Cnova, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Cnova or its subsidiaries. Eight Advisory did not express any opinion as to the impact of the transactions contemplated by the Reorganization Agreement on the solvency or viability of Cnova or its subsidiaries, or the ability of Cnova or its subsidiaries to pay their respective obligations when they come due. Eight Advisory’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Eight Advisory as of, the date of its opinion, and Eight Advisory assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Eight Advisory’s opinion was provided for the information and assistance of the Cnova transaction committee in connection with its consideration of the Reorganization Agreement and such opinion does not constitute a recommendation as to whether the Cnova transaction committee, representing the full Cnova board of directors, should authorize or approve the transactions contemplated by the Reorganization Agreement or any other matter.

The following is a summary of the material financial analyses contained in the August 8 final valuation report, dated August 8, 2016, delivered by Eight Advisory to the Cnova transaction committee in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Eight Advisory, nor does the order of analyses described represent relative importance or weight given to those analyses by Eight Advisory. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Eight Advisory’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before July 19, 2016, and is not necessarily indicative of current market conditions.

Valuation Approaches

Because of the heterogeneous profiles of risk and reward of Cnova and its subsidiaries, Cnova Brazil and Cdiscount, which Eight Advisory refers to for purposes of its analyses as the Cnova Group, Eight Advisory used a “sum-of-the-parts” valuation approach. The sum-of-the-parts approach indicates the equity value of a company by adding the company’s assets and deducting its liabilities. The fair market values of assets may be estimated according to the methods presented below.

Eight Advisory applied a multi-criteria valuation approach, based on the generally accepted valuation methods:

•	the income approach (discounted cash flows), retained as a primary approach, which indicates the enterprise value of a business based on the present value of the cash flows that the business can be expected to generate in the future. Such cash flows are discounted at a discount rate which reflects the time value of money and the risks associated with the cash flows. This approach relies on financial forecasts provided by Cnova management;

•	the market approach retained as a secondary approach for consistency purposes, which indicates the value of a business based on a comparison with comparable firms in similar lines of business that are publicly traded or which are part of a public or private transaction. This approach can be estimated through the trading multiples method and the market transaction method;
•	the analysis of historical share prices and liquidity and recent transactions affecting a company’s capital, retained as valuation references.

For each company in the Cnova Group, Eight Advisory applied these methods, as presented below:

Valuation Method	Cdiscount	Cnova Brazil	Holding(1)	Cnova
1. Primary Approach

DCF method (Income Approach)	✓	✓	✓	n.a. (Sum-of-the-Parts based on DCF)
2. Secondary Approach

Trading multiples method (Market Approach)	✓ (for consistency purposes)	✓ (for consistency purposes)	n.a. (central costs)	n.a. (Sum-of-the-Parts based on trading multiples)
3. Valuation References

Share price (Market Approach)	n.a. (not listed)	n.a. (not listed)	n.a. (not listed)	✗

Analysts target prices (Market Approach)	n.a. (not listed)	n.a. (not listed)	n.a. (not listed)	✗
(1)	“Holding” refers to the holding costs of Cnova as a result of Cnova’s ownership of Cnova Brazil and Cdiscount.

Discounted Cash Flow Analysis

The discounted cash flow, or “DCF,” analysis was used as a primary approach. A DCF analysis is a method used to estimate the enterprise value, or “EV,” of an activity or business. It relies upon the principle that the value of a business is dependent upon the future economic benefits it can generate. It is therefore based on estimates of unlevered free cash flows that will be generated by the business over a certain discrete projection period. These future cash flows are further discounted to their “present value” which refers to their value as of the valuation date. The discount rate to be retained as part of this analysis, referred to as the weighted average cost of capital or “WACC,” accounts for the time value of money, the risks associated to the cash flows, the opportunity cost of capital as well as other appropriate factors, such as macro-economic conditions.

A terminal value is also calculated. This terminal value refers to the capitalized value of all cash flows following the final year of the forecasts period. The terminal value is then added to the sum of the discounted cash flows to obtain the EV of the business.

Eight Advisory calculated the unlevered free cash flows that each subsidiary of Cnova, Cdiscount and Cnova Brazil (including holding costs and international operations), is expected to generate during fiscal years 2016 to 2023. These calculations for the fiscal years 2016 through 2018 were based on the Cnova business plan. Eight Advisory prepared an extrapolation of these financial projections for subsequent years based notably on discussions with Cnova management. Eight Advisory also calculated a range of terminal cash flow values at the end of the projection period by applying for Cdiscount a two-stage growth rate from 6.3% (at the end of the projections) to 2.25% (the perpetual growth rate) over a three-year period, and by applying for Cnova Brazil a two-stage growth rate from 14.1% (at the end of the projections) to 5.5% (the perpetual growth rate) over a three-year period. The perpetual growth rates were selected on a combination of macroeconomics factors, such as general industry trends and expected inflation rates, and the professional judgment of Eight Advisory. The unlevered free cash flows and the range of terminal cash flow values were then discounted to present values using a range of discount rates from 7.25% to 8.25% for Cdiscount and using a range of discount rates from 16.5% to 17.5% for Cnova Brazil, which were determined by Eight Advisory upon an analysis of the WACC of each company. The present value of the unlevered free cash flows and the range of terminal cash flow values were then adjusted by subtracting total debt outstanding as of June 30, 2016, adding total cash and cash equivalents, and after taking into account the working capital seasonality adjustment and the value of net tax operating losses. Based on these assumptions, the discounted cash flow analysis indicated a range of per share values between US$2.92 and US$3.70 for Cdiscount, between US$0.68 and US$0.90 for Cnova Brazil and of US$0.04 for Cnova holding costs and the intercompany debt contribution, implying a range of per shares values for Cnova between US$3.63 and US$4.63.

Public Trading Multiple Analysis

Public trading multiples were used as a secondary approach for consistency purposes. This method indicates the value of a company based on a comparison with public firms which Eight Advisory judged to have comparable operations. Eight Advisory defined two samples of publicly traded companies: one for Cdiscount (the French subsidiary) and another one for Cnova Brazil (the Brazilian subsidiary).

Cdiscount’s publicly traded companies sample was composed of:

•	Amazon.com, Inc.
•	AO.com (AO Retail Limited)
•	Ocado Group plc
•	Qliro Group AB

Cnova Brazil’s publicly traded companies sample was composed of:

•	Amazon.com, Inc.
•	B2W Companhia Digital
•	JD.com, Inc.
•	Vipshop Holdings Ltd.

These companies were selected, among other reasons, because they represent the main publicly traded peers in the e-commerce industry with operations and businesses that, for purpose of Eight Advisory’s analysis, may be considered similar to that of Cdiscount and Cnova Brazil. However, none of the selected companies reviewed is directly comparable to Cdiscount or Cnova Brazil given their specific risk and earnings profiles, limiting the accuracy of this valuation method. Accordingly, the analysis of the results of the following calculations cannot be limited to their quantitative aspects. Complex consideration and judgements on the differences in the financial, operating and other characteristics between the selected companies and Cdiscount or Nova Brazil, which can affect the public trading multiples of the selected companies and the value of Cnova.

In all instances, multiples were based on one month average prices on closing date as of July 19, 2016. For each of the following analyses performed by Eight Advisory, estimated financial data for the selected companies were based on their filings with relevant stock exchanges as well as brokers’ reports available on the Thomson Research database.

In conducting its analyses, Eight Advisory reviewed the selected companies’ multiples based on (i) the ratio of EV to estimated revenue for calendar years 2015, 2016, 2017 and 2018, using (ii) two statistical regressions analysis: one regression between the EV-to-revenues ratio and the level of the normative earnings before interest, taxes, depreciation and amortization, or EBITDA, taking into account normative factoring costs, and another regression between the EV-to-revenues ratio and the level of the adjusted normative EBITDA, taking into account normative factoring costs and capital expenditures.

Eight Advisory also estimated the value of Cdiscount and Cnova Brazil based on the EV/revenues multiples of their respective best peer. AO.com (AO Retail Limited) was considered by Eight Advisory as the best peer of Cdiscount and B2W was considered the best peer of Cnova Brazil.

Based on the above analyses, two ranges of Cdiscount equity values were obtained: the first range relied on the average values resulting from the statistical regressions analysis, and the second range relied on the values resulting from the AO.com (AO Retail Limited) fiscal year 2015 and fiscal year 2018 multiples.

Cdiscount	FY15	FY16	FY17	FY18
EV/Sales multiple (regression to normative EBITDA(1))	0.67x	0.45x	0.42x	0.41x
EV/Sales multiple (regression to adj. normative EBITDA(2))	1.10x	0.80x	0.54x	0.49x
EV/Sales best peer multiple (AO)	1.02x	0.83x	0.67x	0.53x
(1)	Normalized EBITDA is defined as EBITDA minus normalized factoring costs.
(2)	Adjusted normalized EBITDA is defined as EBITDA minus normalized factoring costs minus Capex.

Based on the above analyses, two ranges of Cnova Brazil equity values were obtained: the first range relied on the average values resulting from the statistical regressions analysis, and the second range relied on the values resulting from the application of B2W fiscal year 2016 and fiscal year 2018 multiples.

Cnova Brazil	FY15	FY16	FY17	FY18
EV/Sales multiple (regression to normative EBITDA(1))	n.a.	n.a.	0.15x	0.31x
EV/Sales multiple (regression to adj. normative EBITDA(2))	n.a.	n.a.	0.31x	0.45x
EV/Sales best peer multiple (B2W)	0.44x	0.40x	0.37x	0.34x
(1)	Normalized EBITDA is defined as EBITDA minus normalized factoring costs.
(2)	Adjusted normalized EBITDA is defined as EBITDA minus normalized factoring costs minus Capex.

Based on the above analyses, the equity value per share attributable to Cdiscount ranged between US$1.90 and US$4.01, those attributable to Cnova Brazil ranged between US$0.15 and US$0.88, and those attributable to Cnova holding costs and intercompany debt represented US$0.04. As a whole, Cnova’s per share values ranged between US$2.09 and US$4.89.

Other Analyses

Eight Advisory also noted the historical stock prices of Cnova, which were not selected as a valuation methodology, but as a valuation reference.

After the formation of Cnova in July 2014 through the combination of the activities of Cdiscount and Cnova Brazil, Cnova completed an initial public offering of its shares on the Nasdaq Stock Market in November 2014 at an offering price of US$7.00 per share. Since Cnova’s initial public offering, Cnova’s share price has decreased significantly due to, among other factors, the recession in Brazil (4% GDP decrease in 2015), which impacted Cnova Brazil as well as the share prices of other Brazilian e-commerce and brick-and -mortar peers. Significant business challenges affected Cnova Brazil during 2015 and 2016, including poor operating performance and an internal investigation, leading to a €123 million net loss over the second quarter of 2016. Cnova’s share price was US$2.93 as of April 12, 2016, the date of the first brokers’ analysis on a possible reorganization transaction.

Because of the complementary nature of the activities of Cnova Brazil and Via Varejo, Eight Advisory also estimated the present value of the Cnova estimated synergies.

Analysis of the Fairness of the Reorganization to Cnova and the Unaffiliated Cnova Shareholders from a Financial Point of View

Before synergies, Eight Advisory estimated equity value ranges (based on the DCF approach discussed in the section entitled “—Discounted Cash Flows Analysis” above) for:

•	Cdiscount to be between US$1,287 million and US$1,633 million, with a central value of US$1,444 million; and
•	Cnova Brazil to be between US$298 million and US$395 million, with a central value of US$344 million (such central value, the “Cnova Brazil stand-alone central value”).

Additionally, Eight Advisory estimated the equity value of Cnova’s holding costs and intercompany debt at US$15 million. Based on the estimated equity valuation ranges for Cdiscount and Cnova Brazil, and the equity value of estimated Cnova holding costs, Eight Advisory estimated Cnova’s equity value to be between US$1,600 million and US$2,043 million, with a central value of US$1,803 million (such central value, the “Cnova stand-alone central value”).

The valuations set forth in the Reorganization Agreement are based on the principle that (a) the sum of (i) the value of Via Varejo’s 21.9% interest in Cnova plus (ii) the balancing payment plus (iii) the amount to be paid by Cnova Brazil to Cnova in repayment of the Cnova Brazil Shareholder Loan (valued at approximately R$511.0 million as of July 31, 2016, which is referred to as the “shareholder loan repayment amount”) is equal to (b) the sum of (i) 100% of the equity value of Cnova Brazil plus (ii) the shareholder loan repayment amount. Based on this principle, the parties to the Reorganization Agreement ultimately agreed for purposes of the Reorganization Agreement that (x) Cdiscount’s equity value is approximately US$1,718 million (including holding costs), (y) Cnova Brazil’s equity value is approximately US$489 million and (z) Cnova’s equity value (calculated as the sum of (x) plus (y)) is US$2,206 million.

Based on the Cnova stand-alone central value of US$1,803 million, the Cnova Brazil stand-alone central value of US$344 million, the shareholder loan repayment amount of US$153 million and the estimated balancing payment of US$5 million as contemplated by the Reorganization Agreement, the economic principles set forth in the Reorganization Agreement imply a premium of US$56 million, representing:

•	a 16% premium over Cnova Brazil’s stand-alone central value as estimated by Eight Advisory; or
•	29% of the potential net synergies for Cnova Brazil (as estimated by Eight Advisory based on adjustments to the Cnova estimated synergies) that could be generated by the Reorganization and attributed to Cnova’s shareholders.

Eight Advisory accordingly concluded that the financial terms of the Reorganization Agreement provide Cnova with an implied premium as compared to the Cnova Brazil stand-alone central value, and represent a significant portion of Cnova Brazil’s potential future synergies.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Eight Advisory’s opinion. In arriving at its fairness determination, Eight Advisory considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Eight Advisory made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Cnova or the transactions contemplated by the Reorganization Agreement.

The analyses prepared by Eight Advisory do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Cnova, Eight Advisory or any other person assumes responsibility if future results are materially different from those forecast.

The transaction consideration was determined through negotiations between Cnova and Via Varejo and was approved by the Cnova transaction committee, acting with the authority of the full Cnova board of directors. Eight Advisory provided its report and opinion regarding valuation to the Cnova transaction committee during these negotiations. Eight Advisory did not, however, recommend any specific amount of consideration to Cnova or the Cnova transaction committee or that any specific amount of consideration constituted the only appropriate consideration for the transactions contemplated in the Reorganization Agreement. Moreover, Eight Advisory did not take part in negotiations relating to the post-closing price adjustment mechanism provided in the Reorganization Agreement, and its analyses do not take into account or give effect to any such adjustment.

As described above, Eight Advisory's opinion to the Cnova transaction committee was one of the factors taken into consideration by the Cnova transaction committee in making its determination to approve the Reorganization Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Eight Advisory in connection with the fairness opinion and is qualified in its entirety by reference to the August 8 valuation report of Eight Advisory, which has been filed with the SEC as Exhibit (c)(1) to the Transaction Statement and is incorporated herein by reference.

General

Eight Advisory provided its opinion to the Cnova transaction committee in connection with the transactions contemplated by the Reorganization Agreement and is expected to provide a separate fairness opinion to the Cnova transaction committee with respect to the Offers. Except for the foregoing, Eight Advisory does not have any legal or financial relationship with any of parties involved in the transactions contemplated by the Reorganization Agreement.

The Cnova transaction committee selected Eight Advisory because it is an internationally recognized valuation firm that has substantial experience in transactions similar to the transactions contemplated by the Reorganization Agreement. Pursuant to a letter agreement, dated as of March 14, 2016, the Cnova transaction committee engaged Eight Advisory as its valuation advisor in connection with the transactions contemplated by the Reorganization Agreement. The engagement letter provides for a fee payable by Cnova to Eight Advisory of €450,000 (or approximately US$505,655 based on an exchange rate of 1.1237 euros per dollar, the closing exchange rate for the New York market on Monday, September 12, 2016, as published in the Wall Street Journal, which we refer to as the “September 12, 2016 euro exchange rate”), payable upon delivery by Eight Advisory of its written opinion with respect to the Reorganization. Eight Advisory received additional fees paid by Cnova of €250,000 (or approximately US$280,925 based on the September 12, 2016 euro exchange rate) and €175,000 (or approximately US$196,648 based on the September 12, 2016 euro exchange rate), respectively, for additional valuation work performed in April, May, July and August 2016. The fees paid by Cnova to Eight Advisory were not dependent upon the conclusion as to fairness reached in Eight Advisory’s opinion or upon the consummation of the transactions contemplated by the Reorganization Agreement. In addition, Cnova has agreed to reimburse Eight Advisory for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Eight Advisory and related persons against various liabilities, including certain liabilities under the federal securities laws.

Other Reports by Eight Advisory

In connection with its opinion, Eight Advisory provided interim valuation reports to the Cnova transaction committee as of May 11, 2016 (which is referred to as the “May 11 interim valuation report”) and July 30, 2016 (which is referred to as the “July 30 interim valuation report”), as well as the August 8 final valuation report. The following summaries of the May 11 interim valuation report and the July 30 interim valuation report are qualified in their entirety by reference to the full text of the reports, which are included as Exhibits (c)(6) and (c)(7) to the Transaction Statement with the permission of Eight Advisory and are incorporated herein by reference.

May 11 Interim Valuation Report

The May 11 interim valuation report was based on, among other things, (i) the transaction terms included in the non-binding memorandum of understanding executed by Cnova and Via Varejo on May 11, 2016, (ii) Cnova's unaudited 2015 financial statements, and (iii) a version of the Cnova business plan prepared and approved in February 2016. The May 11 interim valuation report used a valuation date of December 31, 2015 and evaluated the financial parameters of the transaction as of May 6, 2016.

The May 11 interim valuation report primarily focused on the types of analyses summarized above for the August 8 final valuation report, using procedures that were generally consistent with those contained in the August 8 final valuation report. The May 11 interim valuation report contained the following preliminary financial analyses:

•	a preliminary discounted cash flow analysis of Cnova, which generally used a similar methodology as described above in the subsection entitled “—Discounted Cash Flow Analysis,” except that (i) valuation date retained was as of December 31, 2015, (ii) February 2016 version of the Cnova business plan was used, (iii) Eight Advisory relied on Cnova’s unaudited 2015 financial statements, (iv) financial valuation parameters were estimated as of May 6, 2016, using a range of discount rates from 7.50% to 8.25% for Cdiscount and using a range of discount rates from 17.25% to 18.25% for

Cnova Brazil and (v) Eight Advisory retained a 2.5% perpetual growth rate for Cdiscount and a 5.75% perpetual growth rate for Cnova Brazil. Based on these assumptions, the preliminary discounted cash flow analysis indicated a range of per share values between US$2.91 and US$3.70 for Cdiscount, between US$0.77 and US$0.94 for Cnova Brazil and of US$(0.01) for Cnova holding costs and intercompany debt contribution, implying a range of per share values for Cnova between US$3.67 and US$4.63.

•	a preliminary public trading multiple analysis, which generally used a similar methodology as described above under the subsection entitled “—Public Trading Multiple Analysis,” except that (i) valuation date retained was as of December 31, 2015, (ii) the February 2016 version of the Cnova business plan was used, (iii) Eight Advisory relied on Cnova’s unaudited 2015 financial statements, (iv) publicly traded companies’ multiples were estimated based on one month average prices, estimated financial data and filings available as of May 6, 2016, (v) Ecommerce China DangDang Inc. was part of Cnova Brazil’s publicly traded companies sample, as it was not yet announced that it had entered into a definitive merger agreement for a “going private” transaction, (vi) the second regression analysis was based on the level of EBITDA, less factoring costs and capital expenditures and (vii) the B2W EV-to-revenue multiple-related analysis did not include the free cash flow differential between Cnova Brazil and B2W. Based on these analyses, the preliminary equity value per share attributable to Cdiscount ranged between US$2.24 and US$4.24, those attributable to Cnova Brazil ranged between US$0.40 and US$1.38 and those attributable to Cnova holding costs and intercompany debt represented US$(0.01). As a whole, Cnova’s per share values ranged between US$2.64 and US$5.61.

The May 11 interim valuation report also referenced, for information purposes, among other things, (i) the one-month volume weighted average trading price per share for Cnova common shares as of April 12, 2016, (ii) the target prices for Cnova common shares based upon eight publicly available equity research estimates published as of April 12, 2016, which indicated a share price range for Cnova of US$1.60 – 4.00. Finally, the analysis of the financial terms of the transaction presented in the May 11 interim valuation report was based on the terms included in the non-binding memorandum of understanding executed by Cnova and Via Varejo on May 11, 2016 and on the level of operating synergies identified as of May 11, 2016.

July 30 Interim Valuation Report

The July 30 interim valuation report was based on, among other things, (i) the transaction terms included in the non-binding memorandum of understanding executed by Cnova and Via Varejo on May 11, 2016, (ii) Cnova’s audited 2015 financial statements, (iii) Cnova’s unaudited financial statements for the six months ending June 30, 2016 and (iv) the Cnova business plan (as updated in July 2016). The July 30 interim valuation report used a valuation date of June 30, 2016 and evaluated the financial parameters of the transaction as of July 19, 2016.

The July 30 interim valuation report primarily focused on the types of analyses summarized above for the August 8 final valuation report, using procedures that were generally consistent with those contained in the August 8 final valuation report. The July 30 interim valuation report contained the following preliminary financial analyses:

•	a preliminary discounted cash flow analysis of Cnova, which generally used a similar methodology as described above in the subsection entitled “—Discounted Cash Flow Analysis.” Based on this analysis, the preliminary discounted cash flow analysis indicated a range of per share values between US$2.92 and US$3.70 for Cdiscount, between US$0.68 and US$0.90 for Cnova Brazil and of US$0.04 for Cnova holding costs and intercompany debt contribution, implying a range of per share values for Cnova between US$3.63 and US$4.64.
•	a preliminary public trading multiple analysis, which generally used a similar methodology as described above under the subsection entitled “Opinion of Eight Advisory as to Fairness of the Reorganization—Public Trading Multiple Analysis.” Based on this analysis, the preliminary equity value per share attributable to Cdiscount ranged between US$1.90 and US$4.01, those attributable to Cnova Brazil ranged between US$0.21 and US$0.93 and those attributable to Cnova holding costs and intercompany debt represented US$0.04. As a whole, Cnova’s per share values ranged between US$2.14 and US$4.90.

The non-significant difference observed with the ranges of values presented in the August 8 final valuation report are related to a non-material assumption with regard to Cnova Brazil net working capital forecasts.

The July 30 interim valuation report also referenced, for information purposes, among other things, (i) the one-month volume weighted average trading price per share for Cnova ordinary shares as of April 12, 2016, (ii) the target prices for Cnova ordinary shares based upon eight publicly available equity research estimates published as of April 12, 2016, which indicated a share price range for Cnova of US$1.60 to US$4.00. Finally, the analysis of the financial terms of the transaction presented in the July 30 interim valuation report was based on the terms included in the non-binding memorandum of understanding executed by Cnova and Via Varejo on May 11, 2016 and on the level of operating synergies identified as of July 30, 2016.

August 8 Final Valuation Report

The August 8 final valuation report was based on, among other things, (i) the transaction terms included in the Reorganization Agreement, (ii) Cnova’s audited 2015 financial statements, (iii) Cnova’s unaudited financial statements for the six months ending June 30, 2016 and (iv) the Cnova business plan (as updated in July 2016). The August 8 final valuation report used a valuation date of June 30, 2016 and evaluated the financial parameters of the transaction as of July 19, 2016.

Valuation Report of BNP Paribas

Cnova retained BNP Paribas Corporate Finance, which we refer to as “BNP Paribas,” to act as its financial advisor in connection with a review of potential strategic alternatives, including to potentially segregate all or part of Cnova’s Brazilian business activities located within Cnova Brazil (which BNP Paribas also refers to for purposes of its report described below as “Nova”), from its French business activities (mostly located in its subsidiary, Cdiscount) and potentially to directly or indirectly transfer these assets to Via Varejo S.A. and its group through a series of cross-border operations, or otherwise. As part of this engagement, Cnova requested that BNP Paribas perform a valuation analysis of Cnova and its subsidiaries. BNP Paribas commenced its work as financial advisor to Cnova in February 2016, and the engagement letter confirming BNP Paribas' assignment was signed by Cnova and BNP Paribas on May 11, 2016. On August 8, 2016, BNP Paribas presented the results of its valuation analysis, which we refer to as the “BNP Paribas valuation report,” to the Cnova transaction committee, certain members of the management of Cnova, certain representatives of Eight Advisory, and certain representatives of Casino. BNP Paribas previously presented prior drafts of the BNP Paribas valuation report, as detailed below.

The full text of the BNP Paribas valuation report, dated August 8, 2016, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is included as Exhibit (c)(2) to the Transaction Statement with the permission of BNP Paribas and is incorporated herein by reference. Cnova shareholders are urged to read the BNP Paribas valuation report carefully. The summary of the BNP Paribas valuation report set forth in this supplemental information statement is qualified in its entirety by reference to the full text of the BNP Paribas valuation report. The BNP Paribas valuation report was provided to Cnova and the Cnova transaction committee for information purposes in connection with the Cnova transaction committee’s consideration and evaluation of the potential transaction and addressed only the valuation of Cnova and its subsidiaries, as of the date of the BNP Paribas valuation report. The BNP Paribas valuation report did not address any other matter, including any term or aspect of the Transactions, or any term or aspect of any other transaction, agreement or instrument contemplated by the Reorganization Agreement to be entered into or amended in connection with the Transactions. The BNP Paribas valuation report does not constitute a recommendation to the Cnova transaction committee or to any other person in connection with the Transactions, including as to how any holder of ordinary shares of Cnova should vote or act in respect of the Transactions. None of the presentations by BNP Paribas, alone or together, including the BNP Paribas valuation report, constitute, or form the basis of an opinion of, or recommendation by, BNP Paribas with respect to the Transactions, the consideration to be received by Cnova in the Reorganization or potentially to be received by Cnova shareholders pursuant to the Offers, or otherwise. The BNP Paribas valuation report, and any other report or presentation provided by BNP Paribas in connection with Cnova, does not constitute, cannot and will in no event be considered or used as, a fairness opinion, and/or an opinion to be rendered by a suitably qualified and independent third party, by virtue of application of any laws or regulation and in particular as provided for in Art. 261-1 and seq. of the Règlement général de l’Autorité des marché

financiers. The BNP Paribas valuation report, and other reports and presentations provided by BNP Paribas in connection with Cnova, were prepared by BNP Paribas for Cnova exclusively and for information purposes, and BNP Paribas addressed and provided the BNP Paribas valuation report, and other reports and presentations provided by BNP Paribas in connection with Cnova, solely to Cnova. BNP Paribas has informed Cnova that the BNP Paribas valuation report, and other reports and presentations provided by BNP Paribas in connection with Cnova, shall not confer any rights or remedies upon or may not be, in whole or in part, used or relied upon by any third party without the prior written consent of BNP Paribas.

In the course of performing its review and analysis for the BNP Paribas valuation report, among other things, BNP Paribas,

•	reviewed certain publicly available business and financial information concerning Cnova that BNP Paribas deemed relevant;
•	reviewed certain nonpublic financial and operating data concerning Cnova and its prospects provided to BNP Paribas primarily by Cnova senior management including the three-year financial forecasts included in the projections, as described in the section entitled “Certain Cnova Unaudited Financial Projections” of the supplemental information statement;
•	met with members of Cnova senior management to discuss their strategic and financial rationale for the Reorganization and the past and current operations, financial projections and current financial condition of Cnova and other matters BNP Paribas deemed appropriate to its inquiry;
•	reviewed the reported prices and historical trading activity of Cnova ordinary shares;
•	compared certain financial information concerning Cnova, Cnova Brazil and Cdiscount and stock market information concerning Cnova with similar publicly available information concerning other publicly traded companies that BNP Paribas deemed relevant;
•	compared the financial terms of the Reorganization with the publicly available financial terms of similar precedent transactions involving companies that BNP Paribas deemed relevant;
•	reviewed independent research analysts’ published estimates of the future financial performance of and price targets for Cnova;
•	reviewed a draft of the Reorganization Agreement; and
•	conducted such other studies, analyses, inquiries and investigations and considered such other factors that BNP Paribas deemed appropriate.

In performing its valuation, BNP Paribas relied upon and assumed the accuracy and completeness of and did not independently verify nor assume any responsibility for any or all financial, legal, regulatory, tax, accounting and other information that BNP Paribas obtained from public sources or that was provided to or discussed with BNP Paribas by Cnova. The Cnova business plan contains internal non-public financial forecasts prepared by Cnova management for calendar years 2016 through 2018. BNP Paribas prepared an extrapolation period for calendar years 2019 through 2024, which we refer to as the “extrapolation period,” based on (i) the Cnova business plan; (ii) the consolidated balance sheet disclosed in Cnova’s Annual Report on Form 20-F for the year ended December 31, 2015; (iii) Cnova's unaudited H1 2016 accounts that were provided to BNP Paribas by Cnova on July 27, 2016; and (iv) certain assumptions that were discussed with Cnova management, including (1) long-term growth of net sales at a rate above the local inflation rate as ecommerce benefits from high penetration rates in the local markets, (2) achieveing target EBITDA margins, expressed as a percentage of net sales, as a result of new and more profitable business lines, and (3) capital expenditures at a rate expressed as a percentage of net sales that is higher than the rate of depreciation.

In addition, BNP Paribas prepared the following estimates with respect to the assumptions described above, which estimates were discussed with Cnova management:

	Cnova Brazil – High Case
	Dec-19		Dec-20		Dec-21		Dec-22		Dec-23		Dec-24
	RS$	US$	RS$	US$	RS$	US$	RS$	US$	RS$	US$	RS$	US$
Net Sales (in millions)	9,149	2,873	11,197	3,517	13,560	4,259	15,968	5,015	18,521	5,817	20,671	6,492
Net Sales Growth %	+17.7%		+22.4%		+21.1%		+17.8%		+16.0%		+11.6%
EBITDA % of Net Sales	3.4%		4.4%		4.9%		5.6%		5.8%		5.9%
Capex % of Net Sales	(1.8%)		(1.9%)		(1.9%)		(2.0%)		(1.9%)		(1.9%)
	Cnova Brazil – Down Case
	Dec-19		Dec-20		Dec-21		Dec-22		Dec-23		Dec-24
	RS$	US$	RS$	US$	RS$	US$	RS$	US$	RS$	US$	RS$	US$
Net Sales (in millions)	9,041	2,839	10,805	3,393	12,922	4,058	15,070	4,733	17,362	5,453	19,310	6,065
Net Sales Growth %	+16.3%		+19.5%		+19.6%		+16.6%		+15.2%		+11.2%
EBITDA % of Net Sales	3.4%		4.4%		4.9%		5.6%		5.8%		5.9%
Capex % of Net Sales	(1.8%)		(1.9%)		(1.9%)		(2.0%)		(1.9%)		(1.9%)
	Cdiscount – High Case
	Dec-19		Dec-20		Dec-21		Dec-22		Dec-23		Dec-24
	€	US$	€	US$	€	US$	€	US$	€	US$	€	US$
Net Sales (in millions)	2,492	2,761	2,979	3,300	3,452	3,824	3,873	4,291	4,204	4,657	4,346	4,814
Net Sales Growth %	+16.9%		+19.5%		+15.9%		+12.2%		+8.5%		+3.4%
EBITDA % of Net Sales	4.0%		4.4%		4.9%		5.3%		5.8%		6.6%
Capex % of Net Sales	(2.3%)		(2.4%)		(2.4%)		(2.4%)		(2.5%)		(2.5%)
	Cdiscount – Down Case
	Dec-19		Dec-20		Dec-21		Dec-22		Dec-23		Dec-24
	€	US$	€	US$	€	US$	€	US$	€	US$	€	US$
Net Sales (in millions)	2,461	2,726	2,868	3,177	3,256	3,607	3,595	3,983	3,859	4,275	3,967	4,395
Net Sales Growth %	+15.4%		+16.6%		+13.5%		+10.4%		+7.4%		+2.8%
EBITDA % of Net Sales	4.0%		4.4%		4.9%		5.3%		5.8%		6.6%
Capex % of Net Sales	(2.3%)		(2.4%)		(2.4%)		(2.4%)		(2.5%)		(2.5%)

In performing its valuation BNP Paribas assumed that the Cnova business plan had been reasonably prepared on a basis reflecting the best then-currently available estimates and judgments of Cnova senior management regarding the expected future performance and financial condition of Cnova, Cnova Brazil and Cdiscount. BNP Paribas did not assume any responsibility or liability for the independent verification of, and did not independently verify, the information provided to it by Cnova, including, without limitation, the Cnova business plan.

In performing its valuation, BNP Paribas did not perform or obtain, and did not assume any responsibility for performing or obtaining, any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of Cnova. Moreover, BNP Paribas did not evaluate the solvency or fair value of Cnova under any state or federal laws relating to bankruptcy, insolvency or similar matters. To the extent that BNP Paribas referred to the Reorganization in performing its valuation work, BNP Paribas assumed that, (i) Cnova and Via Varejo will comply with all material terms of the Reorganization Agreement, (ii) all conditions to the obligations of each party to the Reorganization Agreement to consummate the Reorganization will be satisfied without any waiver thereof and (iii) the Reorganization will be consummated in a timely manner and in accordance with the terms of the Reorganization Agreement without any limitations, restrictions, conditions, amendments or modifications that would have a material effect on Cnova. BNP Paribas further assumed that all governmental, regulatory and other consents, approvals or releases necessary for consummation of the Reorganization will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on Cnova or the consummation of the Reorganization.

BNP Paribas is not a legal, regulatory, tax, accounting or actuarial expert and relied on the assessments made by Cnova and its advisors with respect to such issues. BNP Paribas did not express any view or opinion regarding the tax consequences or accounting consequences to Cnova or its stockholders of the Transaction. Additionally, BNP Paribas did not express any view or opinion as to the price or range of prices at which the ordinary shares of Cnova may trade subsequent to the announcement of the Reorganization or the Offers.

The BNP Paribas valuation report speaks only as of the date it was delivered. The BNP Paribas valuation report is subject to the assumptions, limitations, qualifications and other conditions set forth therein and is necessarily based on economic, capital markets and other conditions without BNP Paribas’ control, as well as the inherently forward looking projections made available to BNP Paribas. It should be understood that subsequent developments may affect the valuation from BNP Paribas and BNP Paribas assumed no responsibility to update or revise the BNP Paribas valuation report based on circumstances or events occurring after the date on which it was delivered.

Set forth below is a summary of the material financial analyses performed by BNP Paribas in connection with preparing the BNP Paribas valuation report. The following summary does not, however, purport to be a complete description of the analyses performed by BNP Paribas. The order of the analyses described and the results of these analyses do not represent the relative importance or weight given to these analyses by BNP Paribas. Certain of the financial analyses summarized below include information presented in tabular format. In order to fully understand BNP Paribas’ financial analyses, the table must be read together with the text of the related summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BNP Paribas.

U.S. dollar amounts presented in the summary below have been translated from euros solely for illustrative purposes and your convenience, using an exchange rate, solely for purposes of this summary, of 1.1078 U.S. dollars per euro, which reflects the noon buying rate of the Federal Reserve Bank of New York for the euro on August 8, 2016, and of 3.1841 U.S. dollars per Brazilian reais, which reflects the noon buying rate of the Federal Reserve Bank of New York for Brazilian reais on August 8, 2016.

Discounted Cash Flow Analysis

BNP Paribas performed a sum-of-the-parts discounted cash flow analysis of Cnova by deriving ranges of implied equity values for each of Cnova Brazil and Cdiscount based on the Cnova business plan and the extrapolation period. A discounted cash flow analysis is a method of valuing an asset using estimates of the future unlevered free cash flows generated by the business. A discounted cash flow analysis accounts for the time value of money with respect to those future cash flows to derive a “present value” using a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital and other appropriate factors. “Terminal value” refers to the capitalized value of all cash flows from a business for periods beyond the forecast period.

(i)	Stand-Alone Discounted Cash Flow Analysis of Cnova Brazil

BNP Paribas performed a discounted cash flow analysis to calculate a range of implied equity values for Cnova Brazil on a stand-alone basis using the Cnova business plan and the extrapolation period, which BNP Paribas refers to as “high case,” and the Cnova business plan and an adjusted version of the extrapolation period that assumes lower sales growth for Cnova Brazil and Cdiscount during calendar years 2019 through 2024, which BNP Paribas refers to as the “down case.”

For each case, BNP Paribas calculated the estimated unlevered free cash flows for Cnova Brazil for calendar years 2016 through 2024 based on the Cnova business plan for calendar years 2016 through 2018 and the extrapolation period for calendar years 2019 through 2024 as described above. See “Certain Cnova Unaudited Financial Projections.”

For each case, BNP Paribas also calculated normative unlevered free cash flow for the normative period, which it derived from Cnova Brazil’s estimated unlevered free cash flow for the fiscal year ending December 31,

2025 (calculated as after-tax operating profit, plus depreciation and amortization, less capital expenditures, less change in normative working capital, in each case as forecast in the Cnova business plan and the extrapolation period) using a perpetuity growth rate of 7.0%, which was chosen by BNP Paribas based on its professional judgment and experience.

The unlevered free cash flows for calendar years 2016 through 2024 were then discounted to present value as of June 30, 2016 using a discount rate of 16.1%, which was chosen by BNP Paribas based on an analysis of the estimated weighted average cost of capital of Cnova Brazil. The unlevered free cash flows of the normative year were then used to calculate the terminal value as of June 30, 2016, through the Gordon & Shapiro methodology, by using a discount rate of 16.1% and a perpetuity growth rate of 7.0%.

The present value of the unlevered free cash flows and the terminal value were then adjusted for Cnova Brazil’s debt, cash and cash equivalents, the balance of the shareholders’ loan from Cnova to Cnova Brazil, normalized working capital adjustment, adjusted for seasonality of Cnova Brazil’s cash balance, financial assets, deferred tax assets and debt-like provisions, in each case, as of June 30, 2016, based on Cnova’s unaudited H1 2016 accounts that were provided by Cnova management on July 27, 2016 and certain additional information.

This analysis indicated the following approximate implied equity value ranges for Cnova Brazil under both the high case and the down case:

Implied Equity Value Range of Cnova Brazil
	(in € millions)	(in US$ millions)
High Case	397 – 417 (Mid-point: 407)	440 – 462 (Mid-point: 451)
Down Case	340 – 357 (Mid-point: 349)	377 – 395 (Mid-point: 387)

BNP Paribas also performed a sensitivity analysis on the range of equity values for Cnova Brazil by applying perpetuity growth rates ranging from (1.0%) below to 1.0% above the assumed perpetuity growth rate of 7.0% to Cnova Brazil’s normative unlevered free cash flow as estimated for the normative year and used in the Gordon & Shapiro calculation to define the terminal value. In addition, BNP Paribas performed a sensitivity analysis on the range of equity values for Cnova Brazil by applying discount rates ranging from (0.5%) below to 0.5% above the assumed discount rate of 16.1% to Cnova Brazil’s unlevered free cash flows as estimated for the normative year and used in the Gordon & Shapiro calculation to define the terminal value. Such range of sensitivities was chosen by BNP Paribas based on its professional judgment and experience.

(ii)	Stand-Alone Discount Cash Flow Analysis of Cdiscount

BNP Paribas performed a discounted cash flow analysis to calculate a range of implied equity values for Cdiscount on a stand-alone basis using the high case and the down case.

For each case, BNP Paribas calculated the estimated unlevered free cash flows for Cdiscount for calendar years 2016 through 2024 based on the Cnova business plan for calendar years 2016 through 2018 and the extrapolation period for calendar years 2019 through 2024 as described above. See “Certain Cnova Unaudited Financial Projections.”

For each case, BNP Paribas also calculated normative unlevered free cash flow for the normative period, which it derived from Cdiscount’s estimated unlevered free cash flow for the fiscal year ending December 31, 2025 (calculated as after-tax operating profit, plus depreciation and amortization, less capital expenditures, less change in net working capital, in each case as forecast in the Cnova business plan and the extrapolation period) using a perpetuity growth rate of 2.5%, which was chosen by BNP Paribas based on its professional judgment and experience.

The unlevered free cash flows for calendar years 2016 through 2024 were then discounted to present value as of June 30, 2016 using a discount rate of 7.8%, which was chosen by BNP Paribas based on an analysis of the estimated weighted average cost of capital of Cdiscount. The unlevered free cash flows of the normative year were then used to calculate the terminal value as of June 30, 2016, through the Gordon & Shapiro methodology, by using a discount rate of 7.8% and a perpetuity growth rate of 2.5%.

The present value of the unlevered free cash flows and the terminal value were then adjusted for Cdiscount’s debt, cash and cash equivalents, normalized working capital adjustment, adjusted for seasonality of Cdiscount’s cash balance, financial assets, deferred tax assets, employee benefits, debt-like provisions and minority interests, in each case, as of June 30, 2016, based on Cnova’s unaudited H1 2016 accounts that were provided by Cnova management on July 27, 2016.

This analysis indicated the following approximate implied equity value ranges for Cdiscount under both the high case and the down case:

Implied Equity Value Range of Cdiscount
	(in € millions)	(in US$ millions)
High Case	1,512 – 1,589 (Mid-point: 1,551)	1,675 – 1,760 (Mid-point: 1,718)
Down Case	1,365 – 1,435 (Mid-point: 1,400)	1,512 – 1,590 (Mid-point: 1,551)

BNP Paribas also performed a sensitivity analysis on the range of equity values for Cdiscount by applying perpetuity growth rates ranging from (1.0%) below to 1.0% above the assumed perpetuity growth rate of 2.5% to Cdiscount’s normative unlevered free cash flow as estimated for the normative year and used in the Gordon & Shapiro calculation to define the terminal value. In addition, BNP Paribas performed a sensitivity analysis on the range of equity values for Cdiscount by applying discount rates ranging from (0.5%) below to 0.5% above the assumed discount rate of 7.8% to Cdiscount’s unlevered free cash flows as estimated for the normative year and used in the Gordon & Shapiro calculation to define the terminal value. Such range of sensitivities was chosen by BNP Paribas based on its professional judgment and experience.

(iii)	Sum-of-the-Parts Discount Cash Flow Analysis of Cnova

The analyses as to Cnova Brazil and Cdiscount indicated the following approximate implied equity value ranges and ordinary share price ranges for Cnova under both the high case and the down case, taking into account the following three separate elements: (i) the present value as of July 29, 2016 of Cnova’s holding costs savings of approximately €82 million (US$91 million) based on Cnova management forecasts, which was derived using a discount rate of 7.8%, based on the discount rate applied for Cdiscount; (ii) the balance of the shareholders’ loan from Cnova to Cnova Brazil; and (iii) the cost related to a purported class action suit against Cnova filed in the United States:

	Equity Value		Share Price
	(in € millions	(in US$ millions)	(€)	(US$)
High Case	1,961– 2,062 (Mid-point: 2,012)	2,172 – 2,284 (Mid-point: 2,229)	4.44 – 4.67 (Mid-point: 4.56)	4.92 – 5.17 (Mid-point: 5.05
Down Case	1,758 – 1,848 (Mid-point: 1,803)	1,948 – 2,047 (Mid-point: 1,997)	3.98 – 4.19 (Mid-point: 4.09)	4.41 – 4.64 (Mid-point: 4.53)

BNP Paribas also performed a sensitivity analysis on the value for Cnova’s holding costs by applying perpetuity growth rates ranging from (0.5%) below to 0.5% above the assumed perpetuity growth rate of 7.8% to Cnova’s discount rate. Such range of sensitivities were chosen by BNP Paribas based on its professional judgment and experience.

Comparable Trading Multiples Analysis

BNP Paribas performed a comparable company analysis of Cnova, through a sum-of-the-parts analysis, by deriving ranges of implied equity values for each of Cnova Brazil and Cdiscount using the Cnova business plan, the extrapolation period and publicly available financial and stock market information concerning other publicly traded companies that BNP Paribas deemed relevant.

In performing the comparable company analyses below, BNP Paribas made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Cnova Brazil or Cdiscount, as applicable, and the applicable selected companies that could affect the public trading values of each, in order to provide a context in which to consider the results of the quantitative analysis set forth below. Such qualitative judgments included consideration of (among other factors) differing sizes, business sector overlaps, growth prospects, profitability levels and degrees of operational risk between Cnova Brazil or Cdiscount, as applicable, and the companies included in the selected company analysis.

(i)	Stand-Alone Trading Multiples Analysis of Cnova Brazil

BNP Paribas performed a comparable company analysis of Cnova Brazil, which attempts to provide a range of implied equity values for Cnova Brazil by comparing Cnova Brazil to similar companies that are publicly traded. Using publicly available information, BNP Paribas reviewed and compared selected financial data of Cnova Brazil with corresponding data for selected publicly traded companies engaged in businesses which BNP Paribas judged to be comparable to Cnova Brazil’s business or aspects thereof in the electronics e-commerce sector. The companies selected by BNP Paribas were:

•	Amazon.com, Inc.
•	JD.com, Inc.
•	Vipshop Holdings Limited
•	B2W Companhia Digital

The companies were selected because of similarities to Cnova Brazil in one or more of their businesses, financial or operational characteristics based on judgments and assumptions made by BNP Paribas. However, none of the selected companies is identical or directly comparable to Cnova Brazil and certain of the companies may have characteristics that are materially different from Cnova Brazil.

Using publicly available information, BNP Paribas calculated the ratio of current enterprise value to expected sales for calendar year 2017 (“CY17E EV/Sales”) for each of the selected companies. For purposes of this analysis, “Enterprise Value” was calculated as the fully diluted common equity value of such company plus the value of such company’s indebtedness and minority interests and preferred stock, minus such company’s cash, cash equivalents, and short-term and long-term liquid investments, and an adjustment to working capital, to take into account Cnova Brazil’s business seasonality.

BNP Paribas then applied the CY17E EV/Sales multiple of 0.72x for B2W, which BNP Paribas deemed the most comparable peer based on, among other things, market share, product offering, geographical footprint and size, to Cnova Brazil’s expected sales for calendar year 2017. After applying a discount to take into account Cnova Brazil’s lower profitability at gross margin level and adjusting for Cnova Brazil's debt, cash and cash equivalents, normalized working capital, adjusted for seasonality of Cnova Brazil’s cash balance, financial assets, deferred tax assets, debt-like provisions and proceeds from factoring, in each case, as of June 30, 2016, based on the consolidated balance sheet disclosed in Cnova’s Annual Report on Form 20-F for the year ended December 31, 2015 and Cnova’s unaudited H1 2016 accounts that were provided by Cnova on July 27, 2016, BNP Paribas derived the following approximate implied equity value ranges for Cnova Brazil:

Implied Equity Value Range of Cnova Brazil
(in € millions)	(in US$ millions)
203 – 214 (Mid-point: 209)	225 – 237 (Mid-point: 232)

For purposes of its analysis of the selected companies, BNP Paribas used estimates of sales based on publicly available financial data, including broker reports. For purposes of its analysis of Cnova Brazil, BNP Paribas used estimates of sales based on the Cnova business plan and the extrapolation period.

(ii)	Stand-Alone Trading Multiples Analysis of Cdiscount

BNP Paribas performed a comparable company analysis of Cdiscount, which attempts to provide a range of implied equity values for Cdiscount by comparing Cdiscount to similar companies that are publicly traded. Using publicly available information, BNP Paribas reviewed and compared selected financial data of Cdiscount with corresponding data for selected publicly traded companies engaged in businesses which BNP Paribas judged to be comparable to Cdiscount’s business or aspects thereof in the electronics e-commerce sector. The companies selected by BNP Paribas were:

•	Amazon.com, Inc.
•	Ao World Plc
•	Zooplus AG
•	SRP Groupe

•	Verkkokauppa.com Oyj
•	Banzai SPA
•	Qliro Group AB

The companies were selected because of similarities to Cdiscount in one or more of their businesses, financial or operational characteristics based on judgments and assumptions made by BNP Paribas. However, none of the selected companies is identical or directly comparable to Cdiscount and certain of the companies may have characteristics that are materially different from Cdiscount.

BNP Paribas calculated for each Cdiscount selected company such company’s CY17 EV/Sales, which is set forth in the following table:

	Average	Median
CY17E EV/Sales	0.77x	0.71x

For purposes of its analysis of the selected companies in the tables above, BNP Paribas used estimates of sales based on publicly available financial data, including broker reports.

BNP Paribas selected the median CY17E EV/Sales multiple for the selected companies and, after adjusting for Cdiscount's debt, cash and cash equivalents normalized working capital, adjusted for seasonality of Cdiscount’s cash balance, financial assets, deferred tax assets, employee benefits, debt-like provisions, minority interests and proceeds from factoring, in each case, as of June 30, 2016, based on the consolidated balance sheet disclosed in Cnova’s Annual Report on Form 20-F for the year ended December 31, 2015 and Cnova’s unaudited H1 2016 accounts that were provided by Cnova on July 27, 2016, BNP Paribas derived an implied equity value for Cdiscount of €1,053 million (US$1,167).

As an alternative analysis, BNP Paribas applied the CY17E EV/Sales multiple of 0.78x for Ao World, which BNP Paribas deemed the most comparable peer based on, among other things, business profile, product offering and size, to Cdiscount’s expected sales for calendar year 2017 based on the Cnova business plan. After applying a discount to take into account Cdiscount’s lower profitability at gross margin level and adjusting for Cdiscount's debt, cash and cash equivalents normalized working capital, adjusted for seasonality of Cdiscount’s cash balance, financial assets, deferred tax assets, employee benefits, debt-like provisions, minority interests and proceeds from factoring, in each case, as of June 30, 2016, based on the consolidated balance sheet disclosed in Cnova’s Annual Report on Form 20-F for the year ended December 31, 2015 and Cnova’s unaudited H1 2016 accounts that were provided by Cnova on July 27, 2016, BNP Paribas derived an implied equity value for Cdiscount of €1,094 million (US$1,212 million).

(iii)	Sum-of-the-Parts Trading Multiples Analysis of Cnova

The analyses as to Cnova Brazil and Cdiscount indicated the following approximate implied equity value range and ordinary share price range for Cnova, taking into account the present value as of July 29, 2016 of Cnova’s holding costs savings of approximately €82 million (US$91 million) based on Cnova management forecasts, which was derived using a discount rate of 7.8%, based on the discount rate applied for Cdiscount:

	Equity Value		Share Price
	(in € millions)	(in US$ millions)	(€)	(US$)
Cnova	1,302 – 1,369	1,442 – 1,517	2.95 – 3.10	3.27 – 3.43

BNP Paribas also performed a sensitivity analysis on the value of Cnova’s holding costs by applying perpetuity growth rates ranging from (0.5%) below to 0.5% above the assumed perpetuity growth rate of 7.8% to Cnova’s discount rate. Such range of sensitivities were chosen by BNP Paribas based on its professional judgment and experience.

Share Price Analysis

BNP Paribas reviewed the trading price per share for Cnova ordinary shares as of April 12, 2016 (the last trading day prior to the Cnova research report issued by J.P. Morgan that referenced a potential Reorganization), and the one-month and three-month volume weighted average trading price per share for Cnova ordinary shares as of April 12, 2016, in each case, in terms of absolute and relative share price performance. The relative share price performance of Cnova was examined in relation to the Euronext Paris Index and the Nasdaq Index.

BNP Paribas noted Cnova’s low level of liquidity on both Euronext Paris and the Nasdaq during the twelve month period ended April 12, 2016. BNP Paribas also noted that the volume weighted average share price of Cnova decreased on Euronext Paris from €5.6 (US$6.2), at its initial public offering, to €2.6(US$2.88), as of April 12, 2016, and on the Nasdaq from $7.0, at its initial public offering, to $3.0, as of April 12, 2016. The table below sets forth the share prices of Cnova ordinary shares during such periods and the implied equity value for Cnova:

	Equity Value		Share Price
	(in € millions)	(in US$ millions)	(€)	(US$)
As of April 12, 2016	2.89	1,276	2.61	1,152
1-month volume weighted average (as of April 12, 2016)	2.25 – 2.96	994 – 1,307	2.03 – 2.67	897 – 1,180
3-month volume weighted average (as of April 12, 2016)	2.19 – 2.96	968 – 1,307	1.98 – 2.67	874 – 1,180

Analysis of Target Prices of Brokers

BNP Paribas analyzed the target prices for Cnova ordinary shares based upon eight publicly available equity research estimates published as of April 12, 2016 (the last trading day prior to the Cnova research report issued by J.P. Morgan that references the potential Transaction). These targets reflected each analyst’s estimate of the one-year public market trading price for Cnova’s ordinary shares. The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the shares and these estimates are subject to uncertainties, including future financial performance of Cnova and future financial market conditions. The equity research analyst price targets for Cnova’s ordinary shares ranged from €1.33 to €3.55 (US$1.47 to US$3.93) and indicated an implied equity value range for Cnova of €587 million – €1,566 million (US$650 million – US$1,735).

Additional Analyses

BNP Paribas also performed additional analyses that were not part of its valuation process, but were referenced for informational purposes, including the following:

•	reviewed historical trading performance of Cnova ordinary shares for the six-month and twelve-month periods ended April 12, 2016, since Cnova’s initial public offering on November 20, 2014 and Cnova’s initial public offering price on November 20, 2014; and
•	performed a comparable transaction analysis, which attempts to provide a range of implied equity values for Cnova Brazil and Cdiscount by comparing the Reorganization to similar precedent transactions in the e-commerce sector, which BNP Paribas judged to be generally relevant for comparative purposes as transactions involving companies with businesses comparable to the businesses of Cnova Brazil and Cdiscount, or aspects thereof.

General

In accordance with customary investment banking practice, BNP Paribas employed generally accepted valuation practices and performed a variety of financial and comparative analyses for purposes of performing its valuation. The foregoing summary of certain material financial analyses does not purport to be a complete description of the financial and comparative analyses or data considered by BNP Paribas in performing its valuation analysis. The preparation of a valuation analysis is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its valuation, BNP Paribas did not attribute any particular weight to any analysis or factor considered by it. Rather, BNP Paribas prepared its valuation on the basis of its experience and professional judgment after considering the totality of factors and analyses performed and did not draw conclusions as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its valuation. In addition, BNP Paribas may have considered various assumptions more or less probable than other assumptions. As a result, the range of valuations resulting from any particular analysis described above should not be taken as BNP Paribas’ view of the value of Cnova. BNP Paribas believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the analysis or of the summary of the analysis could result in an incomplete view of the processes and assumptions underlying the analysis.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by BNP Paribas are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, BNP Paribas’ analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. No company used in the analyses summarized above is identical to Cnova, and certain of the companies may have characteristics that are materially different from those of Cnova. No transaction used in the analyses summarized above is directly comparable to the Reorganization, and certain of the transactions may have characteristics that are materially different from those of the Reorganization. The comparable companies and precedent transactions were selected by BNP Paribas because they have operations and businesses that, for purposes of the analyses performed, may be considered similar to Cnova Brazil or Cdiscount. However, the analyses undertaken by BNP Paribas necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the acquisition, public trading or other values of the companies or transactions used in the analyses, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters.

Cnova engaged BNP Paribas to act as its financial advisor based on its qualifications, experience, reputation and familiarity with Cnova and its businesses. BNP Paribas is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, leveraged buyouts, private placements and valuations for corporate and other purposes.

The consideration to be received by Cnova in the Reorganization was determined through extensive negotiations and the Cnova transactions committee acting with the full power of the Cnova board of directors approved and adopted the Reorganization Agreement.

As set forth above, Cnova retained BNP Paribas as its financial advisor in connection with a review of strategic alternatives. In connection therewith, BNP Paribas will receive a fee from Cnova for its services of approximately €2.75 million (US$3.05 million) if the Reorganization is consummated. Cnova may pay BNP Paribas, at Cnova’s sole discretion, an additional fee in an amount up to €0.75 million (US$0.83 million). In addition, Cnova has agreed to reimburse BNP Paribas for certain expenses and to indemnify BNP Paribas against certain liabilities arising out of its engagement by Cnova.

During the two years preceding the date of its valuation, BNP Paribas, and all of its subsidiaries and controlled affiliates, provided various banking services to the Casino Group (including Via Varejo and Cnova), Rallye SA (together with all of its subsidiaries and affiliates, “Rallye”), Foncière Euris SA (together with all of its subsidiaries and affiliates, “Foncière Euris”), Finatis SA (together with all of its subsidiaries and affiliates, “Finatis”) and Euris SAS (together with all of its subsidiaries and affiliates, “Euris”) on matters unrelated to the Transactions for which BNP Paribas and its subsidiaries and controlled affiliates received an aggregate compensation of approximately €15.2 million (US$16.84 million). BNP Paribas and its affiliates may seek to provide the Casino Group, Rallye, Foncière Euris, Finatis, Euris and their respective affiliates with investment banking, financing or financial advisory services unrelated to the Transactions in the future.

BNP Paribas and its affiliates engage in a wide range of financial services activities for their own accounts and the accounts of their customers, including asset and investment management, investment banking, corporate finance, mergers and acquisitions, restructuring, merchant banking, fixed income and equity sales, trading and research, derivatives, foreign exchange and futures. In the ordinary course of these activities, BNP Paribas and its affiliates do and in the future may (i) provide such financial services to Cnova, Casino and Via Varejo or their respective affiliates or subsidiaries (as the case may be), for which services BNP Paribas and/or certain of its affiliates have received, and may receive, compensation and (ii) directly or indirectly, hold long or short positions, trade or otherwise conduct such activities in or with respect to debt or equity securities, bank debt and/or derivative products relating to Cnova, Casino and Via Varejo or their respective affiliates or subsidiaries (as the case may be). The BNP Paribas valuation report is included as Exhibit (c)(2) to the Transaction Statement filed with the SEC in connection with the Transactions and will be made available for inspection and copying at the principal executive offices of Cnova during its regular business hours by any holder of Cnova ordinary shares. Copies may be obtained by requesting them in writing from Cnova at the address provided in the section entitled “Where You Can Find More Information.”

Other Presentations by BNP Paribas

In addition to the BNP Paribas valuation report delivered to the Cnova transaction committee on August 8, 2016 described above, BNP Paribas also delivered to the Cnova transaction committee (i) prior drafts of the BNP Paribas valuation report dated March 24, 2016 (which is referred to as the “BNP Paribas valuation report March 24 Draft”), April 13, 2016 (which is referred to as the “BNP Paribas valuation report April 13 Draft”), May 10, 2016 (which is referred to as the “BNP Paribas valuation report May 10 Draft”) and July 29, 2016 (which is referred to as the “BNP Paribas valuation report July 29 Draft”) and (ii) a draft report entitled “MOU Indicative Terms Analysis and Synergies Analysis” dated May 10, 2016, which is referred to as the “MOU and Synergies Analysis Comparison to Valuation” and further described in the section entitled “Special Factors—Background of the Transactions.”

The following summaries of the BNP Paribas valuation report March 24 Draft, the BNP Paribas valuation report April 13 Draft, the BNP Paribas valuation report May 10 Draft, the MOU and Synergies Analysis Comparison to Valuation and the BNP Paribas valuation report July 29 Draft are qualified in their entirety by reference to the full text of the reports, which are included as Exhibits (c)(8), (c)(9), (c)(10), (c)(11) and (c)(12), respectively, to the Transaction Statement with the permission of BNP Paribas and are incorporated herein by reference.

The financial analyses and other information in these presentations were based on market, economic and other conditions as of their respective dates as well as other information that was available at those times. Accordingly, the results of the financial analyses and other information differed due to changes in those conditions. Among other things, multiples attributable to selected companies changed as those companies’ stock prices changed. Finally, BNP Paribas continued to refine various aspects of its financial analyses with respect to Cnova over time.

March 24th, April 13th, May 10th and July 29th Drafts of the BNP Paribas Valuation Report

The BNP Paribas valuation report March 24 Draft primarily focused on the types of analyses summarized above for the BNP Paribas valuation report, utilizing procedures that were generally consistent with those contained in the BNP Paribas valuation report. The BNP Paribas valuation report March 24 Draft contained an executive summary of the following preliminary financial analyses:

•	a preliminary discounted cash flow analysis of Cnova, which generally used a similar methodology as described above under “Valuation Report of BNP Paribas—Discounted Cash Flow Analysis,” except that (i) BNP Paribas only performed a discounted cash flow analysis of Cnova Brazil and Cdiscount using a single case based on the Cnova business plan and the extrapolation period, (ii) the market capitalization for the comparable companies for each of Cnova Brazil and Cdiscount were calculated based on the one-month average share price of such companies, (iii) the Cnova Brazil implied enterprise values calculated by BNP Paribas were not adjusted by the amount outstanding under the shareholder loan between Cnova and Cnova Brazil and (iv) BNP Paribas applied a perpetuity growth rate of 7.0% to Cnova Brazil, and a perpetuity growth rate of 2.0% to Cdiscount; this preliminary analysis indicated (a) an approximate implied equity value range for Cnova of €1,095 – 1,443 (US$1,213 – 1,599), and (b) an approximate implied ordinary share price range for Cnova of €2.48 – 3.27 (US$2.75 – 3.62); and
•	a preliminary comparable company analysis of Cnova, which generally, used a similar methodology as described above under “Valuation Report of BNP Paribas—Comparable Trading Multiples Analysis,” except that (i) the market capitalization for the comparable companies for each of Cnova Brazil and Cdiscount were calculated based on the one-month average share price of such companies, and (ii) the

Cnova Brazil implied enterprise values calculated by BNP Paribas were not adjusted by the amount outstanding under the shareholder loan between Cnova and Cnova Brazil; this preliminary analysis indicated (a) an approximate implied equity value range for Cnova of €1,251 – 1,315 (US$1,386 – 1,457), and (b) an approximate implied ordinary share price range for Cnova of €2.83 – 2.98 (US$3.14 – 3.30).

The BNP Paribas valuation report March 24 Draft also referenced, for information purposes, among other things, (i) the trading price per share for Cnova ordinary shares as of March 14, 2016, and the one-month and three-month volume weighted average trading price per share for Cnova ordinary shares as of March 14, 2016, (ii) the target prices for Cnova ordinary shares based upon seven publicly available equity research estimates published as of March 14, 2016, which indicated (a) an approximate implied equity value range for Cnova of €605 – 1,614 (US$670 – 1,788), and (b) an approximate implied ordinary share price range for Cnova of €1.37 – 3.66 (US$1.52 – 4.05) and (iii) a preliminary comparable transaction analysis of Cnova, which generally used the same methodology as described above in the subsection entitled “—Additional Analyses,” except that, among other things, the EV/Sales multiple selected by BNP Paribas for its comparable transactions analysis of Cnova was based on the median EV/Sales multiples for all selected transactions, including selected transactions in which the target’s enterprise value was less than €50 million (US$55 million), and such preliminary analysis indicated (a) an approximate implied equity value range for Cnova of €1,993 – 2,095 (US$2,208 – 2,321), and (b) an approximate implied ordinary share price range for Cnova of €4.52 – 4.75 (US$5.01 – 5.26).

The BNP Paribas valuation report April 13 Draft primarily focused on the types of analyses summarized above for the BNP Paribas valuation report, utilizing procedures that were generally consistent with those contained in the BNP Paribas valuation report. The BNP Paribas valuation report April 13 Draft contained the following preliminary financial analyses:

•	a preliminary discounted cash flow analysis of Cnova, which generally used a similar methodology as described above in the subsection entitled “—Discounted Cash Flow Analysis,” except that (i) the market capitalization for the comparable companies for each of Cnova Brazil and Cdiscount were calculated based on the one-month average share price of such companies, (ii) the Cnova Brazil implied enterprise values calculated by BNP Paribas were not adjusted by the amount outstanding under the shareholder loan between Cnova and Cnova Brazil and (iii) BNP Paribas applied a perpetuity growth rate of 6.0% to Cnova Brazil’s, and a perpetuity growth rate of 2.5% to Cdiscount’s, respective normative unlevered free cash flows as estimated for the terminal period; this draft preliminary analysis indicated (a) an approximate implied equity value range for Cnova of €1,817 – 1,910 (US$2,013 – 2,116) under the high case and €1,630 – 1,714 (US$1,806 – 1,899) under the down case, and (b) an approximate implied ordinary share price range for Cnova of €4.12 – 4.33 (US$4.56 – 4.80) under the high case and €3.69 – 3.88 (US$4.09 – 4.30) under the down case; and
•	a preliminary comparable company analysis of Cnova, which generally, used a similar methodology as described above in the subsection entitled “—Comparable Trading Multiples Analysis,” except that (i) the market capitalization for the comparable companies for each of Cnova Brazil and Cdiscount were calculated based on the one-month average share price of such companies, and (ii) the Cnova Brazil implied enterprise values calculated by BNP Paribas were not adjusted by the amount outstanding under the shareholder loan between Cnova and Cnova Brazil; this preliminary analysis indicated (a) an approximate implied equity value range for Cnova of €1,390 – 1,462 (US$1,540 – 1,620), and (b) an approximate implied ordinary share price range for Cnova of €3.15 – 3.31 (US$3.49 – 3.67).

The BNP Paribas valuation report April 13 Draft also referenced, for information purposes, among other things, (i) the trading price per share for Cnova ordinary shares as of April 8, 2016, and the one-month and three-month volume weighted average trading price per share for Cnova ordinary shares as of April 8, 2016, (ii) the target prices for Cnova ordinary shares based upon nine publicly available equity research estimates published as of April 8, 2016, which indicated (a) an approximate implied equity value range for Cnova of €589 – 1,571 (US$652 – 1,740), and (b) an approximate implied ordinary share price range for Cnova of €1.33 – 3.56 (US$1.47 – 3.94) and (iii) a preliminary comparable transactions analysis of Cnova, which generally used the same methodology as described above in the subsection entitled “—Additional Analyses,” and indicated (a) an approximate implied equity value range for Cnova of €2,493 – 2,621 (US$2,762 – 2,904), and (b) an approximate implied ordinary share price range for Cnova of €5.65 – 5.94 (US$6.26 – 6.58).

The BNP Paribas valuation report May 10 Draft primarily focused on the types of analyses summarized above for the BNP Paribas valuation report, utilizing procedures that were generally consistent with those contained in the BNP Paribas valuation report. The BNP Paribas valuation report May 10 Draft contained the following preliminary financial analyses:

•	a preliminary discounted cash flow analysis of Cnova, which generally used a similar methodology as described above under “Valuation Report of BNP Paribas—Discounted Cash Flow Analysis,” except that (i) the unlevered free cash flows of Cnova Brazil were discounted to present value as of January 1, 2016 using a discount rate of 16.3%, and (ii) the Cdiscount implied enterprise values calculated by BNP Paribas were adjusted by the amount of proceeds from the sale of the Cnova’s interest in Cdiscount Thailand; this draft preliminary analysis indicated (a) an approximate implied equity value range for Cnova of €1,859 – 1,955 (US$2,059 – 2,166) under the high case and €1,669 – 1,754 (US$1,849 – 1,943) under the down case, and (b) an approximate implied ordinary share price range for Cnova of €4.21 – 4.43 (US$4.66 – 4.91) under the high case and €3.78 – 3.98 (US$4,19 – 4.41) under the down case; and
•	a preliminary comparable company analysis of Cnova, which generally used a similar methodology as described above under “Valuation Report of BNP Paribas—Comparable Trading Multiples Analysis,” except that (i) BNP Paribas also performed a regression analysis for Cnova Brazil based on the selected companies, comparing the relationship between expected gross margin for calendar year 2017 and CY17E EV/Sales, and (ii) the Cdiscount implied enterprise values calculated by BNP Paribas were adjusted by the amount of proceeds from the sale of Cnova’s interest in Cdiscount Thailand; this preliminary analysis indicated (a) an approximate implied equity value range for Cnova of €1,368 – 1,438 (US$1,515 – 1,593), and (b) an approximate implied ordinary share price range for Cnova of €3.10 – 3.26 (US$3.43 – 3.61).

The BNP Paribas valuation report May 10 Draft also referenced, for information purposes, among other things, (i) the trading price per share for Cnova ordinary shares as of April 12, 2016, and the one-month and three-month volume weighted average trading price per share for Cnova ordinary shares as of April 12, 2016, (ii) the target prices for Cnova ordinary shares based upon eight publicly available equity research estimates published as of April 12, 2016, which indicated (a) an approximate implied equity value range for Cnova of €587 – 1,556 (US$650 – 1,724), and (b) an approximate implied ordinary share price range for Cnova of €1.33 –3.55 (US$1.47 – 3.93) and (iii) a preliminary comparable transaction analysis of Cnova, which generally used the same methodology as described above in the subsection entitled “—Additional Analyses,” and indicated (a) an approximate implied equity value range for Cnova of €2,482 – 2,609 (US$2,750 – 2,890), and (b) an approximate implied ordinary share price range for Cnova of €5.62 – 5.91 (US$6.23 – 6.55).

The BNP Paribas valuation report July 29 Draft primarily focused on the types of analyses summarized above for the BNP Paribas valuation report, utilizing procedures that were generally consistent with those contained in the BNP Paribas valuation report. The BNP Paribas valuation report July 29 Draft contained the following preliminary financial analyses:

•	a preliminary discounted cash flow analysis of Cnova, which generally used a similar methodology as described above under “Valuation Report of BNP Paribas—Discounted Cash Flow Analysis;” except that the Cnova Brazil implied enterprise values calculated by BNP Paribas were adjusted for normalized working capital, adjusted for seasonality of Cnova Brazil’s cash balance as of December 31, 2015; this draft preliminary analysis indicated (a) an approximate implied equity value range for Cnova of €1,964 – 2,065 (US$1,176 – 2,288) under the high case and €1,760 – 1,850 (US$1,950 – 2,049) under the down case, and (b) an approximate implied ordinary share price range for Cnova of €4.45 – 4.68 (US$4.93 – 5.18) under the high case and €3.99 – 4.19 (US$4.42 – 4.64) under the down case; and
•	a preliminary comparable company analysis of Cnova, which generally used a similar methodology as described above under “Valuation Report of BNP Paribas—Comparable Trading Multiples Analysis;” this preliminary analysis indicated (a) an approximate implied equity value range for Cnova of €1,322 – 1,390 (US$1,465 – 1,540), and (b) an approximate implied ordinary share price range for Cnova of €3.00 – 3.15 (US$3.32 – 3.49).

The BNP Paribas valuation report July 29 Draft also referenced, for information purposes, among other things, (i) the trading price per share for Cnova ordinary shares as of April 12, 2016, and the one-month and three-month volume weighted average trading price per share for Cnova ordinary shares as of April 12, 2016, (ii) the target prices for Cnova ordinary shares based upon eight publicly available equity research estimates published as of April 12, 2016, which indicated (a) an approximate implied equity value range for Cnova of €587 – 1,556 (US$650 – 1,724), and (b) an approximate implied ordinary share price range for Cnova of €1.33 – 3.55 (US$1.47 – 3.93) and (iii) a preliminary comparable transaction analysis of Cnova, which generally used the same methodology as described above in the subsection entitled “—Additional Analyses,” and indicated (a) an approximate implied equity value range for Cnova of €2,247 – 2,363 (US$2,489 – 2,618), and (b) an approximate implied ordinary share price range for Cnova of €5.09 – 5.35 (US$5.64 – 5.93).

MOU and Synergies Analysis Comparison to Valuation

The MOU and Synergies Analysis Comparison to Valuation contained a comparison of (i) the valuations to be agreed between Cnova and Via Varejo, as provided to BNP Paribas by Cnova management, pursuant to a non-binding memorandum of understanding to be entered into between Cnova and Via Varejo, against (ii) the equity value of Cnova Brazil based on the discounted cash flow analysis of BNP Paribas described above in the subsection entitled “—Discounted Cash Flow Analysis” of this supplemental information statement and Cnova management estimates of projected holding cost savings and the Cnova estimated synergies, as described in the section entitled “Certain Cnova Unaudited Financial Projections,” which assumed 29% run-rate synergies in calendar year 2016, 74% run-rate synergies in calendar year 2017 and full run-rate synergies in calendar year 2018. The MOU and Synergies Analysis Comparison to Valuation also included a sensitivities analysis—performed by BNP Paribas on the potential impact of the success rate for achieving Cnova management’s estimated holding cost savings and estimated transaction synergies—which BNP derived using Cdiscount and Cnova Brazil discount rates of 7.8% and 16.3%, respectively, based on its professional judgment and experience and taking into account an analysis of the estimated weighted average cost of capital of Cdiscount and Cnova Brazil.

None of the presentations by BNP Paribas, alone or together, constitute, or form the basis of an opinion of, or recommendation by, BNP Paribas with respect to the Transactions, the consideration to be received by Cnova in the Reorganization or potentially to be received by Cnova shareholders pursuant to the Offers, or otherwise.

Casino Financial Advisor Materials

Valuation Report of the Casino Financial Advisors

The following describes the material information included in financial advisor materials provided by the Casino financial advisors to the Casino board of directors that are materially related to the Transactions. The summaries are qualified in their entirety by reference to the relevant financial advisor materials which are included as Exhibits (c)(3) to the Transaction Statement and incorporated herein by reference. Such descriptions do not purport to be complete. Cnova shareholders are encouraged to read carefully the relevant financial advisor materials in their entirety before making any decisions.

Casino retained Credit Agricole Corporate & Investment Bank (which we refer to as “CACIB”) and Rothschild & Cie (which we refer to as “Rothschild” and, together with CACIB, as the “Casino financial advisors”), to act as its financial advisors in connection with the Reorganization. The Casino financial advisors have delivered to Casino, at its request, a report on the valuation of Cnova on a stand-alone basis before giving effect to the Reorganization and a valuation of Cnova Brazil and Cnova giving effect to the Reorganization. The valuation report (which we refer to as the “Casino financial advisors valuation report”) was delivered to Casino on May 9, 2016 and presented to the Casino audit committee on May 10, 2016 and to the Casino board of directors on May 11, 2016. The Casino financial advisors valuation report was prepared for the purpose of assessing the value of the entities involved in the Reorganization. The Casino financial advisors valuation report only addresses valuation and makes no comment on whether or not the Reorganization is fair to any shareholder or other stakeholder of Cnova or Casino, either from a financial point of view or otherwise. Evaluating the fairness of the Reorganization was not part of the scope of work of the Casino financial advisors. The Casino financial advisors did not perform such work and hold no view on the fairness of the Reorganization to Cnova's or Casino's shareholders or other stakeholders. It does not constitute a fairness opinion, as that term is defined by the Autorité des marchés financiers (which we refer to as the “AMF”) or otherwise. The Casino financial advisors valuation report, a copy of which has been filed with the SEC as Exhibit (c)(3) to the Transaction Statement, and is incorporated herein by reference, is subject to the assumptions, limitations, qualifications and conditions described therein.

The Casino financial advisors prepared their report for the sole use by and benefit of the Casino board of directors. The Casino financial advisors have advised Casino that they do not believe any person other than the Casino board of directors has the legal right to rely on the report. The Casino financial advisors would likely assert the substance of this view and the disclaimer described above as a defense to claims and allegations, if any, that might hypothetically be brought or asserted against any one of them by any persons or entities other than the Casino board of directors with respect to the valuation report and the financial analyses thereunder. The Casino financial advisors base their belief that no person other than the Casino board of directors may rely on their valuation report on the limited nature of the Casino financial advisors’ contractual duty to Casino. The Casino financial advisors are not aware of any controlling precedent that would create a statutory or common law right for persons other than the Casino board of directors to rely on the valuation report. In the absence of controlling precedent, the ability of a shareholder to rely on the valuation report would be resolved by a court of competent jurisdiction. Any resolution by a court of competent jurisdiction as to this question would have no effect on the rights and responsibilities of the Casino board of directors under applicable law or on the rights and responsibilities of either the Casino financial advisors or the Casino board of directors under federal securities laws. In connection with delivering the Casino financial advisors valuation report and performing the related financial analyses, the Casino financial advisors reviewed, among other things:

•	a draft of the non-binding memorandum of understanding between Via Varejo and Cnova (which we refer to as the “MoU”);
•	annual reports to shareholders of Cnova for the two fiscal years ended December 31, 2014;
•	all interim reports to shareholders of Cnova since the initial public offering of Cnova through December 31, 2015;
•	certain other communications from Cnova to its shareholders, including press releases;
•	certain publicly available research analyst reports for Cnova;
•	the Cnova business plan, as adjusted by the Casino financial advisors for taxes, assuming a normative tax rate of 38% for Cdiscount and of 34% for Cnova Brazil; and the Cnova estimated synergies, each as discussed in the section entitled “Special Factors—Certain Cnova Unaudited Financial Projections.”

The Casino financial advisors also participated in discussions with members of the senior managements of Cnova, Via Varejo and Casino regarding their assessment of the strategic, economic and financial rationale for, and the potential benefits of, the Reorganization, including their assessment of the Cnova estimated synergies, different options considered for implementation of the Reorganization, and the past and current business operations, financial condition and future prospects of Cnova, Cnova Brazil and Cdiscount; reviewed the reported price and trading activity for Cnova ordinary shares; and performed such other studies and analyses, and considered such other factors, as the Casino financial advisors deemed appropriate.

For purposes of delivering the Casino financial advisors valuation report, the Casino financial advisors relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, them, without assuming any responsibility for independent verification thereof. In that regard, the Casino financial advisors assumed that the Cnova business plan represented a reasonable basis upon which to evaluate the business and financial prospects of Cnova, Cnova Brazil and Cdiscount. The Casino financial advisors also assumed that the Cnova estimated synergies had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of Cnova’s management. The Casino financial advisors had not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of Cnova, Cnova Brazil, Cdiscount or any of their respective subsidiaries and the Casino financial advisors had not been furnished with any such evaluation or appraisal. The Casino financial advisors assumed that all governmental, regulatory or other consents and approvals necessary for the completion of the Reorganization would be obtained without any adverse effect on Cnova, Cnova Brazil or Cdiscount or on the expected benefits of the

Reorganization in any way meaningful to their analysis. The Casino financial advisors assumed that the Reorganization would be consummated on the terms set forth in the draft MoU reviewed by them, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to their analysis.

The Casino financial advisors valuation report did not address the underlying business decision of Cnova or Casino to engage in the Reorganization, or the relative merits of the Reorganization as compared to any strategic alternatives that may be available to Cnova or Casino, or the decision of Cnova’s board of directors to determine that the Reorganization was in the interests of Cnova and its shareholders or recommend the Reorganization to holders of Cnova ordinary shares; nor did it address any legal, tax, regulatory or accounting matters. The Casino financial advisors did not express any view on any other term or aspect of the MoU or the Reorganization or any term or aspect of any other agreement or instrument contemplated by the MoU or entered into or amended in connection with the Reorganization, including, the form or structure of the Reorganization or the likely timeframe in which the Reorganization will be consummated. The Casino financial advisors valuation report was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to the Casino financial advisors as of, the date of the Casino financial advisors valuation report and the Casino financial advisors assumed no responsibility for updating, revising or reaffirming the Casino financial advisors valuation report based on circumstances, developments or events occurring after the date of the Casino financial advisors valuation report, it being understood that subsequent developments may affect the Casino financial advisors valuation report and the assumptions used in preparing it.

The following is a summary of the material analyses performed by the Casino financial advisors in connection with the Casino financial advisors valuation report.

Discounted Cash Flow Analysis

A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flow generated by the asset and taking into consideration the time value of money with respect to those future cash flows by calculating their “present value.” Present value refers to the current value of estimated future cash flows generated by the asset, and is obtained by discounting those cash flows (including the asset’s terminal value) back to the present using a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, capitalized returns and other relevant factors. Terminal value refers to the capitalized value of all estimated unlevered cash flows generated by an asset in the period beyond the final forecast period.

(i)	Cnova, Cnova Brazil and Cdiscount Discounted Cash Flow Disregarding the Reorganization

The Casino financial advisors performed a sum of the parts valuation of Cnova, based on a discounted cash flow analysis for each of Cnova Brazil and Cdiscount without giving effect to the Reorganization. For purposes of this analysis, the Casino financial advisors assumed that the value of Cnova is equal to the sum of the value of Cnova Brazil and Cdiscount. The Cnova business plan, as far as it related to Cdiscount, and the related valuation included French and international operations of Cdiscount outside of Brazil, excluding operations in Vietnam and Thailand, which were classified as discontinued operations.

In their analysis, the Casino financial advisors first calculated the estimated net present value of:

•	the stand-alone free cash flow of each of Cnova Brazil and Cdiscount; and
•	the terminal value of each of Cnova Brazil and Cdiscount.

The Casino financial advisors calculated the stand-alone free cash flow of each of Cnova Brazil and Cdiscount as earnings before interest, taxes, depreciation and amortization (which we refer to as “EBITDA”) adjusted for tax, change in working capital, factoring costs, estimated pro forma holding costs to remain in Cnova Brazil and Cdiscount and capital expenditures in each case that Cnova Brazil and Cdiscount were projected to incur during the time period from January 1, 2016 to December 31, 2024, based on the Cnova business plan as extrapolated by the Casino financial advisors until 2024. The Casino financial advisors used exchange rate of 0.88 euros per U.S. dollar to translate the Cnova business plan as far as it related to Cdiscount from euros into U.S. dollars. The Casino financial advisors used exchange rate of 3.59 reals per U.S. dollar to translate the Cnova estimated synergies from reals into U.S. dollars.

The Casino financial advisors, using their professional judgment and expertise, calculated a range of terminal values for Cnova Brazil and Cdiscount at the end of the forecast period by applying a perpetual growth rate ranging from 5.3% to 5.8% for Cnova Brazil (based on the projected long-term inflation rate in Brazil estimated by the International Monetary Fund (which we refer to as the “IMF”) and adjusted by the Casino financial advisors by 100 basis points, based on their professional judgement) and 2.4% to 2.9% for Cdiscount (based on the projected long-term inflation rate in France estimated by the IMF and adjusted by the Casino financial advisors by 100 basis points, based on their professional judgment), in each case of the free cash flow for the terminal period based on the Cnova business plan.

The free cash flows and the range of terminal values were then discounted to present values using a range of discount rates from 14.3% to 15.3% for Cnova Brazil and 7.6% to 8.1% for Cdiscount, which were based on their respective weighted average costs of capital.

The Casino financial advisors used the sum of the present value ranges of future cash flows and terminal values of each of Cnova Brazil and Cdiscount to calculate a range of implied enterprise values. The Casino financial advisors then subtracted from such sum the net debt, pension provisions, non-controlling interests, certain other provisions relating to litigation and other liabilities and charges and added the value of the deferred tax assets, in each case as of December 31, 2015, to calculate the implied equity value. As a result, the Casino financial advisors arrived at the following ranges of implied equity value:

•	Cnova Brazil: $385 million to $547 million, with $459 million being the midpoint of the range;
•	Cdiscount: $1,628 million to $2,051 million, with $1,819 million being the midpoint of the range; and
•	Cnova sum of the parts: $2,013 million to $2,598 million, with $2,278 million being the midpoint of the range.

Based on approximately 441 million non-diluted Cnova ordinary shares outstanding as at March 31, 2016, the Casino financial advisors determined a range for the Cnova consolidated implied equity value per Cnova share of $4.60 to $5.90, with $5.20 being the midpoint of the range.

(ii)	Synergies Discounted Cash Flow Analysis

The Casino financial advisors performed a discounted cash flow analysis of the Cnova estimated synergies to calculate the estimated net present value of:

•	the free cash flows from synergies (calculated as EBITDA adjusted for tax, in each case as projected by Cnova management for the time period from January 1, 2016 to December 31, 2018); and
•	the terminal value of the Cnova estimated synergies.

The Casino financial advisors used exchange rate of 3.59 reals per U.S. dollar to translate the Cnova estimated synergies from reals into U.S. dollars.

The Casino financial advisors, using their professional judgment and expertise, calculated a range of terminal values for the Cnova estimated synergies at the end of the forecast period by applying a perpetual growth rate of 4.6% of the free cash flow of the Cnova estimated synergies for the terminal period based on the projected long-term inflation rate in Brazil. The free cash flow and the range of terminal values were then discounted to present values using a range of discount rates from 16.3% to 18.3%, which were based on Via Varejo’s weighted average cost of capital, adjusted for the execution risk by 300 basis points.

Based on this analysis, the Casino financial advisors arrived at the range of the present value of the Cnova estimated synergies from $224 million to $266 million, with $243 million being the midpoint of the range. For purposes of this analysis, the Casino financial advisors, in consultation with the Cnova management, assumed that the value of the Cnova estimated synergies generated by the Reorganization should be divided equally between Via Varejo and Cnova.

Purchase Price Payment Computation

The Reorganization Agreement defines the cash balancing payment as the “Cash Purchase Price” and for purposes of their analysis, the Casino financial advisors referred to it as the “purchase price.” Pursuant to the Reorganization, the purchase price is payable by Via Varejo to Cnova based on the difference in the implied valuation of Cnova Brazil post-Reorganization and the implied value of Via Varejo’s 21.9% stake in Cnova, with the Reorganization being reflected in such Cnova valuation on a pro-forma basis. For purposes of calculating the purchase price, the Casino financial advisors used the midpoint of the ranges of the implied equity value of Cnova Brazil and Cdiscount and the midpoint of the range of the present value of the Cnova estimated synergies, in each case as discussed above.

The Casino financial advisors calculated the post-Reorganization value of Cnova Brazil to be $581 million, being the sum of the value of Cnova Brazil on a stand-alone basis ($459 million) and 50% of the Cnova estimated synergies ($122 million).

The Casino financial advisors then calculated the value of Cnova as $2,400, being the sum of the value of Cnova Brazil post-Reorganization ($581 million) and the value of Cdiscount on a stand-alone basis ($1,819 million). Based on this analysis, the value of Via Varejo’s 21.9% ownership stake of Cnova was calculated to be $526 million, being $54 million less than the post-Reorganization value of Cnova Brazil. The Casino financial advisors valuation report thus assumed a purchase price of $54 million.

Implied Post-Reorganization Valuation of Cnova

The Casino financial advisors calculated the implied post-Reorganization valuation of Cnova to be US$5.40 per share based on the midpoint implied equity value of Cdiscount of US$1,819 million, the purchase price of US$54 million, the projected tax impact of the Reorganization and the approximately 345 million of the non-diluted Cnova ordinary shares projected to be outstanding post-Reorganization as a result of retirement of the Cnova ordinary shares held by Via Varejo.

Trading and Transaction Multiples

The Casino financial advisors did not rely on the trading or transaction multiples in their analysis as such valuation metrics were not considered to be reliable given the then current non-normative operating results for both Cnova Brazil and Cdiscount and lack of comparable transactions. Summary of these valuations were presented for illustrative purposes only in the Casino financial advisors valuation report.

General

The Casino financial advisors were engaged by Casino Group to prepare the Casino financial advisors valuation report, among other services as financial advisors to Casino in connection with the Reorganization, primarily because of their knowledge of Cnova, Cnova Brazil and e-commerce markets in France and Brazil, their reputation and experience in providing financial advice in transactions similar to the Reorganization and other strategic transactions, in particular, involving companies listed in Paris and the United States (such as Cnova), and their experience with valuation of businesses and securities.

CACIB and Rothschild have, from time to time, provided investment banking and other financial services to certain members of the Cnova and Casino groups and their affiliates. The following paragraphs summarize some of the more significant representations undertaken by CACIB and Rothschild on behalf of the Casino group in the two-year period preceding the delivery of the Casino financial advisors valuation report:

•	In March 2016, Rothschild acted as a financial advisor to Casino in connection with Casino’s disposal of its 58.6% stake in Big C Supercenter PCL. In July 2015, Rothschild acted as a financial advisor to Casino and Grupo Exito, Casino’s subsidiary, in connection with the Reorganization of Casino group’s operations in Latin America. In May 2014, Rothschild acted as a financial advisor to Casino in connection with the combination and the initial public offering of its e-commerce activities, Cnova and Cdiscount.
•	In March 2016, CACIB acted as a financial advisor to Casino in connection with Casino’s disposal of its 58.6% stake in Big C Supercenter PCL and 100% of its stake in Big C Vietnam. In December 2015, CACIB acted as a financial advisor to Casino in connection with the acquisition of 26 DIA stores from Carrefour that were being disposed of in connection with Carrefour’s acquisition of DIA France. In June 2015, CACIB acted as the sole advisor to Mercialys (approximately 40.2% of which is owned by Casino) in the structuring and partial sale of a vehicle dedicated to owning a portfolio of six hypermarkets rendered to Casino.

For the various services performed during the two-year period preceding the delivery of the Casino financial advisors valuation report, Rothschild and CACIB received from Casino Group financial advisory fees of approximately US$20 million and US$3.0 million, respectively.

The Casino financial advisors are expected to receive customary compensation in connection with their services as financial advisors in connection with the Reorganization. CACIB’s fees for this engagement will be approximately US$1.0 million. Rothschild’s fees for this engagement will be approximately US$3.7 million, with up to an additional US$1.1 million which may be paid to Rothschild in Casino’s sole discretion. This fee arrangement reflects market practices for similar engagements and Casino’s assessment of the value of the services performed by the Casino financial advisors in connection with the Reorganization.

Copies of the Casino financial advisors valuation report of the Casino financial advisors dated May 9, 2016 are available for inspection and copying at the principal executive offices of Cnova during regular business hours by any interested holder of Cnova ordinary shares or their representative who has been so designated in writing.

Report of MMA

The following describes the material information included in financial advisor materials provided by MMA to the Casino board of directors. The summaries are qualified in their entirety by reference to the relevant financial advisor materials which are included as Exhibits (c)(4) to the Transaction Statement and incorporated herein by reference. Such descriptions do not purport to be complete. Cnova shareholders are encouraged to read carefully the relevant financial advisor materials in their entirety before making any decisions.

The board of directors of Casino, retained Messier Maris & Associés, which we refer to as “MMA,” as its financial advisor in connection with the Reorganization. In connection with this engagement, the board of directors of Casino requested that MMA provide a report on the valuation of Cnova and Cnova Brazil prepared by the Casino financial advisors and summarized in “—Casino Financial Advisors Valuation Report.” The report, which we refer to as the “MMA report,” was delivered to the audit committee of the Casino board of directors on May 10, 2016 and made available to the Casino board of directors on May 11, 2016, and stated that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations described in the MMA report, the analysis and the results presented by the Casino financial advisors in the Casino financial advisors valuation report were consistent with the analysis performed by MMA and that Casino financial advisors’ analysis had been conducted in accordance with the methods upon which MMA has no comments other than those summarized in the MMA report. The MMA report was prepared with the purpose of assessing the Casino financial advisors valuation report prepared by the Casino financial advisors. The MMA report makes no comment on whether or not the Reorganization is fair to any shareholder or other stakeholder of Cnova or Casino, either from a financial point of view or otherwise. Evaluating the fairness of the Reorganization was not part of the scope of work of MMA. MMA did not perform such work and holds no view on the fairness of the Reorganization to Cnova’s or Casino’s shareholders or other stakeholders. Cnova shareholders are urged to read the MMA report carefully. It does not constitute a fairness opinion, as that term is defined by the AMF or otherwise. The MMA report, a copy of which has been filed with the SEC as Exhibit (c)(4) to the Transaction Statement, and is incorporated herein by reference, is subject to the assumptions, limitations, qualifications and conditions described therein.

MMA prepared its report for the sole use by and benefit of the Casino board of directors. MMA has advised Casino that it does not believe any person other than the Casino board of directors has the legal right to rely on the report. MMA would likely assert the substance of this view and the disclaimer described above as a defense to claims and allegations, if any, that might hypothetically be brought or asserted against it by any persons or entities other than the Casino board of directors with respect to its valuation report and its financial analyses thereunder. MMA bases its belief that no person other than the Casino board of directors may rely on its valuation report on the limited nature of MMA’s contractual duty to Casino. MMA is not aware of any controlling precedent that would create a statutory or common law right for persons other than the Casino board of directors to rely on the valuation report. In the absence of controlling precedent, the ability of a shareholder to rely on the valuation report would be resolved by a court of competent jurisdiction. Any resolution by a court of competent jurisdiction as to this question would have no effect on the rights and responsibilities of the Casino board of directors under applicable law or on the rights and responsibilities of either MMA or the Casino board of directors under federal securities laws.

In connection with delivering the report and performing the related financial analyses, MMA reviewed, among other things:

•	a draft of the MoU;
•	annual reports to shareholders of Cnova for the two fiscal years ended December 31, 2014;

•	all interim reports to shareholders of Cnova since the initial public offering of Cnova through December 31, 2015;
•	certain other communications from Cnova to its shareholders including press releases;
•	certain publicly available research analyst reports for Cnova; and
•	the Cnova business plan, as adjusted by MMA for taxes, assuming a normative tax rate of 34.4% for Cdiscount and of 34% for Cnova Brazil, and the Cnova estimated synergies, each as discussed in the section entitled “Special Factors—Certain Cnova Unaudited Financial Projections.”

MMA also participated in discussions with members of the senior managements of Cnova, Via Varejo and Casino regarding their assessment of the strategic, economic and financial rationale for, and the potential benefits of, the Reorganization, including their assessment of the Cnova estimated synergies, different options considered for the implementation of the Reorganization, and the past and current business operations, financial condition and future prospects of Cnova, Cnova Brazil and Cdiscount; reviewed the reported price and trading activity for Cnova ordinary shares; and performed such other studies and analyses, and considered such other factors, as MMA deemed appropriate.

For purposes of delivering the MMA report, MMA relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, MMA assumed that the Cnova business plan represented a reasonable basis upon which to evaluate the business and financial prospects of Cnova, Cnova Brazil and Cdiscount. MMA also assumed that the Cnova estimated synergies had been reasonably prepared by Cnova management on a basis reflecting the best currently available estimates and judgments of Cnova’s management. MMA had not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of Cnova, Cnova Brazil, Cdiscount or any of their respective subsidiaries and MMA had not been furnished with any such evaluation or appraisal. MMA assumed that all governmental, regulatory or other consents and approvals necessary for the completion of the Reorganization would be obtained without any adverse effect on Cnova, Cnova Brazil or Cdiscount or on the expected benefits of the Reorganization in any way meaningful to its analysis. MMA assumed that the Reorganization would be consummated on the terms set forth in the draft MoU reviewed by it, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

The MMA report did not address the underlying business decision of Casino or Cnova to engage in the Reorganization, or the relative merits of the Reorganization as compared to any strategic alternatives that may be available to Casino or Cnova, or the decision of Cnova’s board of directors to determine that the Reorganization was in the interests of Cnova and its shareholders or recommend the Reorganization to holders of Cnova ordinary shares; nor did it address any legal, tax, regulatory or accounting matters. MMA did not express any view on any other term or aspect of the MoU or the Reorganization or any term or aspect of any other agreement or instrument contemplated by the MoU or entered into or amended in connection with the Reorganization, including the form or structure of the Reorganization or the likely timeframe in which the Reorganization will be consummated. The report was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to MMA as of, the date of the report and MMA assumed no responsibility for updating, revising or reaffirming the report based on circumstances, developments or events occurring after the date of the report, it being understood that subsequent developments may affect the report and the assumptions used in preparing it. In particular, the financial impact of the then ongoing investigation of the inventory management issues at Cnova’s Brazilian distribution centers and the related accounts payable, accounts receivable and other matters was reflected, at that time, in Cnova’s historical financial statements as having a combined negative impact on the recurring operating income of €48 million. The actual financial impact of the investigation on Cnova’s historical financial statements may ultimately be different. In addition, the draft of the MoU reviewed by MMA was not finalized at the time that MMA performed its analysis.

The following is a summary of the material analyses performed by MMA in connection with its report rendered to Casino.

Selected Valuation Approach

Similar to the approach adopted by the Casino financial advisors with respect to the Casino financial advisors valuation report, MMA’s analysis focused on a sum of the parts valuation of Cnova, based on a discounted cash flow analysis for each of Cnova Brazil and Cdiscount without giving effect to the Reorganization and the discounted cash flow analysis of the Cnova estimated synergies. The Cnova business plan, as far as it related to Cdiscount, and the related valuation included French and international operations of Cdiscount outside of Brazil, excluding operations in Vietnam and Thailand, which were classified as discontinued operations.

MMA selected the discounted cash flow valuation approach because (i) this method was deemed to approximate the intrinsic value of Cnova and (ii) other common valuation methods were deemed unreliable because (a) Cnova’s share price was negatively affected by its operational performance and the Brazilian macroeconomic climate, (b) analysts’ target price for Cnova ordinary shares demonstrated wide disparity, (c) Cdiscount and Cnova Brazil experienced negative adjusted EBITDA resulting in any approach with reference to listed comparable companies ineffective and (d) there was a lack of comparable transaction in Cnova’s industry.

Discounted Cash Flow Analysis

(i)	Cnova, Cnova Brazil and Cdiscount discounted cash flow disregarding the Reorganization

In its analysis, MMA first calculated the estimated net present value of:

•	the stand-alone free cash flow of each of Cnova Brazil and Cdiscount; and
•	the terminal value of each of Cnova Brazil and Cdiscount.

MMA calculated the stand-alone free cash flow of each of Cnova Brazil and Cdiscount as EBITDA adjusted for tax, change in working capital, factoring costs, estimated pro forma overhead costs to remain in Cnova Brazil and Cdiscount and capital expenditures in each case that Cnova Brazil and Cdiscount were projected to incur during the time period from January 1, 2016 to December 31, 2024, based on the Cnova business plan as extrapolated by MMA until 2024. MMA used an exchange rate of 1.13 U.S. dollars per euro to translate Cnova business plan as far as it related to Cdiscount from euros into U.S. dollars. MMA used an exchange rate of 3.56 reals per U.S. dollar to translate the Cnova estimated synergies from reals into U.S. dollars.

MMA, using its professional judgment and expertise, calculated a range of terminal values for Cnova Brazil and Cdiscount at the end of the forecast period by applying a perpetual growth rate ranging from 4.0% to 5.0% for Cnova Brazil (based on the long-term inflation rate in Brazil estimated by the IMF) and 1.6% to 2.6% for Cdiscount (based on the long-term inflation rate in France estimated by the IMF), in each case of the free cash flow for the terminal period based on the Cnova business plan.

The free cash flows and the range of terminal values were then discounted to present values using a range of discount rates from 14.0% to 15.0% for Cnova Brazil and 7.0% to 8.0% for Cdiscount, which were based on their respective weighted average costs of capital as calculated by MMA in its professional judgment.

MMA used the sum of the present value ranges of future cash flows and terminal values of each of Cnova Brazil and Cdiscount to calculate a range of implied enterprise values. MMA then subtracted from such sum the net debt, pension provisions, non-controlling interests, certain other provisions relating to litigation and other liabilities and charges and added the value of the deferred tax assets, in each case as of December 31, 2015, to calculate the implied equity value. As a result, MMA arrived at the following ranges of implied equity value:

•	Cnova Brazil: $353 million to $507 million, with $422 million being the midpoint of the range;
•	Cdiscount: $1,421 million to $2,060 million, with $1,683 million being the midpoint of the range; and
•	Cnova sum of the parts: $1,774 million to $2,566 million, with $2,105 million being the midpoint of the range.

Based on 443 million diluted Cnova ordinary shares outstanding as at April 8, 2016, MMA determined a range for the Cnova consolidated implied equity value per diluted Cnova share of $4.01 to $5.80, with $4.76 being the midpoint of the range.

(ii)	Synergies Discounted Cash Flow

MMA performed a discounted cash flow analysis of the Cnova estimated synergies to calculate the estimated net present value of:

•	the free cash flows from synergies (calculated as EBITDA adjusted for tax, for the time period from January 1, 2016 to December 31, 2024, based on the Cnova estimated synergies projection prepared by Cnova management for the period from January 1, 2016 to December 31, 2028 as extrapolated by MMA until 2024); and
•	the terminal value of the Cnova estimated synergies.

MMA used exchange rate of 3.56 reals per U.S. dollar to translate the Cnova estimated synergies from reals into U.S. dollars.

MMA, using its professional judgment and expertise, calculated a range of terminal values for the Cnova estimated synergies at the end of the forecast period by applying a perpetual growth rate of 4.47% of the free cash flow of the Cnova estimated synergies for the terminal period based on the long-term inflation rate in Brazil estimated by the IMF. The free cash flow and the range of terminal values were then discounted to present values using discount rate of 17.9%, which was based on Via Varejo’s weighted average cost of capital (as calculated by MMA in its professional judgment), adjusted for the execution risk by 300 basis points.

Based on this analysis, MMA arrived at the present value of the Cnova estimated synergies of $232 million. For purposes of this analysis, MMA, in consultation with the Cnova management, assumed that the value of the Cnova estimated synergies generated by the Reorganization should be divided equally between Via Varejo and Cnova.

Purchase Price Computation

The Reorganization Agreement defines the cash balancing payment as the “Cash Purchase Price” and for purposes of its analysis, MMA referred to the cash balancing payment as the “purchase price.” Pursuant to the terms of the Reorganization, the purchase price is payable by Via Varejo to Cnova based on the difference in the implied valuation of Cnova Brazil post-Reorganization and the implied value of Via Varejo’s 21.9% stake in Cnova, with the Reorganization being reflected in such Cnova valuation on a pro-forma basis. For purposes of calculating the purchase price, MMA used the ranges of the implied equity value of Cnova Brazil and Cdiscount and the present value of the Cnova estimated synergies, in each case as discussed above.

MMA calculated the post-Reorganization valuation range of Cnova Brazil to be as follows:

•	Low end: $469 million, being the sum of the value of Cnova Brazil on a stand-alone basis ($353 million) and 50% of the Cnova estimated synergies ($116 million);
•	Mid-point: USD 538 million, being the sum of the value of Cnova Brazil on a stand-alone basis ($422 million) and 50% of the Cnova estimated synergies ($116 million); and
•	High end: $623 million, being the sum of the value of Cnova Brazil on a stand-alone basis ($507 million) and 50% of the Cnova estimated synergies ($116 million).

MMA then calculated the valuation range of Cnova to be as follows:

•	Low end: $1,890 million, being the sum of the value of Cnova Brazil post-Reorganization ($469 million) and the value of Cdiscount on a stand-alone basis ($1,421 million);
•	Mid-point: $2,221 million, being the sum of the value of Cnova Brazil post-Reorganization ($538 million) and the value of Cdiscount on a stand-alone basis ($1,683 million); and
•	High end: $2,682 million, being the sum of the value of Cnova Brazil post-Reorganization ($623 million) and the value of Cdiscount on a stand-alone basis ($2,060 million).

Based on this analysis, the value of Via Varejo’s 21.9% ownership stake of Cnova was calculated to be in the range of $414 million to $588 million with $487 million being the mid-point of the range. This valuation range indicated a purchase price range of $54 million to $34 million with $51 million being the purchase price based on mid-point of the valuation range.

Implied Post-Reorganization Valuation of Cnova

MMA calculated the implied post-Reorganization valuation range of Cnova to be as follows:

•	Low end: $4.24 per share based on the implied equity value of Cdiscount of $1,421 million, the purchase price of $54 million, the projected tax impact of the Reorganization and the 346 million diluted Cnova ordinary shares projected to be outstanding post-Reorganization as a result of retirement of the Cnova ordinary shares held by Via Varejo;
•	Mid-point: $4.99 per share based on the implied equity value of Cdiscount of $1,683 million, the purchase price of $51 million, the projected tax impact of the Reorganization and the 346 million diluted Cnova ordinary shares projected to be outstanding post-Reorganization as a result of retirement of the Cnova ordinary shares held by Via Varejo; and
•	High end: $6.04 per share based on the implied equity value of Cdiscount of $2,060 million, the purchase price of $34 million, the projected tax impact of the Reorganization and the 346 million diluted Cnova ordinary shares projected to be outstanding post-Reorganization as a result of retirement of the Cnova ordinary shares held by Via Varejo.

General

MMA was engaged by Casino to prepare its report, among other services as a financial advisor to the Casino board of directors in connection with the Reorganization, primarily because of its knowledge of Cnova, Cnova Brazil and e-commerce markets in France and Brazil, its reputation and experience in providing financial advice in transactions similar to the Reorganization and other strategic transactions, in particular, involving companies listed in Paris and the United States (such as Cnova), and its experience with valuation of businesses and securities.

For various services performed during the two-year period preceding the delivery of the MMA report MMA received from Casino Group financial advisory fees of approximately US$3.8 million, excluding compensation in connection with the Reorganization.

MMA is expected to receive customary compensation in connection with its services as financial advisor in connection with the Reorganization. MMA’s fees for this engagement will be approximately US$0.9 million, with up to an additional US$1.1 million which may be paid to MMA in Casino’s sole discretion. This fee arrangement reflects market practices for similar engagements and Casino’s assessment of the value of the services performed by MMA in connection with the Reorganization.

Copies of the MMA report dated May 10, 2016 are available for inspection and copying at the principal executive offices of Cnova during regular business hours by any interested holder of Cnova ordinary shares or their representative who has been so designated in writing.

Via Varejo Financial Advisors Materials

Valuation Report of Santander

The following describes the material information included in financial advisor materials provided by Santander to the Via Varejo special committee that are materially related to the Reorganization. The summaries are qualified in their entirety by reference to the relevant financial advisor materials which is included as Exhibit (c)(5) to the Transaction Statement, which are incorporated herein by reference. Such descriptions do not purport to be complete. Cnova shareholders are encouraged to read carefully the relevant financial advisor materials in their entirety before making any decisions.

Santander was engaged to assist the Via Varejo special committee, a committee established to comply with the guidelines of CVM Staff Bulletin (Parecer de Orientação da Comissão de Valores Mobiliários) No. 35 and Via Varejo’s related-party transaction policy, exclusively in connection with the Reorganization. Santander delivered the Santander valuation report consolidating the analysis performed to assist the Via Varejo special committee and indicating, based on such analysis, a valuation range for Cnova’s shares and a valuation range for Cnova Brazil’s capital stock.

You should consider the following when reading the discussion of the Santander valuation report below:

•	The summary of the Santander valuation report set forth below is qualified in its entirety by reference to the full text of the report. A free translation of the complete copy of the Santander valuation report, dated August 5, 2016, which sets forth, among other things, the factors considered, procedures followed, assumptions made and qualifications and limitations on the scope of review undertaken in preparing the Santander valuation report, has been filed with the SEC as Exhibit (c)(5) to the Transaction Statement, and is incorporated herein by reference. You are urged to read the Santander valuation report carefully and in its entirety.
•	The Santander valuation report was addressed to, and provided for the information and benefit of, the Via Varejo special committee in connection with their evaluation of the Reorganization. The Santander valuation report is not, and was not intended to be, a fairness opinion or appraisal report (laudo de avaliação) and does not purport to indicate whether the Reorganization is fair, from a financial point of view, to any party and, except as expressly discussed therein, did not address any other aspects or implications of the Reorganization. The Santander valuation report does not constitute a recommendation or opinion, express or implied, to the Via Varejo special committee or to any other persons in respect of the Reorganization or any other transaction.

The Santander valuation report was prepared by Santander based on:

•	the audited consolidated financial statements of Cnova and Cnova Brazil for the fiscal years ended on December 31, 2013, 2014 and 2015 and the unaudited interim financial statements for the six-month period ended on June 30, 2016 (which we refer to as the “Cnova financial statements”);
•	public information regarding the business sectors in which Cnova and Cnova Brazil operate;
•	the Cnova business plan and the Cnova estimated synergies, each as discussed in the section entitled “Special Factors—Certain Cnova Unaudited Financial Projections”;
•	information regarding a potential reduction of the inventories of Via Varejo and Cnova Brazil after the Reorganization based on studies prepared by Via Varejo;
•	other information prepared or supplied by Via Varejo, Cnova and Cnova Brazil and/or discussed with their representatives and external advisors; and
•	other publicly available information (including publicly available market studies and sell-side research analyst reports), in addition to projections, estimates and analysis based on Santander’s expertise and experience.

Santander was asked by the Via Varejo special committee to analyze, strictly from an economic and financial perspective, the potential synergies that Via Varejo could capture as a result of the Reorganization and used the Cnova estimated synergies as a base for its analysis. Santander has not conducted any investigation, independent verification or due diligence regarding the Cnova estimated synergies and viability. Therefore, Santander assumes that the Cnova estimated synergies are complete and accurate and reflect the then-current best estimates of the companies. Santander does not express any opinion on potential effects of the Reorganization to Via Varejo or any other entity and assumes no liability with respect to the results of the Reorganization.

Santander assumed that all information provided to Santander or, in any form, made available by Via Varejo, Cnova or Cnova Brazil or discussed with their representatives (i) is true, complete and correct for the purposes of the Santander valuation report, (ii) reflects the best then-existing estimates on the date of the Santander valuation report, and the best judgment of Cnova and Cnova Brazil and their management regarding their expectations of future performance, and (iii) between the date the information was supplied until the date of the Santander valuation report, to the best of Santander’s knowledge, there were no material modifications to the business, corporate purpose, financial situation, assets, liabilities, business perspectives, commercial transactions or in the number of shares of the companies’ capital stock, nor any other significant events that could potentially cause the information provided to Santander to become incorrect or imprecise in any material respect or that could potentially have a material effect on the results of the Santander valuation report.

Santander does not assume and did not assume responsibility for any independent investigation and did not independently verify, and was not asked to verify, any information that is publicly available or disclosed to Santander in any form, related to the companies, or in any form used in the Santander valuation report, including, without limitation, any operational or financial information, provisions, estimates or projections, considered in the financial valuation of the companies, including the Cnova estimated synergies. With regard to Cnova and Cnova Brazil and their respective controlled or affiliated entities, Santander did not conduct any (i) valuation of assets or liabilities (including any contingency, obligation or off-balance sheet debt); (ii) review or due diligence financial statements; (iii) technical due diligence of operations; (iv) evaluation of solvency; (v) physical inspection of the real estate properties, installations or assets or (vi) verification about the potential contingencies arising from possible irregularities potentially committed in inventory management in Cnova distribution centers in Brazil which were the subject of an investigation conducted by legal advisors and external accountants hired by Cnova.

The estimates and projections contemplated in the Santander valuation report are subject to uncertainties, especially regarding estimates and projections. There is no assurance that the estimates and projections used in the Santander valuation report will be achieved. The actual future results may differ significantly from those used in the Santander valuation report. Santander undertakes no responsibility regarding the referred estimates and projections, including the manner in which they were prepared. The Santander valuation report uses a valuation date as of June 30, 2016. Santander is not obliged to, at any time, update, review, correct or restate any information contained in the Santander valuation report, or to supply any additional information regarding the Santander valuation report.

For its analysis based on the discounted cash flow methodology, Santander assumed a macroeconomic scenario as compiled and published by the Brazilian Central Bank and described in the Santander valuation report, which may differ substantially from future results.

The Santander valuation report provides only an estimate, according to Santander’s criteria, of the value derived from the discounted cash flow evaluation methodology, from trading multiple valuation based upon comparable companies and from multiples of precedent transactions, as the case may be, which are methodologies largely used in financial evaluations but which do not evaluate any other aspect or implication of the Reorganization, except where expressly mentioned with respect to the Cnova estimated synergies and potential reduction of the inventories of Via Varejo and Cnova Brazil.

The results presented in the Santander valuation report, except regarding the Cnova estimated synergies, refer exclusively to the individual companies on a stand-alone basis. Additionally, the Santander valuation report does not consider any strategic and commercial considerations regarding the Reorganization or other transactions.

The following is a summary of the material analyses undertaken by Santander in connection with the rendering of its Santander valuation report. The summary includes information presented in tabular format. In order to understand fully the financial analyses performed by Santander, the tables must be read together with the text of the summary. The tables alone do not constitute a complete description of the financial analyses.

Santander performed analysis using three valuation methodologies: discounted cash flow, trading multiples of comparable companies and transaction multiples involving comparable companies. All three methodologies consider a sum of parts approach that individually value Cnova Brazil, Cdiscount and the holding company that owns Cnova Brazil and Cdiscount (which we refer to as “Holding”). Santander views the discounted cash flow analysis as the most appropriate methodology because it considers Cnova and Cnova Brazil’s operational cash flow discounted by its respective cost of capital, based on their respective operational aspects and specificities. In this sense, the risk profile and the cash generation potential of these companies are projected in more detail.

Discounted Cash Flow Analysis

Santander performed a fundamental analysis based on long-term financial projections of the companies and the Cnova business plan to obtain a range of their net present values. This analysis reflects the best estimates of Cnova’s management as to the future financial performance (stand-alone) expected for the companies, captures prospects for long-term growth, identifies key value creation factors and allows Cnova to evaluate the sensitivity of each of these factors but projections may be affected by subjective considerations.

The ranges were determined in each case by adding the “present value” of projected free cash flows based on the Cnova business plan for 2016-2018, an extrapolation of the Cnova business plan based on market projections by dedicated market research by E-bit and Buscapé for 2019-2025 and the “terminal value” for 2025. “Present value” refers to the current value of future cash flows obtained by discounting such future cash flows at a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns, and other appropriate factors. “Terminal value” refers to the value of a particular asset based on cash flows occurring after the ten-year forecast period.

In calculating the terminal values at the end of the period, Santander applied a nominal perpetuity growth rate of free cash flow in 2025 of 6.5% for Cnova Brazil (a 2% real growth), 2.5% for Cdiscount (a 0.5% real growth) and 2% for Holding (zero real growth). The free cash flows and terminal values were then discounted back to June 30, 2016, using a real-based weighted average cost of capital of 15.4% for Cnova Brazil and a euro-based weighted average cost of capital of 7.6% for Cdiscount and Holding.

In order to assess the equity value, Santander considered certain adjustments to the enterprise value for cash and net debt, working capital normalization and certain provisions, as detailed in the Santander valuation report. These adjustments resulted in a deduction equivalent to US$340 million to the enterprise value of Cnova Brazil, a deduction equivalent to US$206 million to the enterprise value of Cdiscount and an addition equivalent to US$127 million for Holding.

Based on the discounted cash flow methodology and the assumptions discussed above, Santander derived a range of implied values, as set forth in the following table:

	Low	High	Midpoint
	(in US$ million)
Cnova Brazil	410	453	431
Cdiscount	1,580	1,746	1,663
Holding	26	29	28
Cnova	2,016	2,228	2,122

Trading Multiples Analysis

Santander performed an analysis based on the implied multiples of comparable listed companies, which is based on the assumption that market prices reflect investors' expectations about the future performance of the industry. Multiples were applied on historical and projected results for each of the comparable companies. This methodology is one of the simplest and most widely used and assumes that the company to be valued presents growth prospects, operating efficiency, capital cost, etc. similar to the selected comparable companies. The disadvantages of this methodology are that it is difficult to obtain truly comparable companies and that the relatively small universe of companies affects the quality of the analysis.

Santander determined that the multiple that best estimated the companies’ value was EV/Sales, which means the value of the enterprise which contemplates the equity value plus net debt and participation of non-controlling shareholders, divided by net revenue. Santander used estimated net revenue for 2016 and 2017 for each of the comparable companies and the results of this analysis are summarized as follows:

	EV/Sales 2016E	EV/Sales 2017E
Cnova
pre-Reorganization announcement	0.29x	0.26x
Current	0.68x	0.61x

Latin America
B2W	0.67x	0.60x
Latin America average	0.67x	0.60x
Latin America median	0.67x	0.60x

North America
Amazon.com	2.60x	2.13x
North America average	2.60x	2.13x
North America median	2.60x	2.13x

	EV/Sales 2016E	EV/Sales 2017E

Europe
AO World Plc	0.82x	0.68x
Delticom AG	0.30x	0.28x
SRP Groupe S.A.	0.97x	0.81x
Verkkokauppa.com	0.73x	0.64x
Banzai S.p.A.	0.40x	0.33x
Qliro Group AB	0.36x	0.36x
Europe average	0.60x	0.52x
Europe median	0.57x	0.50x

Asia
JD.com Inc.	0.69x	0.52x
Vipshop Holdings	1.01x	0.79x
Dangdang	0.17x	0.14x
Asia average	0.62x	0.48x
Asia median	0.69x	0.52x

Global average	1.12x	0.93x
Global median	0.68x	0.56x

Santander did not use EV/EBITDA multiples because Cnova Brazil has negative earnings before interest, taxes, depreciation and amortization (which we refer to as “EBITDA”) for 2016 and is expected to reach stable margins compatible with its operations by 2022, which would distort any comparison.

Santander used the Latin American average multiples in its analysis of Cnova Brazil and applied a 39.2% discount to reflect the lower free cash flow yield (in terms of net revenues) of Cnova Brazil when compared to that of B2W in 2018, when Cnova Brazil is expected to have completed its initial ramp-up. This resulted in multiples of 0.41x and 0.37x for 2016 and 2017, respectively.

Santander used the European average multiples in its analysis of Cdiscount and applied a 24.2% discount to reflect the lower free cash flow yield (in terms of net revenues) of Cdiscount when compared to that of its European peers. This resulted in multiples of 0.45x and 0.39x for 2016 and 2017, respectively.

In order to assess the equity value, Santander considered certain adjustments to the enterprise value for cash and net debt, working capital and certain provisions. As detailed in the Santander valuation report, the adjustments to the enterprise value in the case of the multiple-based methodology differ from those of the discounted cash flow as it incorporates debt resizing adjustment to reflect the companies’ practice of receivable factoring. This adjustment is intended to level Cnova Brazil and Cnova to comparable listed companies. These adjustments resulted in a deduction equivalent to US$773 million to the enterprise value of Cnova Brazil, a deduction equivalent to US$397 million to the enterprise value of Cdiscount and an addition equivalent to US$127 million for Holding.

Based on the trading multiples of comparable companies’ methodology and the assumptions discussed above, Santander derived a range of implied values, as set forth in the following table:

	Low	High	Midpoint
	(in US$ million)
Cnova Brazil	294	325	310
Cdiscount	611	675	643
Holding	26	29	28
Cnova	931	1,029	980

Transaction Multiples Analysis

Santander performed an analysis based on the multiples of comparable transactions, which reflects factors such as control premium, strategic value and supply and demand. Multiples were applied on historical and projected results for each of the comparable companies. This methodology is one of the simplest and most widely used but is limited as it is not adjusted to reflect specifics of each transaction, such as subjective valuations, synergies, escrow accounts, and payment conditions; market and industry conditions; or the parties’ positioning and motivations at the time of the transaction. In addition, it is difficult to obtain truly comparable companies and detailed disclosure on all terms of the transactions.

Santander determined that the multiple that best estimated the companies’ value was EV/Sales, which means the value of the enterprise which contemplates the equity value plus net debt and participation of non-controlling shareholders, divided by net revenue. The comparable transactions for which an EV/Sales multiple was available are summarized as follows:

Date	Acquirer	Target	Country	EV/Sales
May 2016	B2W shareholders	B2W	Brazil	0.54x
Jan. 2014	Lojas Americanas / Tiger Global	B2W	Brazil	0.93x
Aug. 2013	Magazine Luiza	Campos Floridos	Brazil	1.61x
Brazil average				1.03x
Brazil median				0.93x

Jan. 2016	Carrefour	Rue du Commerce	France	0.09x
July 2012	Naspers	Dante International	Romania	0.69x
Feb. 2012	Ahold	Bol.com	Netherlands	0.99x
Oct. 2011	Altarea Cogedim	Rue du Commerce	France	0.31x
Apr. 2011	CDON Group	Tretti AB	Sweden	0.76x
Europe average				0.57x
Europe median				0.69x

Global average				0.74x
Global median				0.73x

Santander did not use EV/EBITDA multiples because Cnova Brazil has negative EBITDA for 2016 and is expected to reach stable margins compatible with its operations by 2022, which would distort any comparison.

Santander used the Brazilian average multiples for Cnova Brazil and the European average multiples for Cdiscount and applied both to the respective actual net revenue for 2015 and estimated net revenue for 2016.

In order to assess the equity value, Santander considered certain adjustments to the enterprise value for cash and net debt, working capital and certain provisions. As detailed in the Santander valuation report, the adjustments to the enterprise value in the case of the multiple-based methodology differ from those of the discounted cash flow as it incorporates debt resizing adjustment to reflect the companies’ practice of receivable factoring. This adjustment is intended to level Cnova Brazil and Cnova to companies involved in comparable transactions. These adjustments resulted in a deduction equivalent to US$773 million to the enterprise value of Cnova Brazil, a deduction equivalent to US$397 million to the enterprise value of Cdiscount and an addition equivalent to US$127 million for Holding.

Based on the comparable transactions methodology and the assumptions discussed above, Santander derived a range of implied values, as set forth in the following table:

	Low	High	Midpoint
	(in US$ million)
Cnova Brazil	772	854	813
Cdiscount	930	1,028	979
Holding	26	29	28
Cnova	1,728	1,910	1,819

Synergies from the Reorganization

Because the Reorganization is only expected to be consummated in the second half of 2016, Santander adjusted the Cnova estimated synergies by applying a more conservative ramp-up curve for 2016.

Via Varejo also estimated a potential reduction of the inventories of Via Varejo and Cnova Brazil of approximately 22.3% in the safety stock level of the stock related to common items of the combined operation.

Santander, through discussions with Via Varejo and Cnova Brazil’s management and consistent with the assumptions of the Cnova business plan, also estimated additional impacts of potential synergies regarding factoring costs over new revenues and impacts on working capital due to additional sales and costs.

Santander calculated the net present value of the various synergies and effects of the Reorganization for the period 2016-2018 using a real-based weighted average cost of capital of 18.4%, a 20% premium over Cnova Brazil’s weighted average cost of capital to reflect execution risk. Santander assumed a nominal perpetuity growth rate of free cash flow in 2018 of 4.5% (zero real growth).

The net present value of the synergies from and the effects of the Reorganization discussed above is estimated to be US$381 million, or US$247 million without the reduction in inventories projected by Via Varejo.

General

The preparation of financial-economic valuations is a complex process that involves subjective judgments, and is not subject to partial analysis. Santander does not attribute specific importance to certain factors contemplated in the Santander valuation report, but rather performed a qualitative analysis of the importance and relevance of the totality of the factors considered therein. Santander reached a final conclusion based on the results of all the analyses made, considered as a whole, and did not come to conclusions based on, or related to, any of the factors or methods individually taken into consideration in the analysis. In this sense, the Santander valuation report must be analyzed as a whole and the analysis of selected parts, summaries or specific aspects of the Santander valuation report, without the knowledge and analysis of the Santander valuation report in its entirety, may result in an incomplete and incorrect understanding of the analysis performed by Santander and the conclusions contained in the Santander valuation report.

Santander’s qualifications to render the Santander valuation report arise from its extensive experience as an internationally recognized investment banking firm engaged, among other things, in the valuation of retail, e-commerce and other businesses and their securities, in Brazil and elsewhere, in connection with tender offers, mergers and acquisitions, restructurings, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

Santander is not aware of any conflicts of interest that may affect the preparation of the Santander valuation report. For the preparation of the Santander valuation report, Santander will receive R$3.4 million (or approximately US$1.05 million based on an exchange rate of 3.2485 Brazilian real per dollar, the closing exchange rate for the New York market on Monday, September 12, 2016, as published in the Wall Street Journal, which we refer to as the “September 12, 2016 real exchange rate”) in compensation from Via Varejo which does not depend on completion of the Reorganization or the findings and conclusions of the Santander valuation report. Via Varejo has also agreed to reimburse Santander for its reasonable travel and out-of-pocket expenses incurred in connection with its engagement, including the reasonable fees and expenses of its counsel, and to indemnify Santander and its affiliates against specific liabilities and expenses arising out of its engagement.

Santander and its affiliates have provided, currently are providing and in the future may provide certain investment banking, commercial banking and other similar financial services to Via Varejo, its controlled and affiliate entities, as well as its controlling companies unrelated to the Reorganization, for which services Santander and its affiliates have received and expect to receive compensation. During the two-year period prior to the date hereof, Santander and its affiliates have provided or are providing the following services to Groupe Casino and its affiliates: (i) financial advisor to Casino’s Board in May 2015, (ii) bookrunner and dealer roles in relation to euro debt capital markets activities of Casino, (iii) lender under bilateral and syndicated credit facilities, terms loans, project finance (iv) counterparty for market operations, and (v) financial advisor to Via Varejo in 2014, for which services Santander and its affiliates received since January 2014 aggregate fees of approximately €4.5 million (or approximately US$5.06 million based on the September 12, 2016 euro exchange rate).

Santander has provided, directly or through affiliated entities, certain financial services and investment banking services to Via Varejo, its controlled and affiliated entities, as well as to its controlling companies, for which it has received compensation, continues to provide the aforementioned services and may, at any moment, provide them again. Santander, directly or through affiliated entities, is or may become a creditor of Via Varejo, its controlled or affiliated entities, as well as of its controlling companies, in certain financial transactions, as well as may increase or reduce the volume of the financial transactions with these entities.

In the ordinary course of business, Santander may provide investment banking services and other financial services to the companies and their affiliates, as well as trade, directly or through affiliated entities, securities issued by Via Varejo, its controlled and affiliate entities, as well as its controlling companies, on its behalf or on behalf of its clients and, consequently, may, at any time, hold equity positions, long or short, of the above mentioned securities. Furthermore, the professionals of its equity research department and other divisions may use in their analysis and publications different operational and market assumptions and different methodologies than the ones used in the preparation of this Santander valuation report, in such a way that the research reports and other publications prepared by them may contain different results and conclusions than the ones presented herein. Santander has policies and procedures to preserve the independence of its research analysts, who may have views different than the ones from the investment banking department. Santander also has policies and procedures to preserve the independency between the investment banking and other departments and areas of Santander, including, but not limited to, asset management, proprietary trading desk of securities, debt instruments, and other financial instruments. Other companies related to Santander may also hold, directly or indirectly, through vehicles managed by them, shares or other securities issued by the Company.

Other valuations of companies and sectors prepared by Santander may treat market assumptions differently from the Santander valuation report, and the research department and other departments of Santander and affiliated entities can use in their analyses, reports and publications, different estimates, projections and methodologies than the ones used in the Santander valuation report, and such analyses, reports and publications may contain different conclusions than the ones described in the Santander valuation report.

Santander has confirmed that the Via Varejo special committee, Via Varejo board of directors, its shareholders and management did not lead, interfere, limit, difficult or perform any acts which compromised the access, use or knowledge of information, assets, documents or methodologies relevant for the quality of conclusions contained in the Santander valuation report, nor did it determine or restrict the ability of Santander to determine the methods used to reach the conclusions presented in the Santander valuation report or restrict the ability of Santander to determine the conclusions presented in the Santander valuation report.

The Santander valuation report is available for inspection and copying by any interested holder or its representative designated in writing during regular business hours at the principal executive offices of Via Varejo located at Rua João Pessoa, 83, Centro, São Caetano do Sul, SP, Brazil. Via Varejo will provide a copy of the Santander valuation report, in either Portuguese or in English translation, upon written request and at the expense of the requesting holder or its representative designated in writing.

THE PARTIES TO THE TRANSACTIONS

Cnova N.V.

Cnova is a Netherlands public limited liability company (naamloze vennootschap) incorporated on May 30, 2014 under Dutch law. Cnova serves 14 million active customers via state-of-the-art websites: Cdiscount in France, Brazil, and Ivory Coast; Extra.com.br, Pontofrio.com and Casasbahia.com.br in Brazil. Cnova’s product offering of nearly 37 million items (including items sold through its marketplace platforms) provides its clients with a variety of competitively priced goods, several fast and customer-convenient delivery options as well as practical payment solutions. The address of Cnova’s principal executive office and the phone number of its investor relations department are:

Cnova N.V.
WTC Schiphol Airport
Tower D, 7th Floor
Schiphol Boulevard 273
1118 BH Schiphol
The Netherlands
Tel.: +31 20 795 06 71

Cnova’s shares are listed on the NASDAQ Global Select and Euronext Paris stock exchanges under the ticker symbol “CNV.”

For additional information regarding Cnova, see “Important Information Regarding Cnova.”

Casino, Guichard-Perrachon

Casino and its group of affiliated companies (the “Casino Group”) is a leading food retailer in France and abroad. The Casino banner dates back to 1898, when Geoffroy Guichard created Société des Magasins du Casino and opened its first store in Veauche in central France. Since its humble beginnings, Casino Group has flourished and grown into an international leader in food, boasting, as of December 31, 2015, a total of 15,344 retail stores in various formats, across various channels. In furtherance of its flagship international retail operations, Casino Group has also developed other businesses connected with retail, such as financial services and commercial real estate. The address of Casino’s headquarters and the phone number of its investor relations department are:

Casino, Guichard-Perrachon
1, Esplanade de France, BP 306
42008 Saint-Etienne Cedex 2 – FRANCE
Tel.: +33 4 77 45 31 31

Retail Operating Segments. Historically, five segments have comprised Casino’s retail operations:

•	France Retail. In fiscal year 2015, the France Retail segment accounted for 41% of net sales and 23% of trading profit and, as of December 31, 2015, operated nearly 10,000 retail stores: (i) 117 Géant Casino hypermarkets; (ii) 408 Casino Supermarkets; (iii) 867 Franprix stores; (iv) 698 premium stores (Monoprix); (v) 810 discount stores (Leader Price); (vi) 6,916 convenience stores; and (vii) 146 stores in the Indian Ocean region (Vindémia).
•	LatAm Retail and LatAm Electronics. LatAm Retail and LatAm Electronics comprise Casino Group’s Latin American retail operations and span four countries: Brazil, Colombia, Argentina and Uruguay. In 2015, LatAm Retail and LatAm Electronics accounted for 32% and 11% of net sales and 49% and 19% of trading profit, respectively.
•	Asia. On December 15, 2015, Casino announced a strategic delivering plan for the Casino Group which included plans to exit its Asian retail operations. On February 7, 2016, Casino agreed to sell its 58.6% stake in Big C Thailand to TCC Group for €3.1 billion, excluding debt, and on April 29, 2016, Casino agreed to sell its Big C Vietnam business to Thai conglomerate Central Group for €1 billion, including debt.

•	E-commerce. In 2014, the Casino Group created Cnova to regroup and centralize its e-commerce activities. Cnova launched an initial public offering on NASDAQ Global Select under the ticker symbol “CNV” in November of the same year. As part of the reorganization transaction, Casino and Intermarché also signed a purchasing cooperation agreement effective from 2015.

Casino’s shares are listed on the Euronext Paris stock exchange (Compartment A) under the ticker symbol “CO.”

Companhia Brasileira de Distribuição

CBD is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale, as well as electronic channels. Established in 1948 and headquartered in São Paulo, CBD operates in 20 Brazilian states and the Federal District. The address of CBD’s principal executive office and the phone number of its investor relations department are:

Companhia Brasileira de Distribuição
Av. Brigadeiro Luís Antônio, 3235
Jardim Paulista CEP 01402-901
São Paulo SP Brasil
Tel.: (55 11) 3886-0533

CBD Business Units. In order to better serve consumers across CBD’s diversified shopping experiences, CBD employs a multi-business and multi-channel platform with brick-and-mortar stores and e-commerce operations divided into five business units.

•	Multivarejo. Multivarejo operates CBD’s supermarket, hypermarket and Minimercado store formats, as well as fuel stations and drugstores under the Pão de Açúcar and Extra banners.
•	Assaí. Assaí operates in the cash-and-carry wholesale segment.
•	Via Varejo. Via Varejo is a brick and mortar electronics and home appliances retailer operating under the name Casas Bahia and Pontofrio banners.
•	GPA Malls. GPA Malls is responsible for managing the real estate assets, expansion projects and new store openings; and Cnova, its e-commerce segment, which consists of Cnova Brazil, Cdiscount in France and their international websites.

CBD’s common shares and preferred shares are listed on the São Paulo Stock Exchange under the ticker symbols “PCAR3” and “PCAR4”, respectively, and its American Depository Receipts are listed on the New York Stock Exchange under the ticker symbol “CBD.”

Via Varejo S.A.

Via Varejo is a brick and mortar Brazilian retailer with more than 60 years of history and tradition in the Brazilian consumer electronics and furniture markets. Via Varejo owns more than 1,000 stores and is present in nearly 300 municipalities in 18 Brazilian states, as well as the Federal District. Via Varejo is committed to contributing to Brazil‘s growth, its economic prosperity and the generation of jobs and income, employing a staff of more than 60,000 and serving approximately 50 million customers. The address of Via Varejo’s principal executive office and the phone number of its investor relations department are:

Via Varejo S.A.
 Avenida Conde Francisco Matarazzo, 100 - 4th floor
Zip Code: 09520-120
São Caetano do Sul - SP
Tel.: +55 11 4225 6000

The Via Varejo Brands. Three brands primarily comprise Via Varejo.

•	Casas Bahia. Considered the 6th most valuable retail brand in Latin America and the 2nd in Brazil, according to the 2014 “Best Retail Brands” ranking, the chain is present in 17 Brazilian states, in addition to the Federal District. With more than 600 stores, Casas Bahia is focused on turning the dreams of its customers into reality, facilitating access to credit and adopting a management model focused on simplicity, respect and total dedication to its employees, customers, suppliers and business partners.

•	Pontofrio. With over 60 years of tradition, Pontofrio offers consumers the best shopping experience, featuring the appropriate technology to meet their needs. The company works with a product mix composed of the major releases on the market, offered to customers in a modern and comfortable setting. The chain currently has more than 360 stores across nine Brazilian states in the South, Southeast and Midwest regions, as well as in the Federal District.
•	Bartira. Bartira is one of the largest furniture manufacturers in Latin America in its segment. With over 100,000 m² of built area, it makes furniture for bedrooms, kitchens and living rooms, among other things, with an annual production of more than three million pieces of furniture, which are sold exclusively at Casas Bahia and Pontofrio stores.

Via Varejo’s ordinary shares and preferred shares are listed on the São Paulo Stock Exchange under the ticker symbols “VVAR3” and “VVAR4”, respectively. Via Varejo units are listed on the São Paulo Stock Exchange under the ticker symbol “VVAR11.”

THE TRANSACTIONS

Overview of the Transactions

On August 8, 2016, Cnova, Cnova Brazil and Via Varejo entered into the Reorganization Agreement, which provides for the reorganization of Cnova’s Brazilian subsidiary, Cnova Brazil, within Via Varejo. Also on August 8, 2016, Casino executed the Casino-Cnova undertakings letter addressed to the Cnova transaction committee, pursuant to which Casino agreed that it will offer to purchase any and all issued and outstanding Cnova ordinary shares and all Cnova ordinary shares that are or may become issuable prior to the expiration of the Offers due to the exercise of outstanding Cnova share awards, it being understood that the Cnova ordinary shares held, directly or indirectly, by Casino or CBD will not be tendered for purchase in the Offers.

The Cnova Brazil Reorganization

Cnova and Via Varejo have agreed, pursuant to the Reorganization Agreement, to a series of transactions that will result in Via Varejo becoming the owner of substantially all of the assets and liabilities of Cnova Brazil in the Reorganization. As a result of the Reorganization, Cnova will receive:

•	all of the ordinary shares of Cnova currently indirectly held by Via Varejo (representing approximately 21.9% of Cnova’s share capital as of the date of this supplemental information statement);
•	the cash balancing payment of approximately R$16.5 million, subject to adjustment as described in the section entitled “The Transaction Agreements—The Reorganization Agreement—Balancing Payment Adjustment”; and
•	the special voting shares underlying the special voting depository receipts that are currently held by a wholly owned subsidiary of Via Varejo.

In addition, Via Varejo has agreed to cause Cnova Brazil to repay the outstanding loan obligations which it currently owes to Cnova and Cnova Finança, together with all interest and any other accrued amounts up to the payment date (we refer to such principal amount, interest and other accrued amounts as the “repayment amount”), no later than five business days following the closing of the Reorganization. As of July 31, 2016, the aggregate principal amount and accrued interest owed under such loan agreements was approximately R$511.0 million. As a result of the Reorganization, Via Varejo will become the sole shareholder of Cnova Brazil and will no longer be a shareholder of Cnova.

Implementation of the Reorganization

The Reorganization Agreement provides that the Reorganization will be implemented through the following series of transactions (which we refer to as the “reorganization steps”):

•	Capitalization of VV Part. Via Varejo will contribute to VV Part Participações S.A., a non-operational holding, wholly-owned subsidiary organized under the laws of Brazil (which we refer to as “VV Part”), as a capital increase: (a) all of the issued and outstanding shares of Via Varejo Holding S.à.r.l., a wholly-owned subsidiary of Via Varejo organized under the laws of Luxembourg, which we refer to as “VV LuxCo,” which indirectly holds 96,790,798 Cnova ordinary shares, representing all of Via Varejo’s interest in Cnova through Via Varejo Holding Netherlands B.V., a wholly owned subsidiary of VV LuxCo, organized under the laws of the Netherlands, which we refer to as “VV DutchCo”; (b) the balancing payment plus the Estimated Adjustment Amount; and (c) additional cash in an amount necessary for VV Part to be sufficiently capitalized prior to the completion of the VV Part merger (as defined below).
•	VV Part merger. Immediately prior to the VV Part merger, VV LuxCo will be a wholly owned subsidiary of Cnova Brazil, which will then hold a 21.9% indirect interest in Cnova. VV Part will merge with and into Cnova Brazil, with Cnova Brazil surviving the merger, which we refer to as the “VV Part merger,” and Cnova Brazil will issue common stock to Via Varejo as consideration for the VV Part merger.
•	Cancellation of Via Varejo’s Special Voting Depository Receipts. Concurrently with the VV Part Merger, the special voting depositary receipts held by VV DutchCo will be cancelled by Stichting Cnova Special Voting Shares, a foundation organized under the Laws of the Netherlands, because as of that moment, VV DutchCo will no longer meet the requirements for holding special voting depositary receipts. Subsequently, Stichting Cnova Special Voting Shares will transfer to Cnova for no consideration, the special voting shares for which VV DutchCo's special voting depository receipts have been cancelled.

•	Creation of the special distribution shares. Following the completion of the VV Part merger, Cnova will, by means of an amendment to its articles of association, convert the Cnova ordinary shares held by VV DutchCo into a separate class of special distribution shares (which we refer to as the “special distribution shares”).
•	Distribution of Cnova Shares and Cancellation of the special distribution shares. Following the creation of the special distribution shares, Cnova will distribute to DutchCo an amount of Cnova Brazil shares with an aggregate value (based upon the pre-agreed per share values) equal to the value of the special distribution shares held by DutchCo, as a one-time restitution of the total equity in Cnova held by DutchCo in the form of a distribution in kind. Following such distribution, Cnova will cancel the special distribution shares and Cnova and Via Varejo will cause VV DutchCo to distribute the Cnova Brazil Distribution Shares to VV LuxCo and VV LuxCo, in turn, to distribute the Cnova Brazil Distribution Shares to Cnova Brazil, which shall subsequently cancel them.
•	Acquisition of Remaining Shares in Cnova Brazil. Following the completion of the distribution of the Cnova Distribution Shares, Cnova Brazil will purchase any remaining shares of Cnova Brazil held by Cnova, for the Estimated Cash balancing payment. Following this step, Cnova Brazil will be a wholly owned subsidiary of Via Varejo.
•	Repayment of the Cnova Brazil Shareholder Loan. No later than five business days following the completion of the preceding step, Via Varejo will cause Cnova Brazil to pay the repayment amount in satisfaction of the principal amount outstanding under existing loan agreements between Cnova Brazil, Cnova and Cnova Finança and all interest and other amounts accrued to the date of repayment. US$60 million of the repayment amount will be paid into escrow in connection with Cnova’s indemnification obligations under the Reorganization Agreement and the remaining portion of the repayment amount will be paid to Cnova.
•	Merger of Cnova Brazil into Via Varejo. As the final step in the Reorganization, as soon as the State of Rio de Janeiro grants the authorization for the transfer of Cnova Brazil’s differentiated tax regime to Via Varejo, Via Varejo will cause Cnova Brazil to be merged with and into Via Varejo under Brazilian law, with Via Varejo surviving the merger. The share capital of Via Varejo will not be impacted by this step and the number of shares of Via Varejo issued and outstanding shall remain unchanged.

The Offers by Casino

Casino has agreed pursuant to the Casino-Cnova Undertakings Letter to launch a tender offer promptly following the completion of the Reorganization to acquire any and all of the outstanding ordinary shares, par value €0.05 per share, of Cnova for US$5.50 per share in cash, without interest, it being understood that the shares held, directly or indirectly, by Casino or CBD will not be tendered for purchase in the Offers.

Casino’s tender offer to acquire all of the publicly held outstanding Cnova ordinary shares is expected to be made through two separate offers that will, unless otherwise required by applicable laws, close simultaneously:

•	a U.S. offer open to holders of Cnova ordinary shares who are located in the United States (we refer to such holders as “U.S. Holders” and to such offer as the “U.S. Offer”); and
•	a French offer open to holders of Cnova ordinary shares who are located in France and to holders of Cnova ordinary shares located anywhere outside of the United States and France if, pursuant to the local laws and regulations applicable to those holders, they are permitted to participate in the French offer (which we refer to as the “French Offer,” and together with the U.S. Offer, the “Offers”).

All offers to purchase and purchases made pursuant to the French Offer will be made outside of the United States. Casino expects that the Offers will be made on substantially the same economic terms.

The U.S. Offer. The U.S. Offer and purchases by Casino of Cnova ordinary shares from U.S. Holders will be made by means of an offer to purchase and Tender Offer Statement on Schedule TO, to be filed by Casino with the SEC upon commencement of the U.S. Offer. Casino expects that the U.S. Offer will be structured to be conducted in accordance with the U.S. federal securities laws, including Regulations 14D and 14E under the Exchange Act, except to the extent of any available exemptions from such regulations.

The French Offer. The French Offer is subject to the rules and regulations of the AMF, which provides a comprehensive scheme for the regulation of French tender offers and trading in French markets. Most notably, the French Offer is subject to the Reglement General (which we refer to as the “general regulation”) of the AMF. Because Casino already owns, directly or indirectly, more than 50% of Cnova’s equity and voting securities, the French Offer is being conducted pursuant to the “simplified procedures” of Article 233-1(1°) of the general regulation, which we refer to as the “simplified French Offer procedures.” Pursuant to French law, the French Offer will be presented to the public on behalf of Casino by its presenting investment bank, J.P. Morgan, with J.P. Morgan serving as the sole guaranteeing bank of the French Offer.

In France and in jurisdictions other than France and the United States (provided that the French Offer is permitted to be open to holders in these other jurisdictions without any further filing or document or release being required from Casino, Cnova or any other party), the French Offer will be communicated by means of a prospectus referred to as a note d’information or filed by a bank acting on behalf of Casino with the AMF and disclosed to investors by means of a summary press release, and by a responsive prospectus referred to as note d’information en réponse filed by Cnova with the AMF, as well as other information documents to be filed by Casino and Cnova. For the Offers to proceed, the French Offer must be declared “conforme” by the AMF, indicating that the terms of the French Offer comply with applicable regulations, and the note d’information must subsequently receive the visa of the AMF, indicating that the note d’information complies with applicable regulations.

Financial Terms of the Offers. Subject to the completion of the Reorganization, Casino has agreed to offer to purchase each outstanding Cnova ordinary share for US$5.50 in cash, without interest. The cash consideration paid to tendering holders of Cnova ordinary shares pursuant to the U.S. Offer will be paid in U.S. dollars. The cash consideration paid to tendering holders of Cnova ordinary shares pursuant to the French Offer will be paid in euros, based on an offer price of US$5.50 per Cnova ordinary share converted into euros. Because the French Offer is expected to be conducted pursuant to simplified French Offer procedures, Casino does not expect to be permitted to alter its offer price for Cnova ordinary shares. Consequently, Casino would also undertake not to alter its offer price for Cnova ordinary shares in the U.S. Offer as well.

Duration of the Offers. In general, the timetable and expiration date for the French Offer will be set by the AMF and Casino may not extend the offer period of the French Offer. Further, tender offers conducted pursuant to simplified French Offer procedures are generally only open for 10 French trading days following the opening of the French Offer. The U.S. Offer is required to be open for at least 20 business days following its commencement. Casino expects to seek to coordinate with the applicable regulators to so that the French Offer expires simultaneously with the U.S. Offer.

The Offers have not commenced and Casino’s agreement to commence the Offers is conditioned on the completion of the Reorganization. Although Casino has agreed to promptly commence the offers following the completion of the Reorganization at the price described above, the terms of the Offers described in this supplemental information statement have not been finalized and are subject to change. The definitive tender offer documents and any document containing a recommendation with respect to the offer statement (including any offer to purchase, any related letter of transmittal and other offer documents) and the solicitation/recommendation statement will set forth the definitive terms of the Offers and other important information that should be read carefully before any decision is made with respect to any Offer.

Intent to Vote in Favor of the Reorganization

As of the date of this supplemental information statement, Casino and each of its affiliates (including the respective directors and management of Casino and its affiliates) intend to vote all of the Cnova ordinary and special voting shares owned directly by them, directly or indirectly, in favor of the approval of the Reorganization. The record date for the Cnova extraordinary general meeting is September 29, 2016. As of the date of this supplemental information statement, Casino and its affiliates (including the respective directors and management of Casino and its affiliates) owned directly, in the aggregate, 408,227,914 Cnova ordinary shares and 405,727,914 Cnova special voting shares entitled to vote at the Cnova extraordinary general meeting, or collectively approximately 95.4% of the aggregate voting power entitled to vote at the extraordinary general meeting. As a result, the Reorganization is expected to be approved at the Cnova extraordinary general meeting, whether or not the unaffiliated Cnova shareholders support the Transactions.

Different Terms

All shareholders of Cnova will be treated as described in the section entitled “—Overview of the Transactions” above.

Provisions for Unaffiliated Cnova Shareholders

No provision has been made to grant unaffiliated Cnova shareholders access to corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

Appraisal Rights

Under Dutch law, security holders are not entitled to any appraisal rights or other similar rights in connection with the proposed Reorganization.

Additionally, if Casino and its group companies own 95% or more of the issued and outstanding ordinary share capital (geplaatst en uitstaand gewoon kapitaal) of Cnova and 95% or more of the voting interests in Cnova after completion of the Offers, Casino, acting on its own or with its group companies, would have the right, but not the obligation, to initiate a buy-out procedure (uitkoopprocedure) in accordance with Article 2:92a or 2:201a of the Dutch Civil Code (which we refer to as a “statutory buy-out”) and/or a takeover buy-out procedure in accordance with Article 2:359c of the Dutch Civil Code (which we refer to as a “takeover buy-out” and, together with the statutory buy-out, as a “buy out”) in order to acquire the remaining Cnova ordinary shares not tendered and not held by Casino and its group companies or Cnova. In such procedure, the competent Dutch court will determine the price to be paid for the shares of any remaining minority shareholders of Cnova. This price per share will typically be equal to the consideration per share offered in the Offers unless there would be financial, business or other developments or circumstances that would justify a different price (including a reduction resulting from the payment of dividends) in accordance with, respectively, Article 2:92a, paragraph 5 or 2:201a, paragraph 5 or Article 2:359c, paragraph 6 of the Dutch Civil Code. Similarly, if Casino and its group companies own 95% or more of the issued and outstanding ordinary share capital (geplaatst en uitstaand gewoon kapitaal) of Cnova and 95% or more of the voting interests in Cnova after completion of the Offers, each minority shareholder would have the right, but not the obligation, to institute Casino to purchase its shares against fair value through a court procedure pursuant to Article 2:359d of the Dutch Civil Code. The minority shareholder would have to file such claim with the competent Dutch court within three months after the end of the acceptance period of the Offers.

Material U.S. Federal Income Tax Consequences of the Transactions

The following is a general discussion of certain material U.S. federal income tax consequences to U.S. holders (as defined below for purposes of this discussion) of the sale of Cnova ordinary shares by such U.S. holders to Casino pursuant to the U.S. Offer. This discussion is based on provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” Treasury Regulations promulgated under the Code, judicial opinions, published positions of the U.S. Internal Revenue Service, which we refer to as the “IRS,” and all other applicable authorities, all as in effect as of the date of this supplemental information statement and all of which are subject to change, possibly with retroactive effect.

This discussion is limited to U.S. holders who hold their Cnova ordinary shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to a U.S. holder in light of such holder’s particular circumstances or that may be applicable to U.S. holders subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, mutual funds, partnerships or other flow-through entities and their partners or members, tax-exempt organizations, U.S. expatriates, holders liable for the alternative minimum tax, U.S. holders whose functional currency is not the U.S. dollar, holders who hold their Cnova ordinary shares as part of a hedge, straddle, constructive sale or conversion transaction, holders who acquired their Cnova ordinary shares through the exercise of employee stock options or other compensation arrangements, and holders who own or have owned, directly, indirectly or constructively, 10 percent or more of the total combined voting power of all classes of Cnova stock entitled to vote). Further, this discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, or any state, local or non-U.S. tax consequences, nor does it address any U.S. federal tax consequences other than those pertaining to the income tax.

If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds Cnova ordinary shares, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. U.S. holders who are partners in a partnership holding Cnova ordinary shares should consult their own tax advisors.

Neither Casino nor Cnova has requested a ruling from the IRS regarding the U.S. federal income tax consequences of the U.S. Offer or any other matter related to the Transactions and, as a result, there can be no assurance that the IRS will not disagree with any of the conclusions described below.

HOLDERS OF CNOVA ORDINARY SHARES SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE TRANSACTIONS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS. THIS DISCUSSION OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Cnova ordinary shares that is, for U.S. federal income tax purposes: (1) an individual who is a citizen or resident of the United States; (2) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof, or the District of Columbia; (3) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (4) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

The sale of Cnova ordinary shares for cash pursuant to the U.S. Offer will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder that exchanges its Cnova ordinary shares for cash pursuant to the U.S. Offer will recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received pursuant to the U.S. Offer and such U.S. holder’s adjusted tax basis in the Cnova ordinary shares exchanged therefor. A U.S. holder’s adjusted tax basis in a Cnova ordinary share generally will be equal to the cost of such ordinary share. Gain or loss must be calculated separately for each block of Cnova ordinary shares exchanged by such U.S. holder if such blocks were acquired at different times or different prices. Any gain or loss so recognized generally will be long-term capital gain or loss if the U.S. holder’s holding period in a particular block of Cnova ordinary shares exceeds one year as of the date of the exchange. Long-term capital gains of certain non-corporate holders, including individuals, are generally taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Considerations

If Cnova were characterized as a “passive foreign investment company,” which we refer to as a “PFIC,” for U.S. federal income tax purposes, such characterization could result in adverse tax consequences to U.S. holders, and U.S. federal income tax consequences different from those described above may apply. For example, in such event any gain realized by a U.S. holder on the disposition of Cnova ordinary shares may be treated as ordinary income earned pro rata over such U.S. holder’s holding period, taxed at the maximum rates applicable during the years in which such income is deemed earned and subject to punitive interest charges. A non-U.S. corporation will be classified as a PFIC if, after the application of certain “look-through” rules, (a) at least 75% of its gross income is “passive income” as that term is defined in the relevant provisions of the Code or (b) at least 50% of the average quarterly value of its assets produces “passive income” or is held for the production of “passive income.” Cnova has not made a determination as to whether it is, ever has been, or as a result of the Reorganization will be, a PFIC. U.S. holders should consult their tax advisors regarding the potential application of the PFIC rules to their disposition of Cnova ordinary shares pursuant to the U.S. Offer.

Information Reporting and Backup Withholding

Information reporting and backup withholding may apply to cash paid to U.S. holders in exchange for Cnova ordinary shares pursuant to the U.S. Offer. Backup withholding (currently, at a rate of 28%) may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number and other required information (generally, on IRS Form W-9 provided to the applicable withholding agent or the U.S. holder’s broker) or fails to establish that such U.S. holder is otherwise exempt from backup withholding. Any amounts withheld under the backup withholding rules are not an additional tax and will generally be allowed as a refund or credit against a U.S. holder’s U.S. federal income tax liability, if any, provided such holder timely furnishes the required information to the IRS.

Anticipated Accounting Treatment of the Transactions

The Reorganization is expected to constitute a significant disposition to be reported as a discontinued activity in accordance with International Financial Reporting Standards 5, which we refer to as “IFRS 5.”

Persons/Assets, Retained, Employed, Compensated or Used

Cnova does not intend to engage any third party to assist in the solicitation of proxies for the Cnova extraordinary general meeting. However, Cnova’s regular employees may solicit proxies personally, or by mail, telephone, or electronic transmission, without additional compensation. While no specific use of corporate assets of Cnova is contemplated by Cnova in connection with the Transactions, it is possible that some such use, none of which is expected to be material, may occur.

Fees and Expenses

Whether or not the Transactions are completed, in general, all fees and expenses incurred in connection with the Transactions will be paid by the party incurring those fees and expenses. Total fees and expenses incurred or to be incurred by Cnova in connection with the Transactions are estimated at this time to be as follows:

Description	Amount
Financial advisory fees and expenses	US$	3,960,000
Legal, accounting and other professional fees and expenses	US$	5,300,000
SEC filing fees	US$	70,000
Solicitation, printing and mailing costs	US$	300,000
Miscellaneous fees and expenses	US$	50,000
TOTAL	US$	9,680,000

Additionally, Casino expects to incur approximately US$15.0 million in fees and expenses in connection with the Offers. Neither the expenses incurred by Cnova nor Casino will reduce the consideration to be received by Cnova’s stockholders in the Offers.

FINANCING FOR THE TRANSACTIONS

Casino estimates that it will require approximately US$195.6 million to purchase pursuant to the Offers the approximately 35.6 million outstanding Cnova ordinary shares that Casino and its affiliates do not already directly or indirectly beneficially own. This estimate (a) assumes that, pursuant to the Casino-CBD commitment letter, CBD will not to tender the Cnova ordinary shares it directly or indirectly owns into the Offers and (b) gives effect to the cancellation of Cnova ordinary shares currently held indirectly by Via Varejo in connection with the Reorganization. See “The Transactions—Overview of the Transactions—Implementation of the Reorganization” and “The Transaction Agreements—The Casino and CBD Letters.”

Casino will finance its purchases pursuant to the Offers with available cash on hand. Consequently, financing for the Offers is not subject to any conditions. For information regarding the conditions precedent to Casino launching the Offers, see “The Transaction Agreements—The Casino-Cnova Undertakings Letter.”

The Filing Parties do not believe that Casino’s financial condition is material to the decision of a Cnova shareholder to tender his or her shares in the Offers because (a) the consideration offered pursuant to the Offers consists solely of cash, (b) the Offers are not subject to any financing conditions and (c) the Offers are for any and all outstanding Cnova ordinary shares.

THE TRANSACTION AGREEMENTS

The Reorganization Agreement

The following describes the material provisions of the Reorganization Agreement, which is included as Exhibit (d)(1) to the Transaction Statement and which is incorporated herein by reference. The summary does not purport to be complete and may not contain all of the information about the Reorganization Agreement that may be important to Cnova shareholders. Cnova shareholders are encouraged to read carefully the Reorganization Agreement in its entirety before making any decisions with respect to the Reorganization.

Economic Basis of the Reorganization

Pursuant to the Reorganization Agreement, Cnova will receive:

•	all of the ordinary shares of Cnova currently indirectly held by Via Varejo (representing approximately 21.9% of Cnova’s share capital as of the date of this supplemental information statement);
•	the balancing payment, which represents the difference in value between the value of Cnova Brazil and Via Varejo’s approximately 21.9% interest in Cnova, subject to adjustment as described in the section entitled “—Balancing Payment Adjustment” below; and
•	the special voting shares underlying the special voting depository receipts that are currently held by a wholly owned subsidiary of Via Varejo.

In addition, Via Varejo has agreed to cause Cnova Brazil to repay the outstanding loan obligations which it currently owes to Cnova and Cnova Finança, together with all interest and any other accrued amounts up to the payment date (we refer to such principal amount, interest and other accrued amounts as the “repayment amount”), no later than five business days following the closing of the Reorganization. As of July 31, 2016, the aggregate principal amount and accrued interest owed under such loan agreements was approximately R$511.0 million. As a result of the Reorganization, Via Varejo will become the sole shareholder of Cnova Brazil and will no longer be a shareholder of Cnova.

Balancing Payment Adjustment

Under the Reorganization Agreement, the balancing payment is subject to adjustment based on the level of net debt and working capital of Cnova Brazil at the closing (we refer to the amount of such adjustment as the “adjustment amount”). If the amount of working capital minus the amount of net debt of Cnova Brazil at closing exceeds a specified target amount (which we refer to as the “target amount”) by more than 5%, the balancing payment will be adjusted upward by the amount of such excess. Conversely, if the amount of working capital minus the amount of net debt of Cnova Brazil at closing is less than the target amount by more than 5%, the balancing payment will be adjusted downward by the amount of such deficit. The target amount depends on the date of the closing, and is based on negotiated target levels of Cnova Brazil’s working capital and net debt.

Conditions Precedent to the Reorganization

The respective obligations of each of Cnova and Via Varejo to complete the Reorganization are subject to the fulfillment or waiver (to the extent permitted under applicable law) of the following conditions precedent:

•	approval of the Reorganization by Via Varejo’s shareholders at a general meeting (which approval was received on September 12, 2016) and by Cnova’s shareholders, as well as the delivery of certain resolutions of the Cnova board of directors to Via Varejo;
•	delivery by Cnova to Via Varejo of: (a) audited financial statements of Cnova Brazil for the fiscal year ended December 31, 2015 and (b) unaudited financial statements of Cnova Brazil as of and for June 30, 2015; and
•	the absence of (a) any order of any governmental entity prohibiting or restraining consummation of the Reorganization and (b) enactment of any statute, rule or regulation preventing or that would reasonably be expected to prevent consummation of the Reorganization.

The obligations of Via Varejo to consummate the Reorganization are subject to the satisfaction (or waiver by Via Varejo, if permissible under applicable law) of each of the following additional conditions precedent:

•	each of Cnova and Cnova Brazil having performed or complied in all material respects with the covenants and agreements required to be performed or complied with by it under the Reorganization Agreement at or prior to the closing date;
•	completion of the Cnova Finança restructuring;
•	receipt of a certificate signed on behalf of Cnova by an executive officer of Cnova and dated as of the closing date to the effect that the conditions referenced in the first and second bullets above have been satisfied;
•	absence of a Material Adverse Effect (as defined in the Reorganization Agreement) prior to the closing date; and
•	receipt of copy of the escrow agreement, duly executed by Cnova and the escrow agent.

The obligations of each of Cnova and Cnova Brazil to consummate the Reorganization are subject to the satisfaction (or waiver by Cnova, if permissible under applicable law) of each of the following additional conditions precedent:

•	Via Varejo having performed or complied in all material respects with the covenants and agreements required to be performed or complied with by it under the Reorganization Agreement at or prior to the closing date;
•	receipt of a certificate signed on behalf of Via Varejo by an officer of Via Varejo and dated as of the closing date to the effect that the condition referenced in the preceding bullet has been satisfied; and
•	receipt of a copy of the escrow agreement, duly executed by Via Varejo and the escrow agent.

Representations and Warranties

The Reorganization Agreement contains customary representations and warranties of Via Varejo, Cnova and Cnova Brazil that are subject, in some cases, to specified exceptions and qualifications contained in a confidential disclosure schedule.

Each of Cnova, Cnova Brazil and Via Varejo makes representations and warranties with respect to, among other things:

•	organization, good standing and qualification to do business;
•	corporate authority and approval relating to the execution, delivery and performance of the Reorganization Agreement;
•	the absence of any need for action by governmental authorities in order to complete the mergers, other than actions set forth in the Reorganization Agreement;
•	enforceability of the Reorganization Agreement and all other documents necessary to implement the Reorganization;
•	absence of proceedings concerning insolvency or bankruptcy; and
•	the absence of any conflict with or violation or breach of organizational documents or any conflict with or violation of agreements, laws or regulations as a result of the execution, delivery and performance of the Reorganization Agreement and implementation of the Reorganization.

The Reorganization Agreement also contains additional representations and warranties of Cnova that relate to, among other things:

•	ownership of and title to Cnova Brazil shares;
•	the organization, good standing and qualification to do business of Cnova Brazil and its subsidiaries;
•	licenses, records, registrations, permits and consents related to Cnova Brazil’s business;
•	unaudited management accounts of Cnova Brazil;

•	compliance with applicable laws and ongoing litigation;
•	conduct of business in the ordinary course by Cnova Brazil between June 30, 2016 and the date of the Reorganization Agreement;
•	subsidiaries of Cnova Brazil;
•	branches and establishments of Cnova Brazil;
•	real estate and other property owned by Cnova Brazil;
•	absence of undisclosed liabilities;
•	certain contracts of Cnova Brazil and its subsidiaries;
•	labor and employment matters at Cnova Brazil;
•	employee benefit plans;
•	corporate taxes;
•	insurance policies at Cnova Brazil;
•	guarantees and similar obligations of Cnova Brazil;
•	powers of attorney granted by Cnova Brazil and its subsidiaries;
•	certain Cnova Brazil intellectual property; and
•	certain environmental matters.

Conduct of Business

General Agreements. Pursuant to the terms of the Reorganization Agreement, Cnova Brazil has agreed to (i) preserve intact its business organization, (ii) maintain its relationships with its employees, customers, suppliers and others having material business relationships with it and (iii) continue to conduct its activities in the ordinary course of business consistent with past practice and, without the prior consent of Via Varejo (which shall not be unreasonably withheld, conditioned or delayed), not to propose, offer, negotiate or agree to:

•	purchase, transfer, lease or sell a portion of its assets or properties corresponding to R$5.0 million or more in a single or a series of related transactions;
•	enter into any merger or other business combination;
•	participate in any recapitalization, restructuring, liquidation or dissolution;
•	declare, set-aside or pay any dividend or other distribution in respect of the capital stock;
•	dispose of any property rights;
•	modify or amend any of their articles of incorporation, bylaws or other comparable organizational documents;
•	issue, sell, pledge, encumber, grant or otherwise deliver any securities of Cnova Brazil or its subsidiaries;
•	split, combine or reclassify any securities of Cnova Brazil or its subsidiaries or redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any company securities of Cnova Brazil or its subsidiaries;
•	change its material accounting principles, methods, policies or procedures, except to the extent required to conform with IFRS or applicable Law;
•	settle, or offer or propose to settle any proceeding, litigation or dispute (other than any Consumer Claim and other routine proceedings in the ordinary course of business);
•	grant or announce any severance, equity, retention, transaction-related or change in control payments or awards or the increase in the salaries, bonuses or other compensation and benefits payable by Cnova Brazil or its subsidiaries to any employee;

•	(i) take any action to accelerate any rights or benefits under any employee benefit plan, or (ii) adopt, amend, materially increase benefits under, or terminate any employee benefit plan;
•	make or change any tax election, change any annual tax accounting period, adopt or change any method of tax accounting, file any amended tax return, settle any tax claim or assessment, surrender any right to claim a tax refund, offset or other reduction in tax liability or consent to any extension or waiver of the limitations period applicable to any tax claim or assessment; or
•	enter into any agreement or commitment by them to do any of the foregoing.

Agreements Subject to Consent Procedure. Additionally, Cnova Brazil has agreed, subject to an expedited consent procedure (as described below) from the date of the Reorganization Agreement until the completion of the Reorganization not to, nor to propose to, offer, negotiate or agree to do any of the following, without the prior consent of Via Varejo (which shall not be unreasonably withheld, conditioned or delayed):

•	incur any indebtedness, borrow any funds, issue any debt securities or enter into any credit facility or other financing of R$5,000,000 or more, in a single or a series of related transactions;
•	create any liens or encumbrances on any of their assets;
•	(i) amend or modify, in each case, in any material respect, or renew, terminate (prior to the end of its term) or grant any release or relinquishment of any material right under, certain contracts or (ii) enter into specified categories of new contracts;
•	waive, release or assign any material claims, rights or benefits; or
•	(i) hire any new employee with a monthly salary in excess of R$60,000, other than to fill any vacancies arising due to terminations of employment or engagement of any employees, or (ii) terminate the employment or engagement of any employee that has a monthly salary in excess of R$60,000, other than for cause.

Expedited Consent Procedure. Pursuant to the expedited consent procedures, if Cnova Brazil makes a request via email to Via Varejo with respect to one of the above matters, Via Varejo is required to respond to such request in writing or via email within two business days. If Via Varejo fails to respond, it will be deemed to have consented to the request. Additionally, Via Varejo may respond to the request and notify Cnova that it will, at its option, take an additional business day to consider and make a final determination with respect to the request.

Other Agreements

Implementation of the Reorganization Steps. Each of Cnova, Cnova Brazil and Via Varejo has agreed to carry out, or cause to be carried out, the reorganization steps at the times and on the conditions set forth in the Reorganization Agreement.

Regulatory Approvals. Each of Cnova, Cnova Brazil and Via Varejo has agreed to cooperate and proceed with actions required to do whatever is or would reasonably be expected to be necessary or advisable to obtain any regulatory authorization to implement the Reorganization.

Via Varejo and Cnova Shareholder Meetings. Each of Cnova and Via Varejo has agreed to, as soon as reasonably practicable after the date of the Reorganization Agreement: (i) take all actions necessary to duly call and hold a meeting of its respective shareholders for the purpose of adopting the Reorganization Agreement, (ii) include in any shareholders circular required to be prepared a recommendation of the board of directors that its shareholders approve the Reorganization Agreement and (iii) use its reasonable best efforts to obtain necessary shareholder approvals.

Schedule 13E-3. Among other things, Via Varejo and Cnova have agreed to cooperate, and to cause their respective financial advisors to cooperate, in the preparation of the Transaction Statement to which this supplemental information statement is an exhibit. Each of Via Varejo and Cnova further agreed to furnish, and to cause their respective financial advisors to furnish, all applicable information concerning Via Varejo or Cnova, as applicable, and their respective subsidiaries, officers, directors, stockholders and affiliates, and to take any other actions, as may be reasonably requested in connection with the foregoing.

Transfer of Operations and Personnel. Each of the Parties has agreed to cooperate and do whatever is or would reasonably be expected to be necessary to implement (i) the transfer of the assets and liabilities of Cnova Brazil to Via Varejo and (ii) the transfer of personnel from Cnova Brazil to Via Varejo.

Via Varejo has agreed with the treatment of the long term incentive plan benefitting the personnel of Cnova Brazil determined by Cnova’s board of directors. Upon completion of the Reorganization, Via Varejo will (i) issue to such employees of Cnova Brazil securities replacing the differed stock units and (ii) enter into amendments to the “cash long term investment plans,” in each case as specified in the Reorganization Agreement.

Cnova Finança Restructuring. Prior to the closing date, Cnova has agreed to cause Cnova Brazil to sell and transfer to Cnova all shares of Cnova Finança held by Cnova Brazil so that following the completion of such sale and transfer, Cnova Brazil will no longer have any interest in Cnova Finança.

Indemnification

Indemnification by Cnova. Subject to certain limitations, Cnova has agreed to indemnify and hold harmless Via Varejo, its affiliates, Cnova Brazil and any of their respective successors and assigns, which we refer to as the “Via Varejo indemnified parties,” from and against any and all losses, damages, penalties, liabilities, costs, charges and expenses, which we refer to as “losses,” that may be incurred by Via Varejo indemnified parties directly or indirectly resulting from:

•	any breach or inaccuracy of any representation or warranty made by Cnova;
•	any breach of any covenant or any other obligation of Cnova and, prior to the closing date, Cnova Brazil under the Reorganization Agreement;
•	actions, suits, investigations or any proceedings by third persons arising in connection with or related to the accounting practices and employee misconduct relating thereto of Cnova Brazil that were identified by the investigation described in Item 15 of Cnova’s Annual Report on Form 20-F filed with the SEC on July 22, 2016, which we refer to as the “Cnova accounting investigation,” provided that Cnova will not be required to indemnify the Via Varejo indemnified parties if, and only to the extent that, such Loss is determined by a governmental entity to arise out of or result from a Via Varejo Indemnified Party’s former status as a Cnova shareholder;
•	the consolidated federal securities lawsuit styled In re Cnova N.V. Securities Litigation, No. 16-cv-444 (LTS) (S.D.N.Y. filed Jan. 20, 2016), as it may be amended from time to time, which we refer to as the “Cnova shareholder lawsuit,” provided that Cnova will not be required to indemnify the Via Varejo indemnified parties if, and only to the extent that, such Loss is determined by a governmental entity to arise out of or result from a Via Varejo Indemnified Party’s former status as a Cnova shareholder;
•	the Cnova Finança restructuring or any claim arising from facts, acts, events or omissions related to Cnova Finança or the ownership by Cnova Brazil of Cnova Finança, in each case at any time prior to the closing;
•	actions, suits or proceedings against Cnova Brazil or any of its subsidiaries (other than Cnova Finança) relating to any claim by any customer of Cnova Brazil or any of its Subsidiaries (other than Cnova Finança) in connection with products sold by Cnova Brazil or any of its subsidiaries (other than Cnova Finança) prior to the closing date, which we refer to, collectively, as “Cnova Brazil consumer claims”;
•	actions, suits or proceedings against Cnova Brazil or any of its subsidiaries (other than Cnova Finança) relating to labor, employee or employment claims with respect to any conduct that occurred prior to the Closing Date, but excluding any such action, suit or proceeding brought by or on behalf of any employee of Cnova Brazil or any of its subsidiaries (other than Cnova Finança) who is terminated by Via Varejo or any of its subsidiaries (including, from and after the closing, Cnova Brazil and its subsidiaries (other than Cnova Finança)) upon or following the closing, which we refer to, collectively, as “Cnova Brazil labor claims”; and
•	Specified tax matters.

Limitations on Indemnification. Cnova’s indemnification obligations are subject to the following limitations:

•	General Deductible: The Via Varejo indemnified parties are not entitled to indemnification for breaches of representations and warranties (other than specified “fundamental representations”) or for tax matters unless (and then only to the extent) the aggregate amount of all losses arising from such claims exceeds approximately R$25.3 million;
•	Consumer Claims Deductible. The Via Varejo indemnified parties are not entitled to indemnification for Cnova Brazil consumer claims unless (and then only to the extent) the aggregate amount of all losses arising from such claims exceeds approximately R$20.5 million;
•	Labor Claims Deductible. The Via Varejo indemnified parties are not entitled to indemnification for Cnova Brazil labor claims unless (and then only to the extent) the aggregate amount of all losses arising from such claims exceeds approximately R$22,300;
•	Cap. Cnova’s indemnification obligations are capped at approximately R$189.9 million, except with respect to the following matters:
–	losses arising from breaches of “fundamental representations” and covenants;
–	losses arising from taxes indemnifiable in connection with the Cnova accounting investigation;
–	losses relating to the Cnova shareholder lawsuit; and
–	losses arising from the Cnova Finança restructuring.
•	De Minimis Threshold. Via Varejo is not entitled to indemnification for breach of a representation or warranty unless the resulting loss exceeds approximately R$158,300 (or approximately R$15,800, in the case of a specified fundamental representation).

Indemnification by Via Varejo. Subject to certain limitations, Via Varejo has agreed to indemnify and hold harmless Cnova and its affiliates (other than Via Varejo and its subsidiaries, including Cnova Brazil from and after the closing) and any of their respective successors and assigns from and against any and all Losses directly or indirectly resulting from:

•	any breach or inaccuracy of any representation or warranty made by Via Varejo; and
•	any breach of any obligation of Via Varejo and, from and after the closing date, Cnova Brazil under the Reorganization Agreement.

Escrow Fund and Optional Guarantees

Escrow Agreement. Promptly following the date of the Reorganization Agreement, Cnova and Via Varejo have agreed to negotiate in good faith to agree on the terms of an escrow agreement (the “escrow agreement”), and to enter into the escrow agreement prior to the closing date.

Release of Escrow Funds. The parties agreed to release the amounts contained in the escrow fund from the initial US$60 million as follows:

•	First anniversary of the closing date. On the first anniversary of the closing date all funds, if any, then-remaining in the escrow account in excess of the sum of (i) US$50.0 million plus (ii) any amounts on account of noticed and pending claims existing as of such date will be released to Cnova. The amounts of any noticed and pending claims referred to in the prior sentence shall be paid to Via Varejo as and when required in accordance with the Reorganization Agreement and escrow agreement and after the resolution and payment of any of such claims, any funds remaining in the escrow account in excess of US$50.0 million that were previously not released on account of such claim will be released to Cnova.
•	Second anniversary of the closing date. On the second anniversary of the closing date all funds, if any, then-remaining in the escrow account in excess of the sum of (i) US$40.0 million plus (ii) any amounts on account of noticed and pending claims existing as of such date will be released to Cnova. The amounts of any noticed and pending claims referred to in the prior sentence shall be paid to Via Varejo as and when required in accordance with the Reorganization Agreement and escrow agreement and after the resolution and payment of any of such claims, any funds remaining in the escrow account in excess of US$40.0 million that were previously not released on account of such claim will be released to Cnova.

•	Sixth anniversary of the closing date. On the sixth anniversary of the closing date all funds, if any, remaining in the escrow account less the aggregate of amount of noticed and pending claims existing as of such date will be released to Cnova. After the resolution and payment of such noticed and pending claims, all funds remaining in the escrow account will be released to Cnova.

Optional Guarantee. At any time before the sixth anniversary of the closing date, if Cnova provides a guarantee or letter of credit from a bank or similar financial institution in a mutually agreeable form or a guarantee from Casino in form and substance reasonably acceptable to Via Varejo in an amount equal to the then-remaining funds in the escrow account, the amount of funds, if any, then-remaining in the escrow account will be released to Cnova. Until the sixth anniversary of the closing date, the maximum liability at any time pursuant to such bank guarantee or casino guarantee will be capped at the amount that would have otherwise been in the escrow account at such time and at the sixth anniversary of the closing date Cnova and Via Varejo have agreed to take all steps necessary to cause any such guarantee to be of no continuing force or effect.

Good Faith Reevaluation. At the third anniversary of the closing date, the parties have agreed to discuss in good faith whether, as a result of Cnova’s then-current financial position as compared to the expected financial position of Cnova as of immediately following the closing date, the indemnification obligations of Cnova would reasonably be expected to present an unacceptable risk of non-payment, taking into account such matters that the respective boards of directors of Via Varejo and Cnova deem relevant and appropriate. Following such discussions, the parties may agree to release additional funds from escrow or alter the terms of any guarantee then in place.

Termination; Effect of Termination

The Reorganization Agreement may be terminated at any time prior to the date of completion of the Reorganization:

•	by mutual written consent of the Parties;
•	by either Cnova or Via Varejo, if either party’s shareholders fail to approve the Reorganization;
•	by Via Varejo, if a Material Adverse Effect (as defined in the Reorganization Agreement) has occurred since August 8, 2016;
•	by either Cnova or Via Varejo, if the closing of the Reorganization has not occurred on or before February 1, 2017; or
•	by Via Varejo, if during the period between the date of the Via Varejo Shareholders Meeting (or, if later, any adjournment or postponement thereof) and the earlier of (i) 90 calendar days after the date of the Via Varejo Shareholders Meeting (or, if later, any adjournment or postponement thereof) and (ii) the closing date, the shareholders of Via Varejo resolve, by a majority vote, to terminate the Reorganization Agreement.

If the Reorganization Agreement is terminated, it will become void and have no effect, without any liability or obligation on the part of any party. However, termination will not relieve any party from its confidentiality obligations under the Reorganization Agreement nor from any liability or damages resulting from a breach of the Reorganization Agreement.

Governing Law; Dispute Resolution; Specific Performance

Governing Law. The Reorganization Agreement is governed and construed pursuant to the laws of the Federative Republic of Brazil.

Dispute Resolution. Cnova and Via Varejo have agreed to use best efforts to settle any disputes related to the agreement by private negotiation during the 15 days following either party giving notice of a dispute. If resolution is not reached within 15 days, the parties agreed to submit all disputes to confidential and binding arbitration in front of a three arbitrator panel. Each party is entitled to appoint one arbitrator and the party-nominated arbitrators will jointly appoint the third arbitrator. The parties are permitted to seek judicial assistance for the limited purposes of (i) compelling arbitration; (ii) obtaining interim measures of protection rights during the pendency of the arbitral proceedings; and (iii) enforcing any decision of the arbitrators including the final award. The parties agreed that the Courts of the City of São Paulo, Brazil, will have jurisdiction for such purposes.

Specific Performance. Cnova, Cnova Brazil and Via Varejo have agreed that each is entitled to seek specific performance of the Reorganization Agreement in accordance with the Brazilian Code of Civil Procedure, without prejudice to reimbursement for losses and damages incurred by the enforcing party as a result of the other party’s failure to perform.

New Operational Agreement

In connection with the execution of the Reorganization Agreement, CBD and Via Varejo entered into a new operational agreement, to be effective upon completion of the Reorganization, establishing the terms and conditions for the commercial and strategic alignment of their retail and e-commerce activities, in particular with respect to joint acquisitions of common products and e-commerce activities under the brand “Extra.” Also effective upon completion of the Reorganization, the existing operational agreement among CBD, Via Varejo, Cnova Brazil and Cnova will be terminated. The existing operational agreement among CBD, Via Varejo, Cnova Brazil and Cnova is described under Item 7.B. of Cnova’s Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on July 22, 2016.

The Casino-Cnova Undertakings Letter

In connection with the Reorganization, Casino and the Cnova transaction committee entered into the Casino-Cnova undertakings letter, pursuant to which Casino agreed to launch the Offers promptly following the completion of the Reorganization.

The following describes the material provisions of the Casino-Cnova undertakings letter, which is included as Exhibit (d)(2) to this Transaction Statement and which is incorporated herein by reference. The summary does not purport to be complete and may not contain all of the information about the Casino-Cnova undertakings letter that may be important to Cnova shareholders. Cnova shareholders are encouraged to read carefully the Casino-Cnova undertakings letter in its entirety before making any decisions.

Casino Undertakings. Pursuant to the Casino-Cnova undertakings letter, subject to (i) the completion of the Reorganization and (ii) the Cnova board of directors and/or transaction committee supporting the Offers and rendering, on or prior to the execution of the Reorganization Agreement, a positive opinion and position statement with respect to the Offers, and immediately prior to the filing of the French Offer with the AMF, confirming their positive reasoned opinion in view of an independent expert’s fairness opinion, Casino has agreed to do the following, among other things:

•	Offers commitment. Launch the Offers promptly upon completion of the Reorganization for any and all Cnova ordinary shares at a price of US$5.50 (with respect to the U.S. Offer) and an equivalent amount in euros with respect to the French Offer;
•	Support of the Combination. Vote in favor of the Reorganization at Cnova’s extraordinary general meeting of shareholders, in its capacity as a Cnova shareholder; and
•	Stock Appreciation Rights. Support the adjustment of the stock appreciation rights issued by Casino in November 2014 proposed by the Cnova board of directors.

Unless, prior to launch of the Offers, Cnova issues or resolves or commits to issue additional Cnova ordinary shares, Casino has no right to terminate its undertakings.

The Casino and CBD Letters

In connection with the Reorganization, Casino and CBD made certain undertakings to each other pursuant to a letter agreement from CBD to Casino, dated August 8, 2016, which we refer to as the “CBD support letter,” and a letter agreement addressed to the CBD independent committee and executed by Casino and CBD, dated August 8, 2016, which we refer to as the “Casino-CBD commitment letter.” The CBD support letter and the Casino-CBD commitment letter are intended to govern the parties’ ongoing relationship to each other in their capacity as shareholders of Cnova following completion of the Reorganization and the Offers.

The following describes the material provisions of the Casino-CBD commitment letter and the CBD support letter, included as Exhibits (d)(3) and (d)(4) to this Transaction Statement and incorporated herein by reference. This summary does not purport to be complete and may not contain all of the information about the CBD support letter and the Casino-CBD commitment letter that may be important to Cnova shareholders. Cnova shareholders are encouraged to read carefully the CBD support letter and the Casino-CBD commitment letter in their entirety before making any decisions.

CBD Support Letter

Pursuant to the CBD support letter, CBD informed Casino that at the meeting held on August 8, 2016 the CBD board of directors unanimously resolved (i) to cause its voting rights to be exercised at any Cnova shareholders meeting in favor of the Reorganization, (ii) not to tender its Cnova ordinary shares (which we refer to as the “subject shares”) directly or indirectly into the Offers, nor otherwise dispose of or transfer the subject shares in any other manner or through any other instrument, including any derivative instruments until completion of the Offers. CBD further agreed to stand alongside and cooperate with Casino in subsequent squeeze-out proceedings, if any, following completion of the Offers.

Casino-CBD Commitment Letter

CBD Undertakings. Pursuant to the Casino-CBD commitment letter, has agreed (i) not to tender the subject shares directly or indirectly into the Offers and (ii) not to sell the subject shares on the market or transfer the subject shares in any other manner, and represented that it has not performed any of the actions described in clause (ii) since May 12, 2016.

Additionally, in the event that CBD decides to sell any of the subject shares to a third party, it agreed (i) to first offer the subject shares to Casino at the price offered by the third party and (ii) if Casino does not wish to acquire the subject shares or Casino and CBD do not agree on a purchase price for the subject shares, to require the proposed transferee to acquire up to the same portion of Casino’s shares in Cnova at approximately the same time and on the same conditions.

Casino Undertakings. From and after the closing, as long as Casino controls Cnova, Casino has agreed to the following:

•	Director Designation Rights. Casino will ensure that CBD has the right to designate at least one member to the Cnova board of directors so that the ratio of (i) non-independent members of the Cnova board of directors appointed by CBD divided by (ii) the total number of nonindependent directors is at least equal to CBD’s economic interest in Cnova’s outstanding ordinary shares (such director or directors, the “CBD directors”);
•	Information Rights. Casino will ensure that CBD and/or the CBD Directors have access to the following information with respect to Cnova: (i) audited statutory and consolidated accounts, (ii) annual budget and forecast, (iii) half-year and quarterly accounts, (iv) annual report, (v) details of any material change in business, financial position or affairs and (vi) any other information that may be required for CBD to comply with Brazilian capital markets regulations. Casino also agreed to cause Cnova to make members of Cnova’s senior management reasonably available to CBD or the CBD Directors;
•	Good Faith Consideration of an IPO. If, as a result of the Offers, Cnova ordinary shares are no longer listed on the NASDAQ or Euronext Paris, Casino has agreed to consider in good faith the opportunity to launch, in due time and depending on Cnova’s then-current strategic and financial objectives and then-prevailing market conditions, an initial public offering of Cnova or, as the case may be, any subsidiary thereof, which we refer to as an “IPO”;
•	Good Faith Consideration of a Fully Marketed Offering. If, following the Offers, Cnova ordinary shares continue to be listed on the NASDAQ or Euronext Paris, Casino agreed to consider in good faith the opportunity to launch a fully marketed offering, which we refer to as an “FMO,” through the sale of a significant portion of Cnova’s shares, aimed at increasing the free float and liquidity of Cnova ordinary shares;

•	IPO or FMO Assessment Right. CBD may require Casino to engage a first-tier advising bank selected by Casino to assess in good faith the opportunity of an IPO or an FMO and in both cases the opportunity and feasibility of a secondary placement (i.e., through the sale of existing shares of Cnova). CBD may not exercise such right more than once in any two year period;
•	IPO and FMO Priority. If Casino or Cnova decides to initiate an IPO or FMO (including any secondary offering), CBD has the right to sell all of its shares as part of such offering, with priority over Casino with respect to up to 90% of the total shares to be offered in such secondary offering, subject to certain exceptions;
•	Tag Along Rights (Change-in-Control Transaction). Casino has agreed that, if it intends to transfer any or all of its Cnova ordinary shares to any third party (except for sales among members of the Casino Group or the controlling affiliates of Casino), which transfer will constitute a change-in-control of Cnova, CBD will be entitled to require the transferee to acquire all of its shares in Cnova at approximately the same time and on the same conditions;
•	Tag Along Rights (Not a Change-in-Control Transaction). Casino agreed that if it intends to transfer any or all of its Cnova ordinary shares to any third party (except for sales among members of the Casino Group or the controlling affiliates of Casino), which transfer will not constitute a change-in-control of Cnova, CBD will be entitled to require the transferee to acquire up to the same portion of the subject shares at approximately the same time and on the same conditions; and
•	Survival of Rights. In the case of any reorganization or other corporate transaction involving Cnova resulting in an exchange, redemption or allotment of Cnova ordinary shares (other than in a transaction where CBD would have the right to sell all of its shares on the same conditions as Casino), Casino has agreed to ensure that CBD keeps the rights granted or receives rights similar to those granted by the Casino-CBD commitment letter with respect to the surviving entity.

The undertakings of Casino and CBD in the Casino-CBD commitment letter survive until the earliest of (i) the day when Casino no longer controls, directly or indirectly, Cnova, (ii) the day when CBD is no longer a shareholder of Cnova and (iii) August 8, 2041.

SELECTED HISTORICAL FINANCIAL DATA

The following tables set forth Cnova’s selected consolidated financial data. The consolidated income statement data for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 as well as the consolidated balance sheet data as of December 31, 2011, 2012, 2013, 2014 and 2015 are derived from our audited consolidated financial statements for such periods and, where applicable, have been adjusted for the effects of the restatement more fully described in Cnova’s Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on July 22, 2016 and incorporated herein by reference.

The consolidated income statement data for the six-month periods ended June 30, 2015 and 2016 and the consolidated balance sheet data as of June 30, 2016 are derived from Cnova’s unaudited interim condensed consolidated financial statements for such periods and, where applicable, have been adjusted for the effects of the restatement more fully described in, included in Cnova’s semi-annual report, furnished to the SEC on August 3, 2016 in a Report on Form 6-K and incorporated herein by reference.

The selected consolidated historical financial information should be read in conjunction with Cnova’s consolidated financial statements, the notes related thereto and management’s related reports on Cnova’s financial condition and performance, all of which are contained in Cnova’s reports filed with the SEC and incorporated herein by reference. See “Where You Can Find More Information.”

Cnova’s consolidated financial statements prior to 2014 were prepared based on the operations of Cdiscount Group and Nova Pontocom, as the combined operations of these two entities are deemed to have been the predecessor of Cnova (Nova Pontocom included from July 2, 2012—the date control of Nova Pontocom was obtained by Casino—and has been accounted for as a reorganization of entities under common control of Casino). Cnova did not operate as a stand-alone entity before November 2014, and, accordingly, the following discussion is not necessarily indicative of Cnova’s future performance and does not reflect what Cnova’s financial performance would have been had Cnova operated as a standalone company prior to November 2014. Furthermore, Cnova’s results of operations in any period may not necessarily be indicative of the results that may be expected in future periods.

Selected Consolidated Income Statement Data of Cnova

	Year ended December 31,						Six Months Ended	Six Months Ended
	2011	2012 unaudited	2013	2014	2015	2015	2015	2016
		As restated(1)	As restated(2)	As restated(2)			As restated(3)
	(in thousands, except per share amounts)
Consolidated Income Statement
Net sales	€1,109,707	€1,992,342	€2,897,047	€3,416,368	€3,448,511	$3,744,738	€1,720,920	1,404,420
Cost of sales	(958,314)	(1,686,353)	(2,473,902)	(2,989,946)	(3,036,834)	(3,297,698)	(1,491,286)	(1,225,457)
Operating expenses:
Fulfillment	(69,770)	(134,679)	(202,688)	(248,218)	(275,737)	(299,422)	(137,645)	(129,766)
Marketing	(33,294)	(54,020)	(78,474)	(70,009)	(77,882)	(84,572)	(36,755)	(37,843)
Technology and content	(30,674)	(52,215)	(79,204)	(85,691)	(98,700)	(107,178)	(49,530)	(48,223)
General and administrative	(20,362)	(29,352)	(45,250)	(49,037)	(76,739)	(83,331)	(35,854)	(34,816)
Operating profit (loss) before Restructuring, Litigation, Initial public offering expenses, Gain (loss) from disposal of non-current assets and impairment of assets	(2,710)	35,724	17,529	(26,533)	(117,381)	(127,464)	(30,149)	(71,684)
Restructuring	(2,412)	(2,897)	(2,790)	(8,413)	(17,133)	(18,604)	(9,392)	(8,696)
Litigation	751	(124)	(3,145)	(3,135)	(3,124)	(3,392)	(1,396)	(43,407)
Initial public offering expenses	—	—	—	(15,985)	(3,702)	(4,020)	(3,812)	—
Gain/(loss) from disposal of non-current assets	(271)	(644)	835	14	(6,108)	(6,633)	(533)	(674)
Impairment of assets	(158)	(2,845)	(1,139)	(2,588)	(14,614)	(15,869)	(6,314)	(5,057)
Operating profit (loss)	(4,800)	29,213	11,290	(56,640)	(162,062)	(175,983)	(51,596)	(129,516)
Financial income	1,718	3,119	5,297	8,091	34,602	37,574	21,634	7,955
Financial expense	(4,960)	(27,065)	(60,900)	(75,487)	(94,615)	(102,743)	(43,276)	(53,597)
Profit/(loss) before tax	(8,042)	5,268	(44,312)	(124,035)	(222,075)	(241,151)	(73,238)	(175,158)
Income tax gain/(expense)	(1,666)	(6,177)	15,704	13,113	(20,308)	(22,052)	15,037	(3,308)
Share of profits/(losses) of associates	—	—	—	(2,369)	—	—	—	—
Net profit (loss) from continuing activities	(9,707)	(909)	(28,608)	(113,291)	(242,383)	(263,203)	(58,201)	(178,466)
Net profit/(loss) from discontinuing activities	—	(229)	180	(1,864)	(16,665)	(18,097)	(18,508)	10,305
Net profit (loss) for the year	(9,707)	(1,138)	(28,428)	(115,155)	(259,048)	(281,300)	(76,709)	(168,161)
Attributable to Cnova equity owners	(9,643)	(1,432)	(27,696)	(112,495)	(244,223)	(265,202)	(69,653)	(162,949)
Attributable to non-controlling interests	(64)	293	(733)	(2,660)	(14,825)	(16,098)	(7,054)	(5,212)
Earnings (loss) per share (in € and $ respectively)	(0.05)	(0.02)	(0.07)	(0.27)	(0.55)	(0.60)	(0.16)	(0.37)
Diluted earnings per share (in € and $ respectively)	(0.05)	(0.02)	(0.07)	(0.27)	(0.55)	(0.60)	(0.16)	(0.37)
(1)	The information for the year ended December 31, 2012 has been adjusted and includes the 2012-related corrections uncovered by the internal investigation in Brazil as well as the other adjustments related to 2012 both mentioned in the “Explanatory Note” on page iv of Cnova’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015.
(2)	The effects of the restatement on the Company’s consolidated income statement for the year ended December 31, 2013 and 2014 are described in the “Explanatory Note” on page iv of Cnova’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 and in Note 3 (“Restatement of previously issued financial statements”) to the audited consolidated financial statements found in Cnova’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015.
(3)	The effects of the restatement on the Company’s condensed consolidated income statement for the six-month period ended June 30, 2015 are described in Note 3 (“Restatement of previously issued financial statements”) to the unaudited interim condensed consolidated financial statements found in in Cnova’s semi-annual report and financial statements for the six-month period ended June 30, 2016, furnished to the SEC on August 3, 2016 in a Report on Form 6-K.

Selected Consolidated Balance Sheet Data of Cnova

	As of December 31,						June 30,
	2011	2012 unaudited	2013	2014	2015	2015	2016
		As restated(1)	As restated(2)	As restated(2)
	(€ thousands)					(US$ thousands)	(€ thousands)
Consolidated Balance Sheet data:
Cash and cash equivalents	31,578	176,601	263,550	573,321	400,793	435,221	174,659
Trade receivables, net	119,020	118,723	120,745	117,656	129,651	140,788	138,720
Inventories, net	119,574	274,775	360,674	400,111	414,956	450,601	431,495
Total assets	478,304	1,537,391	1,716,191	2,140,043	1,718,651	1,866,283	1,625,392
Trade payables	358,583	742,616	920,450	1,311,234	1,216,022	1,320,479	869,983
Financial debt	21,495	78,005	163,317	104,603	146,968	159,592	467,154
Total equity	52,016	585,258	469,436	521,542	98,071	106,495	2,158
(1)	The information for the year ended December 31, 2012 has been adjusted and includes the 2012 related corrections uncovered by the internal investigation in Brazil as well as the other adjustments related to 2012 both mentioned in the “Explanatory Note” on page iv of Cnova’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015.
(2)	The effects of the restatement on the Company’s consolidated balance sheets as of December 31, 2013 and 2014 are described in the “Explanatory Note” on page iv of Cnova’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 and in Note 3 (“Restatement of previously issued financial statements”) to the audited consolidated financial statements contained in Cnova’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015.

The share capital of Cnova is composed of 441,297,846 ordinary shares as of December 31, 2015.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma consolidated financial information is derived from the historical consolidated financial information of Cnova. The unaudited pro forma consolidated financial information reflecting the effects of the Reorganization is presented in accordance with Article 11 of Regulation S-X of the SEC. The pro forma consolidated statement of operations for the six months ended June 30, 2016 and for the year ended December 31, 2015, give effect to the Reorganization described in this supplemental information statement, as if it occurred on January 1, 2016, and January 1, 2015, respectively, while the pro forma consolidated balance sheet as of June 30, 2016 gives effect to the Reorganization as if it occurred on June 30, 2016. The unaudited pro forma financial consolidated information is provided solely for illustrative purposes and, therefore, is not necessarily indicative of consolidated results of operations that might have been achieved if the Reorganization had occurred as of January 1, 2016 and January 1, 2015, respectively. They are not necessarily indicative of our future results of operations. The pro forma consolidated financial information should be read in conjunction with Cnova’s historical consolidated financial statements and the accompanying notes included in the Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on July 22, 2016 and with Cnova’s half-year report furnished to the SEC on a Report on Form 6-K on August 3, 2016.

The unaudited pro forma consolidated financial information is based on financial statements prepared in accordance with IFRS as approved by the IASB, which are subject to change and interpretation. The unaudited pro forma consolidated financial information were based on and derived from our historical consolidated financial statements, adjusted for those amounts which were determined to be directly attributable to the Reorganization, factually supportable, and with respect to the unaudited pro forma consolidated statement of operations, expected to have a continuing impact on our consolidated results. Actual adjustments, however, may differ materially from the information presented. Pro forma adjustments do not include allocations of corporate costs, as those are not directly attributable to the transaction. In addition, the unaudited pro forma financial information is based upon available information and assumptions that management considers to be reasonable, and such assumptions have been made solely for purposes of developing such unaudited pro forma financial information for illustrative purposes in compliance with the disclosure requirements of the SEC. The unaudited pro forma financial information is not necessarily indicative of the financial position or results of operations that would have actually occurred had the Reorganization occurred on the dates indicated. In addition, these unaudited pro forma consolidated financial information should not be considered to be indicative of our future financial performance and results of operations of the consolidated Company. The pro forma adjustments set forth in the unaudited pro forma consolidated financial information are described in the accompanying notes and are based upon information and assumptions available at the time of the filing of this supplemental information statement and the related Transaction Statement.

Cnova N.V. and subsidiaries
Unaudited Pro Forma Consolidated Balance Sheet
As of June 30, 2016

ASSETS
€ thousands	Notes		Cnova N.V. June 30, 2016 Actual (unaudited)	Deconsolidation of Cnova Brazil (Note 3)	Other Pro Forma Adjustments	Cnova N.V. June 30, 2016 Pro forma (unaudited)
Cash and cash equivalents	4 (a	)	174,659	(7,163)	146,948	314,444
Trade receivables, net			138,720	(79,407)	—	59,313
Inventories, net			431,495	(197,096)	—	234,399
Current income tax assets			1,211	—	—	1,211
Other current assets, net			190,549	(102,359)	—	88,190
Total current assets			936,636	(386,026)	146,948	697,558
Other non-current assets, net			58,815	(48,285)	—	10,530
Deferred tax assets			11,793	(949)	—	10,844
Property and equipment, net			38,923	(26,768)	—	12,155
Intangible assets, net			120,501	(58,026)	—	62,474
Goodwill			458,725	(402,177)	—	56,548
Total non-current assets			688,756	(536,205)	—	152,551
TOTAL ASSETS			1,625,392	(922,231)	146,948	850,109
EQUITY AND LIABILITIES
€ thousands			Cnova N.V. June 30, 2016 Actual (unaudited)	Deconsolidation of Cnova Brazil (Note 3)	Other Pro Forma Adjustments	Cnova N.V. June 30, 2016 Pro forma (unaudited)
Current provisions			13,303	(8,013)	—	5,290
Trade payables			869,983	(457,085)	—	412,899
Current financial debt	4 (a	)	458,594	(291,704)	140,735	307,625
Current tax liabilities			43,423	(13,773)	—	29,651
Other current liabilities			198,200	(130,757)	—	67,443
Total current liabilities			1,583,505	(901,332)	140,735	822,908

Non-current provisions			11,037	—	—	11,037
Non-current financial debt			8,559	(1,774)	—	6,785
Other non-current liabilities			20,134	(19,249)	—	885
Total non-current liabilities			39,730	(21,023)	—	18,707

Share capital	4 (b	)	22,065	—	(4,840)	17,225
Reserves, retained earnings and additional paid-in capital	4 (c	)	(22,725)	124	11,053	(11,548)

Equity attributable to equity holders of Cnova			(660)	124	6,213	5,678
Non-controlling interests			2,817	—	—	2,817
Total equity			2,158	124	6,213	8,495
TOTAL EQUITY AND LIABILITIES			1,625,392	(922,231)	146,948	850,109

The accompanying notes are an integral part of the pro forma consolidated financial information.

Cnova N.V. and subsidiaries
Unaudited Pro Forma Consolidated Statement of Operations
Six Months Ended June 30, 2016

€ thousands (except per share data)	Notes		Cnova N.V. June 30, 2016 Actual (unaudited)	Deconsolidation of Cnova Brazil (Note 3)	Other Pro Forma Adjustments	Cnova N.V. June 30, 2016 Pro forma (unaudited)
Net sales			1,404,420	(546,207)	—	858,212
Cost of sales			(1,225,457)	488,824	—	(736,632)
Operating expenses:
Fulfillment			(129,766)	66,012	—	(63,754)
Marketing			(37,843)	23,372	—	(14,471)
Technology and content			(48,223)	21,736	—	(26,487)
General and administrative			(34,816)	16,882	—	(17,934)
Operating profit before restructuring, litigation, initial public offering expenses, gain / (loss) from disposal of non-current assets and impairment of assets			(71,684)	70,618	—	(1,066)
Restructuring			(8,696)	3,878	—	(4,818)
Litigation			(43,407)	40,930	—	(2,477)
Initial public offering expenses			—	—	—	—
Gain / (loss) from disposal of non-current assets			(674)	82	11,177	10,585
Impairment of assets			(5,057)	—	—	(5,057)
Operating profit (loss)			(129,516)	115,508	11,177	(2,833)
Financial income			7,955	(1,345)	—	6,610
Financial expense			(53,597)	40,882	—	(12,716)
Profit (loss) before tax			(175,158)	155,045	11,177	(8,937)
Income tax gain (expense)			(3,308)	524	—	(2,784)
Share of profit of associates			—	—	—	—
Net profit (loss) from continuing activities			(178,466)	155,569	11,177	(11,721)
Net profit (loss) from discontinuing activities	4 (c	)	10,305	—	—	10,305
Net profit (loss) for the year			(168,161)	155,569	11,177	(1,416)
Attributable to the owners			(162,949)	155,569	11,177	3,796
Attributable to non-controlling interests			(5,212)	—	—	(5,212)
Attributable to the owners continuing			(177,901)	155,569	11,177	(11,156)
Attributable to non-controlling interests continuing			(565)	—	—	(565)
Attributable to the owners discontinuing			14,952	—	—	14,952
Attributable to non-controlling interests discontinuing			(4,647)	—	—	(4,647)
Earnings (losses) per share (in €)			—	—	—	—
Basics earnings (losses) per share	4 (b	)	(0.37)	0.35	0.02	0.01
Diluted earnings (losses) per share	4 (b	)	(0.37)	0.35	0.02	0.01

The accompanying notes are an integral part of the pro forma consolidated financial information.

Cnova N.V. and subsidiaries
Unaudited Pro Forma Consolidated Statement of Operations
Year Ended December 31, 2015

€ thousands (except per share data)	Notes		Cnova N.V. December 31, 2015 Actual	Deconsolidation of Cnova Brazil (Note 3)	Other Pro Forma Adjustments	Cnova N.V. December 31, 2015 Pro forma (unaudited)
Net sales			3,448,511	(1,683,719)	—	1,764,792
Cost of sales			(3,036,834)	1,499,002	—	(1,537,832)
Operating expenses:
Fulfillment			(275,737)	134,965	—	(140,772)
Marketing			(77,882)	50,331	—	(27,551)
Technology and content			(98,700)	46,343	—	(52,357)
General and administrative			(76,739)	18,042	—	(58,697)
Operating profit before restructuring, litigation, initial public offering expenses, gain / (loss) from disposal of non-current assets and impairment of assets			(117,381)	64,964	—	(52,417)
Restructuring			(17,133)	3,118	—	(14,015)
Litigation			(3,124)	—	—	(3,124)
Initial public offering expenses			(3,702)	103	—	(3,599)
Gain / (loss) from disposal of non-current assets			(6,108)	6,047	(109,830)	(109,891)
Impairment of assets			(14,614)	540	—	(14,074)
Operating profit (loss)			(162,062)	74,762	(109,830)	(197,120)
Financial income			34,602	(15,626)	—	18,976
Financial expense			(94,615)	83,230	—	(11,385)
Profit (loss) before tax			(222,075)	142,376	(109,830)	(189,529)
Income tax gain (expense)			(20,308)	3,842	—	(16,466)
Net profit (loss) from continuing activities			(242,383)	146,217	(109,830)	(205,995)
Net profit (loss) from discontinuing activities	4 (c	)	(16,665)	—	—	(16,655)
Net profit (loss) for the year			(259,048)	146,217	(109,830)	(222,660)
Attributable to the owners			(244,223)	—	(109,830)	(207,836)
Attributable to non-controlling interests			(14,825)	—	—	(14,825)
Attributable to the owners continuing			(232,189)	146,217	—	(195,802)
Attributable to non-controlling interests continuing			(10,194)	—	—	(10,194)
Attributable to the owners discontinuing			(12,034)	—	—	(12,034)
Attributable to non-controlling interests discontinuing			(4,631)	—	—	(4,631)

Earnings (losses) per share (in €)			—	—	—	—
Basics earnings (losses) per share	4 (b	)	(0.55)	0.33	(0.38)	(0.60)
Diluted earnings (losses) per share	4 (b	)	(0.55)	0.33	(0.38)	(0.60)

The accompanying notes are an integral part of the pro forma consolidated financial information.

Notes to Unaudited Pro Forma Consolidated Financial Information

Note 1.	Basis of Presentation

The unaudited pro forma consolidated statement of operations for the six months ended June 30, 2016 and the unaudited pro forma consolidated balance sheet as of June 30, 2016 were derived from Cnova’s historical unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2016, included in Cnova’s half-year report for the six-month period ended June 30, 2016 furnished to the SEC on a Report on Form 6-K for the 6-month period ended June 30, 2016. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2015 was derived from Cnova’s historical audited consolidated financial statements as of and for the year ended December 31, 2015 included in the Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on July 22, 2016.

Note 2.	The Reorganization

On August 8, 2016, Cnova, Cnova Brazil and Via Varejo entered into the Reorganization Agreement, which provides for the reorganization of Cnova Brazil within Via Varejo. Pursuant to the Reorganization Agreement, as part of the Reorganization, Cnova will receive (i) all of the approximately 97 million ordinary shares of Cnova currently held indirectly by Via Varejo (representing approximately 21.9% of Cnova’s outstanding share capital as of the date of this supplemental information statement) and (ii) cash in the amount of approximately R$16.5 million (or approximately €4.6 million based on an exchange rate of 3.5898 €/R$ as of June 30, 2016). Also as part of the Reorganization, Via Varejo has agreed to cause Cnova Brazil to repay the outstanding loan obligations which it currently owes to Cnova and Cnova Finança, which were valued at R$511.0 million as of July 31, 2016 (or approximately €142.4 million based on an exchange rate of 3.5898 €/R$ as of June 30, 2016). As a result of the Reorganization, Via Varejo will become the sole shareholder of Cnova Brazil (which may later be merged with and into Via Varejo) and will no longer be a shareholder of Cnova.

Note 3.	Assets and liabilities disposed

The net assets disposed are the following:

€ thousands	December 31, 2015	June 30, 2016
Current assets	545,011	386,026
Non-current assets	423,347	536,205
Current liabilities	(802,032)	(901,332)
Non-current liabilities	(15,813)	(21,023)
Net assets disposed	150,513	(124)
Note 4.	Pro Forma Adjustments

The following is a summary of the pro forma adjustments reflected in the unaudited pro forma consolidated financial information based on preliminary estimates, which may change as additional information is obtained:

(a) Net cash proceeds

The net cash proceeds of the Reorganization include:

(i)	a cash payment in the amount of approximately R$16.5 million (or approximately €4.6 million based on an exchange rate of 3.5898 €/R$ as of June 30, 2016);

(ii)	a cash payment in repayment of the outstanding loan obligations which Cnova Brazil currently owes to Cnova, which were valued at approximately R$511.0 million as of July 31, 2016 (or approximately €142.4 million based on an exchange rate of 3.5898 €/R$ as of June 30, 2016). As of December 31, 2015 and June 30, 2016, the outstanding loan obligations owed by Cnova Brazil to Cnova were €111.1 million and €140.7 million, respectively.
€ thousands	December 31, 2015	June 30, 2016
Cash proceeds	4,596	4,596
Reimbursement of loans	142,352	142,352
Cash received	146,948	146,948
Existing loans	(111,104)	(140,735)
Net proceeds	35,844	6,213

(b) Share capital reduction

As indicated in Note 2, Cnova will receive approximately 97 million of its own shares and will proceed to a capital reduction to cancel these shares received.

	December 31, 2015	June 30, 2016
Number of shares	441,297,846	441,297,846
Par value (€)	0.05	0.05
Share capital (€ thousand)	22,065	22,065
Capital reduction	(96,790,798)	(96,790,798)
Share capital reduction (€ thousand)	(4,840)	(4,840)
Share capital (€ thousand)	17,225	17,225

(c) Gain (loss) from sale

€ thousands	December 31, 2015	June 30, 2016
Net proceeds	35,844	6,213
Net assets disposed	150,513	(124)
Share capital reduction	(4,840)	(4,840)
Gain (loss) on sale	(109,830)	11,177
Net profit (loss) from disposed activities at June 30, 2016	—	(155,569)
Net gain (loss) from sale	(109,830)	(144,392)

Reflects the adjustments to net cash proceeds less net assets disposed and less the share capital reduction. In addition as of and for the six-month period ended June 30, 2016, the net gain (loss) from sale is impacted by the net profit (loss) from the activities of Cnova Brazil in that period.

(d) Transaction costs

No adjustment has been reflected for transaction costs, except for the provision of fees already incurred and historically recorded as at June 30, 2016.

IMPORTANT INFORMATION REGARDING CNOVA

Company Background

Cnova is a Netherlands public limited liability company (naamloze vennootschap) formed on May 30, 2014 under Dutch law. Cnova serves 14 million active customers via state-of-the-art websites: Cdiscount in France, Brazil and Ivory Coast; and Extra.com.br, Pontofrio.com and Casasbahia.com.br in Brazil. Cnova’s product offering of nearly 37 million items (including items sold through its marketplace platforms) provides its clients with a variety of competitively priced goods, several fast and customer-convenient delivery options as well as practical payment solutions. The principal executive office of Cnova is located at:

Cnova N.V.
WTC Schiphol Airport
Tower D, 7th Floor
Schiphol Boulevard 273
1118 BH Schiphol
The Netherlands
Tel.: +31 20 795 0671

Directors and Executive Officers

The following tables provide information regarding Cnova’s directors and executive officers as of the date of this supplemental information statement (ages are given as of December 31, 2015). The business address of each of Cnova’s directors and executive officers listed below is Cnova’s registered office address at WTC Schiphol Airport, Tower D, 7th Floor, Schiphol Boulevard 273, 1118 BH Schiphol, The Netherlands, telephone number +31 20 795 0671.

Directors

Cnova’s board of directors consists of 10 directors. The individuals listed below are Cnova’s current directors.

Name	Age	Position
Peter Estermann	59	Chairman, Non-Executive Director
Didier Lévêque	54	Vice-Chairman, Non-Executive Director
Emmanuel Grenier*	44	Chief Executive Officer, Executive Director
Ronaldo Iabrudi dos Santos Pereira	61	Vice-Chairman, Non-Executive Director
Eleazar de Carvalho Filho	59	Non-Executive Director
Silvio J. Genesini†*	63	Non-Executive Director
Bernard Oppetit†*	60	Non-Executive Director
Arnaud Strasser	47	Non-Executive Director
Antoine Giscard d’Estaing	55	Non-Executive Director
Yves Desjacques	48	Non-Executive Director
†	Denotes that the Cnova board of directors has determined that such director is not affiliated with the Casino parties.
*	Denotes that the board member served as a member of the Cnova transaction committee formed in connection with negotiation of the Reorganization Agreement and the Transactions.

Peter Estermann was appointed to the board of directors of the Company on November 20, 2015, and currently serves as a replacement non-executive director and Chairman of the board of directors. Besides his position at the Company, Mr. Estermann has been the Chief Executive Officer of Via Varejo since October 2015, and has been vice president of strategic development and infrastructure of GPA since 2014. Over the past five years, he held the following executive positions: Vice President and Chief Operating Officer of TENCO Shopping Centers (2014); Executive Officer of Global Operations of Magnesita Refractarios S.A. from 2012 to 2013; and Chief Executive Officer at LWB Refractories - Germany, subsidiary of Magnesita Refractarios S.A. for operations in Europe, from 2008 to 2011. Mr. Estermann also served as a member of the board of directors of Tecflor Industrial S.A. from 1997 to 1998, Planalto Transportes Ltda. from 2007 to 2008 and Odontosystem Ltda. in 2008; as chairman of the board of directors of Sinterco S.A. from 2008 to 2013; and as member and chairman of the board of directors of Reframec Services S.A. in 2013. Mr. Estermann’s principal business address is Rua João Pessoa, nº 83, Centro, São Caetano do Sul, SP, Brazil, CEP 09520-01. Mr. Estermann is a citizen of Brazil.

Didier Lévêque has served as one of Cnova’s directors since October 31, 2014. He currently serves as Corporate Secretary of Euris S.A.S. (since 2008), the ultimate parent company of Casino Group, and also serves as Chairman of the board of directors and CEO of Finatis S.A. (since 2010 and 2008, respectively), a parent company of both Casino Group and Rallye. Mr. Lévêque is also the Chairman and CEO of Carpinienne de Participations S.A., Euris North America Corporation, Euristates Inc., Euris Real Estate Corporation and Parande Brooklyn Corp., the Chairman of Par-Bel 2 S.A.S. and Matignon Diderot S.A.S., and is a director of Euris (UK) Limited, Foncière Euris S.A., Casino and Rallye, and the co-Legal Manager of Silberhorn S.à r.l. Mr. Lévêque is a graduate of Hautes Études Commerciales (HEC). Mr. Lévêque is a citizen of France.

Emmanuel Grenier was appointed as Cnova’s Co-CEO in June 2014 and subsequently appointed CEO and replacement executive director on January 21, 2016. On June 29, 2016, Mr. Grenier was appointed as executive director at Cnova's annual meeting of shareholders. Since joining Casino Group in 1996, Mr. Grenier has served in a variety of roles in supply chain and IT, most recently as Managing Director and Chief Executive Officer of Cdiscount since 2008. Mr. Grenier holds a masters degree from ESC Chambéry in France. Mr. Grenier is a citizen of France.

Ronaldo Iabrudi dos Santos Pereira has served as one of Cnova’s directors since July 24, 2014. Mr. Iabrudi has served as Chief Executive Officer of CBD, as chairman of the board of directors of Via Varejo and as a member of the executive committee of Casino since 2014, and as a member of the board of directors of CBD since 2013. Previously, Mr. Iabrudi was the Chairman of Lupatech’s and Contax’s Board of Directors. He also worked as member of the board of officers of Oi / Telemar and Cemar. Mr. Iabrudi also worked as Magnesita’s CEO between 2001 and 2007. Mr. Iabrudi’s principal business address is Avenida Brigadeiro Luís Antonio, No.3142, Jardim Paulista, CEP 01402-901, São Paulo – SP, Brazil. Mr. Iabrudi is a citizen of Brazil.

Eleazar de Carvalho Filho has served as one of Cnova’s directors since October 31, 2014. He is a founding partner at Virtus BR Partners, an independent advisory firm, and at Sinfonia Capital, and currently serves on the board of directors of FMC Technologies, Inc. and of Brookfield Renewable Energy Partners. Previously, he served as chief executive officer of Unibanco Banco de Investimentos and president of the Brazilian Development Bank (“BNDES”) and managing director of Banco UBS-Brasil. He served as the Chairman of the board of directors of BHP Billiton Brazil and as a member of the boards of directors of Petrobras, Centrais Elétricas Brasileiras, Vale, Tele Norte Leste Participações, Alpargatas, and others. He also is president of the board of trustees of the Brazilian Symphony Orchestra Foundation. Mr. Filho’s principal business address is Rua Joaquim Floriano, nº 1120, 6º andar, Itaim Bibi, CEP 04534-004, São Paulo, SP, Brazil. Mr. Filho is a citizen of Brazil.

Silvio J. Genesini has served as a replacement director since December 8, 2014, and was subsequently appointed as non-executive director on May 20, 2015. He currently serves as a member of the board of directors of Algar, a Brazilian conglomerate with telecom, information technology and agribusiness operations, and as president of LIDE Tecnologia. Mr. Genesini previously served as Chief Executive Officer of Grupo Estado, a Brazilian media group, from 2009 to 2012 as the managing director of Brazilian operations for Oracle Corporation from 2004 to 2009, and as a partner at Accenture and Andersen Consulting. Mr. Genesini holds a degree in industrial engineering from Universidade de São Paulo. Mr. Genesini is a citizen of Brazil.

Bernard Oppetit has served as one of Cnova’s directors since November 19, 2014. Prior to founding Centaurus Capital, Mr. Oppetit held various positions at Paribas (now BNP Paribas). He started at Paribas in 1979, in Information Technology, worked in M&A from 1981 to 1987, joined the Risk Arbitrage Department in 1987, and was appointed global head of Equity Derivatives at Paribas in 1995 and served in this capacity until he resigned in 2000. He has been an independent director and Chairman of the audit committee of Natixis since 2009 and 2010, respectively. Mr. Oppetit is also a director of Centaurus Capital Holdings Limited, Centaurus Global Holding Limited and Centaurus Management Company Limited. In addition, Mr. Oppetit is a trustee of the Academy of St. Martin-in-the-Fields. Mr. Oppetit graduated from the École Polytechnique in Paris in 1978. Mr. Oppetit is a citizen of France.

Arnaud Strasser has served as one of Cnova’s directors since May 30, 2014. Mr. Strasser has served as Director, Corporate Development and Holdings of Casino and as a member of the Casino Management Board since 2010. He has also served as a member of the board of directors of Éxito since 2010 (member of the Good Governance Code Assessment, Follow-up and Compensation Committee), member of the board of directors of CBD since 2010 and Vice Chairman since 2012 (member of the Human Resources and Compensation Committee), and a member of the board of directors and Vice Chairman of Via Varejo since 2012 and 2013, respectively (member of the Human Resources and Compensation Committee). Mr. Strasser also served as a member of the board of directors of Big C Supercenter until 2014. Mr. Strasser joined Casino in 2007 and served until 2009 as Advisor to the Chairman for International Development of Casino. Mr. Strasser is a graduate from the École Nationale d’Administration (ENA); he also holds a masters degree from the Hautes Études Commerciales (HEC), and a masters degree from the Institut d’Etudes Politiques de Paris. Mr. Strasser is a citizen of France.

Antoine Giscard d’Estaing was appointed as non-executive director at our annual general meeting of shareholders held on May 20, 2015. After serving four years in the auditing department of the French Treasury, he joined Suez-Lyonnaise des Eaux in 1990 and eventually became that company's Chief Financial Officer. He then joined Schneider Electric in 2000 as Executive Vice-President of Finance, Auditing and Legal Affairs, before moving to Groupe Danone S.A. in 2005 as Executive Vice-President of Finance, Strategy and Information Systems. He was appointed Danone's Corporate Secretary in 2007. Since 2008, he has been a partner with Bain & Company Paris. He joined Casino Group in April 2009 as Chief Financial Officer and member of the Executive Committee. Mr. Giscard d'Estaing is a graduate of the HEC School of Management and the École Nationale d'Administration. Mr. Giscard d'Estaing's principal business address is 11, rue de Cambrai, 75019 Paris, France. Mr. Giscard d'Estaing is a citizen of France.

Yves Desjacques was appointed non-executive director on August 25, 2015. Mr. Desjacques previously served as one of Cnova’s directors from November 19, 2014 to December 8, 2014. He has served as head of human resources of Groupe Casino and as a member of the board of directors of Almacenes Éxito S.A. since 2007 and 2009, respectively. Mr. Desjacques has been a member of the board of directors of Via Varejo S.A. since February 2014 and is also chairman of the human resources committee of Via Varejo S.A. He is also a member of the board of directors and the human resources and compensation committee of Companhia Brasileira de Distribuição. Mr. Desjacques also serves on the good governance code assessment, follow-up and compensation committee of Almacenes Éxito S.A. Prior to joining Groupe Casino, Mr. Desjacques was director of human resources and a member of the general committee of Vedior France from 2001 to 2007. Mr. Desjacques holds a masters degree in public law from Université Paris II Panthéon-Assas where he specialized in labor law, corporate relations and human resources. Mr. Desjacques is a citizen of France.

Executive Officers

The individuals listed below are Cnova’s current executive officers:

Name	Age	Position
Emmanuel Grenier	44	Chief Executive Officer
Pascal Rivet	55	Chief Compliance Officer
Steven Geers	34	General Counsel
Stéphane Brunel	42	Chief Financial Officer

The following paragraphs set forth biographical information regarding Cnova’s non-board executive officers. For biographical information regarding Emmanuel Grenier, see “—Directors.”

Pascal Rivet was appointed as Chief Compliance Officer on March 17, 2016. Prior thereto, Mr. Rivet served as Cnova’s Interim General Counsel since March 2015. Since joining Casino Group in 1995, Mr. Rivet has served in several different roles in legal affairs and tax compliance, most recently as International Legal Affairs Officer, and prior to that as General Counsel, Legal and Tax Officer and Group Tax Manager. Mr. Rivet holds a Master of Laws degree from the Faculté de Droit et Science Politique of the Université de Toulouse 1 Capitole and a degree from the French National Tax School. Mr. Rivet is a citizen of France.

Steven Geers was appointed as Cnova’s General Counsel on March 17, 2016, after having worked as Cnova’s Assistant General Counsel from March 1, 2015. Prior to joining the Company, Mr. Geers worked as a senior lawyer at General Electric (GE) and practiced law at international law firms in Amsterdam and The Hague in the Netherlands, and in New York City. Mr. Geers holds a master’s degree in Corporate Law from Groningen University in the Netherlands. Mr. Geers is a citizen of the Netherlands.

Stéphane Brunel was appointed as Chief Financial Officer on June 10, 2016. He has served as CFO of Cdiscount Group since February 2015 and as Cnova’s deputy CFO since April 2015. Since joining Casino Group in 2008, Mr. Brunel has served in a variety of roles, including as Chief Financial Officer of Franprix–Leader Price between April 2011 and February 2015. Prior to that, Mr. Brunel worked at Rallye from 2006 to 2008 and previously at Morgan Stanley’s investment banking division. Mr. Brunel holds a master’s degree from EM Lyon in France. Mr. Brunel is a citizen of France.

Ratio of Earnings to Fixed Charges

The following table presents the ratio of earnings to fixed charges for Cnova for the fiscal periods indicated.

Years ended December 31,		Six months ended June 30,
2014	2015	2015	2016
(2.68)	(3.51)	(2.85)	(5.34)

Cnova has calculated the ratio of earnings to fixed charges by dividing “earnings,” consisting of income from continuing operations before income taxes and fixed charges for the periods indicated, by Cnova’s “fixed charges,” consisting of interest expense (which includes interest on indebtedness, the amortization of discounts, and the amortization of capitalized debt issuance costs) and the portion of estimated rents that Cnova believes to be representative of the interest factor (one-third of rental expenses), in each case for the periods indicated.

Book Value Per Share

Cnova’s standalone net book value per share as of June 30, 2016 was approximately €0.48 (calculated based on 441,297,846 Ordinary Shares outstanding as of such date).

Subject Securities

The exact title of the class of equity securities cancelled by Cnova in the Reorganization and subject to the Offers is ordinary shares, par value €0.05 per share, of Cnova N.V. There were 441,297,846 ordinary shares outstanding as of the date of this supplemental information statement.

Market Price of the Ordinary Shares and Dividend Information

The ordinary shares have been quoted on NASDAQ under the symbol “CNV” since November 20, 2014. Prior to that date, there was no public trading market for Cnova’s ordinary shares. Cnova’s IPO was priced at US$7.00 per share on November 20, 2014. On January 23, 2015, Cnova completed a secondary listing of the ordinary shares on Euronext Paris under the symbol “CNV” without issuing or offering any new equity capital.

The following table sets forth for the periods indicated the high and low sales prices for the ordinary shares.

	NASDAQ		Euronext Paris
	High	Low	High	Low
2014
Fourth Quarter	$8.27	$6.71	€—	€—

2015
First Quarter	$8.60	$4.53	€7.40	€5.00
Second Quarter	$6.70	$5.27	€6.55	€4.99
Third Quarter	$5.67	$2.96	€5.15	€2.71
Fourth Quarter	$3.98	$2.15	€3.41	€2.09

2016
First Quarter	$3.03	$2.02	€2.66	€1.95
Second Quarter	$5.25	$2.85	€4.64	€2.55
Third Quarter (through September 14, 2016, 2016)	$5.38	$4.73	€4.80	€4.25

Cnova has never declared or paid a cash dividend to its shareholders.

Exchange Rates

All references in this supplemental information statement to “U.S. dollars” or “US$” are to the legal currency of the United States, all references to “euro” or “€” are to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the treaty establishing the European Community, as amended, and all references to the “real” or “R$” are to Brazilian reais, the official currency of the Federative Republic of Brazil (“Brazil”). This supplemental information statement contains translations of euro amounts into U.S. dollars at specific rates as noted throughout the document.

The tables below show the high, low, average and period end exchange rates of U.S. dollars per euro and euros per real for the periods shown. Average rates are computed by using the noon buying rate of the Federal Reserve Bank of New York for the euro on each business day during the relevant year indicated or each business day during the relevant month indicated.

	U.S. dollars (US$) per euro (€)				euros (€) per Brazilian real (R$)
Year ended Dec. 31,	High	Low	Average	Year- End	High	Low	Average	Year- End
2011	1.4875	1.2926	1.3931	1.2973	0.4585	0.3896	0.4303	0.4139
2012	1.3463	1.2062	1.2859	1.3186	0.4449	0.3613	0.3999	0.3699
2013	1.3816	1.2774	1.3281	1.3779	0.3955	0.3070	0.3507	0.3070
2014	1.3927	1.2101	1.3297	1.2101	0.3443	0.2924	0.3208	0.3105
2015	1.2015	1.0524	1.1096	1.0859	0.3442	0.2114	0.2743	0.2319
	U.S. dollars (US$) per euro (€)				euros (€) per Brazilian real (R$)
Month Ended	High	Low	Average	Month-End	High	Low	Average	Month-End
January 31, 2016	1.0964	1.0743	1.0855	1.0832	0.2324	0.2211	0.2272	0.2258
February 29, 2016	1.1362	1.0868	1.1092	1.0868	0.2312	0.2218	0.2276	0.2304
March 31, 2016	1.1390	1.0845	1.1134	1.1390	0.2518	0.2298	0.2428	0.2429
April 30, 2016	1.1441	1.1239	1.1346	1.1441	0.2539	0.2381	0.2478	0.2516
May 31, 2016	1.1516	1.1135	1.1312	1.1135	0.2537	0.2434	0.2501	0.2509
June 30, 2016	1.1400	1.1024	1.1232	1.1032	0.2786	0.2485	0.2595	0.2786

The noon buying rate of the Federal Reserve Bank of New York for the euro on June 30, 2016 was €1.00 = US$1.1032. The reference rate of the European Central Bank for the real on June 30, 2016 was R$1.00 = €0.2786. As of September 9, 2016, the most recent practicable date for which the Federal Reserve Bank of New York noon buying rate has been posted prior to the date of this supplemental information statement, the noon buying rate of the Federal Reserve Bank of New York for the euro was €1.00 = US$1.1214. As of September 14, 2016, the most recent practicable date prior to the date of this supplemental information statement, the reference rate of the European Central Bank for the real was R$1.00 = €0.2696.

The Filing Parties make no representation that any euro, U.S. dollar or Brazilian real amounts could have been, or could be, converted into U.S. dollars or euro, as the case may be, at any particular rate, at the rates stated above, or at all. The rates set forth above are provided solely for the reader’s convenience and may differ from the actual rates used in the preparation of the consolidated financial statements included in this supplemental information statement and other financial data appearing in this supplemental information statement.

Security Ownership of Certain Beneficial Owners

Listed below are the names of each Cnova Party, each Casino Party, each CBD Party, each Via Varejo Party and each associate or majority-owned subsidiary of any of the foregoing who beneficially owns Ordinary Shares, along with the number of Ordinary Shares each such person beneficially owns as of the date of this supplemental information statement. Except as noted below, each person listed below has the sole power to vote or direct to vote and dispose or direct to dispose those Ordinary Shares beneficially owned by such person.

Certain Beneficial Ownership of Cnova Ordinary Shares
Owner	As of July 14, 2016†		Pro Forma Post-Reorganization††
	Ordinary Shares	Percentage of Class	Ordinary Shares	Percentage of Class
Jean-Charles Naouri(1)(2)	408,227,914	92.51%	311,437,116	90.40%
Euris S.A.S.(1)(2)	408,227,914	92.51%	311,437,116	90.40%
Casino(3)(6)	405,727,914	91.94%	308,937,116	89.68%
Finatis S.A.(3)	405,727,914	91.94%	308,937,116	89.68%
Foncière Euris S.A.(3)	405,727,914	91.94%	308,937,116	89.68%
Rallye S.A.(3)	405,727,914	91.94%	308,937,116	89.68%
Éxito(4)(6)	214,753,845	48.66%	117,963,047	34.24%
Segisor SAS(5)(6)	214,094,465	48.51%	117,303,664	34.05%
Wilkes Participações S.A.(5)(6)	214,094,465	48.51%	117,303,664	34.05%
CBD(5)(6)	214,094,465	48.51%	117,303,664	34.05%
Companhia Brasileira de Distribuição Luxembourg Holding S.à r.l.(6)(7)	117,303,664	26.58%	117,303,664	34.05%
Companhia Brasileira de Distribuição Netherlands Holding B.V.(6)(7)	117,303,664	26.58%	117,303,664	34.05%
Via Varejo(8)	96,790,798	21.93%	0	0.00%
VV DutchCo(8)	96,790,798	21.93%	0	0.00%
VV LuxCo(8)	96,790,798	21.93%	0	0.00%
†	Based on 441,297,846 Ordinary Shares outstanding as of July 14, 2016.
††	Pro forma calculations assume 334,507,048 Cnova ordinary shares outstanding after giving effect to the cancelation of 96,760,798 Cnova ordinary shares indirectly held by Via Varejo as contemplated by the Reorganization Agreement.
(1)	Includes 2,500,000 ordinary shares held of record by Euris S.A.S., 190,974,069 ordinary shares held of record by Casino, 659,383 ordinary shares held of record by Éxito, 117,303,664 ordinary shares held of record by Companhia Brasileira de Distribuição Netherlands Holding B.V., and 96,790,798 ordinary shares held of record by VV DutchCo.
(2)	As of August 31, 2016, Mr. Naouri held, directly or indirectly, 99.99% of the equity securities and 99.9% of the voting power of Euris S.A.S., in each case including pursuant to a usufruct interest with respect to a 45% interest in Euris S.A.S. owned by his three children, which entitles Mr. Naouri to all economic rights attached to such interest and all voting rights with respect to the allocation of profits. As of December 31, 2015, Euris S.A.S. held, directly or indirectly, 92.4% of the equity securities and the voting power of Finatis S.A. As of December 31, 2015, Finatis S.A. held, directly or indirectly 89.3% of the equity securities and the voting power of Foncière Euris S.A. As of December 31, 2015, Foncière Euris S.A. held directly, 55.3% of the equity securities and 71.3% of the voting power of Rallye S.A. As of December 31, 2015, Rallye S.A. held, directly or indirectly, 50.70% of the equity securities and 62.27% of the voting power of Casino.
(3)	Includes 190,974,069 ordinary shares held of record by Casino, 659,383 ordinary shares held of record by Éxito, 117,303,664 ordinary shares held of record by Companhia Brasileira de Distribuição Netherlands Holding B.V., and 96,790,798 ordinary shares held of record by VV DutchCo.
(4)	Includes 659,383 ordinary shares held of record by Éxito, 117,303,664 ordinary shares held of record by Companhia Brasileira de Distribuição Netherlands Holding B.V., and 96,790,798 ordinary shares held of record by VV DutchCo.
(5)	Includes 117,303,664 ordinary shares held of record by Companhia Brasileira de Distribuição Netherlands Holding B.V., and 96,790,798 ordinary shares held of record by VV DutchCo.
(6)	Casino holds, directly or indirectly, 32.8% of the equity securities and 99.94% of the voting power of CBD. In addition, Casino is an indirect controlling shareholder of Éxito and holds, directly or indirectly, 54.8% of the equity securities and voting power of Éxito. Éxito holds indirectly 50.0% of the voting equity securities of CBD, representing 18.8% of the total capital of CBD. Furthermore, Casino and Éxito each hold 50% of the voting equity securities of Segisor SAS, a holding entity that holds 100% of Wilkes Participações S.A., a holding entity that holds 35.39% of the equity securities and 94.3% of the voting power of CBD. In addition, Segisor SAS holds directly 2.11% of the equity securities and 5.62% of the voting power of CBD. CBD owns 410,352,691 Via Varejo common shares, representing 62.6% of common shares outstanding, and 149,168,394 Via Varejo preferred shares, representing 23.5% of preferred shares outstanding. Jointly, CBD’s common and preferred share ownership represents 43.30% of the total equity interests in Via Varejo. CBD also holds 100% of Companhia Brasileira de Distribuição Luxembourg Holding S.à r.l., which holds 100% of Companhia Brasileira de Distribuição Netherlands Holding B.V.
(7)	Includes 117,303,664 ordinary shares held of record by Companhia Brasileira de Distribuição Netherlands Holding B.V.
(8)	Includes 96,790,798 ordinary shares held of record by VV DutchCo. VV LuxCo owns 100% of VV DutchCo and Via Varejo owns 100% of VV LuxCo.

Prior Public Offerings

On November 25, 2014, Cnova completed the initial public offering of its Ordinary Shares on NASDAQ, in an underwritten public offering registered with the SEC on a registration statement on Form F-1 (File No. 333-196521), declared effective on November 19, 2014. Cnova sold 30,820,000 ordinary shares in its initial public offering, at a price per share of US$7.00. Aggregate net proceeds of the offering to Cnova, after deducting the underwriting discount and estimated expenses of the offering, were US$168.1 million. None of the filing persons other than Cnova received any proceeds from Cnova’s initial public offering.

IMPORTANT INFORMATION REGARDING CASINO

Company Background

Casino, a French public limited company (société anonyme), is a major food retailer in France and abroad. As a multi-format, multichannel group, it had 15,344 stores under management as of December 31, 2015. The business address and telephone number of Casino is 1, Esplanade de France, BP 306, 42008 Saint-Etienne Cedex 2, France, Tel.: +33 4 77 45 31 31.

Directors and Executive Officers

Set forth below for each of Casino’s directors and executive officers is their country of citizenship, current principal occupation or employment, the name, principal business and address of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of such director or executive officer.

Directors

Casino’s board of directors consists of 13 directors. The individuals listed below are Casino’s current directors. In addition, two non-voting directors, attend board meetings in an advisory capacity only: Mr. Henri Giscard d'Estaing and Mr. Gilles Pinoncely.

Name	Age	Position
Jean-Charles Naouri	67	Chairman, Chief Executive Officer
Nathalie Andrieux†	50	Director
Didier Carlier	64	Director, representative of Euris Corporate
Jacques Dumas	63	Director, representative of Cobivia Corporate
Diane Coliche	38	Director, representative of Matignon Diderot Corporate
Lady Sylvia Jay†	69	Director
Marc Ladreit de Lacharrière	75	Director
Didier Levêque	54	Director, representative of Foncière Euris Corporate
Catherine Lucet†	57	Director
Gérald de Roquemaurel†	70	Director
David de Rothschild	73	Director
Frédéric Saint-Geours†	66	Director
Michel Savart	54	Director, representative of Finatis Corporate
†	Denotes that the Casino board of directors has determined that such director is independent.

Jean-Charles Naouri. Mr. Naouri is Chairman of the board of directors and Chief Executive Officer of Casino. A graduate of the École normale supérieure (sciences), Harvard University and the École nationale d’administration, Mr. Naouri began his career as Inspector General of Finances at the French Treasury. He was appointed Chief of Staff for the Minister of Social Affairs and National Solidarity in 1982, then Chief of Staff for the Minister of the Economy, Finance and Budget in 1984. In 1987, he founded Euris S.A., which became the controlling shareholder of Rallye S.A. in 1991 then of Casino in 1998. Mr. Naouri has been Chairman and Chief Executive Officer of Casino since March 2005. Mr. Naouri’s principal business address is c/o Groupe Casino, 1, Esplanade de France, BP 306, 42008 Saint-Etienne Cedex 2, France. Mr. Naouri is a citizen of France.

Nathalie Andrieux. Ms. Andrieux is an independent director of Casino. She is independent director of various companies. She joined La Poste Group in 1997, was appointed Chief Executive Officer of Média Poste in 2004, Chairman of Média Poste in 2009 and Chairman of La Poste Numérique in 2012, a position she held until March 2015. Prior to joining La Poste, she held various positions in the Banque Populaire group, Casden (1993-1997) and Bred (1990-1993). Ms. Andrieux’s principal business address is 171 rue de l’université – 75007, Paris, France. Ms. Andrieux is a citizen of France.

Didier Carlier. Mr. Carlier is the Chief Executive Officer of Rallye and a member of the board of directors of Casino. He was appointed Deputy Chief Executive Officer in January 2002. He has been Chief Executive Officer of Rallye since February 28, 2013. Mr. Carlier’s principal business address is 83, rue du Faubourg-Saint-Honoré – 75008 Paris, France. Mr. Carlier is a citizen of France.

Jacques Dumas. Mr. Dumas is a member of the board of directors of Casino. Mr Dumas is Deputy Chief Executive Officer of Euris and Advisor to the Chairman of Casino. Mr. Dumas’s principal business address is 148 rue de l’Université - 75007 Paris. Mr. Dumas is a citizen of France.

Diane Coliche. Ms. Coliche is a member of the board of directors of Casino. Ms. Coliche has been M&A and Investments Director at Casino since 2010. Ms. Coliche’s principal business address is 148 rue de l’Université - 75007 Paris. Ms. Coliche is a citizen of France.

Lady Sylvia Jay. Ms. Jay is an independent director of Casino. She is independent director of various companies. In 2001, Ms. Sylvia Jay joined the private sector as Chief Executive Officer of the U.K. Food and Drink Federation until 2005, when she was appointed Vice Chairwoman, then in 2011 Chairwoman of L’Oréal UK and Ireland until August 2013. Ms. Jay’s principal business address is 38 Markham Street – London SW3 3NR, UK. Ms. Jay is a citizen of the United Kingdom.

Marc Ladreit de Lacharrière. Mr. Ladreit de Lacharrière is a member of the board of directors of Casino. Mr. Ladreit de Lacharrière is a founding member of Fimalac, serving as Fimalac’s chairman and chief executive officer. Mr. Ladreit de Lacharrière’s principal business address is 97, rue de Lille – 75007 Paris, France. Mr. Ladreit de Lacharrière is a citizen of France.

Didier Levêque. Mr. Levêque is a member of the board of directors of Casino. See the section entitled “Important Information Regarding Cnova—Directors” for more information about Mr. Lévêque.

Catherine Lucet. Ms. Lucet is an independent director of Casino. Ms. Lucet worked at the Vivendi Group as Chief Executive Officer of Éditions Nathan. Ms. Lucet is a member of the Executive Committee of Editis, Chief Executive Officer of its Education and Reference division, which includes Éditions Nathan, Bordas, Clé and Retz and the Le Robert dictionaries, and Chairwoman of Éditions Nathan. Since 2010, she has also been Vice-Chairwoman of the Cap Digital business cluster. Ms. Lucet’s principal business address is 25, avenue Pierre-de-Coubertin – 75013 Paris, France. Ms. Lucet is a citizen of France.

Gérald de Roquemaurel. Gérald de Roquemaurel is an independent director of Casino. He is manager of BGR Partners, partner of Arjil in Belgium. From January 2009 to September 2015 he served as Senior Partner of Arjil in Belgium. He was appointed as Senior Advisor at Messiers-Maris in September 2015. Mr. de Roquemaurel’s principal business address is Rue de Belle Vue, 64 – Brussels 1000, Belgium. Gérald de Roquemaurel is a citizen of France.

David de Rothschild. David de Rothschild has run the Rothschild & Co. group (formerly Paris-Orléans) since 2003. He has been Chairman of Rothschild & Co Gestion SAS and Statutory Managing Partner of Rothschild & Co. since June 2012. Mr. de Rothschild’s principal business address is 29, avenue de Messine – 75008 Paris, France. David de Rothschild is a citizen of France.

Frédéric Saint-Geours. Mr. Saint-Geours is an independent director of Casino. In January 2008, he was appointed Advisor to the Chairman of the Executive Board of PSA Peugeot Citroën and member of its Executive Committee. He was elected Chairman of the UIMM trade federation on December 20, 2007. As from 2009, he was successively a member of the Management Board of Peugeot SA, Chief Financial Officer and Head of Strategy for the PSA Peugeot Citroën Group, head of the Peugeot and Citroën brands and Special Advisor to the Chairman of the Management Board of PSA Peugeot Citroën. In September 2013, he was elected Chairman of the Groupe des Fédérations Industrielles (“GFI”) and in November 2014, Chairman of the Supervisory Board of the SNCF an appointment that was renewed in July 2015. Mr. Saint-Geours’s principal business address is 75, avenue de la Grande-Armée 75116 Paris, France. Mr. Saint-Geours is a citizen of France.

Michel Savart. Mr. Savart is a member of the board of directors of Casino. Mr. Savart has been Chairman and Chief Executive Officer of Foncière Euris since August 2009. Mr. Savart’s principal business address is 83, rue du Faubourg-Saint-Honoré – 75008 Paris, France. Mr. Savart is a citizen of France.

Non-voting directors

Henri Giscard d’Estaing. Mr. Giscard d’Estaing is a non-voting director of Casino. Mr. Giscard d’Estaing serves as Chairman and Chief Executive Officer of Club Méditerranée. Henri Giscard d’Estaing joined Club Méditerranée in 1997 where he was successively Deputy Chief Executive Officer in charge of Finance, Business

Development and International Relations (1997-2001), Chief Executive Officer (2001-2002), and Chairman of the Executive Board (2002-2005) before being appointed Chairman and Chief Executive Officer. Mr. Giscard d’Estaing’s principal business address is 11, rue de Cambrai, 75019 Paris, France. Mr. Giscard d’Estaing is a citizen of France.

Gilles Pinoncély. Mr. Pinoncély is a non-voting member of the board of directors of Casino. He was appointed member of the Supervisory Board of Casino and then member of the board of directors in 2003. Mr. Pinoncély’s principal business address is 1, Esplanade de France – 42000 Saint-Étienne, France. Mr. Pinoncély is a citizen of France.

Executive Officers

Hervé Daudin. Mr. Daudin is the Executive Officer, Merchandise Director and Chairman of EMC Distribution. Mr. Daudin’s principal business address is 148 rue de l’Université – 75007 Paris. Mr. Daudin is a citizen of France.

Yves Desjacques. Mr. Desjacques is the Executive Officer, Corporate Human Resources of Casino. Mr. Desjacques’s principal business address is 148 rue de l’Université – 75007 Paris. Mr. Desjacques is a citizen of France.

Carlos Mario Giraldo Moreno. Mr. Moreno is the Chairman and Chief Executive Officer of the Éxito Group (Colombia). Mr. Moreno’s principal business address is Carrera 48 nº 32 B Sur 139 Envigado, Colombia. Mr. Moreno is a citizen of Colombia.

Antoine Giscard-d’Estaing. Mr. Giscard-d'Estaing is the Chief Financial Officer of Casino. Mr. Giscard-d'Estaing’s principal business address is 148 rue de l’Université – 75007 Paris. Mr. Giscard-d'Estaing is a citizen of France.

Ronaldo Labrudi. Mr. Labrudi is the Chief Executive Officer of GPA (Brazil). Mr. Labrudi’s principal business address is Avenida Brigadeiro Luís Antonio, No.3142, Jardim Paulista, CEP 01402-901, São Paulo – SP, Brazil. Mr. Labrudi is a citizen of Brazil.

Julien Lagubeau. Mr. Lagubeau is the Chief Operating Officer and Executive Committee Secretary of Casino. Mr. Lagubeau’s principal business address is 148 rue de l’Université – 75007 Paris. Mr. Lagubeau is a citizen of France.

Jean-Paul Mochet. Mr. Mochet is the Chief Executive Ofﬁcer of Franprix and the Convenience Banners. Mr. Mochet’s principal business address is 123 quai Jules Guesde - 94400 Vitry-sur-Seine. Mr. Mochet is a citizen of France.

Tina Schuler. Ms. Schuler is the Chief Executive Ofﬁcer of Leader Price and Casino Supermarkets. Ms. Schuler’s principal business address is 123 quai Jules Guesde - 94400 Vitry-sur-Seine. Ms. Schuler is a citizen of France.

Arnaud Strasser. Mr. Strasser is the Executive Officer, Corporate Development and Holdings of Casino. See the section entitled “Important Information Regarding Cnova—Directors” for more information about Mr. Strasser.

Gérard Walter. Mr. Walter is the Chief Executive Ofﬁcer of Géant Casino. He was the Executive Managing Director of Géant Casino from December 2009. Mr. Walter joined the Casino Group in 1985. He started as Department Manager, then Supermarket Director. In 1992, he joined the hypermarket branch as a store director, then as a regional director and then as a Profession Director. In 2003, he was appointed General Manager of Géant Polska before becoming Executive Operations Manager of Géant Casino in France. From 2008, Mr. Walter was the Food Purchasing Director of the Casino Group. Mr. Walter’s principal business address is 1, Esplanade de France - 42000 Saint-Étienne, France. Mr. Walter is a citizen of France.

Régis Schultz. Mr. Schultz was appointed Chairman of Monoprix on August 22, 2016. Mr. Shultz's principal business address is 14/16 rue Marc Bloch 92116 Clichy. Mr. Schultz is a citizen of France.

IMPORTANT INFORMATION REGARDING CBD

Company Background

CBD is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale as well as electronic channels. The business address and telephone number of CBD is Av. Brigadeiro Luís Antônio, 3142 Jardim Paulista CEP 01402-901 São Paulo SP Brasil, Tel.: (55 11) 3886-0533.

Directors and Executive Officers

Set forth below for each of CBD’s directors and executive officers is their country of citizenship, current principal occupation or employment, the name, principal business and address of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of such director or executive officer.

Directors

CBD’s board of directors consists of 11 directors. The individuals listed below are CBD’s current directors.

Name	Age	Position
Ronaldo Iabrudi dos Santos Pereira	61	Chief Executive Officer, Director
Arnaud Strasser	47	Vice Chairman, Director
Jean-Charles Naouri	67	Chairman
Eleazar de Carvalho Filho†*	59	Independent Director
Luiz Augusto de Castro Neves†	72	Independent Director
Maria Helena dos Santos Fernandes Santana†*	57	Independent Director
Luiz Aranha Corrêa do Lago†*	65	Independent Director
Yves Desjacques	48	Director
Carlos Mario Giraldo Moreno	56	Director
José Gabriel Loaiza Herrera	41	Director
Carlos Mario Diéz Gomez	56	Director
†	Denotes that the CBD board of directors has determined that such director is not affiliated with the Casino parties.
*	Denotes service a member of the CBD special committee formed in connection with analysis of the Transaction and the negotiation of the Casino and CBD Letters and new operational agreement between Via Varejo and CBD.

Ronaldo Iabrudi dos Santos Pereira. Mr. Iabrudi is CBD’s Chief Executive Officer and has been Chairman of the Board of Directors of Via Varejo since 2014. See the section entitled “Important Information Regarding Cnova—Directors” for more information about Mr. Iabrudi.

Arnaud Strasser. Mr. Strasser is the Executive Officer, Corporate Development and Holdings of Casino. See the section entitled “Important Information Regarding Cnova—Directors” for more information about Mr. Strasser.

Jean-Charles Naouri. Mr. Naouri is the CBD’s Chairman of the Board of Directors and has been a member of CBD’s board of directors since 2005. See “Important Information Regarding Casino—Directors and Officers—Jean-Charles Naouri” for additional information regarding Mr. Jean-Charles Naouri.

Eleazar de Carvalho Filho. Mr. Filho has been an independent member of CBD’s board of directors since 2012 and a member of Cnova board of directors since October 2014. See the section entitled “Important Information Regarding Cnova—Directors” for more information about Mr. Filho.

Luiz Augusto de Castro Neves. Mr. Neves has been an independent member of CBD’s board of directors since 2012. He served as the Brazilian ambassador to Japan, Mongolia, the Democratic People’s Republic of Korea (2008-2010), China (2004-2008) and Paraguay (2000-2004). Mr. Castro Neves was also Deputy Secretary-General of Foreign Affairs, chairman of the board of directors of Itaipu Binacional, interim Minister of State and Head of the Secretariat of Strategic Affairs of the Presidency of Brazil. Mr. Castro Neves is a founding partner of CN Estudo e Projetos Ltda., Vice-President Emeritus of the Brazilian Center of Foreign Affairs, a

member of the technical board of the National Trade Confederation and Chairman of the China-Brazil Business Council. Mr. Neves’s principal business address is Rua Araújo Porto Alegre, 36, sala 1.202, Centro, CEP: 20.030-902, Rio de Janeiro, RJ, Brazil. Mr. Neves is a citizen of Brazil.

Maria Helena dos Santos Fernandes Santana. Ms. Santana has been an independent member of CBD’s board of directors since 2013. She is also independent director and the coordinator of the audit committee of Totvs S.A., a member of the audit committee of Itau Unibanco Holding S.A. and trustee of the IFRS Foundation. Previously, she was an independent director of CPFL Energia S.A. and served as chairman of the Securities Commission of Brazil (“CVM”) from July 2007 to July 2012 and as a commissioner of the CVM from July 2006 to July 2007. She also worked as chair of the Executive Committee of the International Organization of Securities Commissions (“IOSCO”) from 2011 to 2012. Ms. Santana’s principal business address is Av. Brigadeiro Luis Antonio, 3142, São Paulo, SP, Brazil. Ms. Santana is a citizen of Brazil.

Luiz Aranha Corrêa do Lago. Mr. Corrêa do Lago has been an independent member of CBD’s board of directors since 2014. He is professor of economics at Pontifical Catholic University of Rio de Janeiro (“PUC-RJ”) since 1979, having served as associate professor from 1979 to 1995 and as full professor since 1995. He is a consultant for Grupo Lorentzen and member of the board of directors of Lorentzen Empreendimentos S.A., where he served as director from 1988 to 2006. He served as a member of the board of directors of Aracruz Celulose S.A. from 1988 to 2008, Veracel S.A. from 2006 to 2008, Arapar S.A. from 1988 to 2009 and Companhia de Navegação Norsul from 1988 to 2010. Mr. Corrêa’s principal business address is Rua Lauro Muller, nº 116, sala 3902, Botafogo, Rio de Janeiro, RJ, Brazil. Mr. Corrêa is a citizen of Brazil.

Yves Desjacques. Mr. Desjacques has been a member of CBD’s board of directors since 2014. See the section entitled “Important Information Regarding Cnova—Directors” for more information about Mr. Desjacques.

Carlos Mario Giraldo Moreno. Mr. Giraldo has been a member of CBD’s board of directors since 2015. He is also the chief executive officer of Éxito and a member of Casino’s executive committee. Mr. Giraldo joined Grupo Exito in 2007 as Chief Operational Officer and has been Grupo Exito’s Chief Executive Officer since March 2013. Prior to joining Éxito, Mr. Giraldo was the President of Industrias Alimenticias Noel S.A., from 1997 to 2005 (main cookies and processed meat player) and President of Compañía de Galletas Noel S.A. and Executive Vice president Grupo Nutresa from 2005 to 2007 (main colombian food player). He is member of the following boards: The Consumer Goods Forum; The Coca-Cola Retailing Research Council for Latin America (Chairman 2013/2014); Copa Airlines and Interconección Electríca S.A. ISA in Colombia. In 2003, he was appointed Chairman of the board of the National Association of Business ANDI, main private sector Association in Colombia. Mr. Moreno’s principal business address is Carrera 48 nº 32 B Sur 139 Envigado, Colombia. Mr. Moreno is a citizen of Colombia.

José Gabriel Loaiza Herrera. Mr. Herrera has been a member of CBD’s board of directors since 2015. He is also International Business Vice-President of the Éxito Group, where he has also been Sales and Procurement Vice-President since 2011. Previously, he occupied the positions of Entertainment Officer, Consumer Electronics and Home Appliance Officer (2010-2011), Financial Planning Consultant (2008-2010) and Investor Relations Officer (2006-2008). Mr. Herrera’s principal business address is Carrera 48 nº 32 B Sur 139 Envigado, Colômbia. Mr. Herrera is a citizen of Colombia.

Carlos Mario Diéz Gomez. Mr. Gomez has worked for Almacenes Éxito S.A. since 1992, holding positions such as store officer, food retail officer, integration manager Medellín-Bogotá-Êxito, supermarket management manager, commercial vice-president, operations vice-president and currently as retail business vice-president. Mr. Gomez's principal business address is Carrera 48 nº 32 B Sur 139 Envigado, Colombia. Mr. Herrera is a citizen of Colombia.

Executive Officers

Christophe José Hidalgo. Mr. Hidalgo has been CBD’s chief financial officer and corporate services officer since 2012. He joined the Casino Group in 2000, where he has held several positions in finance and controllership, including chief financial officer of Éxito from 2010 to 2012. Mr. Hidalgo’s principal business address is Av. Brigadeiro Luis Antonio, 3142, Direx, São Paulo, SP, Brazil. Mr. Hidalgo is a citizen of France.

Antonio Salvador. Mr. Salvador has been CBD’s Executive Vice-President of Human Resources and Management since 2013. Previously, he served as vice president of human resources for Hewlett-Packard in Brazil from 2010 to 2013. Mr. Salvador’s principal business address is Av. Brigadeiro Luis Antonio, 3142, São Paulo, SP, Brazil. Mr. Salvador is a citizen of Brazil.

Belmiro de Figueiredo Gomes. Mr. Gomes has been CBD’s wholesale business officer since 2012. Mr. Gomes joined the Company in 2010, having also held the position of commercial director. Mr. Gomes’s principal business address is Av. Aricanduva, nº 5555, Âncora E, Vila Aricanduva, São Paulo, SP, CEP 03527-000, Brazil. Mr. Gomes is a citizen of Brazil.

Daniela Sabbag. Ms. Sabbag has been CBD’s investor relations officer since 2013. Ms. Sabbag was CBD’s investor relations nonexecutive officer from 2006 to 2010 and strategic planning, mergers and acquisitions and new business officer from 2010 to 2013. Ms. Sabbag’s principal business address is Av. Brigadeiro Luis Antonio, 3142, Direx, São Paulo, SP, Brazil. Ms. Sabbag is a citizen of Brazil.

Luis Emilio Moreno Sanchez. Mr. Sanchez is CBD's executive vice-president of multiretail business. Mr. Sanchez worked for Libertad S.A. (Groupe Casino) from 2014 to 2016, as CEO General Director. He also worked for Walmart from 2005 to 2013, as Head of Merchandising, Vice-president New Formats Development, Vice-president of Structural Supply Chain Transformation Food Private Labels, and Real Estate Development Senior Director; for Ahold from 2001 to 2005, as Grocery Buying Director, Hypermarket Format Director and Chief Opertions Officer and Formats Director; and for Carrefour from 1992 to 2001, as Deputy Director and Category Management New Markets Operations Project Lead, and Store Director. Mr. Sanchez's principal business address is Av. Brigadeiro Luis Antonio, 3142, São Paulo, SP, Brazil. Mr. Sanchez is a citizen of Spain.

Marcos Baruki Samaha. Mr. Samaha has been CBD's Multiretail Operations Executive Officer since January 2016. Previously, he was the Chief Executive Officer of Jequiti Cosméticos from 2015 to 2016; the Chief Executive Officer of JBS Foods on 2013. He has also worked for Walmart, as Commercial Director, Supercenter Department Vice-President, South Region Vice-President, Executive Vice-President - Retail Division Chief Operational Officer, Chief Executive Officer Central America (five countries) and as Chief Executive Officer Brazil, from 1999 to 2010. Mr. Samaha's principal business address is Av. Brigadeiro Luis Antonio, 3142, São Paulo, SP, Brazil. Mr. Sanchez is a citizen of Brazil.

IMPORTANT INFORMATION REGARDING VIA VAREJO

Company Background

Via Varejo has more than 60 years of history and tradition in the electronics, home appliances and furniture market. Via Varejo has over approximately 975 stores and is present in nearly 350 cities across 20 Brazilian states, in addition to the Federal District, employing more than 60,000 people. The business address and telephone number of Via Varejo is Rua João Pessoa, No. 83, 3rd floor, Centro district, at the City of São Caetano do Sul, State of São Paulo, Tel.: +55 11 4225 6000.

Directors and Executive Officers

Set forth below for each of Via Varejo’s directors and executive officers is their country of citizenship, current principal occupation or employment, the name and principal business address of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of such director or executive officer.

Directors

Via Varejo’s board of directors consists of nine directors. The individuals listed below are Via Varejo’s current directors.

Name	Age	Position
Ronaldo Iabrudi dos Santos Pereira	61	Chairman
Arnaud Strasser	47	Vice-Chairman
Líbano Miranda Barroso	51	Director
Alberto Ribeiro Guth†*	57	Independent Director
Christophe José Hidalgo*	48	Director
Michael Klein†*	65	Director
Renato Carvalho do Nascimento†*	45	Independent Director
Roberto Fulcherberguer	45	Director
Hervé Daudin	49	Director
†	Denotes that the Via Varejo board of directors has determined that such director is not affiliated with the Casino parties.
*	Denotes service as a member of the Via Varejo special committee formed in connection with negotiation of the Reorganization Agreement and the new operational agreement.

Ronaldo Iabrudi dos Santos Pereira. Mr. Iabrudi is the CBD's Chief Executive Officer and Director and Via Varejo's Chairman of the Board of Directors since 2014, where he was elected as member of the Board of Directors in 2013. Previously, Mr. Iabrudi was the Chairman of Lupatech's and Contax's Board of Directors. He also worked as member of the board of officers of Oi / Telemar and Cemar. Mr. Iabrudi also worked as Magnesita's CEO between 2007 and 2011. Mr. Iabrudi's principal business address is Avenida Brigadeiro Luís Antonio, No.3142, Jardim Paulista, CEP 01402-901, São Paulo - SP, Brazil. Mr. Iabrudi is a citizen of Brazil.

Arnaud Strasser. Mr. Strasser is the Vice Chairman of the board of directors of Via Varejo. See the section entitled “Important Information Regarding Cnova—Directors” for more information about Mr. Strasser.

Alberto Ribeiro Guth. Mr. Guth is a member of the board of directors of Via Varejo. Mr. Guth is a founding partner of Angra Partners Gestão de Recursos e Assessoria Financeira, a company founded in 2003 and focused on financial restructuring and debt negotiations, operational restructuring and coordination of merger and acquisitions business processes. Mr. Guth’s principal business address is Rua João Pessoa, nº 83, Centro, São Caetano do Sul, SP, Brazil, CEP 09520-01. Mr. Guth is a citizen of Brazil.

Christophe José Hidalgo. Mr. Hidalgo is a member of the board of directors of Via Varejo. Mr. Hidalgo served as the CFO of Êxito Group (Colombia), a subsidiary of Casino Group, from 2010 to 2012. After joining Casino in 2000, Mr. Hidalgo held several positions in financing and controlling at the Group. He is currently CFO of CBD. Avenida Brigadeiro Luís Antonio, No.3142, Jardim Paulista, CEP 01402-901, São Paulo - SP, Brazil. Mr. Hidalgo is a citizen of France.

Líbano Miranda Barroso. Mr. Barroso is a member of the board of directors of Via Varejo. Mr. Barroso served as the Chief Executive Officer of Via Varejo from April 2014 to October 2015. He has been a member of the board of directors of Via Varejo since February 2014, and also served as the Vice-President of Operations and Vice-President of Strategic Development of Pão de Açúcar Group. Previously, he held several executive-level positions, including Chief Executive Officer of TAM Airlines, who structured the LAN-TAM joint venture, creating LATAM Airlines Group. He also served as the Chief Financial and Investor Relations Officer at CCR - Companhia de Concessões Rodoviárias, and Finance Coordinator at Andrade Gutierrez Concessões. Mr. Barroso’s principal business address is Rua João Pessoa, nº 83, Centro, São Caetano do Sul, SP, Brazil, CEP 09520-01. Mr. Barroso is a citizen of Brazil.

Michael Klein. Mr. Klein is a member of the board of directors of Via Varejo. Mr. Klein has been a member of Via Varejo’s board of directors since November 9, 2010. He is a partner and CEO of Casa Bahia Comercial Ltda. Previously, he served as the chairman of Via Varejo’s board of directors until February 2014. Mr. Klein’s principal business address is Rua João Pessoa, nº 83, Centro, São Caetano do Sul, SP, Brazil, CEP 09520-01. Mr. Klein is a citizen of Brazil.

Renato Carvalho do Nascimento. Mr. Carvalho do Nascimento is a member of the board of directors of Via Varejo. Mr. Carvalho do Nascimento is a founding partner of LaPlace Finanças, a financial advisory and investment funds management company. Mr. Carvalho do Nascimento worked at Lehman Brothers in New York in the investment banking area, and as a consultant at Accenture and Monitor. He was a member of the boards of Telemig, Metro of Rio de Janeiro and Tropical, and chairman of the board of Maeda. Mr. Carvalho do Nascimento is currently chairman of the board of TMA in Brazil. Mr. Carvalho do Nascimento was a finance professor at the MBA course of Insper, in São Paulo. Mr. Carvalho do Nascimento’s principal business address is Rua João Pessoa, nº 83, Centro, São Caetano do Sul, SP, Brazil, CEP 09520-01. Mr. Carvalho do Nascimento is a citizen of Brazil.

Roberto Fulcherberguer. Mr. Fulcherberguer is a member of the board of directors of Via Varejo. Mr. Fulcherberguer was the Company’s Sales Vice Chief Executive Officer until February 2015. He occupied the position of Vice Chief Executive Officer in Casa Bahia Comercial, Procurement Officer in Lojas Arapuã S.A and Category Manager in Companhia Brasileira de Distribuição. Mr. Fulcherberguer’s principal business address is Rua João Pessoa, nº 83, Centro, São Caetano do Sul, SP, Brazil, CEP 09520-01. Mr. Fulcherberguer is a citizen of Brazil.

Hervé Daudin. Mr. Daudin is a member of the board of directors of Via Varejo. Mr. Daudin joined Casino in 2003, as Vice President of Corporate Planning and Strategy (2003-2005). Mr. Daudin has served as Merchandise and Supply Chain Managing Director of the Group Casino since 2009. He is currently chairman of EMC Distribution SAS, Cdiscount Group and Distribution Casino France SAS. He is Vice-President of European Marketing Distribution AG and member of the board of directors of Big C Supercenter PLC. Mr. Daudin’s principal business address is Rua João Pessoa, nº 83, Centro, São Caetano do Sul, SP, Brazil, CEP 09520-01. Mr. Daudin is a citizen of France.

Executive Officers

Peter Estermann. Mr. Estermann has been the Chief Executive Officer of Via Varejo since October 2015, and served as Vice President of Strategic Development and Infrastructure of GPA from June 2014 to October 2015. See the section entitled “Important Information Regarding Cnova—Directors” for more information about Mr. Estermann.

Marcelo Lopes. Mr. Lopes has been a member of Via Varejo’s Executive Board since May 2013, having taken office on May 25, 2013 as the Vice-President of IT and Infrastructure. He held several positions at Grupo Pão de Açúcar from January 2001 to May 2013 in the Logistics, Supply Chain and Operations areas. Mr. Lopes’s principal business address is Rua João Pessoa, nº 83, Centro, São Caetano do Sul, SP, Brazil, CEP 09520-01. Mr. Lopes is a citizen of Brazil.

Alexandre Gonçalves is Via Varejo's Investor Relations Officer, having taken office on July 26, 2016. Mr. Gonçalves joined the Company in 2013 and is also Controller and a member of the Fiscal Council of Fundação Via Varejo. He was a consultant at PricewaterhouseCoopers in Brazil, the Netherlands and New Zealand from December 2004 to August 2013 and a consultant at Ernst & Young Brazil from April 2002 to December 2004. Mr. Gonçalve's principal business address is Rua João Pessoa, nº 83, Centro, São Caetano do Sul, SP, Brazil, CEP 09520-01. Mr. Gonçalves is a citizen of Brazil.

Felipe Negrão. Mr. Negrão has been working at Via Varejo since 2013. Currently, he holds the position of Financial Services Executive Officer, is a member of Fundação Via Varejo’s Fiscal Council and holds temporarily the position of Chief Financial Officer. Previously, Mr. Negrão held the position of Treasury, Tax and Financial Planning Officer. He also holds the position of Chief Financial Officer at Bartira, the group’s furniture factory. Mr. Negrão held executive positions at Grupo Ibmec Educacional and Medial Saúde, and was advisor to companies such as Bain & Company, A.T. Kearney and Finenge. Mr. Negrão also worked in the investment area of Banco Bradesco and in the credit area at the Inter-American Investment Corporation, Washington, D.C. Mr. Negrão’s principal business address is Rua João Pessoa, nº 83, Centro, São Caetano do Sul, SP, Brazil, CEP 09520-01. Mr. Negrão is a citizen of Brazil.

Paulo Adriano Romulo Naliato. Mr. Naliato joined Via Varejo in July 2013, having taken office on October 17, 2013 as the Human Resources Officer. Previously, he served as the Human Resources Officer at Santander (Brazil) from August 2008 to July 2013. Mr. Naliato’s principal business address is Rua João Pessoa, nº 83, Centro, São Caetano do Sul, SP, Brazil, CEP 09520-01. Mr. Naliato is a citizen of Brazil.

Flavia Altheman. Ms. Altheman took over the position of Marketing Executive Officer of Via Varejo in December 2013. She has been Via Varejo’s Marketing Officer since 2006. Ms. Altheman’s principal business address is Rua João Pessoa, nº 83, Centro, São Caetano do Sul, SP, Brazil, CEP 09520-01. Ms. Altheman is a citizen of Brazil.

Luiz Henrique Andrade Vendramini. Mr. Vendramini has served as Sales Officer at Via Varejo since December 2013. He joined Via Varejo in 2004 and acted as Sales Officer, being responsible for the white goods and portables areas. Mr. Vendramini’s principal business address is Rua João Pessoa, nº 83, Centro, São Caetano do Sul, SP, Brazil, CEP 09520-01. Mr. Vendramini is a citizen of Brazil.

IMPORTANT INFORMATION REGARDING THE FILING PARTIES AND THEIR
CONTROLLING AFFILIATES

The Filing Parties and their Controlling Affiliates

Cnova and its Controlling Affiliates

Cnova is controlled by CBD through the collective Cnova ownership of Companhia Brasileira de Distribuição Netherlands Holding B.V. (which we refer to as “CBD DutchCo”) and VV DutchCo. CBD DutchCo directly holds 117,303,664 Cnova ordinary shares representing 26.58% of Cnova’s equity interest and 27.44% of Cnova’s voting interests. Companhia Brasileira de Distribuição Luxembourg Holding S.à r.l. (which we refer to as “CBD LuxCo”) owns 100% of CBD DutchCo. CBD owns 100% of CBD LuxCo. VV DutchCo owns 96,790,798 Cnova ordinary shares representing 21.93% of Cnova’s equity interests and 22.64% of Cnova’s voting interests and is controlled by VV LuxCo, which is controlled by Via Varejo, which is controlled by CBD. CBD is controlled by Wilkes Participações S.A., which beneficially owns 35.39% of CBD’s equity interests and 94.30% of CBD’s voting interests. Wilkes is controlled by Segisor SAS (which we refer to as “Segisor”), which owns 100% of Wilkes’ equity interests and 100% of Wilkes’ voting interests. Additionally, Segisor directly holds 2.11% of the equity interests and 5.62% of the voting power of CBD. Segisor is controlled by CGP and Exito, each of which owns 50% of Segisor’s voting equity securities. Exito is controlled by Casino, which owns 54.80% of Exito’s equity interests and 54.80% of Exito’s voting interests. Casino is controlled by Rallye S.A. (which we refer to as “Rallye”), which beneficially owns 50.70% of Casino’s equity interests and 62.27% of Casino’s voting interests. Rallye is controlled by Fonciere Euris S.A. (which we refer to as “Fonciere Euris”), which owns 55.30% of Rallye’s equity interests and 71.30% of Rallye’s voting interests. Fonciere Euris is controlled by Finatis S.A. (which we refer to as “Finatis”), which owns 89.30% of Fonciere Euris’s equity interests and voting interests. Finatis is controlled by Euris S.A.S. (which we refer to as “Euris”), which owns 92.40% of Finatis’ equity interests and voting interests. Euris is controlled by Jean-Charles Naouri, who owns 99.99% of Euris’ equity interests and voting interests. Mr. Naouri is deemed the beneficial owner of 405,727,914 Cnova ordinary shares, representing approximately 91.94% of Cnova’s outstanding shares. We collectively refer to Cnova and its controlling affiliates listed in this subsection as the “Cnova Parties.”

During the past five years, none of the Cnova Parties (as defined above) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the past five years, except as set forth below, neither Cnova nor any of the Cnova directors or executive officers listed above has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Casino and its Controlling Affiliates

Casino is controlled by Rallye, which beneficially owns 50.70% of Casino’s equity interests and 62.27% of Casino’s voting interests. Rallye is controlled by Fonciere Euris, which owns 55.30% of Rallye’s equity interests and 71.30% of Rallye’s voting interests. Fonciere Euris is controlled by Finatis S.A., which owns 89.30% of Fonciere’s equity interests and voting interests. Finatis is controlled by Euris, which owns 92.40% of Finatis’ equity interests and voting interests. Euris is controlled by Jean-Charles Naouri, who owns 99.99% of Euris’ equity interests and voting interests. Mr. Naouri is deemed the beneficial owner of 56,770,942 Casino shares, representing approximately 50.70% of Casino’s outstanding shares. We collectively refer to Casino and its controlling affiliates listed in this subsection as the Casino Parties.

During the past five years, none of the Casino Parties (as defined above) nor any of their respective directors or executive officers listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the past five years, except as set forth below, neither Casino nor any of Casino’s directors or executive officers listed above has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

CBD and its Controlling Affiliates

CBD is controlled by Wilkes, which beneficially owns 35.39% of CBD’s equity interests and 94.30% of CBD’s voting interests. Wilkes is controlled by Segisor, which owns 100% of Wilkes’ equity interests and 100% of Wilkes’ voting interests. Additionally, Segisor directly holds 2.11% of the equity interests and 5.62% of the voting power of CBD. Segisor is controlled by CGP and Exito, each of which owns 50% of Segisor’s voting equity securities. Exito is controlled by Casino, which owns 54.80% of Exito’s equity interests and 54.80% of Exito’s voting interests. Casino is controlled by Rallye, which beneficially owns 50.70% of Casino’s equity interests and 62.27% of Casino’s voting interests. Rallye is controlled by Fonciere Euris, which owns 55.30% of Rallye’s equity interests and 71.30% of Rallye’s voting interests. Fonciere Euris is controlled by Finatis, which owns 89.30% of Fonciere Euris’s equity interests and voting interests. Finatis is controlled by Euris, which owns 92.40% of Finatis’ equity interests and voting interests. Euris is controlled by Jean-Charles Naouri, who owns 99.99% of Euris’ equity interests and voting interests. Mr. Naouri is deemed the beneficial owner CBD preferred and common shares, jointly representing 32.80% of CBD’s equity interests and 99.94% of its voting interests. We collectively refer to CBD and its controlling affiliates listed in this subsection as the CBD Parties.

During the past five years, none of the CBD Parties (as defined above) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the past five years, except as set forth below, neither CBD nor any of the CBD directors or executive officers listed above has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Via Varejo and its Controlling Affiliates

Via Varejo is controlled by CBD, which owns 410,352,691 Via Varejo common shares, representing 62.6% of common shares outstanding, and 149,168,394 Via Varejo preferred shares, representing 23.5% of preferred shares outstanding. Jointly, CBD’s common and preferred share ownership represents 43.30% of the total equity interests in Via Varejo. CBD is controlled by Wilkes, which beneficially owns 35.39% of CBD’s equity interests and 94.30% of CBD’s voting interests. Wilkes is controlled by Segisor, which owns 100% of Wilkes’ equity interests and 100% of Wilkes’ voting interests. Segisor is controlled by CGP and Exito, each of which owns 50% of Segisor’s voting equity securities. Exito is controlled by Casino, which owns 54.80% of Exito’s equity interests and 54.80% of Exito’s voting interests. Casino is controlled by Rallye, which beneficially owns 50.50% of Casino’s equity interests and 62.27% of Casino’s voting interests. Rallye is controlled by Fonciere Euris, which owns 55.30% of Rallye’s equity interests and 71.30% of Rallye’s voting interests. Fonciere Euris is controlled by Finatis, which owns 89.30% of Fonciere Euris’s equity interests and voting interests. Finatis is controlled by Euris, which owns 92.40% of Finatis’ equity interests and voting interests. Euris is controlled by Jean-Charles Naouri, who owns 99.99% of Euris’ equity interests and voting interests. Mr. Naouri is deemed the beneficial owner of 410,352,691 Via Varejo common shares and 149,168,394 Via Varejo preferred shares, jointly representing 43.30% of the total equity interests in Via Varejo. We collectively refer to Via Varejo and its controlling affiliates listed in this subsection as the Via Varejo Parties.

During the past five years, none of the Via Varejo Parties (as defined above) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the past five years, except as set forth below, neither Via Varejo nor any of the Via Varejo directors or executive officers listed above has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Certain Information Regarding the Controlling Affiliates

In alphabetical order and excluding Cnova, Casino, CBD and Via Varejo, information regarding each of which is included elsewhere throughout this supplemental information statement, the following entities collectively comprise the Cnova Parties, Casino Parties, CBD Parties and Via Varejo Parties. We collectively refer to the persons listed in this subsection as the “Filing Parties Controlling Affiliates.”

•	CBD DutchCo. Companhia Brasileira de Distribuição Netherlands Holding B.V., a Besloten Vennootschap organized under the laws of the Netherlands, is primarily a holding company without its own independent operations. CBD DutchCo’s principal place of business is WTC Schiphol Airport, Schiphol Boulevard 231, B-Tower, 5th Floor. 1118BH Amsterdam, The Netherlands. CBD DutchCo’s telephone number is +31 88 560 9950.
•	CBD LuxCo. Companhia Brasileira de Distribuição Luxembourg Holding S.à r.l., a société à responsabilité limitée organized under the laws of Luxembourg, is primarily a holding company without its own independent operations. VV LuxCo’s principal place of business is 15 rue Edward Steichen, 4th Floor L-2540 Luxembourg. VV LuxCo’s telephone number is +352 42 22 29.
•	Euris. Euris S.A.S., a société par actions simplifiées, organized under the laws of the Republic of France, is primarily a holding company without its own independent operations. Euris’ principal place of business is 83 Rue du Faubourg Saint-Honore, 75008 Paris, France. Euris’ telephone number is 01 44 71 14 90.
•	Exito. Almances Exito S.A., a sociedade anónima organized under the laws of Colombia, is a regional retail company in South America. Exito operates more than 2,600 total stores in four countries, including: in Colombia through Grupo Éxito; in Brazil through Grupo Pão de Açúcar; in Uruguay through Grupo Disco and Grupo Devoto; and in Argentina through Libertad. Exito’s principal place of business is Carrera 48 No. 32B Sur 139, Evigado, Colombia. Exito’s telephone number is (57) (4) 339 6565.
•	Finatis. Finatis S.A., a société anonyme organized under the laws of the Republic of France, is primarily a holding company without its own independent operations. Finatis principal place of business is 83 Rue du Faubourg Saint-Honore, 75008 Paris, France. Finatis telephone number is 01 44 71 14 90.
•	Fonciere Euris. Fonciere Euris S.A., a société anonyme organized under the laws of the Republic of France, is primarily a holding company without its own independent operations. Fonciere Euris’ principal place of business is 83 Rue du Faubourg Saint-Honore, 75008 Paris, France. Fonciere Euris’ telephone number is 01 44 71 14 90.
•	Jean-Charles Naouri. Mr. Naouri is the Chairman of the board of directors and Chief Executive Officer of CGP. Mr. Naouri began his career as Inspector General of Finances at the French Treasury. He was appointed Chief of Staff for the Minister of Social Affairs and National Solidarity in 1982, then Chief of Staff for the Minister of the Economy, Finance and Budget in 1984. In 1987, he founded Euris S.A., which became the controlling shareholder of Rallye S.A. in 1991 then of CGP in 1998. Mr. Naouri has been Chairman and Chief Executive Officer of CGP since March 2005. Mr. Naouri’s principal business address is 1 Esplanade de France, 42000 Saint-Etienne, France. Mr. Naouri is a citizen of France.
•	Rallye. Rallye S.A., a société anonyme organized under the laws of Republic of France, is primarily a holding company without its own independent operations. Rallye’s principal place of business is 83 Rue du Faubourg Saint-Honore, 75008 Paris, France. Rallye’s telephone number is 01 44 71 14 90.
•	Segisor. Segisor SAS, a société par actions simplifiées organized under the laws of the Republic of France, is primarily a holding company without its own independent operations. Segisor’s principal place of business is 1 Esplanade de France, 42000 Saint-Etienne, France. Segisor’s telephone number is 01 44 71 14 90.
•	VV DutchCo. Via Varejo Holding Netherlands B.V, a Besloten Vennootschap organized under the laws of the Netherlands, is primarily a holding company without its own independent operations. VV DutchCo’s principal place of business is WTC Schiphol Airport, Schiphol Boulevard 231, B-Tower, 5th Floor. 1118BH Amsterdam, The Netherlands. VV DutchCo’s telephone number is +31 88 560 9950.

•	VV LuxCo. Via Varejo Holding S.à.r.l., a société à responsabilité limitée organized under the laws of Luxembourg, is primarily a holding company without its own independent operations. VV LuxCo’s principal place of business is 15 rue Edward Steichen, 4th Floor L-2540 Luxembourg. VV LuxCo’s telephone number is +352 42 22 29.
•	Wilkes. Wilkes Participações S.A., a sociedade anónima organized under the laws of Brazil, is primarily a holding company without its own independent operations. Wilkes’ principal place of business is Avenida Brigaderio Luiz Antonio 3142, São Paulo, São Paulo, Brazil. Wilkes’ telephone number is 55 11 3886 3222.

Past Transactions in Cnova’s Ordinary Shares

Transactions in Ordinary Shares during the Past 60 Days

Prior to July 14, 2016, CBD, Via Varejo and certain of Cnova’s other shareholders held their Cnova ordinary shares through a “DutchCo-LuxCo” holding structure. Pursuant to this structure, Cnova ordinary shares were held directly by Marneylectro B.V., a Dutch private limited liability company (besloten vennootschap), which we refer to as “DutchCo.” Dutch HoldCo was a wholly owned subsidiary of Marneylectro S.à r.l., a Luxembourg private limited liability company (société à responsabilité limitée) which we refer to as “LuxCo.” The share capital of LuxCo was owned by CBD, Via Varejo and certain other indirect shareholders of Cnova in proportion to their underlying interest in the Cnova ordinary shares directly held by Dutch HoldCo. shareholders

On July 13, 2016, effective as of July 14, 2016, DutchCo entered into a demerger under Dutch law, pursuant to which:

(i)	DutchCo was renamed QE Participações Netherlands Holding B.V. (which we refer to as “DutchCo QE”) and retained 6,002,981 Cnova ordinary shares and an equal number of special voting depository receipts issued for Cnova special voting shares
(ii)	DutchCo transferred 117,303,664 Cnova ordinary shares and an equal number of special voting depository receipts issued for Cnova special voting shares to Companhia Brasileira de Distribuição Netherlands Holding B.V. (which we refer to as “DutchCo CBD”);
(iii)	Dutch HoldCo transferred 96,790,798 Cnova ordinary shares and an equal number of special voting depository receipts issued for Cnova special voting shares to Via Varejo Netherlands Holding B.V. (which we refer to as “DutchCo VV”);
(iv)	Dutch HoldCo transferred 384,057 Cnova ordinary shares and an equal number of special voting depository receipts issued for our special voting shares to Camberra Participações Netherlands Holding B.V. (which we refer to as “DutchCo Camberra”);
(v)	LuxCo acquired the entire issued share capital of each of DutchCo CBD, DutchCo VV and DutchCo Camberra (and retained the issued share capital of DutchCo QE).

Also on July 14, 2016, but following the demerger of DutchCo described above, LuxCo entered into a demerger under Luxembourg law, pursuant to which:

(i)	LuxCo ceased to exist and all of its assets and liabilities were transferred to Companhia Brasileira de Distribuição Luxembourg Holding S.à r.l. (“LuxCo CBD”), Via Varejo Luxembourg Holding S.à r.l. (“LuxCo VV”), Camberra Participações Luxembourg Holding S.à r.l. (“LuxCo Camberra”) and QE Participações Luxembourg Holding (“LuxCo QE”), as described in clauses (ii) through (v) below;
(ii)	CBD acquired the entire issued share capital of LuxCo CBD, which in turn acquired the entire issued share capital of DutchCo CBD;
(iii)	VV acquired the entire issued share capital of LuxCo VV, which in turn acquired the entire issued share capital of Dutch HoldCo VV;
(iv)	Camberra Participações Ltda. (“BrazilCo Camberra”) acquired the entire issued share capital of LuxCo Camberra, which in turn acquired the entire issued share capital of DutchCo Camberra; and
(v)	QE Participações Ltda. acquired the entire issued share capital of LuxCo QE, which in turn acquired the entire issued share capital of DutchCo QE.

With effect from the demerger of LuxCo as described above, the 384,057 special voting depository receipts issued for our special voting shares held by Dutch HoldCo Camberra were cancelled by Stichting Cnova Special Voting Shares, a foundation organized under the Laws of the Netherlands, because as of that moment, Dutch HoldCo Camberra no longer qualified to own Cnova special voting depositary receipts. Stichting Cnova Special Voting Shares then transferred 384,057 Cnova special voting shares to the Company for no consideration.

Also on July 14, 2016, but following the demerger of LuxCo as described above, Dutch HoldCo Camberra distributed and transferred 384,057 of Cnova ordinary shares to LuxCo Camberra and LuxCo Camberra distributed and transferred those shares to Brazil HoldCo Camberra in connection with their respective liquidations,

On July 15, 2016, Brazil HoldCo Camberra transferred 384,057 of our ordinary shares to Camberra Participações II Ltda., which in turn transferred those shares to various minority shareholders on that same date.

Significant Transactions in Cnova Ordinary Shares During the Past Two Years

Purchases of Cnova Ordinary Shares by Euris S.A.S.

Purchases of Cnova Ordinary Shares by Euris S.A.S
Fiscal Quarter ended	Total Cnova Ordinary Shares Purchased	Range of Prices Paid per Cnova Ordinary Share	Average Purchase Price per Cnova Ordinary Share
March 31, 2015	500,000	$5.99 – 6.71	$6.33
December 31, 2014	2,000,000	$7.00 – 7.00	$7.00

Other Transactions

On December 22, 2014, Via Varejo acquired 2.22% of the total and voting capital of Marneylectro S.à r.l. Marneylectro was solely engaged in holding the indirect interest of 49.96% in Cnova prior to the demergers described in “—Transactions in the Ordinary Shares in the Past 60 Days” above. On June 4, 2014, the board of directors of Via Varejo approved the project for association of the e-commerce businesses developed by Nova Ponto with the e-commerce businesses developed by the controlling shareholder Casino through Cdiscount S.A. and its associates (“Cdiscount”). On July 24, 2014, the corporate reorganization was completed and Via Varejo began as of that time to hold an indirect equity interest in the capital of Cnova.

Significant Past Transactions and Contracts

Cnova is party to a number of significant arrangements with the other Filing Parties. These arrangements are described in Cnova’s Current Report on Form 20-F for the year ended December 31, 2015, under Item 7, Part B—Related Party Transactions.